Exhibit 99.1

BARRICK
Annual Information Form
For the year ended December 31, 2020
Dated as of March 19, 2021
Barrick Gold Corporation
161 Bay Street, Suite 3700
Toronto, Ontario M5J 2S1

BARRICK GOLD CORPORATION

ANNUAL INFORMATION FORM

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GLOSSARY OF TECHNICAL AND BUSINESS TERMS

Assay

A chemical analysis to determine the amount or proportion of the element of interest contained within a sample, typically base metals or precious metals.

Autoclave

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulfide mineralization into amenable oxide ore.

By-product

A payable secondary metal or mineral product that is recovered along with the primary metal or mineral product during the concentration process.

Carbonaceous

Naturally occurring carbon present in the ore from the decay of organic material which can result in an inadvertent loss of precious metals during the cyanidation process.

Carbon-in-leach (CIL)

A recovery process in which precious metals are dissolved from finely ground ore during cyanidation and simultaneously adsorbed on relatively coarse activated carbon (burnt coconut shell) granules. The loaded carbon particles are separated from the slurry and recycled in the process following precious metal removal and reactivation through chemical and thermal means.

Class 1 - High Significance Environmental Incident

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

Class 2 - Medium Significance Environmental Incident

An incident that has the potential to cause negative impact on human health or the environment but is reasonably anticipated to result in only localized and short-term environmental or community impact requiring minor remediation.

Concentrate

A product from a mineral processing facility, such as gravity separation or flotation, in which the valuable constituents have been upgraded and unwanted gangue materials rejected as waste.

Contained ounces

A measure of in-situ or contained metal based on an estimate of tonnage and grade.

Crushing

A unit operation that reduces the size of material delivered as run of mine ore for further processing.

Cut-off grade

A calculated minimum metal grade at which material can be mined and processed at break-even cost.

Development

Work carried out for the purpose of preparing a mineral deposit for production. In an underground mine, development includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/or waste rock.

Dilution

The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

Doré

Composite gold and silver bullion usually consisting of approximately 90% precious metals that will be further refined to separate pure metals.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: the collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process that concentrates minerals by taking advantage of specific surface properties and applying chemicals such as collectors, depressants, modifiers and frothers in the presence of water and finely dispersed air bubbles.

Grade

The concentration of an element of interest expressed as relative mass units (percentage, parts per million, ounces per ton, grams per tonne, etc.).

Grinding (Milling)

Involves the size reduction of material fed to a process plant though abrasion or attrition to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby precious or base metals are extracted from stacked material placed on top of an impermeable plastic liner and after applying leach solutions that dissolve and transport valuable metals for recovery in the process plant.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be back filled with supporting material.

Ma

Mega-annums (each mega-annum, one million years).

Metric conversion

Troy ounces	×	31.10348	=	Grams

Troy ounces per short ton	×	34.28600	=	Grams per tonne

Pounds	×	0.00045	=	Tonnes

Tons	×	0.90718	=	Tonnes

Feet	×	0.30480	=	Meters

Miles	×	1.60930	=	Kilometers

Acres	×	0.40468	=	Hectares

Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve (Reserve)

The economically mineable portion of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

Probable mineral reserve: the economically mineable portion of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral resource (Resource)

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well-established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization

The presence of a target mineral in a mass of host rock.

Mining claim

A footprint of land that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and, in most instances, exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed in an excavation from surface.

Ore

Material containing metallic or non-metallic minerals that can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the host rock or original mineralization has been oxidized.

Qualified Person

See “Scientific and Technical Information”.

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from a molten metal.

Refractory material

Mineralized material from which metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulfide encapsulation of the metal or the presence of naturally occurring carbon or other constituents that reduce gold recovery.

Roasting

The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Sill Benching

A bulk mining method similar to stoping where a bench is blasted from the floor of an existing drift, but material may be mucked from an internal ramp through the bench rather than from a dedicated mucking level.

Strategic Asset

An asset which, in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.

Tailings

The material that remains after economically and technically recoverable precious metals have been removed from ore during processing.

Tailings storage facility

An area constructed for long term storage of material that remains after processing.

Tier One Gold Asset

An asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Tier Two Gold Asset

An asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Tons

Short tons (2,000 pounds or approximately 907 kilograms).

Tonnes

Metric tonnes (1,000 kilograms or approximately 2,205 pounds).

Underhand drift-and-fill

A drift-and-fill method of underground mining that works downward, with cemented fill placed above the working area; best suited where ground conditions are less competent.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. References to “CLP” are to Chilean pesos. References to “ARS” are to Argentine pesos. References to “XOF” are to West African CFA francs. For Canadian dollars to U.S. dollars, the average exchange rate for 2020 and the exchange rate as at December 31, 2020 were one Canadian dollar per 0.75 and 0.79 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2020 and the exchange rate as at December 31, 2020 were one Australian dollar per 0.69 and 0.77 U.S. dollars, respectively. For Chilean pesos to U.S. dollars, the average exchange rate for 2020 and the exchange rate as at December 31, 2020 were one U.S. dollar per 792 and 711 Chilean pesos, respectively. For Argentine pesos to U.S. dollars, the average exchange rate for 2020 and the exchange rate as at December 31, 2020 were one U.S. dollar per 70.40 and 84.14 Argentine pesos, respectively. For West African CFA francs to U.S. dollars, the average exchange rate for 2020 and the exchange rate as at December 31, 2020 were one U.S. dollar per 576 and 535 West African CFA francs, respectively.

For the year ended December 31, 2020 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited consolidated financial statements of the Company for the year ended December 31, 2020 (the “Consolidated Financial Statements”) are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves and mineral resources presented in this Annual Information Form have been estimated as at December 31, 2020 (unless otherwise noted) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. Barrick’s resources are reported on an inclusive basis and include all areas that form reserves. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (see Note 1 of “Notes to the Barrick Mineral Reserves and Resources Tables” in “Narrative Description of the Business – Mineral Reserves and Mineral Resources”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required by National Instrument 43-101. Under the multi-jurisdictional disclosure system (“MJDS”), Barrick is permitted to use its Canadian disclosures, including its reserve and resource disclosures pursuant to National Instrument 43-101, to satisfy certain United States periodic reporting obligations. As a result, Barrick does not report its reserves and resources under the SEC Modernization Rules, and as such, Barrick’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS.

Investors are also cautioned that while National Instrument 43-101 and subpart 1300 of SEC Regulation S-K recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” of Barrick are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under National Instrument 43-101.

Barrick uses certain non-GAAP financial performance measures in its financial reports, including total cash costs per ounce, all-in sustaining costs per ounce, all-in costs per ounce, C1 cash costs per pound and all-in sustaining costs per pound. For a description and reconciliation of each of these measures, please see pages 96 to 122 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2020 (the “MD&A”), available electronically from SEDAR and EDGAR. See also “Non-GAAP Financial Measures” at pages 175 to 204 for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained in this Annual Information Form, including any information as to Barrick’s strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “vision”, “target”, “plan”, “opportunities”, “objective”, “pursuit”, “assume”, “goal”, “aim”, “intend”, “intention”, “project”, “continue”, “budget”, “estimate”, “potential”, “strategy”, “prospective”, “following”, “future”, “aim”, “guidance”, “outlook”, “forecast”, “may”, “will”, “can”, “could”, “should”, “schedule”, “would” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by Barrick as at the date of this Annual Information Form in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to:

•	fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity);

•	risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required;

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risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves;

•	risks associated with the fact that certain of the initiatives described in this Annual Information Form are still in the early stages and may not materialize;

•	changes in mineral production performance, exploitation and exploration successes;

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risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment;

•	the speculative nature of mineral exploration and development;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies, and practices;

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expropriation or nationalization of property and political or economic developments in Canada, the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the Democratic Republic of the Congo (the “DRC”), Mali, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania, or Zambia or other countries in which Barrick does or may carry on business in the future;

•	risks relating to political instability in certain of the jurisdictions in which Barrick operates;

•	timing of receipt of, or failure to comply with, necessary permits and approvals;

•	non-renewal of key licences by governmental authorities, including non-renewal of Porgera’s Special Mining Lease (the “SML”);

•	failure to comply with environmental and health and safety laws and regulations;

•	contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

•	the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses;

•	increased costs and physical risks, including extreme weather events and resource shortage, related to climate change;

•

damage to Barrick’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to Barrick’s handling of environmental matters or dealings with community groups, whether true or not;

•	risks relating to operations near communities that may regard Barrick’s operations as being detrimental to them;

•	litigation and legal and administrative proceedings;

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operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•	risks associated with working with partners in jointly controlled assets;

•	risks relating to disruption of supply routes which may cause delays in construction and mining activities at Barrick’s more remote properties;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	risks associated with artisanal and illegal mining;

•	risks associated with Barrick infrastructure, information technology systems and the implementation of Barrick’s technological initiatives;

•	the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

•	the impact of inflation;

•	adverse changes in the Company’s credit ratings;

•	risks related to exchange and capital controls;

•

fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean, Argentine and Dominican pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian shilling, West African CFA, Congolese franc, and Papua New Guinean kina versus the U.S. dollar);

•	changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and variable rate debt obligations;

•	risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);

•	risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions;

•	uncertainty as to whether some or targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate;

•	whether benefits expected from recent transactions are realized;

•	business opportunities that may be presented to, or pursued by, the Company;

•	the Company’s ability to successfully integrate acquisitions or complete divestitures;

•	risks related to competition in the mining industry;

•	employee relations, including loss of key employees;

•	availability and increased costs associated with mining inputs and labor;

•	risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic;

•	risks related to the failure of internal controls; and

•	risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” and to the MD&A (which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F) for a discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this Annual Information Form.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities regulatory authorities and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or following review by: Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, BSc (Geol) (Honours), SME Registered Member, Resource Modeling Manager, North America; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Executive Vice President, Exploration and Growth.

Each of Messrs. Yopps, Fiddes, Yuhasz, Bottoms, Quick, Steele and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” is an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Yopps, Fiddes, Yuhasz, Bottoms, Quick, Steele and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. No such person has received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of any outstanding class of securities of Barrick’s associates or affiliates.

GENERAL INFORMATION

Organizational Structure

Barrick is a company governed by the Business Corporations Act (British Columbia) (“BCBCA”). Barrick resulted from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation pursuant to the Business Corporations Act (Ontario) (the “OBCA”). By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company, the Company amended its articles to create a special voting share designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006. In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009. On November 27, 2018, pursuant to a continuation application, Barrick continued from the Province of Ontario under the OBCA into the Province of British Columbia under the BCBCA. The notice of articles and articles of Barrick under the BCBCA are substantially similar to Barrick’s previous articles and by-laws. Key changes include a bifurcated approach to amendments to the articles where a special resolution is required for certain matters and an ordinary resolution is required for other matters; authorizing only one class of an unlimited number of common shares (preferred share classes are no longer authorized); and a reduction of the notice period to hold shareholder meetings following the fixing of record dates. Barrick’s registered office is located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. Barrick’s head office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1.

Barrick’s business is organized into operating segments for financial reporting purposes, comprising eighteen individual minesites and one project. For the year ended December 31, 2020, Barrick’s reportable operating segments were Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera, North Mara and Bulyanhulu. For financial reporting purposes, the Company’s remaining operating segments that are not reportable operating segments are grouped into an “other” category and are not reported on individually. Barrick’s material properties presented in this Annual Information Form are: Cortez, Carlin, Turquoise Ridge, Pueblo Viejo, Kibali and Loulo-Gounkoto. See “Narrative Description of the Business – Reportable Operating Segments”.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 15, 2021 and their respective locations or jurisdictions of incorporation, as applicable, is set out below. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (British Columbia)
Barrick Gold (Norte Abierto) Limited (Jersey)
50%
AC 40689 Ltd. (Cayman Islands)
50% Series A
50% Series B
Norte Abierto SpA (Chile)
Norte Abierto Project (Chile)
53.49%
Barrick Gold (Pueblo Viejo) Limited (Jersey)
Pueblo Viejo (Jersey) 1 Limited (Jersey)
60%
Pueblo Viejo Dominicana Jersey 2 Limited (Jersey)
Pueblo Viejo Mine (Dominican Republic)
Barrick Gold (International Holdings) Limited (Jersey)
Barrick International (Barbados) Corp. (Barbados)
43.81%
16.67%
Barrick Gold (Zaldivar) Limited (Jersey)
Barrick Gold (Zaldivar) 2 Limited (Jersey)
85.377%
Compania Minera Zaldivar Limitada (Chile)
50%
Compania Minera Zaldivar SpA (Chile)
Zaldivar Mine (Chile)
14.623%
Inversiones Barrick Conosur SpA (Chile)
98.32%
Sutton Resources Ltd. (British Columbia)
Romanex International Limited (British Columbia)
Kabanga Holdings Ltd. (Cayman Islands)
60%
Kabanga Nickel Company Limited (Tanzania)
40%
Kabanga Project (Tanzania)
Kagera Mining Company Limited (Tanzania)
60%
40%
Kagera Project (Tanzania)
Barrick Gold (South America Holdings) Limited (Jersey)
99.9999%
Barrick Gold (Peru) 2 Limited (Jersey)
98.73%
Minera Barrick Misquichilca S.A. (Peru)
Lagunas Norte Mine (Peru)
Pierina Mine (Peru)
Barrick Exploraciones Argentina S.A. (Argentina)
98%
Pascua-Lama Project (Chile/ Argentina)
PDG Sona (Cayman) Ltd. (Cayman Islands)
Barrick Gold (Pascua Lama) Limited (Jersey)
36.9%
Barrick TZ Limited (United Kingdom)
BUK HoldCo Limited (United Kingdom)
East African Gold Mines Pty Limited (Australia)
North Mara Gold Mine Limited (Tanzania)
North Mara Mine (Tanzania)
KMCL Holdings Ltd. (Cayman Islands)
Bulyanhulu Gold Mine Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
1816962 Ontario Inc. (Ontario)
Pangea Goldfields Inc. (Ontario)
1051694 Ontario Inc. (Ontario)
Barrick Gold (Pascua Lama) 2 Limited (Jersey)
Compania Minera Nevada SpA (Chile)
Barrick International Ltd. (Ontario)
84%
TWIGA Minerals Corporation Limited (Tanzania)
Pangea Minerals Limited (Tanzania)
Buzwagi Mine (Tanzania)
ABX Financeco Inc. (Delaware)
Barrick Gold Exploration Inc. (Delaware)
Barrick Gold Finance Inc. (Delaware)
Barrick Holding Co. (California)
98.36%
Barrick (HMC) Mining Company (Delaware)
1.64%
Homestake Mining Company of California (California)
Barrick Gold Finance Company (Nova Scotia)
87.83%
Barrick Gold Inc. (Ontario)
Hemlo Property (Canada)
Argentina Gold Corp. (Canada)
90.34%
Barrick Gold (Veladero) 1 Limited (Jersey)
55%
Barrick Gold (Veladero) 2 Limited (Jersey)
50%
Argentina Gold (Bermuda) II Ltd. (Cayman Islands)
95.69%
Minera Andina del Sol S.R.L. (Argentina)
Veladero Mine (Argentina)
Barrick North America Holding Corporation (Nevada)
Barrick Gold U.S. Inc. (California)
50%
Donlin Gold LLC (Delaware)
Donlin Gold Project (Alaska)
Golden Sunlight Mines, Inc. (California)
Golden Sunlight Mine (United States)
Fourmile Project (United States)
60%
30.5%
Barrick Nevada Holding LLC (Delaware)
61.5%
Nevada Gold Mines LLC (Delaware)
99.9%
Barrick Cortez LLC (Delaware)
60%
Cortez Property (United States)
Lone Tree Mine (United States)
South Arturo Project (United States)
60%
Rodeo Project (United States)
Betze-Post Mine (United States)
Precious Metals Recovery LLC (Nevada)
Nevada Gold Energy LLC (Delaware)
NGM Cortez LLC (Delaware)
Leeville Holdco LLC (Delaware)
Leeville Mine (United States)
Western 102 Power Plant (United States)
Turquoise Ridge Mine (United States)
Goldrush Project (United States)
Storm Mine (United States)
Carlin Property (United States)
Twin Creeks Mine (United States)
Phoenix Mine (United States)
Long Canyon Mine (United States)
Meikle Mine (United States)
Equinox Minerals Limited (Ontario)
Barrick Resources (Australia) Pty Limited (New South Wales)
Barrick Copper Overseas Pty Limited (Western Australia)
Barrick African Copper Pty Limited (Western Australia)
99.998%
Lumwana Mining Company Limited (Zambia)
Lumwana Mine (Zambia)
Barrick Middle East Pty Limited (Queensland)
50%
Ma'aden Barrick Copper Company (Saudi Arabia)
Jabal Sayid Mine (Saudi Arabia)
Barrick (PD) Australia Pty Limited (New South Wales)
50%
Barrick (Niugini) Limited (Papua New Guinea)
95%
Porgera Mine (Papua New Guinea)
50%
Atacama Copper Pty Limited (Victoria)
Tethyan Copper Company Pty Limited (Western Australia)
Tethyan Copper Company Pakistan (Private) Limited (Pakistan)
75%
Reko Diq Project (Pakistan)
Barrick Gold (Holdings) Limited (Jersey)
Barrick Gold (Côte d'Ivoire) Limited (Jersey)
Barrick Gold (Gounkoto) Limited (Jersey)
New Mining Holdings Limited (BVI)
51%
New Mining Côte d'Ivoire SA (Côte d'Ivoire)
1%
30%
89%
Societe des Mines de Tongon SA (Côte d'Ivoire)
Tongon Gold Mine (Côte d'Ivoire)
80%
Societe des Mines de Gounkoto SA (Mali)
Gounkoto Gold Mine (Mali)
Barrick Gold (Kibali) Limited (Jersey)
Barrick Gold (SOMILO) Limited (Jersey)
Mining Investments (Jersey) Limited (Jersey)
Kibali (Jersey) Limited (Jersey)
50%
Moto (Jersey) 1 Limited (Jersey)
Moto (Jersey) 2 Limited (Jersey)
70%
Kibali Goldmines SA (DRC)
20%
Kibali Gold Mine (DRC)
Societe des Mines de Loulo SA (Mali)
80%
Loulo Gold Mine (Mali)

[1] Wholly-owned, directly or indirectly, by Barrick Gold Corporation

[2] Ownership Interests in Barrick Nevada Holding LLC:
- Barrick Gold U.S. Inc. – 30.5%
- Barrick Goldstrike Mines Inc. – 26.0%
- Barrick Gold Finance Inc. – 20.5%
- Barrick Turquoise Ridge Inc. – 20.0%
- Homestake Mining Company of California – 1.6%
- Barrick Gold Exploration Inc. – 1.0%
- Barrick Gold of North America, Inc. – 0.1%
- Barrick Holding Co. – 0.1%
- Barrick Storm Inc. – 0.1%
- Lac Minerals (USA) LLC – 0.1%

[3] Wholly-owned, directly or indirectly, by Nevada Gold Mines LLC

[4] In closure

[5] On February 16, 2021, Barrick announced an agreement to sell its 100% interest in Lagunas Norte to Boroo Pte Ltd, which remains subject to closing conditions

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 15, 2021 is set out at the end of this “General Information” section.

General Development of the Business

History

Barrick entered the gold mining business in 1983 and is a leading international gold company. The Company has interests in operating mines or projects in Canada, the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the DRC, Mali, Papua New Guinea, Peru, Saudi Arabia, Tanzania and Zambia. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada, which was contributed to Nevada Gold Mines (as defined below) on July 1, 2019, as part of the joint venture transaction with Newmont Corporation (“Newmont”). Since 1994, Barrick has strategically expanded beyond its North American base, including through its merger with Randgold on January 1, 2019, and now operates on five continents. See “Significant Transactions – Nevada Gold Mines” and “Significant Transactions – Randgold Resources Limited”.

Significant Transactions

Randgold Resources Limited

On January 1, 2019, Barrick acquired 100% of the issued and outstanding shares of Randgold (the “Merger”). Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition was $7.9 billion.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the DRC; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali (the latter has since been sold, see “Operational Excellence and Sustainable Profitability”) and various exploration properties. Barrick began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

The Company filed a business acquisition report on Form 51-102F4 in connection with the Merger on March 13, 2019 (the “Business Acquisition Report”). The Business Acquisition Report is on file with the SEC and Canadian provincial securities regulatory authorities.

Unless otherwise specified, information included in this Annual Information Form regarding the business of Barrick or Randgold (i) in respect of a date or period on or prior to December 31, 2018, refers to their respective businesses prior to the Merger, and (ii) in respect of a date or period on or after January 1, 2019, refers to the combined business of Barrick and Randgold following the Merger.

Nevada Gold Mines

On March 10, 2019, Barrick entered into an implementation agreement with Newmont to create a joint venture combining the companies’ respective mining operations, assets, reserves and talent in the State of Nevada. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties, and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. The joint venture excludes Barrick’s Fourmile project and Newmont’s Fiberline and Mike deposits. The contribution of these excluded assets into the joint venture is governed by the terms of the amended and restated limited liability company agreement for the joint venture. On July 1, 2019, the transaction closed, establishing Nevada Gold Mines, and Barrick began consolidating the operating results, cash flows and net assets of Nevada Gold Mines from that date forward. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture.

Acacia Mining plc

In 2010, Barrick created African Barrick Gold plc, a new London Stock Exchange-listed company to hold Barrick’s African gold mines, gold projects and gold exploration properties. Barrick retained a 73.9% interest in the new company. African Barrick Gold plc subsequently changed its name to Acacia Mining plc (“Acacia”) and Barrick sold off a portion of its interest, reducing its ownership to 63.9%. Acacia’s operations consisted most recently of its Bulyanhulu mine, its North Mara mine and its Buzwagi mine, all located in Tanzania.

Starting in 2017, the business and operations of Acacia were materially affected by ongoing disputes with the Government of Tanzania (the “GoT”). In March 2017, the GoT announced a ban on the export of metallic mineral concentrates (the “Ban”) and, as a consequence, in the second half of 2017, Acacia took the decision to place the Bulyanhulu mine on reduced operations. On July 24, 2017, the Tanzania Revenue Authority delivered a series of Notices of Adjusted Assessments in relation to Bulyanhulu and Buzwagi with a total of $40 billion of alleged unpaid taxes and approximately $150 billion of penalties and interest owed, dating back to the initial establishment of the mine. In August 2017, the Tanzania Revenue Authority delivered a further series of Notices of Adjusted Assessment in relation to a legacy mine in respect of a total of $3 billion of alleged unpaid taxes, penalties and interest owed.

Barrick initiated negotiations with the GoT in an effort to help resolve these and other disputes. For additional information regarding these disputes, see “Legal Matters – Legal Proceedings – Tanzania – Concentrate Export Ban and Related Disputes” and “Legal Matters – Legal Proceedings – Tanzanian Revenue Authority Assessments”.

During the course of these negotiations, the GoT stated that it would not execute final agreements for the resolution of these disputes if Acacia is one of the counterparties to the settlement agreements. In light of this, and in an effort to resolve these ongoing disputes between Acacia and the GoT, Barrick made an offer to acquire all of the outstanding Acacia shares that it did not already own. Barrick and Acacia agreed on the terms of the acquisition in July 2019, which was implemented by means of a court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”).

On September 17, 2019, Barrick completed the share-for-share exchange of 0.168 Barrick shares and any Acacia Exploration Special Dividends for each ordinary share of Acacia. The Acacia Exploration Special Dividends and any deferred cash consideration dividends (if applicable) will be paid as a consequence of a sales process to realize value from the sale of certain Acacia exploration properties to be undertaken during the two-year period following closing. This transaction resulted in the issuance of 24,836,670 Barrick common shares or approximately 1% of Barrick’s share capital at the time. As a result, Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”), the operating company formed to manage the Tanzania mines. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of Barrick’s Tanzanian mines (Bulyanhulu, Buzwagi and North Mara), a 16% free carried interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations in the form of taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga is 16% owned by the GoT and provides management services to the mines. See “Legal Matters – Legal Proceedings – Tanzania – Concentrate Export Ban and Related Disputes”.

In furtherance of the aforementioned sales process, on August 19, 2020, Barrick completed the sale of a former Acacia (and now a Barrick) subsidiary, Acacia Exploration (Kenya) Ltd., which owns the West Kenya exploration project, to Shanta Gold Limited for $7 million in cash, 54,650,211 Shanta shares and a 2% net smelter return royalty relating to the project.

Strategy

Barrick’s vision is to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for Barrick’s owners and partners. The Company’s strategy is to operate as business owners by attracting and developing world-class people who understand and are involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence. Barrick is focused on returns to its stakeholders by optimizing free cash flow, managing risk to create long-term value for the Company’s shareholders and partnering with host governments and communities to transform their country’s natural resources into sustainable benefits and mutual prosperity. The Company aims to achieve this through continuously improving asset quality, pursuing operational excellence and maintaining a focus on sustainable profitability.

Asset Quality

Barrick aims to grow its portfolio through investments in Tier One Gold Assets, Tier Two Gold Assets and Strategic Assets, with an emphasis on organic growth. The Company is focusing its efforts on identifying, investing in and developing assets that meet Barrick’s investment criteria. The required internal rate of return for Tier One Gold Assets and Tier Two Gold Assets is 15% and 20%, respectively, based on Barrick’s long-term gold price assumption. All projects are evaluated against Barrick’s investment filters, which incorporate a broad range of financial, environmental, safety, partnership and social license to operate criteria. In addition, all major projects undergo a peer review process culminating in review by the Executive Committee to confirm that the project is broadly supported across the organization, with identified gaps substantially addressed, and that there is appropriate confidence for a development decision.

Near-term portfolio priorities include advancing projects at Nevada Gold Mines (Goldrush and Turquoise Ridge), Fourmile, as well as Pueblo Viejo. Nevada Gold Mines’ projects at Goldrush and Turquoise Ridge are in execution. Barrick also continues to advance projects at Veladero, Bulyanhulu and Zaldívar. The latter project is operated by Antofagasta plc (“Antofagasta”).

Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration and emerging discoveries that have the potential to pass Barrick’s investment filters. In line with Barrick’s focus on growing its exploration portfolio, the Company is expanding its extensive land position in many of the world’s most prolific gold districts.

The Company’s brownfields exploration focus has delivered significant value in 2020, driven by strong results from exploration on the Battle Mountain - Eureka and Carlin Trends at Nevada Gold Mines, as well as Pueblo Viejo, Loulo-Gounkoto, Kibali and at its Tanzanian assets. At the same time, Barrick is continually evaluating prospective third party projects with the potential to become profitable mines under Barrick’s stewardship.

Barrick’s portfolio also contains a number of undeveloped greenfield gold and copper deposits, providing further optionality and leverage to gold and copper prices. These include Alturas, Donlin Gold, Norte Abierto and Pascua-Lama.

For additional information regarding Barrick’s growth projects, exploration programs and new discoveries, see “Material Properties – Cortez Property”, “Material Properties - Carlin Complex”; “Material Properties – Turquoise Ridge Complex”, “Material Properties – Pueblo Viejo Mine”; “Material Properties - Kibali Mine”; “Material Properties - Loulo-Gounkoto Mine Complex” and “Exploration and Growth Projects”.

In addition, the Company is also focused on portfolio optimization, which includes selling non-core assets over time in a disciplined manner and maximizing the long-term value of Barrick’s strategic copper business. In 2019, the Company initiated a $1.5 billion portfolio rationalization program for non-core assets, which resulted in the sale of Barrick’s 50% interest in non-operated Kalgoorlie Consolidated Gold Mines (“Kalgoorlie”) in November 2019 and the announcement in December 2019 of the disposal of Barrick’s and its minority partner’s combined 90% interest in the Massawa project, which closed in March 2020. In 2020, the Company continued its non-core asset divestiture strategy and sold its interest in the Eskay Creek project in October 2020. Barrick also completed the sale of its interest in the Bullfrog Gold Corp. (“Bullfrog”) mine area to a wholly-owned subsidiary of Bullfrog in October 2020, and the sale of Barrick’s and AngloGold Ashanti Limited’s combined 80% interest in the Morila gold mine in November 2020. On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd for total consideration of up to $81 million, with $20 million of upfront cash consideration on closing. Completion of the sale is subject to closing conditions. These transactions, among various other monetization initiatives, have collectively generated gross proceeds and value in excess of $1.5 billion, and have reinforced Barrick’s strategy of maintaining a concentrated Tier One Gold Asset portfolio. For additional information regarding these transactions, see “Operational Excellence and Sustainable Profitability” below.

Operational Excellence and Sustainable Profitability

Barrick has implemented a flat management structure with a strong ownership culture by streamlining management and operations and holding management accountable for the businesses they manage. The Company aims to leverage innovation and technology to drive industry-leading efficiencies, and is striving to achieve a zero harm workplace.

The Company is focused on building trust-based partnerships with host governments, business partners, and local communities to drive shared long-term value. Barrick is taking a disciplined approach to growth, emphasizing long-term value for all stakeholders. In so doing, the Company aims to increase returns to shareholders, driven by a focus on return on capital, internal rate of return and free cash flow.

The Company seeks to maintain a robust balance sheet, with total debt at December 31, 2020 of $5.16 billion. Since the second quarter of 2013, Barrick has reduced its total debt by approximately $10 billion. Barrick’s net debt to total capitalization ratio was 0.00:1 as at December 31, 2020. Barrick’s focus on strengthening its balance sheet in recent years has given the Company the financial strength to endure any short-term impacts to its operations from the Covid-19 pandemic, while supporting its strategy of participating in the future consolidation of the gold industry. As at December 31, 2020, Barrick had $5.2 billion in cash, leaving it with zero debt, net of cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing the Company with sufficient liquidity to execute on its strategic goals.

Driving an ownership culture across the Company is another key element of Barrick’s strategy. In 2018, the Company created the Barrick Share Purchase Plan to provide a simple and accessible way for those who work at Barrick to purchase Barrick Shares, fostering a culture of ownership across the organization.

In addition to the Merger, Barrick also carried out the following initiatives in 2018, 2019, and 2020 to optimize its portfolio, strengthen its balance sheet and deliver value to all of its stakeholders:

•	In 2018, Barrick reduced its total debt by $685 million, or 11%.

•

In October 2018, Barrick sold its remaining interest in the Bald Mountain exploration joint venture to an affiliate of Kinross, which was formed as part of the sale of the Bald Mountain asset in January 2016. In consideration for its interest, Barrick received $15.5 million in cash and a 1.25% net smelter return royalty on the property.

•	In 2019, Barrick reduced its total debt by $202 million, or 4%.

•	On November 28, 2019, Barrick completed the sale of its 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million.

•

On January 31, 2020, Barrick completed a make-whole repurchase of the outstanding $337 million of principal of the 3.85% notes due 2022, which reduced Barrick’s total debt to approximately $5.2 billion.

•

On March 4, 2020, Barrick and its Senegalese joint venture partner completed the sale of their combined 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”) for total consideration fair valued at $440 million on the date of closing. Barrick received 92.5% of the consideration for its interest in the Massawa project, with the balance received by Barrick’s local Senegalese partner. Barrick received a net of $256 million in cash and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three-year average gold price, which was valued at $28 million at the date of closing. The cash consideration received was net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction. Subsequent to year-end, Barrick received full repayment of the outstanding loan.

•

On August 4, 2020, Barrick entered into a definitive agreement with Skeena Resources Limited (“Skeena”) pursuant to which Skeena exercised its option to acquire the Eskay Creek project in British Columbia and Barrick waived its back-in right on the project. The consideration under the definitive agreement consisted of: (i) the issuance by Skeena of 22,500,000 units (the “Units”) to Barrick, with each Unit comprising one common share of Skeena and one half of a warrant, and each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of C$2.70 per share until the second anniversary of the closing date; (ii) the grant of a 1% net smelter return royalty on the entire Eskay Creek land package; and (iii) a contingent payment of C$15 million payable during a 24-month period after closing. The transaction closed on October 5, 2020.

•

On October 13, 2020, Barrick announced that wholly-owned subsidiaries of Barrick and Bullfrog entered into a definitive agreement pursuant to which Barrick sold to Bullfrog all of Barrick’s mining claims, historical resources, permits, rights of way and water rights in the Bullfrog mine area (the “Barrick Lands”). Consideration for the transaction consisted of: (i) the issuance by Bullfrog to Barrick of 54,600,000 units, with each unit comprising one common share of Bullfrog and one warrant entitling Barrick to purchase one additional common share of Bullfrog at an exercise price of C$0.30 per share until the fourth anniversary of the closing date; and (ii) a 2% net smelter return royalty on all minerals produced from the Barrick Lands, subject to a maximum aggregate net smelter return royalty of 5.5% on any individual mining claim and a minimum 0.5% net smelter return royalty granted to Barrick on any individual mining claim. The transaction closed on October 26, 2020.

•

On November 10, 2020, Barrick and AngloGold Ashanti Limited completed the sale of their combined 80% interest in the Morila gold mine in Mali to Firefinch Limited (previously Mali Lithium Limited) for $28.8 million cash consideration. The State of Mali continues to hold the remaining

20% of the Morila gold mine. The consideration received was allocated between Barrick and AngloGold Ashanti in proportion to their respective interests in Morila.

•

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd for total consideration of up to $81 million, with $20 million of upfront cash consideration on closing. Completion of the sale is subject to closing conditions.

•

In February 2021, Barrick announced a proposal for a return of capital distribution subject to shareholder approval at the Annual and Special Meeting on May 4, 2021. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie in November 2019 and from other recent dispositions made by Barrick and its affiliates. It is proposed that the total distribution of approximately $750 million will be effected in three equal tranches to shareholders of record on dates to be determined in May, August and November 2021. See “Return of Capital”.

  Results of Operations in 2020

Total revenues in 2020 were $12.6 billion, a $2.9 billion, or 30%, increase compared to 2019, primarily due to an increase in realized gold and copper prices and higher copper sales volume, partially offset by lower gold sales volume. In 2020, gold and copper revenues totaled $11.7 billion and $697 million, respectively, with gold revenues up $2.5 billion, compared to the prior year mainly due to the impact of recording a full year of sales from Nevada Gold Mines, which was formed on July 1, 2019, and is consolidated and included in revenue at 100%, and higher realized gold prices, partially offset by lower gold sales volume, and copper revenues up $304 million compared to the prior year due to higher copper sales volume, combined with higher realized copper prices. Realized gold prices of $1,778 per ounce in 2020 were up $382 per ounce compared to the prior year, principally due to higher market prices. Realized copper prices for 2020 were $2.92 per pound, up $0.15 per pound compared to the prior year due to higher market prices. For an explanation of realized price, see “Non-GAAP Financial Measures – Realized Prices”. In 2020, Barrick reported net earnings of $2.3 billion, compared to $4.0 billion in 2019. Net earnings in 2020 included a gain of $172 million ($180 million before tax and non-controlling interest) in acquisitions/dispositions, primarily resulting from the sales of Eskay Creek, Massawa, Morila and Bullfrog and a gain of $104 million (no tax impact) on the remeasurement of the residual cash liability relating to the Company’s silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”). This was combined with a net impairment reversal of $91 million ($304 million before tax) resulting from the framework agreement with the GoT being signed and made effective in the first quarter of 2020. These items were also the significant adjustments used to derive adjusted net earnings of $2.0 billion in 2020. This compares to adjusted net earnings of $902 million in 2019 (for an explanation of adjusted net earnings, see “Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted Net Earnings per Share”).

In 2020, Barrick’s gold production was 4.76 million ounces, 705 thousand ounces lower than 2019 gold production, with costs of sales applicable to gold of $1,056 per ounce, all-in sustaining costs of $967 per ounce and total cash costs of $699 per ounce. Barrick’s copper production in 2020 was 457 million pounds of copper, 25 million higher than 2019 copper production, with cost of sales applicable to copper of $2.02 per pound, all-in sustaining costs of $2.23 per pound and C1 cash costs of $1.54 per pound. In 2019, Barrick produced 5.47 million ounces of gold, with costs of sales applicable to gold of $1,005 per ounce, all-in sustaining costs of $894 per ounce and total cash costs of $671 per ounce, and 432 million pounds of copper, with cost of sales applicable to copper of $2.14 per pound, all-in sustaining costs of $2.52 per pound and C1 cash costs of $1.69 per pound. “All-in sustaining costs” and “total cash costs” per ounce and “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs per ounce, total cash costs per ounce, all-in sustaining costs per pound and C1 cash costs per pound, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines for the periods indicated:

		(000s ozs, attributable share	)

Twelve months ended December 31[1]	2020	2019

Carlin (61.5%)[2]	1,024	968

Cortez (61.5%)[3]	491	801

Turquoise Ridge (61.5%)[4]	330	335

Phoenix (61.5%)[5]	126	56

Long Canyon (61.5%)[5]	160	58

Nevada Gold Mines (61.5%)	2,131	2,218

Pueblo Viejo (60%)	542	590

Loulo-Gounkoto (80%)	544	572

Kibali (45%)	364	366

Tongon (89.7%)	255	245

North Mara[6]	261	251

Veladero (50%)	226	274

Hemlo	223	213

Bulyanhulu[6,9]	44	27

Buzwagi[6,9]	84	83

Porgera (47.5%)	86	284

Golden Sunlight[7,8]	—	13

Kalgoorlie (50%)[7,10]	—	206

Lagunas Norte[7,8,12]	—	107

Morila[7,8,11]	—	16

Total Attributable Gold[8]	4,760	5,465

1	Barrick’s interest is subject to royalty obligations at certain mines.
2

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including Barrick’s 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including Nevada Gold Mine’s 60% share of South Arturo) on a 61.5% basis thereafter.

3	On July 1, 2019, Cortez was contributed to Nevada Gold Mines. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.
4

Barrick owned 75% of Turquoise Ridge through the end of the second quarter of 2019, with Barrick’s joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on Barrick’s 75% interest until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge as well as Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent Barrick’s 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

5	These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.
6

North Mara, Bulyanhulu and Buzwagi were formerly part of Acacia and are presented on a 63.9% basis until September 30, 2019, and on a 100% basis from October 1, 2019 onwards, reflecting the acquisition by Barrick of all of the shares of Acacia that it did not already own pursuant to the Scheme (notwithstanding the completion of the Acacia transaction on September 17, 2019, Barrick consolidated its interest in Acacia for the entirety of the third quarter of 2019 as a matter of convenience). On January 24, 2020, Barrick announced the signing of an agreement with the GoT, through which, among other things, the GoT acquired a 16% free-carried interest in North Mara, Bulyanhulu and Buzwagi, which was made effective as of January 1, 2020. For additional information, see “Legal Matters – Legal Proceedings – Tanzania – Concentrate Export Ban and Related Disputes”.

7	In 2019, Barrick placed Golden Sunlight, Lagunas Norte and Morila into care and maintenance.
8

Excludes 29,000 ounces and 66,000 ounces of gold produced by the Pierina mine in 2020 and 2019, respectively, 68,000 ounces and 22,000 ounces of gold produced by the Lagunas Norte mine in 2020 and 2019, respectively, nil ounces and 2,000 ounces of gold produced by the Golden Sunlight mine in 2020 and 2019, respectively, and 15,000 ounces and 52,000 ounces of gold produced by the Morila mine in 2020 and 2019, respectively, in each case incidental to closure or care and maintenance activities.

9

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates. Acacia immediately ceased all exports of its gold/copper concentrate. The export ban was lifted in January 2020. For additional information, see “Legal Matters – Legal Proceedings – Tanzania – Concentrate Export Ban and Related Disputes”.

10

On November 28, 2019, Barrick completed the sale of its 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. Accordingly, the amounts presented represent the Company’s 50% interest until November 28, 2019.

11

On November 10, 2020, Barrick and AngloGold Ashanti Limited completed the sale of their combined 80% interest in the Morila gold mine in Mali to Firefinch Limited (previously Mali Lithium Limited) for $28.8 million cash consideration.

12

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd for total consideration of up to $81 million, with $20 million of upfront cash consideration on closing. Completion of the sale is subject to closing conditions. For additional information, see “Strategy - Operational Excellence and Sustainable Profitability”.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines for the periods indicated:

(millions of lbs)

Twelve months ended December 31[1]	2020	2019

Zaldívar (50%)	106	128

Lumwana	276	238

Jabal Sayid (50%)	75	66

Total Attributable Copper	457	432

1	Barrick’s interest is subject to royalty obligations at certain mines.

See “Narrative Description of the Business” in this Annual Information Form, Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating segments. See “Narrative Description of the Business – Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. Barrick also produces significant amounts of copper, principally from its Zaldívar joint venture, Jabal Sayid joint venture and its Lumwana mine and holds other interests. Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its operating segments and Barrick as a whole.

Production and Guidance

For the year ended December 31, 2020, Barrick produced 4.76 million ounces of gold at cost of sales applicable to gold of $1,056 per ounce, all-in sustaining costs of $967 per ounce and total cash costs of $699 per ounce. Barrick’s 2021 gold production is currently targeted at 4.4 to 4.7 million ounces, and Barrick expects cost of sales applicable to gold of $1,020 to $1,070 per ounce in 2021, all-in sustaining costs of $970 to $1,020 per ounce and total cash costs of $680 to $730 per ounce, assuming a market gold price of $1,700/oz. See “Forward-Looking Information”. The Company’s 2021 gold production guidance currently excludes Porgera. This is due to the uncertainty related to the timing and scope of future operations at Porgera, following the decision to place the mine on temporary care and maintenance on April 25, 2020, to ensure the safety and security of Barrick’s employees and adjacent communities. The Company remains in constructive discussions with the Government of Papua New Guinea and is optimistic about finding a solution to allow operations at Porgera to resume in 2021. As previously disclosed, the response to the Covid-19 pandemic in Argentina temporarily delayed the construction and commissioning of the Phase 6 leach pad at Veladero in 2020. As the operation now transitions to Phase 6, which is on-track for commissioning by the end of the first half of 2021, the focus at Veladero will be on ensuring the delivery of the Company’s optimized 10-year plan, including the start of the Cuatro Esquinas pit pushback and the acceleration of brownfields and infill drilling. The Company continues to expect stronger performance at Veladero in the second half of 2021 after commissioning of Phase 6, as the heap leach processing operations will be reduced during the transition phase. In addition to this event at Veladero, the Company’s gold production in the second half of 2021 is expected to be slightly higher than the first half. This is mainly driven by mine sequencing at Nevada Gold Mines as well as the ramp-up of underground mining and processing operations at Bulyanhulu. This is partially offset by Buzwagi, which is expected to enter care and maintenance starting from the third quarter of 2021, in line with previous disclosures. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

For the year ended December 31, 2020, Barrick produced 457 million pounds of copper at cost of sales applicable to copper of $2.02 per pound, all-in sustaining costs of $2.23 per pound and C1 cash costs of $1.54 per pound. Barrick’s 2021 copper production is targeted at approximately 410 - 460 million pounds and Barrick expects cost of sales applicable to copper of $1.90 to $2.10 per pound, all-in sustaining costs of $2.00 to $2.20 per pound and C1 cash costs of $1.40 to $1.60 per pound. See “Forward-Looking Information”. “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and C1 cash costs per pound, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Reportable Operating Segments

During 2020, Barrick’s business was organized into eighteen minesites and one project. Barrick’s Chief Operating Decision Maker, the President and Chief Executive Officer, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. For the year ended December 31, 2020, Barrick’s reportable operating segments consisted of ten individual gold mines: Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera, North Mara and Bulyanhulu. Each mine and project receives direction from Barrick’s Executive Committee, but has responsibility for certain aspects of its business, such as sustainability of mining operations, including exploration, production and closure.

For details regarding 2020 production for all operating segments, see “General Information – General Development of the Business”. For additional details regarding the reserves and resources held in each operating segment, see “Mineral Reserves and Mineral Resources”. See also Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating segments. Barrick’s ability to deliver on its vision, strategic objectives and operating guidance depends on the Company’s ability to understand and appropriately respond to uncertainties and risks. For a description of certain of those sources of uncertainty, relevant risk modification activities and oversight by the Company’s Board of Directors and executive officers, see pages 43 to 44 of the MD&A. For a discussion of material risks relevant to investors, see “Risk Factors”.

Nevada Gold Mines (61.5% basis)

In connection with the establishment of Nevada Gold Mines on July 1, 2019, Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties, and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties were contributed to the joint venture. See “General Information – General Development of the Business – Significant Transactions”. Nevada Gold Mines produced approximately 2,131 thousand ounces of gold at cost of sales attributable to gold of $1,029 per ounce, all-in sustaining costs of $941 per ounce and total cash costs of $702 per ounce in 2020, compared to approximately 2,218 thousand ounces of gold at cost of sales attributable to gold of $924 per ounce, all-in sustaining costs of $828 per ounce and total cash costs of $634 per ounce in 2019. This represents the combined results of Cortez, Goldstrike (including Barrick’s 60% share of South Arturo) and Barrick’s 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent Barrick’s 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

Carlin

Barrick’s 61.5% interest in Carlin (a material property for the purposes of this Annual Information Form, see “Material Properties – Carlin Complex ”) produced approximately 1,024 thousand ounces of gold at cost of sales attributable to gold of $976 per ounce, all-in sustaining costs of $1,041 per ounce and total cash costs of $790 per ounce in 2020, compared to approximately 968 thousand ounces of gold at cost of sales attributable to gold of $1,004 per ounce, all-in sustaining costs of $984 per ounce and total cash costs of $746 per ounce in 2019. Barrick is the operator of the Nevada Gold Mines joint venture, including the Carlin Complex. In 2020, cost of sales attributable to gold was positively impacted by lower depreciation, primarily driven by extended asset lives based on the latest life of mine plan, partially offset by the change in the sales mix by processing facility as a result of the formation of Nevada Gold Mines.

The amounts presented represent Goldstrike on a 100% basis (including Barrick’s 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including Nevada Gold Mine’s 60% share of South Arturo) on a 61.5% basis thereafter.

At Carlin, the Company expects its equity share of 2021 gold production to be in the range of 940 - 1,000 thousand ounces, slightly lower than 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $920 to $970 per ounce, lower than 2020. All-in sustaining costs are expected to be $1,050 to $1,100 per ounce, higher than 2020. Total cash costs are expected to be in the range of $740 to $790 per ounce, in line with 2020 levels. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Cortez

Barrick’s 61.5% interest in Cortez (a material property for the purposes of this Annual Information Form, see “Material Properties – Cortez Property ”) produced approximately 491 thousand ounces of gold at cost of sales attributable to gold of $957 per ounce, all-in sustaining costs of $998 per ounce and total cash costs of $678 per ounce in 2020, compared to approximately 801 thousand ounces of gold at cost of sales attributable to gold of $762 per ounce, all-in sustaining costs of $651 per ounce and total cash costs of $515 per ounce in 2019. Barrick is the operator of the Nevada Gold Mines joint venture, including the Cortez property. In 2020, cost of sales attributable to gold was negatively impacted by higher total cash costs per ounce offset slightly by lower depreciation expense per ounce. On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

At Cortez, the Company expects its equity share of 2021 gold production to be in the range of 500 - 550 thousand ounces, higher than 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $1,000 to $1,050 per ounce and total cash costs are expected to be in the range of $700 to $750 per ounce. Both measures are expected to be higher than 2020. All-in sustaining costs are expected to be $940 to $990 per ounce, lower than 2020. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Turquoise Ridge

Barrick’s 61.5% interest in Turquoise Ridge (a material property for the purposes of this Annual Information Form, see “Material Properties – Turquoise Ridge Complex”) produced approximately 330 thousand ounces of gold at cost of sales attributable to gold of $1,064 per ounce, all-in sustaining costs of $798 per ounce and total cash costs of $711 per ounce in 2020, compared to approximately 335 thousand ounces of gold at cost of sales attributable to gold of $846 per ounce, all-in sustaining costs of $732 per ounce, and total cash costs of $585 per ounce in 2019. Barrick is the operator of the Nevada Gold Mines joint venture, including the Turquoise Ridge Complex. In 2020, cost of sales attributable to gold was negatively impacted by an increase in depreciation expense resulting from the restatement of assets to fair value on the formation of Nevada Gold Mines.

Prior to July 1, 2019, Barrick owned 75% of Turquoise Ridge with its joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The results presented in this section are based on Barrick’s 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s 100% interest in Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent Barrick’s 61.5% share of Turquoise Ridge and Twin Creeks, now collectively referred to as Turquoise Ridge.

At Turquoise Ridge, the Company expects its equity share of 2021 gold production to be in the range of 390 - 440 thousand ounces, higher than 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $950 to $1,000 per ounce and total cash costs are expected to be in the range of $620 to $670 per ounce, both lower than 2020. All-in sustaining costs are expected to be $810 to $860 per ounce, higher than 2020. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Other Mines - Nevada Gold Mines

Barrick’s 61.5% interest in Phoenix and Long Canyon were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019. The results presented below represent Barrick’s 61.5% interest from that date forward.

Barrick’s 61.5% interest in Phoenix produced approximately 126 thousand ounces of gold at cost of sales attributable to gold of $1,772 per ounce, all-in sustaining costs of $814 per ounce and total cash costs of $649 per ounce in 2020.

At Phoenix, the Company expects its equity share of 2021 gold production to be in the range of 100 - 120 thousand ounces, lower than 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $1,800 to $1,850 per ounce, all-in sustaining costs are expected to be $970 to $1,020 per ounce and total cash costs are expected to be in the range of $725 to $775 per ounce. All three measures are expected to be lower than 2020.

Barrick’s 61.5% interest in Long Canyon produced approximately 160 thousand ounces of gold at cost of sales attributable to gold of $869 per ounce, all-in sustaining costs of $405 per ounce and total cash costs of $236 per ounce in 2020.

At Long Canyon, the Company expects its equity share of 2021 gold production to be in the range of 140 - 160 thousand ounces, in line with 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $800 to $850 per ounce, all-in sustaining costs are expected to be $240 to $290 per ounce and total cash costs are expected to be in the range of $180 to $230 per ounce. All three measures are expected to be lower than 2020.

Barrick is the operator of the Nevada Gold Mines joint venture, including the Phoenix and Long Canyon mines. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Pueblo Viejo (60% basis)

Barrick’s 60% interest in the Pueblo Viejo mine (a material property for the purposes of this Annual Information Form, see “Material Properties – Pueblo Viejo Mine”) produced approximately 542 thousand ounces of gold at cost of sales attributable to gold of $819 per ounce, all-in sustaining costs of $660 per ounce and total cash costs of $504 per ounce in 2020, compared to approximately 590 thousand ounces of gold at cost of sales attributable to gold of $747 per ounce, all-in sustaining costs of $592 per ounce and total cash costs of $471 per ounce in 2019. Barrick is the operator of the joint venture. In 2020, cost of sales attributable to gold was negatively impacted by lower grades, higher royalty expense due to the increase in the realized gold price, and lower by-product credits related to external power sales from the Quisqueya power plant.

At Pueblo Viejo, the Company expects its equity share of 2021 gold production to be in the range of 470 - 510 thousand ounces, lower than 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $880 to $930 per ounce. All-in sustaining costs are expected to be $760 to $810 per ounce and total cash costs are expected to be in the range of $520 to $570 per ounce. All three measures are expected to be higher than 2020. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Loulo-Gounkoto (80% basis)

Barrick’s 80% interest in Loulo-Gounkoto (a material property for the purposes of this Annual Information Form, see “Material Properties – Loulo-Gounkoto Mine Complex”) produced approximately 544 thousand ounces of gold at cost of sales attributable to gold of $1,060 per ounce, all-in sustaining costs $1,006 per ounce and total cash costs of $666 per ounce in 2020, compared to approximately 572 thousand ounces of gold at cost of sales attributable to gold of $1,044 per ounce, all-in sustaining costs $886 per ounce and total cash costs of $634 per ounce in 2019. In 2020, cost of sales attributable to gold was negatively impacted by lower grades, higher royalty expense as a result of a higher realized gold price, and higher operating costs.

At Loulo-Gounkoto, the Company expects its equity share of 2021 gold production to be in the range of 510 - 560 thousand ounces, in line with 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $980 to $1,030 per ounce and all-in sustaining costs are expected to be in the range of $930 to $980 per ounce. Both measures are expected to be lower than 2020. Total cash costs are expected to be in the range of $630 to $680 per ounce, in line with 2020. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Kibali (45% basis)

Barrick’s 45% interest in Kibali (a material property for the purposes of this Annual Information Form, see “Material Properties – Kibali Mine”) produced approximately 364 thousand ounces of gold at cost of sales attributable to gold of $1,091 per ounce, all-in sustaining costs of $778 per ounce and total cash costs of $608 per ounce in 2020, compared to approximately 366 thousand ounces of gold at cost of sales attributable to gold of $1,111 per ounce, all-in sustaining costs of $693 per ounce and total cash costs of $568 per ounce in 2019. In 2020, cost of sales attributable to gold was positively impacted by lower depreciation expense, partially offset by increased royalty expense resulting from a higher realized gold price, combined with higher labor and logistics charges resulting from Covid-19 related travel restrictions.

At Kibali, the Company expects its equity share of 2021 gold production to be in the range of 350 - 380 thousand ounces, in line with 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $990 to $1,040 per ounce, lower than in 2020. All-in sustaining costs are expected to be in the range of $800 to $850 per ounce, higher than 2020. Total cash costs are expected to be in the range of $590 to $640 per ounce, in line with 2020 levels. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Veladero (50% basis)

Barrick’s 50% interest in the Veladero mine produced approximately 226 thousand ounces of gold at cost of sales attributable to gold of $1,151 per ounce, all-in sustaining costs of $1,308 per ounce and total cash costs of $748 per ounce in 2020, compared to approximately 274 thousand ounces of gold at cost of sales attributable to gold of $1,188 per ounce, all-in sustaining costs of $1,105 per ounce and total cash costs of $734 per ounce in 2019. The lower cost of sales attributable to gold in 2020 was mainly due to lower depreciation expense and lower direct operating costs, partially offset by the impact of lower sales volume.

Minera Andina del Sol SRL (“MAS”) (formerly, Minera Argentina Gold SRL) is the subject of a consolidated regulatory proceeding by the San Juan Provincial mining authority in respect of operational incidents that occurred in March 2017 and September 2016 involving the release of gold-bearing process solution.

For more information about these matters, see “Legal Matters – Legal Proceedings – Veladero – Operational Incidents and Associated Proceedings”.

At Veladero, the Company expects attributable 2021 production to be in the range of 130 - 150 thousand ounces, lower than 2020 production levels. Barrick expects cost of sales attributable to gold to be in the range of $1,510 to $1,560 per ounce, all-in sustaining costs are expected to be $1,720 to $1,770 per ounce and total cash costs are expected to be in the range of $820 to $870 per ounce in 2021. All three measures are higher than 2020 levels. Operating costs at Veladero are also highly sensitive to local inflation and fluctuations in foreign exchange rates. The Company has assumed an average Argentine peso exchange rate of ARS 100:$1 for 2021. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

The governance, ownership and joint operation of the Veladero joint venture is governed by the terms of a shareholders’ agreement between Barrick and Shandong.

Porgera (47.5% basis)

Barrick’s 47.5% interest in Porgera produced approximately 86 thousand ounces of gold at cost of sales attributable to gold of $1,225 per ounce, all-in sustaining costs of $1,115 per ounce and total cash costs of $928 per ounce in 2020, compared to approximately 284 thousand ounces of gold at cost of sales attributable to gold of $994 per ounce, all-in sustaining costs of $1,003 per ounce and total cash costs of $838 per ounce in 2019. In 2020, cost of sales attributable to gold was higher than the prior year primarily due to the cessation of all mining activity after April 24, 2020 and the mine being placed on care and maintenance. See “Legal Proceedings - Porgera Special Mining Lease Extension” below. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, the Company has not introduced 2021 guidance for Porgera.

North Mara (84% basis)

North Mara produced approximately 261 thousand ounces of gold at cost of sales attributable to gold of $992 per ounce, all-in sustaining costs of $929 per ounce and total cash costs of $702 per ounce in 2020, compared to approximately 251 thousand ounces of gold at cost of sales attributable to gold of $953 per ounce, all-in sustaining costs of $802 per ounce and total cash costs of $646 per ounce in 2019. In 2020, cost of sales attributable to gold was higher mainly due to increased royalty expense resulting from a higher realized gold price, combined with higher direct mining costs from the transition to an exclusively underground operation following the cessation of open pit mining in the second quarter of 2020.

On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Notwithstanding the completion of the Acacia transaction on September 17, 2019, Barrick consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. On January 24, 2020, Barrick announced the signing of an agreement with the GoT, through which, among other things, the GoT acquired a 16% free-carried interest in North Mara, which was made effective as of January 1, 2020. Accordingly, these results are on a 63.9% basis until September 30, 2019, on a 100% basis from October 1, 2019 to December 31, 2019, and on an 84% basis thereafter.

For additional information, see “Legal Matters – Legal Proceedings – Tanzania – Concentrate Export Ban and Related Disputes”.

At North Mara, the Company expects its equity share of 2021 gold production to be in the range of 240 - 270 thousand ounces, in line with 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $970 to $1,020 per ounce, in line with 2020 levels. All-in sustaining costs are expected to be $960 to $1,010 per ounce and total cash costs are expected to be in the range of $740 to $790 per ounce. Both measures are higher than in 2020. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Bulyanhulu (84% basis)

Bulyanhulu produced approximately 44 thousand ounces of gold at cost of sales attributable to gold of $1,499 per ounce, all-in sustaining costs of $895 per ounce and total cash costs of $832 per ounce in 2020, compared to approximately 27 thousand ounces of gold at cost of sales attributable to gold of $1,207 per ounce, all-in sustaining costs of $773 per ounce and total cash costs of $676 per ounce in 2019. In 2020, cost of sales attributable to gold was higher mainly due to the restart of underground mining and processing operations, as well as the sale of relatively higher-cost stockpiled concentrate.

As is the case for North Mara, Bulyanhulu’s results are on a 63.9% basis until September 30, 2019, on a 100% basis from October 1, 2019 to December 31, 2019, and on an 84% basis thereafter. For additional information, see “Legal Matters – Legal Proceedings – Tanzania – Concentrate Export Ban and Related Disputes”.

At Bulyanhulu, the Company expects its equity share of 2021 gold production to be in the range of 170 - 200 thousand ounces, higher than 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $980 to $1,030 per ounce. All-in sustaining costs are expected to be $810 to $860 per ounce and total cash costs are expected to be in the range of $580 to $630 per ounce. All three measures are expected to be lower than 2020 levels. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Other Mines (Gold)

Tongon produced approximately 255 thousand ounces of gold at cost of sales attributable to gold of $1,334 per ounce, all-in sustaining costs of $791 per ounce and total cash costs of $747 per ounce in 2020.

At Tongon, the Company expects 2021 gold production to be in the range of 180 - 200 thousand ounces, lower than 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $1,470 to $1,520 per ounce, all-in sustaining costs are expected to be in the range of $1,140 to $1,190 per ounce and total cash costs are expected to be in the range of $1,000 to $1,050 per ounce. All three measures are expected to be higher than in 2020.

Hemlo produced approximately 223 thousand ounces of gold at cost of sales attributable to gold of $1,256 per ounce, all-in sustaining costs of $1,423 per ounce and total cash costs of $1,056 per ounce in 2020.

At Hemlo, the Company expects 2021 gold production to be in the range of 200 - 220 thousand ounces, lower than 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $1,200 to $1,250 per ounce, all-in sustaining costs are expected to be in the range of $1,280 to $1,330 per ounce and total cash costs are expected to be in the range of $950 to $1,000 per ounce. All three measures are expected to be lower than in 2020.

Buzwagi produced approximately 84 thousand ounces of gold at cost of sales attributable to gold of $1,021 per ounce, all-in sustaining costs of $871 per ounce and total cash costs of $859 per ounce in 2020. Like North Mara and Bulyanhulu, Buzwagi is reported on a 84% basis from January 1, 2020 onwards.

At Buzwagi, the Company expects its equity share of 2021 gold production to be in the range of 30 - 40 thousand ounces, lower than 2020 production levels. In 2021, Barrick expects cost of sales attributable to gold to be in the range of $1,360 to $1,410 per ounce, all-in sustaining costs are expected to be in the range of $1,230 to $1,280 per ounce and total cash costs are expected to be in the range of $1,250 to $1,300 per ounce. All three measures are expected to be higher than in 2020.

“All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Other Mines (Copper)

Lumwana produced approximately 276 million pounds of copper at cost of sales attributable to copper of $2.01 per pound, all-in sustaining costs of $2.43 per pound and C1 cash costs of $1.56 per pound in 2020.

At Lumwana, the Company expects 2021 copper production to be in the range of 250 - 280 million pounds, in line with 2020 production levels. In 2021, Barrick expects cost of sales attributable to copper to be in the range of $1.85 to $2.05 per pound, all-in sustaining costs are expected to be in the range of $2.25 to $2.45 per pound and C1 cash costs are expected to be in the range of $1.45 to $1.65 per pound, in line with 2020 levels.

Barrick’s 50% interest in Zaldívar produced approximately 106 million pounds of copper at cost of sales attributable to copper of $2.46 per pound, all-in sustaining costs of $2.25 per pound and C1 cash costs of $1.79 per pound in 2020.

At Zaldívar, the Company expects its equity share of 2021 copper production to be in the range of 90 - 110 million pounds, in line with 2020 production levels. In 2021, Barrick expects cost of sales attributable to copper to be in the range of $2.30 to $2.50 per pound and C1 cash costs are expected to be in the range of $1.65 to $1.85 per pound, both in line with 2020. All-in sustaining costs are expected to be $1.90 to $2.10 per pound, lower than in 2020.

Barrick’s 50% interest in Jabal Sayid produced approximately 75 million pounds of copper at cost of sales attributable to copper of $1.42 per pound, all-in sustaining costs of $1.24 per pound and C1 cash costs of $1.11 per pound in 2020.

At Jabal Sayid, the Company expects its equity share of 2021 copper production to be in the range of 70 - 80 million pounds, in line with 2020 production levels. In 2021, Barrick expects cost of sales attributable to copper to be in the range of $1.40 to $1.60 per pound and C1 cash costs are expected to be in the range of $1.10 to $1.30 per pound, in line with 2020 levels. All-in sustaining costs are expected to be in the range of $1.30 to $1.50 per pound, higher than in 2020.

“All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and C1 cash costs per pound, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Mineral Reserves and Mineral Resources

Gold Reserves

As at December 31, 2020, Barrick’s total proven and probable gold reserves were 68 million ounces at an average grade of 1.66 g/t, compared to 71 million ounces at an average grade of 1.68 g/t at the end of 2019.

This year-over-year change reflects the removal of 2.2 million ounces at 3.94 g/t from reserves, due to the disposition of Barrick’s interest in Massawa in 2020. When excluding the impact of Massawa, reserve replacement was 76% of depletion, while a consistent reserve grade was maintained. Similarly, when adjusting for the disposition of Massawa, the net reduction in reserves year-over-year is approximately 2%.

During 2020, the Company converted 4.6 million attributable ounces of mineral resources to proven and probable reserves, before depletion.

Reserve replenishment, net of depletion, was achieved at three of Barrick’s Tier One Gold Assets – Kibali, Loulo-Gounkoto and Pueblo Viejo. Both Hemlo and North Mara also achieved reserve replenishment, reinforcing Hemlo’s potential to become a Tier Two Gold Asset, and moving the Bulyanhulu and North Mara mines closer to potential Tier One Gold Asset status as a combined complex. These mineral resource conversion and reserve replenishment rates were achieved despite the Company’s 2020 focus at Nevada Gold Mines on exploration programs and geological model updates to drive longer-term resource growth, as well as the impact of the Covid-19 pandemic on drilling activities at Veladero.

The Africa & Middle East region converted 2.2 million ounces to attributable reserves, with contributions from Loulo-Gounkoto, Kibali, North Mara and Tongon. At Loulo-Gounkoto, this was principally from extensions at the Yalea, Gara and Gounkoto underground mines. At Kibali, the KCD underground extensions, as well as the new Megi-Marakeke-Sayi open-pit and growth from the existing open-pits, contributed to this increase. Given the year-over-year growth from the open-pits, the average grade of reserves at Kibali has decreased from 4.20 g/t to 3.84 g/t, while the open-pit mine life at Kibali has been extended beyond 10 years. For more detail on Kibali’s open-pit mine life extension, refer to “Material Properties - Kibali Mine”. The Company aims to achieve a similar optimized and balanced life of mine profile at North Mara, with conversions in 2020 driven by extensions to the Gokona underground mine and the inclusion of the Gena open-pit pushback. At Tongon, conversion to mineral reserves was from the Djinni satellite pit as well as the pushback extensions to the Southern and Northern Zone pits.

The North America region converted 1.1 million ounces to attributable reserves before depletion, primarily from Carlin, Cortez and Hemlo. At Hemlo, the increase in reserves, net of depletion, was driven by conversion drilling at the C Zone and B Zone, which represents the main source of fresh ore feed for the mill. The focus at Nevada Gold Mines continues to be on geological model updates, which Barrick expects to drive mineral resource growth and potentially, mineral reserves, in line with the Company’s mineral resource management (“MRM”) strategy.

The Latin America & Asia Pacific region converted 1.3 million ounces to attributable reserves, including 1.1 million ounces from Pueblo Viejo. This reflects only a small portion of a larger indicated resource base that could be potentially converted to mineral reserves following completion of the feasibility study on tailings expansion. For further information on the Pueblo Viejo Process Plant and Tailings Expansion Project, please refer to the “Exploration and Growth Projects” section of this Annual Information Form. Drilling activities at Veladero were limited due to the Covid-19 pandemic, which impacted reserve conversion in 2020.

The company-wide conversion of 4.6 million attributable ounces of mineral resources to reserves in 2020 was marginally offset by a decrease following a review and redesign of mining and modelling parameters at Turquoise Ridge and Bulyanhulu. This equates to a net conversion of 4.1 million ounces in 2020, compared to mining depletion of 5.4 million ounces of attributable reserves.

Gold Resources

As of December 31, 2020, Barrick’s attributable measured and indicated gold resources were 160 million ounces at an average grade of 1.52 g/t. This compares to measured and indicated gold resources of 170 million ounces at an average grade of 1.55 g/t as at December 31, 2019. Excluding the impact of the disposition of Massawa, the raw year-over-year net change is a decrease of 1.5 million ounces, with grades remaining consistent. As of December 31, 2020, Barrick’s attributable inferred gold resources were 43 million ounces at an average grade of 1.4 g/t, compared to 39 million ounces at an average grade of 1.3 g/t as at December 31, 2019. When adjusting for the disposition of Massawa, raw attributable inferred resources increased by 3.9 million ounces or 10% year-over-year, with grades improving by approximately 5.5% from 2019. Excluding the impact of Massawa, Barrick’s total attributable gold mineral resources grew in 2020, net of depletion. This growth in total mineral resources is a direct reflection of the Company’s increasing confidence in its geological models, which underpin all of the Company’s operating business plans. In particular, this includes both the open-pit and underground mines of the Gokona deposit of North Mara, the Deep West zone of Bulyanhulu and across the Company’s portfolio at Nevada Gold Mines. Barrick expects this momentum to be the driver of future improvements in depletion replacement and mineral reserve conversion across the Company.

Copper

As of December 31, 2020, attributable proven and probable copper mineral reserves were 13 billion pounds at an average grade of 0.39%. This compares to 13 billion pounds at an average grade of 0.38% in the prior year.

Attributable measured and indicated copper mineral resources were 25 billion pounds at an average grade of 0.36%, and inferred copper mineral resources were 2.2 billion pounds at an average grade of 0.2% as of December 31, 2020. This compares to prior year attributable measured and indicated copper mineral resources of 26 billion pounds at an average grade of 0.38%, and inferred copper mineral resources of 2.2 billion pounds at an average grade of 0.2%.

Assumptions and Methodology

In 2020, all mineral reserves were calculated using an assumed gold price of $1,200 per ounce, an assumed silver price of $16.50 per ounce and an assumed copper price of $2.75 per pound and long-term average exchange rates of C$1.30:$1, consistent with the price assumptions used in 2019, except at

Zaldívar, where mineral reserves for 2019 and 2020 were calculated using Antofagasta guidance and an assumed copper price of $3.10 per pound, and at Phoenix, where in 2019, a silver price of $15 per ounce for both resource and reserve evaluations was used. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property.

The price assumptions used to calculate reserves in 2020 are consistent with those used by Barrick for mine planning and for the assessment of project economics. In confirming its annual reserves for each of its mineral properties, projects, and operations, Barrick conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

In 2020, all mineral resources were calculated using an assumed gold price of $1,500 per ounce, an assumed silver price of $20.50 per ounce and an assumed copper price of $3.50 per pound, consistent with 2019, except at Zaldívar, where mineral resources for 2019 and 2020 were calculated using Antofagasta guidance and an assumed copper price of $3.60 per pound, and at Phoenix, where in 2019, a silver price of $15 per ounce for both resource and reserve evaluations was used. Barrick’s mineral resources for 2020 are reported on an inclusive basis, and include all areas that form mineral reserves, reported at a mineral resource cut-off grade and the assumed commodity price. All open pit mineral resources are contained within a Whittle shell, while all underground mineral resources are contained within stope optimizer shells.

The 2020 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product. Barrick’s mineral resource and mineral reserve estimates of tonnes, ounces of gold and silver and pounds of copper are reported to the second significant digit. All mineral resources are reported on an inclusive basis and include all areas that form mineral reserves, reported at a mineral resource cut-off and associated commodity price. All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for gold (g/t), silver (g/t) and copper (%) are reported to two decimal places, while all inferred mineral resource estimates of grade for gold (g/t), silver (g/t) and copper (%) are reported to one decimal place.

Barrick’s reserves and resources have been estimated as at December 31, 2020, in accordance with definitions adopted by the CIM and incorporated into National Instrument 43-101 (see “Glossary of Technical and Business Terms”). Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the estimation of reserves, see “Notes to the Barrick Mineral Reserves and Resources Tables” below. Barrick’s normal data verification procedures have been employed in connection with the estimations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at each of the Company’s properties and projects. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by either independent laboratories or the laboratory onsite, in which case independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at each property and project conform to industry-accepted quality control methods. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. Canadian disclosure standards may differ from the disclosure requirements in the United States under the Exchange Act. For further information, see “Reporting Currency, Financial and Reserve Information”.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Barrick’s estimates of proven and probable reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

See “Glossary of Technical and Business Terms” for definitions of the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve”.

Gold Mineral Reserves[1,2,3,14,15,16,17]
As at December 31, 2020	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)
AFRICA & MIDDLE EAST
Bulyanhulu underground (84.00%)	—	—	—	6.9	8.92	2.0	6.9	8.92	2.0
Buzwagi surface (84.00%)	1.7	0.76	0.042	—	—	—	1.7	0.76	0.042
Jabal Sayid surface	0.12	0.29	0.0012	—	—	—	0.12	0.29	0.0012
Jabal Sayid underground	5.0	0.19	0.030	7.2	0.25	0.059	12	0.23	0.089
Jabal Sayid (50.00%) total	5.1	0.19	0.031	7.2	0.25	0.059	12	0.23	0.090
Kibali surface	3.4	2.68	0.29	11	2.40	0.84	14	2.47	1.1
Kibali underground	5.7	5.32	0.98	14	4.61	2.1	20	4.81	3.1
Kibali (45.00%) total	9.1	4.34	1.3	25	3.66	3.0	34	3.84	4.2
Loulo-Gounkoto surface	8.3	2.88	0.77	8.4	3.54	0.95	17	3.21	1.7
Loulo-Gounkoto underground	9.8	4.49	1.4	21	5.12	3.5	31	4.93	5.0
Loulo-Gounkoto (80.00%) total	18	3.75	2.2	30	4.68	4.5	48	4.33	6.7
North Mara surface	0.10	8.43	0.028	18	1.40	0.83	18	1.44	0.85
North Mara underground	2.1	6.94	0.46	5.3	4.25	0.72	7.3	5.01	1.2
North Mara (84.00%) total	2.2	7.01	0.49	24	2.04	1.5	26	2.46	2.0
Tongon surface (89.70%)	4.1	1.62	0.21	5.2	2.15	0.36	9.3	1.92	0.57
AFRICA & MIDDLE EAST TOTAL	40	3.27	4.2	98	3.62	11	140	3.52	16
LATIN AMERICA & ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12
Porgera surface[4]	—	—	—	9.2	3.66	1.1	9.2	3.66	1.1
Porgera underground[4]	1.1	6.79	0.24	5.1	6.25	1.0	6.3	6.34	1.3
Porgera (47.50%) total[4]	1.1	6.79	0.24	14	4.59	2.1	15	4.75	2.4
Pueblo Viejo surface (60.00%)	14	2.41	1.1	69	2.29	5.1	83	2.31	6.2
Veladero surface (50.00%)	11	0.45	0.15	97	0.78	2.4	110	0.75	2.6
LATIN AMERICA & ASIA PACIFIC TOTAL	140	0.86	3.9	660	0.88	19	810	0.88	23
NORTH AMERICA
Carlin surface	41	2.62	3.4	51	1.89	3.1	91	2.21	6.5
Carlin underground	12	9.49	3.8	6.9	8.58	1.9	19	9.17	5.6
Carlin (61.50%) total[5]	53	4.22	7.2	57	2.69	5.0	110	3.42	12
Cortez surface	3.6	1.89	0.22	49	1.50	2.3	52	1.52	2.6
Cortez underground[6]	0.98	8.62	0.27	10	9.46	3.1	11	9.38	3.4
Cortez (61.50%) total	4.6	3.34	0.49	59	2.89	5.5	64	2.92	6.0
Hemlo surface	0.57	0.77	0.014	—	—	—	0.57	0.77	0.014
Hemlo underground	0.75	4.97	0.12	8.3	5.09	1.3	9.0	5.08	1.5
Hemlo (100%) total	1.3	3.15	0.13	8.3	5.09	1.3	9.6	4.82	1.5
Long Canyon surface (61.50%)	0.53	2.04	0.035	2.6	2.24	0.19	3.1	2.21	0.22
Phoenix surface (61.50%)	9.5	0.65	0.20	86	0.58	1.6	95	0.58	1.8
Turquoise Ridge surface	16	2.15	1.1	9.9	1.85	0.59	26	2.03	1.7
Turquoise Ridge underground	11	10.85	3.8	6.1	11.05	2.2	17	10.92	6.0
Turquoise Ridge (61.50%) total	27	5.72	4.9	16	5.34	2.7	43	5.58	7.7
NORTH AMERICA TOTAL	96	4.22	13	230	2.21	16	320	2.80	29
TOTAL	280	2.37	21	990	1.46	47	1,300	1.66	68

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

Copper Mineral Reserves[1,2,3,7,14,15,17,19]
As at December 31, 2020	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)
AFRICA & MIDDLE EAST
Bulyanhulu underground (84.00%)	—	—	—	6.9	0.51	78	6.9	0.51	78
Jabal Sayid surface	0.12	2.70	7.3	—	—	—	0.12	2.70	7.3
Jabal Sayid underground	5.0	2.41	260	7.2	2.17	350	12	2.26	610
Jabal Sayid (50.00%) total	5.1	2.42	270	7.2	2.17	350	12	2.27	620
Lumwana surface (100%)	39	0.49	430	460	0.57	5,900	500	0.57	6,300
AFRICA & MIDDLE EAST TOTAL	44	0.71	700	480	0.60	6,300	520	0.61	7,000
LATIN AMERICA & ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.19	480	480	0.23	2,400	600	0.22	2,900
Zaldívar surface (50.00%)	170	0.46	1,700	62	0.41	560	230	0.45	2,300
LATIN AMERICA & ASIA PACIFIC TOTAL	290	0.35	2,200	550	0.25	3,000	830	0.28	5,200
NORTH AMERICA
Phoenix surface (61.50%)	22	0.20	97	110	0.17	420	130	0.18	520
NORTH AMERICA TOTAL	22	0.20	97	110	0.17	420	130	0.18	520
TOTAL	350	0.39	3,000	1,100	0.39	9,700	1,500	0.39	13,000

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

Silver Mineral Reserves[1,2,3,7,14,15]
As at December 31, 2020	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)
AFRICA & MIDDLE EAST
Bulyanhulu underground (84.00%)	—	—	—	6.9	6.27	1.4	6.9	6.27	1.4
AFRICA & MIDDLE EAST TOTAL	—	—	—	6.9	6.27	1.4	6.9	6.27	1.4

LATIN AMERICA & ASIA PACIFIC
Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29
Pueblo Viejo surface (60.00%)	14	12.01	5.5	69	15.81	35	83	15.16	40
Veladero surface (50.00%)	11	12.56	4.3	97	14.46	45	110	14.27	50
LATIN AMERICA & ASIA PACIFIC TOTAL	140	3.75	17	650	4.91	100	790	4.70	120
NORTH AMERICA
Phoenix surface (61.50%)	9.5	7.83	2.4	86	6.90	19	95	6.99	21
NORTH AMERICA TOTAL	9.5	7.83	2.4	86	6.90	19	95	6.99	21

TOTAL	150	4.01	19	740	5.15	120	890	4.96	140

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

Gold Mineral Resources[1,2,3,8,9,14]
As at December 31, 2020	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

AFRICA & MIDDLE EAST
Bulyanhulu underground (84.00%)	—	—	—	11	9.75	3.6	3.6	28	7.8	7.0
Buzwagi surface (84.00%)	1.7	0.76	0.042	3.4	1.25	0.14	0.18	—	—	—
Jabal Sayid surface	0.12	0.29	0.0012	—	—	—	0.0012	—	—	—
Jabal Sayid underground	4.6	0.21	0.031	9.8	0.36	0.11	0.14	2.3	0.4	0.028
Jabal Sayid (50.00%) total	4.7	0.21	0.032	9.8	0.36	0.11	0.14	2.3	0.4	0.028
Kibali surface	5.3	2.61	0.44	19	2.25	1.4	1.8	2.4	2.3	0.18
Kibali underground	13	4.85	2.0	25	4.00	3.2	5.1	5.1	3.0	0.50
Kibali (45.00%) total	18	4.19	2.4	44	3.23	4.6	7.0	7.5	2.8	0.67
Loulo-Gounkoto surface	9.8	2.83	0.89	12	3.22	1.3	2.1	3.1	2.3	0.23
Loulo-Gounkoto underground	17	4.50	2.5	25	5.32	4.3	6.9	16	3.4	1.7
Loulo-Gounkoto (80.00%) total	27	3.90	3.4	38	4.64	5.6	9.0	19	3.2	2.0
North Mara surface	21	2.00	1.3	28	1.58	1.4	2.7	11	1.3	0.48
North Mara underground	1.2	5.42	0.20	9.0	3.41	0.99	1.2	8.3	4.4	1.2
North Mara (84.00%) total	22	2.18	1.5	37	2.03	2.4	3.9	20	2.6	1.6
Tongon surface (89.70%)	4.6	1.80	0.27	6.9	2.36	0.52	0.79	2.5	2.6	0.21
AFRICA & MIDDLE EAST TOTAL	78	3.07	7.7	150	3.51	17	25	79	4.5	11
LATIN AMERICA & ASIA PACIFIC
Alturas surface (100%)	—	—	—	—	—	—	—	260	1.1	8.9
Lagunas Norte surface (100%)[20]	1.4	0.94	0.043	57	2.31	4.2	4.3	1.4	1.1	0.050
Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4
Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86
Porgera surface[4]	—	—	—	20	3.21	2.0	2.0	7.6	2.5	0.60
Porgera underground[4]	1.2	6.66	0.27	8.1	6.20	1.6	1.9	2.6	6.5	0.55
Porgera (47.50%) total[4]	1.2	6.66	0.27	28	4.09	3.6	3.9	10	3.5	1.1
Pueblo Viejo surface (60.00%)	67	2.10	4.5	150	2.07	10	15	41	1.8	2.4
Veladero surface (50.00%)	12	0.43	0.17	130	0.68	2.9	3.1	32	0.6	0.58
LATIN AMERICA & ASIA PACIFIC TOTAL	320	1.12	11	1,800	0.98	58	70	730	0.8	18

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

Gold Mineral Resources[1,2,3,8,9,14]
As at December 31, 2020	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)
NORTH AMERICA
Carlin surface	49	2.45	3.9	140	1.50	6.8	11	12	1.1	0.42
Carlin underground	20	8.22	5.2	11	7.72	2.7	7.9	5.1	7.3	1.2
Carlin (61.50%) total[5]	69	4.09	9.0	150	1.94	9.5	19	17	3.0	1.6
Cortez surface	4.2	1.88	0.25	94	1.23	3.7	4.0	46	0.5	0.75
Cortez underground[6]	1.3	8.11	0.34	35	7.11	7.9	8.2	13	6.3	2.7
Cortez (61.50%) total	5.5	3.36	0.59	130	2.82	12	12	59	1.8	3.4
Donlin surface (50.00%)	3.9	2.52	0.31	270	2.24	19	20	46	2.0	3.0
Fourmile underground (100%)	—	—	—	1.4	10.22	0.47	0.47	6.6	10.9	2.3
Hemlo surface	0.57	0.77	0.014	27	0.90	0.77	0.79	5.4	0.9	0.15
Hemlo underground	1.2	4.72	0.18	14	5.10	2.4	2.5	4.0	5.7	0.74
Hemlo (100%) total	1.7	3.42	0.19	41	2.37	3.1	3.3	9.4	3.0	0.90
Long Canyon surface	0.94	2.45	0.074	9.5	2.52	0.77	0.84	2.9	1.5	0.14
Long Canyon underground	0.083	11.84	0.032	0.99	9.76	0.31	0.34	0.13	7.4	0.031
Long Canyon (61.50%) total	1.0	3.21	0.11	10	3.21	1.1	1.2	3.0	1.7	0.17
Phoenix surface (61.50%)	17	0.56	0.30	180	0.50	3.0	3.3	14	0.4	0.21
Turquoise Ridge surface	27	2.13	1.8	24	1.97	1.5	3.4	10	1.8	0.60
Turquoise Ridge underground	13	10.92	4.5	7.3	10.95	2.6	7.1	1.8	10.1	0.58
Turquoise Ridge (61.50%) total	39	4.98	6.3	32	4.05	4.1	10	12	3.0	1.2
NORTH AMERICA TOTAL	140	3.83	17	820	1.99	52	69	170	2.4	13

TOTAL	530	2.11	36	2,800	1.41	130	160	980	1.4	43

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

Copper Mineral Resources[1,3,7,8,9,14]
As at December 31, 2020	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable pounds	Tonnes (Mt)	Grade (%)	Contained lbs (Mlb)	Tonnes (Mt)	Grade (%)	Contained lbs (Mlb)	Contained lbs (Mlb)	Tonnes (Mt)	Grade (%)	Contained lbs (Mlb)
AFRICA & MIDDLE EAST
Bulyanhulu underground (84.00%)	—	—	—	11	0.49	120	120	28	0.5	280
Jabal Sayid surface	0.12	2.70	7.3	—	—	—	7.3	—	—	—
Jabal Sayid underground	4.6	2.73	280	9.8	2.35	510	790	2.3	1.6	79

Jabal Sayid (50.00%) total	4.7	2.73	280	9.8	2.35	510	790	2.3	1.6	79
Lumwana surface (100%)	56	0.50	620	970	0.54	11,000	12,000	1.5	0.4	12
AFRICA & MIDDLE EAST TOTAL	61	0.67	900	990	0.55	12,000	13,000	32	0.5	370
LATIN AMERICA & ASIA PACIFIC
Norte Abierto surface (50.00%)	170	0.21	790	1,000	0.21	4,700	5,500	360	0.2	1,400
Zaldívar surface (50.00%)	330	0.40	2,900	270	0.38	2,300	5,200	31	0.4	270
LATIN AMERICA & ASIA PACIFIC TOTAL	500	0.33	3,700	1,300	0.24	7,000	11,000	390	0.2	1,700
NORTH AMERICA

Phoenix surface (61.50%)	40	0.18	160	240	0.15	820	970	21	0.1	68
NORTH AMERICA TOTAL	40	0.18	160	240	0.15	820	970	21	0.1	68

TOTAL	600	0.36	4,800	2,500	0.36	20,000	25,000	440	0.2	2,200

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

Silver Mineral Resources[1,3,7,8,9,14,15]
As at December 31, 2020	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)
AFRICA & MIDDLE EAST
Bulyanhulu underground (84.00%)	—	—	—	11	7.45	2.7	2.7	28	7.1	6.3
AFRICA & MIDDLE EAST TOTAL	—	—	—	11	7.45	2.7	2.7	28	7.1	6.3
LATIN AMERICA & ASIA PACIFIC
Lagunas Norte surface (100%)[20]	1.4	2.69	0.12	57	5.40	9.9	10	1.4	3.5	0.16
Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11
Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8
Pueblo Viejo surface (60.00%)	67	10.62	23	150	11.96	59	82	41	7.8	10
Veladero surface (50.00%)	12	12.05	4.8	130	13.90	60	65	32	14.2	15
LATIN AMERICA & ASIA PACIFIC TOTAL	320	11.49	120	1,800	14.20	830	950	460	3.1	45
NORTH AMERICA
Phoenix surface (61.50%)	16	7.01	3.7	180	6.28	37	41	14	5.9	2.6
NORTH AMERICA TOTAL	16	7.01	3.7	180	6.28	37	41	14	5.9	2.6

TOTAL	330	11.27	120	2,000	13.44	870	990	500	3.4	54

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

GLOBAL PROVEN & PROBABLE MINERAL RESERVE RECONCILIATION (gold, millions of ozs) [1,2,3,15,16,17,18]
Global Attributable Contained Gold	2019 Barrick Total P&P Mineral Reserve	Acquisition/ Disposal	Depletion (As of Year End)	Net Conversion	2020 Barrick Total P&P Mineral Reserve

Bulyanhulu (84%) [12]	2.2	—	(0.072)	(0.19)	2.0

Buzwagi (84%) [12]	0.14	—	(0.10)	0.0097	0.042

Carlin (61.5%) [5]	13	—	(1.2)	0.34	12

Cortez (61.5%) [6]	6.1	—	(0.52)	0.39	6.0

Hemlo (100%)	1.3	—	(0.21)	0.36	1.5

Jabal Sayid (50%)	0.097	—	(0.0100)	0.0025	0.090

Kibali (45%)	4.2	—	(0.40)	0.49	4.2

Long Canyon (61.5%)	0.39	—	(0.20)	0.033	0.22

Loulo Gounkoto (80%)	6.4	—	(0.52)	0.78	6.7

Massawa (0%) [13]	2.2	(2.2)	—	—	—

Norte Abierto (50%)	12	—	—	—	12

North Mara (84%) [12]	1.7	—	(0.29)	0.59	2.0

Phoenix (61.5%)	2.0	—	(0.16)	(0.024)	1.8

Porgera (47.5%) [4]	2.3	—	(0.091)	0.12	2.4

Pueblo Viejo (60%)	5.7	—	(0.62)	1.1	6.2

Tongon (89.7%)	0.61	—	(0.33)	0.29	0.57

Turquoise Ridge (61.5%)	8.3	—	(0.37)	(0.22)	7.7

Veladero (50%)	2.8	—	(0.29)	0.065	2.6

Total	71	(2.2)	(5.4)	4.1	68

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

GLOBAL PROVEN & PROBABLE MINERAL RESERVE RECONCILIATION (copper, millions of lbs) [1,2,3,7,8,9,10,13,15,17,18,19]

Global Attributable Contained Copper	2019 Barrick Total P&P Mineral Reserve	Acquisition/ Disposal	Depletion (As of Year End)	Net Conversion	2020 Barrick Total P&P Mineral Reserve

Bulyanhulu (84%) [12]	77	—	(0.41)	1.00	78

Jabal Sayid (50%)	640	—	(61)	38	620

Lumwana (100%)	6,600	—	(340)	34	6,300

Norte Abierto (50%)	2,900	—	—	—	2,900

Phoenix (61.5%)	610	—	(49)	(41)	520

Zaldívar (50%)	2,700	—	(390)	—	2,300

Total	13,000	—	(830)	31	13,000

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

Notes to the Barrick Mineral Reserves and Resources Tables

1.

Mineral reserves and mineral resources have been estimated as at December 31, 2020 (unless otherwise noted) in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. The SEC Modernization Rules became effective February 25, 2019 with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM definitions, as required by National Instrument 43-101. Under the MJDS, Barrick is permitted to use its Canadian disclosures, including its reserve and resource disclosures pursuant to National Instrument 43-101, to satisfy certain United States periodic reporting obligations. As a result, Barrick does not report its reserves and resources under the SEC Modernization Rules, and as such, Barrick’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of regional Mineral Resource Managers Simon Bottoms, Africa & Middle East Mineral Resource Manager, Chad Yuhasz, Latin America & Asia Pacific Mineral Resource Manager and Craig Fiddes, North America Resource Modeling Manager, and reviewed by Rodney Quick, Barrick Executive Mineral Resource Management and Evaluation. Reserves have been estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2019 and 2020 calculated using Antofagasta guidance and an assumed copper price of $3.10 per pound; and at Phoenix, where in 2019, a silver price of $15 per ounce for both resource and reserve evaluations was used. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2020 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. All figures are presented on an attributable basis to Barrick. An assumed gold price of $1,500 per ounce, an assumed silver price of $20.50 per ounce and an assumed copper price of $3.50 per pound, consistent with 2019, have been used in estimating resources, except at Zaldívar, where mineral resources for 2019 and 2020 were calculated using Antofagasta guidance and an assumed copper price of $3.60 per pound, and at Phoenix, where in 2019, a silver price of $15 per ounce for both resource and reserve evaluations was used.

2.

In confirming the annual reserves for each of the Company’s mineral properties, projects, and operations, Barrick conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.	All mineral resource and mineral reserve estimates of tonnes, ounces of gold and silver and pounds of copper are reported to the second significant digit.
4.

Porgera mineral reserves and mineral resources are reported on a 47.5% interest basis, reflecting Barrick’s undisputed ownership position prior to April 24, 2020, and the ownership position Barrick is asserting in its legal proceedings in Papua New Guinea court. On August 16, 2019, the SML at Porgera was terminated and on April 24, 2020, the Government of Papua New Guinea indicated that the SML would not be extended. On October 15, 2020, Barrick Niugini Limited (“BNL”) and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements, BNL will retain operatorship, and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are ongoing and, at this time, it is not certain when or if a binding memorandum of agreement will be reached by the parties or, if an agreement is reached, what the final terms will be (including Barrick’s percentage ownership interest in the Porgera mine). BNL remains in possession of the mine to conduct care and maintenance. For additional information, see “Legal Proceedings - Porgera Special Mining Lease Extension”.

5.	Includes South Arturo on a 36.9% basis.
6.

Cortez underground includes 3.9 million tonnes at 9.69 g/t for 1.2 million ounces of probable reserves, 26 million tonnes at 6.57 g/t for 5.5 million ounces of indicated resources and 12 million tonnes at 6.2 g/t for 2.5 million ounces of inferred resources related to Goldrush. Mineral resources are reported on an inclusive basis.

7.

2020 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper and silver and accordingly are reported as Gold, Copper & Silver mineral resources and mineral reserves.

8.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
9.	Mineral resources are reported on an inclusive basis and include all areas that form mineral reserves, reported at a mineral resource cut-off and associated commodity price.
10.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for gold, silver and copper are reported to two decimal places.
11.	All inferred mineral resource estimates of grade for gold, silver, and copper are reported to one decimal place.
12.

On September 17, 2019, Barrick acquired all of the shares of Acacia it did not already own, bringing its ownership of Bulyanhulu, North Mara, and Buzwagi up from 63.9% to 100%. On January 24, 2020, Barrick announced the signing of an agreement with the GoT, through which, among other things, the GoT acquired a 16% free-carried interest in these sites, made effective January 1, 2020. For convenience, Barrick reported December 31, 2019 mineral reserves and resources at 84% ownership interest.

13.	On March 4, 2020, Barrick sold its interest in Massawa to Teranga Gold Corporation. For additional information, see “Strategy - Operational Excellence and Sustainable Profitability”.

14.	Grade represents an average, weighted by reference to tonnes of mineralization where several recovery processes apply.
15.

Ounces or pounds, as applicable, estimated to be present in the tonnes of mineralization which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.

16.

Gold mineral reserves as at December 31, 2020 include stockpile material totaling approximately 137 million tonnes, containing approximately 9.2 million ounces. Properties at which stockpile material exceeds 30,000 ounces or represents more than 5% of the reported gold reserves are as follows:

Stockpiles [1,2]
Property	Tonnes [3] (Mt)	Grade [10] (g/t)	Contained Ounces [3] (Moz)

Kibali (45%)	0.65	1.5	0.031

Loulo Gounkoto (80%)	5.3	2.78	0.47

Tongon (89.7%)	2.6	1.35	0.11

North Mara (84%) [12]	9.4	1.13	0.34

Buzwagi (84%) [12]	1.7	0.76	0.042

Phoenix (61.5%) [7]	1.6	0.89	0.046

Carlin (61.5%)	34	2.59	2.8

Cortez (61.5%)	3.2	1.98	0.2

Turquoise Ridge (61.5%)	14	2.08	0.97

Pueblo Viejo (60%) [7]	54	2.3	4.00

Veladero (50%) [7]	9.4	1.13	0.34

Porgera (47.5%)	0.65	2.3	0.048

17.	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2020 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (COG) (gm/tonne)

Kibali (45%)	75.0 to 90.0	0.54 to 2.09

Loulo Gounkoto (80%)	84.8 to 94.5	0.82 to 2.69

Tongon (89.7%)	80.0 to 91.0	0.66 to 2.20

Bulyanhulu (84%)	87.1 to 91.0	3.7 to 4.93

North Mara (84%)	88.0 to 96.0	0.42 to 2.20

Buzwagi (84%)	87.7	0.46

Hemlo (100%)	89.0 to 93.5	0.5 to 2.86

Long Canyon (61.5%)	79.8	0.24

Phoenix (61.5%)	65.6 to 70.6 Au	Revenue COG based on all three metals (Au, Ag and Cu)

Carlin (61.5%)	54.0 to 90.0	0.17 to 7.34

Cortez (61.5%)	62.0 to 92.0	0.14 to 5.14

Turquoise Ridge (61.5%)	55.0 to 89.9	0.60 to 7.34

Norte Abierto (50%)	74.4	0.22 to 0.32

Pueblo Viejo (60%)	86.9 to 90.6	0.70 to 3.00

Veladero (50%)	70.7 to 76.1	0.30 to 0.38

Porgera (47.5%)	90.3 to 92.4	0.67 to 3.70

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (COG) (%)

Lumwana (100%)	93.2 to 95.0	0.10% to 0.26%

Jabal Sayid (50%)	93.7	1.21%

Phoenix (61.5%)	43.1 to 71.6	Revenue COG based on all three metals

Zaldívar (50%)	34.0 to 88.0	0.1% to 0.33%

18.	Totals may not sum due to rounding.
19.

Copper mineral reserves as at December 31, 2020 include stockpile material totaling approximately 50 million tonnes containing approximately 357 million pounds of copper. Properties at which stockpile material exceeds 10 million pounds of copper or represents more than 5% of the reported copper reserves are as follows:

Stockpiles [1,2]
Property	Tonnes[3] (Mt)	Cu Grade [10] (%)	Contained Copper[3] (Mlb)
Lumwana (100%)	16	0.37	130

Phoenix (61.5%)	4.1	0.20	18

Zaldívar (50%)	27	0.34	200

20.

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd for total consideration of up to $81 million, with $20 million of upfront cash consideration on closing. Completion of the sale is subject to closing conditions. For additional information, see “Strategy - Operational Excellence and Sustainable Profitability”.

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

During 2020, the gold price ranged from $1,452 per ounce to an all-time high of $2,075 per ounce. The average market price for the year of $1,770 per ounce represented an increase of 27% compared to 2019. The price of gold rose significantly during the middle part of the year, reaching an all-time high in early August. During the year, the gold price rose as a result of the financial impacts of Covid-19, including global economic uncertainty, the expected longer term effects of fiscal and monetary stimulus measures, and a weakening of the trade-weighted U.S. dollar, leading to an increase in investor interest in gold as a safe haven. Subsequent to year end, the gold price has traded lower, due in part to increases in longer-term U.S. dollar interest rates. For additional information, see “Risk Factors – Diseases and epidemics (such as Covid-19) may adversely impact Barrick’s business”.

Barrick’s gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers or to refiners at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer, and resistance to corrosion. Copper is used principally in telecommunications, power infrastructure, automobiles, construction and consumer durables. Copper is primarily traded on the London Metal Exchange (“LME”), the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced by numerous factors, including: (i) the worldwide balance of copper demand and supply; (ii) rates of global economic growth, including in China, which has become the largest consumer of refined copper in the world; (iii) speculative investment positions in copper and copper futures; (iv) the availability and cost of substitute materials; and (v) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical. Over the last 15 years, LME prices per pound have ranged from a low of $1.28 to a high of $4.62, reached in February 2011. In 2020, LME copper prices traded in a wide range of $1.98 per pound to $3.64 per pound, averaged $2.80 per pound, and closed the year at $3.51 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China. Copper prices fell to four-year lows in March 2020 due to initial concerns and near-term economic impacts from the spread of Covid-19, but subsequently rose to seven-year highs in December due to demand from China, a weakening U.S. dollar, low global stockpile levels, and the expected impact of global financial stimulus measures. Subsequent to year end, the copper price has traded to nine-year highs on continued optimism about global economic recovery. For additional information, see “Risk Factors – Diseases and epidemics (such as Covid-19) may adversely impact Barrick’s business”.

As at December 31, 2020, the Company had no copper derivative contracts in place. As a result, all of Barrick’s copper production is currently subject to market prices.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders, while concentrate is sold to a local smelter in Chile. At the Lumwana mine, copper concentrate is sold to Zambian smelters. At the Jabal Sayid mine, copper concentrate is sold to third party smelters and copper traders. Since there are a large number of available copper cathode and copper concentrate purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2020, excluding contractors, Barrick employed approximately 22,600 employees worldwide, including employees at operations jointly owned and operated by Barrick, substantially all of whom are employed in Canada, the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the DRC, Mali, Papua New Guinea, Peru, Saudi Arabia, Tanzania and Zambia, and approximately 23,350 contractors. The number of employees represented by a labor union or covered by collective bargaining agreements at the Company’s operations is approximately 8,150.

Specialized knowledge and experience are required of employees in the mining industry. Barrick has the necessary skilled employees and/or contractors to conduct its operations. Certain Barrick mines may be adversely impacted if increased demands from its employees lead to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations (see “Employee relations” and “Competition” in “Risk Factors”).

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of highly skilled and experienced employees (see “Employees and Labor Relations” above).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to acquire attractive assets on terms it considers acceptable.

Sustainability

Sustainability is fundamental to Barrick’s strategy and is critical to the development and maintenance of broader stakeholder support and license to operate. Barrick’s sustainability strategy is built on four main pillars: (1) ensuring the Company respects human rights; (2) protecting the health and safety of its people and local communities; (3) sharing the benefits of its operations; and (4) managing its impacts on the environment. The heart of Barrick’s sustainability philosophy is a resolute belief that a successful business, and particularly a modern mining company, must deliver value for all stakeholders, and proactively manage its impacts on the environment. That is why Barrick’s sustainability vision is to create long-term value for all its stakeholders. Barrick does this by: integrating environmental, social and economic considerations into all business decisions; developing trust-based, two-way partnerships with its host governments and local communities; and engaging openly with all stakeholders.

The bedrock of Barrick’s sustainability strategy is strong governance. Following the Merger, Barrick established the Environmental & Social Oversight Committee (“E&S Committee”) to connect site-level ownership for sustainability with the Group leadership. The E&S Committee is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) Mine General Managers; (3) Health, Safety, Environment and Closure Leads; (4) in-house legal counsel; (5) the Group Sustainability Executive; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets quarterly to review the Company’s performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management at each of Barrick’s Tier One Gold Assets. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board’s Corporate Governance & Nominating Committee on a quarterly basis to oversee the policies and Barrick’s performance against key environmental, health and safety and community development metrics. Alongside the quarterly E&S Committee meetings, sustainability is an agenda item at the weekly Executive Committee review meetings and time is allocated for discussion of opportunities and risks that may help or hinder the Group from achieving its objectives, including climate-related risks (e.g., spring snow melts, hurricanes, flooding, and mud slides).

Barrick believes the business is where the mine is. For management of sustainability, this means that sustainability is driven at an operational level. On a day-to-day basis, ownership of sustainability-related risks and opportunities is in the hands of individual sites. Just as each site manages its geological, operational and technical capabilities to meet Barrick’s business objectives, it must also manage its own sustainability performance. Each site is involved in identifying programs, metrics, and targets that measure progress and deliver impacts for the business and its stakeholders, including host governments and local communities. The Group Sustainability Executive, as a member of the Group’s Executive Committee, provides oversight and direction on this site-level ownership, guiding the alignment of operational programs with the strategic priorities of the overall business.

Barrick’s 2019 Sustainability Report, published in April 2020, introduced a Sustainability Scorecard to address the challenge presented by the ever-increasing number of disclosures, tools and metrics used to score a company’s performance. The scorecard, which was a first for the industry, sets out what Barrick believes are the sustainability issues most relevant to Barrick’s business and industry, and aligns with its sustainability strategy. The scorecard ranks Barrick against its peers and internal metrics across priority environmental, social and governance (“ESG”) areas: Health and Safety; Social and Economic Development; Human Rights; the Environment; and Governance. Barrick’s performance in these areas is then aggregated into an overall score.

For 2019, the Company scored a ‘B’ grade (on a scale where ‘A’ represents high performance and ‘E’ represents poor performance). Barrick believes this accurately reflected the improvements in its sustainability performance during 2019, but also acknowledged that areas for improvement remain. The scorecard will be updated and published in Barrick’s 2020 Sustainability Report, which will be published in April 2021.

In 2020, Barrick continued to invest in partnerships with host governments and local communities. This included additional Covid-19 relief-focused efforts, alongside the regular community development investments - such as the construction of schools and improvement of school programs, the construction of potable water supply systems, and sustainable mine closure planning. See “Tailings & Mine Closure” for additional information on Barrick’s mine closure planning.

In 2020, Barrick continued to implement its global human rights compliance program, which is aligned with the UN Guiding Principles on Business and Human Rights. Since 2012, human rights assessments have been conducted at high and medium risk Barrick operations and projects. Higher risk sites or sites where particular concerns are identified are assessed more frequently. Barrick also continues to invest in its global human rights training program at all mines and projects operated by the Company on a risk-tiered basis. During 2020, Barrick updated its human rights training program, and in January 2021, training was provided to security personnel at its North Mara and Bulyanhulu operations in Tanzania by independent third-party human rights specialists. In early 2020, Barrick also issued its ninth report to the Voluntary Principles on Security and Human Rights (“VPSHR”) Plenary for 2019. Barrick’s tenth report was submitted in March 2021. In September 2020, the Company’s Group Sustainability Executive also presented to the UN VPSHR Plenary on Barrick’s conformance to the voluntary principles with a particular focus on work to formally align the former Randgold assets with UN VPSHR. These and other efforts which emphasize transparency, dialogue and relationship-building reinforce Barrick’s commitment to respecting human rights wherever the Company operates.

In 2019, the Company endorsed the International Council on Mining and Metals (“ICMM”) and World Gold Council’s Responsible Gold Mining Principles (the “RGMPs”). Since then, Barrick has been actively working to implement the RGMPs, as well as the Responsible Mining Principles, at its mines.

Barrick’s sustainability efforts continue to receive international recognition, including by the Dow Jones Sustainability World Index, in which the Company was listed in 2020 for the thirteenth consecutive year.

Environment

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters – Government Controls and Regulations”). Barrick continues to rebuild its reputation for environmental excellence and aims to become the world’s most valued gold mining business by delivering sustainable returns for the Company’s owners and partners, including the host communities and countries in which the Company operates.

Barrick’s investment in environmental management systems (“EMS”) is aimed at identifying and implementing controls appropriate to environmental risks identified at each site. The EMS at each site is reviewed annually, and the site general manager and environmental managers are responsible for the implementation and execution of the EMS.

Barrick has a policy of conducting periodic environmental and closure reviews of its business activities, on a regular and scheduled basis in order to evaluate compliance with applicable laws and regulations, permit and license requirements, company policies and management standards including guidelines and procedures, and adopted codes of practice. In addition, all Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations. Following the Merger, the Corporate Governance & Nominating Committee oversees Barrick’s policies, programs, and performance relating to the environment. In addition, Barrick reaffirmed its commitment to sustainability by establishing the E&S Committee. As discussed above, among other things, the E&S Committee is responsible for reviewing the Company’s performance across a range of key performance indicators, providing independent oversight, and reviewing sustainability management at each of Barrick’s Tier One Gold Assets. See “Narrative Description of the Business – Sustainability” for more information about the E&S Oversight Committee.

Barrick’s policies and standards conform to international and industry standards. Following the Merger, the Company set a corporate goal for all sites to have their EMS certified to the ISO 14001:2015 standard by the end of 2020. At the start of 2020, only four mines (Jabal Sayid, Bulyanhulu, Buzwagi and North Mara) remained to be certified. In October 2020, Jabal Sayid was recommended for its inaugural certification to the ISO 14001:2015 standard. Following this, Bulyanhulu, Buzwagi and North Mara were certified in November 2020, December 2020, and February 2021, respectively. Following the Merger, Barrick also updated its environmental policy, which continues to mandate full compliance with site obligations and a commitment to implementing high standards of environmental management across all sites. In 2019, Barrick introduced a new Environmental Incident Reporting and Investigation Standard to better define the classification, reporting, responsibility and investigation of environmental incidents at Barrick sites. As defined by the new system, the Company had zero Class 1 - High Significance Incidents and eight Class 2 - Medium Significance Incidents in 2020.

Each year, Barrick issues a Sustainability Report that outlines its environmental, health and safety and social responsibility performance for the year. As part of its ongoing commitment to transparency, Barrick is continuing to work towards improving visibility into its environmental and social activities. Through 2021, Barrick will continue to develop systems and tools that will provide additional transparency into its operations. For example, the Company’s 2019 Sustainability Report introduced an industry-first Sustainability Scorecard, which sets out what Barrick believes are the sustainability issues most relevant both for its business and its industry, ranking Barrick against its peers and internal metrics as discussed above. See “Narrative Description of the Business – Sustainability”.

See the disclosure under “Material Properties” below for details about specific environmental matters applicable to Barrick’s material properties.

Climate

Climate change, including shifts in temperature and precipitation and more frequent severe weather events, could affect the mining industry in a range of possible ways. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased carbon tax regimes; and potentially impact the stability and cost of water and energy supplies. Barrick therefore views climate change as a company, community and global concern.

Barrick’s climate strategy was reviewed and updated in early 2020 and has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce the Company’s impacts on climate change; and (3) improve the Company’s disclosure on climate change. Action taken on each pillar in 2020 is described below.

Identify, understand and mitigate the risks associated with climate change: The Company continues to take steps to identify and manage risks and build resilience to climate change, as well as to position itself for new opportunities. In 2020, climate change related factors continued to be incorporated into Barrick’s formal risk assessment process (for example, consideration is given to the availability of, and access to, water, as well as the impact of increased precipitation, drought, or severe storms on operations and local communities near Barrick’s operations). The Company has identified several climate-related risks and opportunities for the business including: physical impacts of climate change, such as an increase in extended-duration extreme precipitation events; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.

Measure and reduce the Company’s impact on climate change: Mining is an energy-intensive business, and Barrick understands the important link between energy use and greenhouse gas (“GHG”) emissions. By measuring and effectively managing its energy use, the Company can reduce its draw from local energy grids, reduce its GHG emissions, achieve more efficient production, and reduce its costs. The Company has updated its GHG emissions reductions target to reduce its emissions by at least 30% by 2030 against the 2018 baseline of 7,541 kT carbon dioxide equivalent per annum, with a defined interim reduction target of 15% whilst maintaining a steady production profile. The Company’s GHG emissions reduction target is not static and will be updated as Barrick identifies and implements new GHG emissions reduction opportunities. This interim target is based on feasible projects that have been identified and are being implemented. Ultimately, Barrick’s vision is net zero GHG emissions achieved primarily through GHG emissions reductions, with some offsets for hard-to-abate emissions. Barrick will continue to focus on climate change through 2021 and beyond, and the Company has already committed capital to advance several projects that will further reduce its GHG emissions.

Barrick’s actions to achieve this target include increasing the proportion of renewable energy sources in the Company’s energy mix and switching to cleaner energy sources. Projects with capital already committed include the conversion of the Nevada Gold Mines TS power plant from coal to natural gas, which is estimated to reduce GHG emissions by 563 kT carbon dioxide equivalent per annum, and construction of a 100 MW TS Solar Farm (also at Nevada Gold Mines), which is estimated to further reduce GHG emissions by 52 kT carbon dioxide equivalent per annum. At Pueblo Viejo, implementation of the Lime Kiln Fuel Switch Project (from diesel to liquified natural gas) is anticipated to reduce GHG emissions by 127 kT carbon dioxide equivalent per annum. The doubling of the capacity of the 20 MW solar power plant at Loulo-Gounkoto is currently in the feasibility stage. If this project proceeds, the increased capacity is anticipated to result in an incremental 27 kT carbon dioxide equivalent per annum reduction of GHG emissions.

In the first quarter of 2020, the Company completed the conversion of the Quisqueya I power generation facility in the Dominican Republic from heavy fuel oil to natural gas, and the power plant received its first liquefied natural gas deliveries in February 2020. The conversion will help reduce the minesite’s power generation costs and GHG emissions by 30%. In the second quarter of 2020, the Company introduced battery technology into the microgrid at Kibali, and in the second half of 2020, the Company commissioned its 20MW solar power plant at Loulo-Gounkoto. The introduction of solar energy into the microgrid at Loulo-Gounkoto is anticipated to reduce fuel consumption by 10 million liters, which will both reduce operating costs and deliver valuable GHG emissions reductions. These projects are expected to reduce the need for diesel generators, thereby reducing Barrick’s GHG emissions and power generation costs. Overall, Scope 1 (direct) and Scope 2 (indirect) GHG emissions in 2020 were 7.35 million carbon dioxide equivalent tonnes at operations and projects operated by Barrick (on a 100% basis). The Company is also working to identify opportunities for further reductions, and will regularly review and update its targets to integrate and reflect opportunities identified and realized.

Improve the Company’s disclosure on climate change: As part of Barrick’s commitment to improve its disclosure on climate change, the Company completes the annual CDP emissions questionnaire, which makes investor-relevant climate data widely available. In 2020, Barrick received a C grade on the CDP Climate Change Questionnaire. This grade places Barrick in the ‘awareness’ scoring band.

The Board’s Corporate Governance & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into the Company’s formal risk management process, outputs of which were reviewed by the Audit & Risk Committee throughout 2019 and 2020.

During 2020, Barrick also updated its global scenario analysis, and is now advancing an individual site-by-site analysis to better understand the risk that climate change poses to each operation, with an initial focus on the Company’s Tier One Gold Assets. In addition, the Audit & Risk Committee reviewed the Group’s approach to climate change in the context of Barrick’s public disclosures.

Barrick also continues to align its disclosures with the Taskforce on Climate-related Financial Disclosures (TCFD) and will incorporate scenario analysis into its future disclosures, including at a high level in the 2020 Sustainability report to be published in April 2021. The Company has a strong foundation and Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Social, Community and Economic Development

Barrick regards its host communities and countries as important partners in its business. The Company understands it is a guest in these communities and resolutely believes that the countries and communities in which it operates benefit from Barrick’s presence. Barrick is committed to contributing to their social and economic development. Barrick’s sustainability policies also commit the Company to transparency in its relationships with host communities, government authorities, the public and other key stakeholders. These policies also commit Barrick to conducting its business with integrity through the Company’s absolute opposition to corruption, including requiring its suppliers to operate ethically and responsibly as a condition of doing business with Barrick. The Company’s approach to its relationships with Indigenous partners is no different, and Barrick creates genuine partnerships that aim to build a long-term positive legacy within its host communities.

Barrick’s overarching Sustainable Development Policy and Social Performance Policy sets out the Company’s commitment to social and economic development. Barrick recognizes that the taxes, royalties and dividends it pays provide significant income for the Company’s host countries, as well as help to fund vital services and infrastructure. The Company has introduced a comprehensive tax policy covering governance, management of tax risks, principles of tax planning, compliance and relations with tax authorities, as well as transparency and disclosure. Furthermore, Barrick reports all government and tax payments transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act.

Barrick also prioritizes local hiring. The employment opportunities created by the Company’s presence is one of its largest social and economic contributions to the Company’s host communities and countries. Barrick’s aim is to maximize this contribution. Barrick works to identify and nurture local talent at every level of its business through a range of skills and formal training. At the end of 2020, 97% of Barrick’s workforce and 80% of senior management were nationals from the Company’s host countries. This is augmented by prioritizing the purchase of goods and services from local communities and host countries. Over the course of 2020, Barrick procured over $4.4 billion of goods and services from suppliers based in its host countries on a 100% basis.

In addition, Barrick invests in community-led development initiatives. The Company believes that no one knows the needs of local communities better than the communities themselves. That is why Barrick has been targeting the establishment of community development committees (“CDCs”) at every operating site - a target that was achieved in 2020. The role of the CDC is to allocate the community investment budget to those projects and initiatives most needed and desired by local stakeholders. Each CDC is elected and made up of a mix of local leaders and community members, as well as representatives from local women and youth groups. In 2020, Barrick invested over $26 million in sustainable community development projects, over and above the over $30 million in Covid-19 support for its host governments and local communities.

Human Rights

Respect for human rights is one of the key pillars of Barrick’s sustainability vision and strategy. Barrick has zero tolerance for human rights violations wherever it operates. The Company avoids causing or contributing to human rights violations and facilitates access to remedies. This includes the use of a grievance mechanism at each of the Company’s minesites, which allows local communities to formally lodge grievances and Barrick to understand and address community concerns before they escalate. Barrick’s commitment to respect human rights is codified in the Company’s Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights, the VPSHR, and the OECD Guidelines for Multinational Enterprises. Further, Barrick’s commitment to respect human rights is fulfilled on the ground via the Company’s Human Rights Program, the fundamental principles of which include: monitoring and reporting; due diligence; training; and disciplinary action and remedy. Barrick also expects the same standards from its suppliers, and the Company’s Supplier Code of Ethics incorporates human rights provisions.

Responsibility for the oversight and implementation of the Company’s human rights compliance program sits with Barrick’s Group Sustainability Executive, with support from the Senior Vice President Business Assurance and Risk, and Barrick’s Human Resources Executive.

During 2020, Barrick reviewed and revised several policies and programs related to human rights, most notably the Company’s Policy on the VPSHR, and updated its training program to be more interactive. Additionally, during 2020 the Group Sustainability Executive presented to the VPSHR Plenary

Committee on the company’s progress to implement the voluntary principles with particular focus on the steps taken to align the legacy Randgold operations. Barrick continues to implement its global human rights compliance program, including by conducting human rights assessments at certain operations and reporting to the VPSHR Plenary. See “Sustainability” above for more information on these efforts.

Tailings & Mine Closure

Consistent with Barrick’s goal to minimize the environmental and social impacts of its projects and operations, the Company develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. In addition, the Company is committed to ensuring all Barrick-operated or controlled tailings storage facilities meet global best practices for safety and are subject to the Company’s Tailings and Heap Leach Management Standard (the “Standard”), which requires that Barrick design, build, operate and close its tailings storage facilities in compliance with all applicable laws and regulations as a minimum requirement. The Company’s tailings storage facilities are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic activities The Standard also establishes minimum geotechnical, hydrological, hydrogeological and environmental design, construction, operation and close criteria and procedures for Barrick’s tailings storage facilities. Barrick’s joint venture and affiliated companies have their own management standards, which are substantially aligned with those of the Company.

During 2020, Barrick was actively involved in the development and publication of the Global Industry Standard for Tailings Management, developed through a year-and-a-half long review process involving the United Nations Environment Programme, the Principles for Responsible Investment, and the ICMM. Implementation of these tailings management standards at the Company’s sites is already underway.

Barrick currently manages 63 tailings storage facilities, of which 21 (33%) are operating, 41 (65%) are closed, and one is inactive. A riverine tailings disposal system was used at the Porgera Joint Venture in Papua New Guinea prior to entering care and maintenance on April 25, 2020. In 2020, independent reviews of the tailings storage facilities were conducted at the Company’s Pueblo Viejo, Phoenix, Carlin, Cortez, Hemlo, and Loulo-Gounkoto mines, as well as the Giant Nickel and Nickel Plate closure sites.

The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2u and 27 of the Notes to the Consolidated Financial Statements for further information on Barrick’s reclamation and closure obligations as at December 31, 2020.

See the disclosure under “Material Properties” below for details about estimated future reclamation and closure costs applicable to Barrick’s material properties.

Water

Barrick’s aim is to deliver enough water for the effective operation of the Company’s mines, while at the same time protecting the quality and quantity of water available to host communities and other users in its watersheds. This commitment to responsible water use is codified in Barrick’s Environmental Policy, which requires the Company to minimize its use of water, control and manage its impacts on water quality, and engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all users.

The Company’s operating facilities have been designed to mitigate environmental impacts and Barrick staff work to continually improve its environmental management programs. The operations have processes, procedures, or facilities in place to manage substances that have the potential to be harmful to the environment. To help prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. Environmental incidents can occur despite these precautions. See “Risk Factors” for more information about this matter.

The Company also has various programs to re-use and conserve water at its operations. Each mine has its own site-specific water management plan, which considers: (1) the different water sources available; (2) the local climate conditions; and (3) the needs of local users and the needs of the mine. This information is supplemented by a range of international frameworks and tools such as the WWF Water Risk Filter to evaluate water risks, particularly those linked to water stress. The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave exhaust stacks, that meet or exceed applicable legal standards. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and programs to improve wildlife habitat.

Certain of the Company’s operating and closed properties handle ore or rock with the potential to leach acidity, metals and dissolved salts (“Acid Rock Drainage Metal Leaching”) and hence potentially contaminate water. Other operating and closed properties lack this potential, but still present the potential for leaching of dissolved salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property (“Neutral Mine Drainage”). The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either Acid Rock Drainage Metal Leaching or Neutral Mine Drainage. Such procedures include segregation or submergence of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Where necessary, the Company installs and operates water treatment facilities to manage the quality of water discharged into the environment.

Many of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are controlled and process ponds are either covered, netted or additional deterrents are used to prevent access. In September 2005, the Company became a signatory to the International Cyanide Management Code (the “ICM Code”), which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The ICM Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the ICM Code. Under the ICM Code, each of the mines that uses cyanide must receive a third-party certification inspection. In 2020, Barrick began to work towards ICM Code certification for the Loulo-Gounkoto, Tongon and Kibali mines.

Certain of the Company’s operations produce mercury as a by-product of ore processed at those sites. The mercury is captured at each of these sites by specially designed operating equipment and mercury emissions control devices. The Company is committed to the operation of proven technology for controlling sources of mercury emissions. Site-specific management procedures for mercury handling, monitoring, and transportation exist at each of the operations that produce mercury as a by-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. Consistent with U.S. law, Barrick ceased the export of elemental mercury from U.S. facilities in January 2013. Barrick complies with all applicable regulatory requirements for temporary storage of mercury in the jurisdictions where it operates. The Company has developed general mercury storage guidelines to establish environmentally sound practices for temporary on-site storage, where allowed. The captured mercury from the Company’s Latin American sites is transported to Switzerland, where it is converted to cinnabar and packed into steel drums for permanent safe storage in a decommissioned area of a former salt mine in Germany. In 2020, Barrick did not transport or store mercury in Germany.

In the United States, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. Barrick’s current or former operations in the United States may be subject to potential liability under CERCLA.

Operations in Emerging Markets: Corporate Governance and Internal Controls

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many countries, including the United States and Canada, and in emerging markets such as Argentina, Chile, Côte d’Ivoire, the DRC, the Dominican Republic, Mali, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania and Zambia. Barrick has a long history of successfully developing and operating mines in emerging markets and has organizational and governance structures and protocols in place to manage the regulatory, legal, linguistic and cultural challenges and risks associated with having operations in these jurisdictions. For a detailed discussion of the risks associated with operating in emerging markets, see “Risk Factors – Foreign investments and operations” on pages 139 to 142 of this Annual Information Form.

Barrick holds its properties and projects in emerging markets indirectly through subsidiaries and/or joint venture entities which are locally incorporated or established for the purposes of compliance with local law. These operating subsidiaries or joint venture entities are in turn held through holding companies incorporated in jurisdictions with well-developed and reliable legal and taxation systems. Such holding companies: (i) facilitate internal company reorganizations of group companies; (ii) may facilitate project financing and commercial transactions, such as the creation of joint ventures; and (iii) provide for predictability and legitimate dispute resolution processes. Barrick has designed a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to Barrick and its consolidated subsidiaries and joint ventures. These systems, which are coordinated by the Company’s senior management and overseen by its Board of Directors, are designed to monitor the activities at, and receive timely reports from, Barrick’s operating subsidiaries and joint ventures. In particular, Barrick’s operating structure is composed of three geographic regions – Latin America & Asia Pacific, Africa & Middle East, and North America – each of which is managed by a different regional Chief Operating Officer who reports to the Company’s President and Chief Executive Officer.

The Company has extensive operating experience in each emerging market in which a material property is located – the Dominican Republic, the DRC and Mali. Operating in emerging markets exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada. The Company manages and mitigates these risks through a variety of corporate governance mechanisms. For additional information, see “Risk Factors – Foreign investments and operations”.

Board and Management Experience and Oversight

The Company’s Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates. In particular, Barrick’s Board includes directors with experience working or running businesses in emerging markets. Mark Bristow, a director of Barrick and Barrick’s President and Chief Executive Officer, has extensive experience in discovering, developing and operating mines in Africa, including the DRC, Mali and Côte d’Ivoire. Mr. Bristow served as the Chief Executive Officer of Randgold since its incorporation in 1995, which was founded on his pioneering exploration work in West Africa, and played a pivotal role in promoting the emergence of a sustainable mining industry in Africa. Mr. Bristow has held board positions at a number of global gold mining companies, and holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa. Andrew Quinn, an independent director and member of the Audit & Risk

Committee, was the head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. Mr. Quinn was previously a non-executive director of Randgold since 2011, and has considerable knowledge of the resource sector and a strong track record of understanding the needs of businesses operating in Africa and globally. Similarly, Christopher L. Coleman, an independent director, Chair of the Compensation Committee and member of the Corporate Governance & Nominating Committee, previously served as a non-executive director of Randgold since 2008, including as non-executive Chairman of the board of directors, and as a non-executive director of the Merchant Bank of Central Africa. Through these and other professional experiences, Mr. Coleman has had long-standing involvement in the mining sector in Africa and globally, and has a deep understanding of the risks and opportunities associated with the operation and financing of African and global mining assets. Gustavo A. Cisneros, an independent director, Chair of the Corporate Governance & Nominating Committee and member of the Compensation Committee and Barrick’s International Advisory Board, is an established businessman with significant experience running businesses in the Dominican Republic and Latin America. During his career, Mr. Cisneros has held board positions and other leadership roles at a number of organizations, including the Panama Canal Authority, the United Nations Information and Communication Technologies Task Force, the Ibero-American Council for Productivity and Competitiveness, the Council for the Atlantic Institute of Government, Americas Society, and the Council on Foreign Relations. Mr. Cisneros is a fluent Spanish speaker who is well-versed in many of the cultural, legal and regulatory considerations that are relevant to operating in Latin America and the Dominican Republic, in particular. On August 9, 2019, Loreto Silva, a legal professional and fluent Spanish speaker with a deep understanding of Latin American political, regulatory and legal systems, was appointed an independent director of the Company. Ms. Silva is also a member of the Corporate Governance & Nominating Committee, which is responsible for, among other things, overseeing Barrick’s sustainability performance. Ms. Silva has over two decades of experience in both the private and public sectors. Previously, Ms. Silva was Chile’s Minister of Public Works and she also serves on the board of Aguas Andinas, the largest water utility company in Chile. Ms. Silva holds a law degree from the University of Chile, and is currently the director of the Arbitration and Mediation Center of the Santiago Chamber of Commerce. In November 2020, Anne N. Kabagambe was appointed an independent director of the Company. Ms. Kabagambe is a member of the Audit & Risk Committee. Ms. Kabagambe has a deep understanding of international business, informed by her extensive experience doing business in Africa and engaging with governments and the private sector, as well as her knowledge of the global resource, banking, and education sectors, and her previous role as an Executive Director of the World Bank, representing the interests of 22 Sub-Saharan African countries. In addition to English, Ms. Kabagambe also speaks French and Swahili.

Members of Barrick’s Board of Directors and senior officers regularly visit the Company’s operations in both developed and emerging markets. These visits provide Barrick’s directors and officers with the opportunity to familiarize themselves first-hand with Barrick’s global operations, the management teams responsible for overseeing Barrick’s projects, and the specific risks and challenges associated with administering these projects in emerging markets. In particular, Mark Bristow and Graham Shuttleworth, the Senior Executive Vice President, Chief Financial Officer, as well as other members of Barrick’s senior management team, frequently visit Barrick’s operations in developed and emerging markets and, accordingly, have extensive knowledge of the operations at each of Barrick’s project sites. In addition, Mr. Bristow visits Barrick’s sites before each meeting of the Board of Directors, and each regional Chief Operating Officer visits operations within their regional responsibility at least once a quarter. In light of global travel restrictions associated with the Covid-19 pandemic, in 2020, Barrick’s senior management team utilized a mix of both physical site visits and virtual alternatives to engage with local site teams and conduct team effectiveness and strategy sessions. In recent years, the Company’s independent directors have travelled to at least one minesite to monitor operational progress and risks. While this has not been feasible as a result of current global travel restrictions, Barrick hopes to return to this practice once it is safe to do so. The Board of Directors’ oversight of the Company’s response to the Covid-19 pandemic and related risks was greatly aided by Mr. Bristow’s first-hand knowledge of the Company’s operations during 2020. He visited each of Barrick’s mines three times in 2020, observing all Covid-19 safety protocols, and his early, decisive action was instrumental in the Company’s effective management of the pandemic.

The Board of Directors, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in emerging markets, and in so doing, maintains effective oversight of its business and operations. Through these updates, assessments and reports, together with focused director education sessions, the Board of Directors gains familiarity with the operations, laws and risks associated with operations in those jurisdictions. Further, the Board of Directors has access to senior management who work directly with local management and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Local Presence

It is a cardinal principle of Barrick that the countries and communities in which it operates should share equitably in the benefits created by its operations. Barrick contributes to the social and economic development of the emerging markets in which it operates by, among other things, hiring local employees and investing in community health, education and economic development programs. Working with local employees helps to build trust and develop relationships with local leaders and governments. Barrick is committed to developing the skills required to integrate its business activities into the communities in which it operates, and draws on the experience and expertise of its local employees and professional advisors (including local legal counsel) to help navigate the regulatory, cultural and legal landscape. In addition, management at each of the minesites and projects is fluent in the primary language of the jurisdictions in which they operate, and are also proficient in English, enabling them to communicate with local employees, regulators and governments in the local language, and to report to senior management in English.

Barrick strives to deliver long-term benefits to its host countries and communities through open and ongoing stakeholder engagement and a commitment to genuine partnership.

Following the Merger, Grant Beringer was appointed Group Sustainability Executive. In this position, Mr. Beringer manages Barrick’s license to operate and local relationships in the Company’s host countries and communities. For additional details, see “Narrative Description of the Business – Sustainability”.

Barrick’s preference for employing nationals in the countries where it operates, rather than expatriates, means that Barrick is not dependent upon a workforce traveling to a site on a regular basis from other parts of the globe. The Company has adopted certain operating procedures to respond to Covid-19, and to date, its operations have not been significantly impacted by the pandemic with the exception of Veladero, where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. While quarantine restrictions were lifted in April 2020, movement and social distancing restrictions impacted the remobilization of employees and contractors back to Veladero.

Internal Controls and Cash Management Practices

The Company maintains internal controls over financial reporting with respect to its operations in emerging markets by taking various measures and consistently applying them across its operations. Pursuant to the requirements of National Instrument 52-109 and the U.S. Sarbanes-Oxley Act of 2002, the Company assesses the design and operation of key internal controls over financial reporting on an annual basis at a minimum, following a risk-based approach. The working papers of the tests performed at all of the Company’s locations are reviewed at the corporate office. The control standards utilized in emerging markets do not materially differ from those employed at the Company’s other operations.

Differences in banking systems and controls between Canada and each emerging market in which Barrick operates are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties.

The Company also has established (or, where the Company is not the operator, has required its partner to establish) practices, protocols and routines for the management and eventual distribution of its excess cash to its foreign owners.

For additional details, including regarding Board oversight, see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Cortez, Carlin, Pueblo Viejo, Turquoise Ridge, Kibali, and Loulo-Gounkoto mines and complexes as material properties. The following is a description of Barrick’s material properties.

On March 10, 2019, Barrick entered into an implementation agreement with Newmont to create a joint venture combining the companies’ respective mining operations, assets, reserves and talent in the State of Nevada. On July 1, 2019, the transaction closed, establishing Nevada Gold Mines. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture. Accordingly, from July 1, 2019 onwards, the Cortez property, the Carlin Complex (including the Goldstrike mine), the Turquoise Ridge Complex (including the Twin Creeks mine), the Phoenix mine and the Long Canyon mine were contributed to the Nevada Gold Mines joint venture with Newmont. See “General Information – General Development of the Business – Significant Transactions”.

Cortez Property

General Information

Project Description

The Cortez property is located 100 kilometers southwest of the town of Elko, Nevada in the Lander and Eureka counties at elevations ranging from 1,370 meters to 1,675 meters. Cortez employs approximately 1,400 employees and averages approximately 1,150 contractors.

As of December 31, 2020, the boundaries of the Cortez operational areas, which include the Cortez Hills, Pipeline, Cortez and Gold Acres complexes, encompassed approximately 22,591 hectares. The Cortez operations are comprised of the Cortez Hills, Pipeline, Cortez and Gold Acres complexes. Current mining activity is primarily focused on the Cortez Hills and Pipeline complexes, located approximately 26 kilometers south and 18 kilometers southwest of the town of Crescent Valley, Nevada, respectively. The property rights controlled by Cortez, either from outright ownership or by lease, consist of 36,173 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 2,213 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. These property rights encompass the entire Cortez boundary, not just the operational areas. All unpatented mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The property is accessible year-round by paved road from Elko, Nevada.

Sufficient surface rights have been obtained for current operations at the property.

History

In 1964, a joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment deposit was discovered, with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott, then joint venturers, in September 2005 and confirmed by Barrick in 2006. Barrick obtained an interest in the Cortez property through its acquisition of Placer Dome in 2006. Barrick consolidated its 100% interest in the property following its purchase of the Kennecott interest in 2008. On July 1, 2019, Barrick’s interest in Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont in which Barrick has a 61.5% interest and is the operator. See “General Information – General Development of the Business – Significant Transactions”.

Geology

Geological Setting

The Cortez property is situated along the Cortez/Battle Mountain trend. The principal gold deposits and mining operations are located in the southern portion of Crescent Valley, which was formed by basin and range extensional tectonism.

Mineralization

Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized gold particles and gold in solid solution in pyrite. Mineralization is disseminated throughout the host rock matrix in zones of silicified, decarbonatized, and/or argillized, silty calcareous rocks.

The Cortez Hills deposit consists of the Breccia Zone, Middle Zone, Lower Zone, Renegade Zone and the Pediment deposit. The maximum strike length of mineralization in the Cortez Hills deposit is approximately 1,300 meters, and the maximum width is approximately 420 meters. The mineralized zone starts at approximately 120 meters below surface and continues to more than 600 meters below surface. Select areas of the underground resource have expansion potential. Exploration to fully delineate the extent of the Cortez Hills deposit is ongoing.

Ore at the Pipeline complex deposit is hosted within silty carbonates associated with the Roberts Mountain and Wenban formations. The maximum strike length of mineralization in the Pipeline deposit is approximately 2,400 meters and the maximum width is approximately 1,500 meters. The mineralized zone starts approximately 60 meters below surface and continues to 600 meters below surface.

Mining Operations

Production and Mine Life

Deposits within the Pipeline complex are being mined by conventional open pit methods. At the underground operations, two different underground mining methods are used: long-hole open stoping and drift-and-fill.

Mining production rates (open pit and underground, combined) for all mining activity at Cortez are expected to average about 117 million tonnes per year for the next five years. Conventional open pit mining at Cortez Hills was completed in the second quarter of 2019; underground mining is currently scheduled through 2031. Open pit mining at the Pipeline complex is scheduled to continue through 2033. Based on existing reserves and production capacity, including the Cortez underground expansion project discussed in further detail below, the expected remaining mine life at Cortez is 13 years for open pit mining, 11 years for underground mining, 12 years for oxide mill and 15 years for leach processing operations, and 25 years for roaster processing at Carlin.

Cortez Underground Expansion Project

In 2015, Barrick completed a prefeasibility study for expanded underground mining in the Deep South Zone, below currently permitted areas of the Lower Zone at the Cortez Hills underground mine and completed a feasibility study in 2017. Permitting was initiated in 2016 with the submission to the Bureau of Land Management (“BLM”) of an amendment to the current mine Plan of Operations. The draft Environmental Impact Statement for the Deep South project was published on October 22, 2018 and the public comment period closed on December 5, 2018. A record of decision was received in September 2019 and dewatering work commenced on this basis.

The Deep South project is currently in ramp and footwall development. It will contribute to Cortez production during 2021 and continue to ramp up to between approximately 120,000 to 250,000 ounces (100% basis) from 2022 to 2031. Deep South will utilize infrastructure which has been approved under current plans to expand mining in the Lower Zone of the Cortez underground mine, including the new Rangefront twin declines, and other underground infrastructure already in use and under construction. For an explanation of all-in sustaining costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 175 to 201 of this Annual Information Form.

Processing

The gold-recovery process used at Cortez is determined by considering the grade and metallurgical character of the particular ore: lower grade run-of-mine oxide ore is heap leached at existing facilities; higher-grade non-refractory ore is treated in a conventional mill using cyanidation and the CIL process; and refractory ore is stockpiled on site in designated areas and trucked to the nearby Carlin Complex for processing (see “Carlin Complex”). Gold recovered from the ore is processed into doré on site and shipped to outside refineries for processing into gold bullion.

The active heap leach facilities are located at the Pipeline and Cortez Hills complexes. Milling activities at Cortez are conducted at the Pipeline complex, which includes crushing and grinding facilities, CIL circuits, reagent storage areas and a recovery/refining circuit. Mill throughput varies from 9,500 to 13,500 tonnes per day (10,430 to 15,000 tons per day), depending on the competency of the ore being processed.

Water for process use at the Pipeline complex is supplied from open pit dewatering systems, which include wells, pipelines and infiltration basins.

Infrastructure, Permitting and Compliance

Electric power for the Pipeline and Cortez Hills complexes is purchased in the open market and supplied through an 80-kilometer distribution line.

All material permits and rights to conduct existing operations at the Cortez property have been obtained and are in good standing.

Environment

Vegetation is dominated by grass and shrubs. The climate is relatively arid and has little impact on mine operations. Operations are conducted throughout the year.

Current dewatering operations focus on bedrock water management within the Cortez Hills underground and bedrock and alluvial water management within the Pipeline/Crossroads Pit area. A portion of the dewatering water is utilized for mining and milling, and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes. The balance is returned to the basin through the rapid infiltration basins (“RIBs”) located within Crescent Valley, Pine Valley, and Grass Valley. The Pine Valley and Grass Valley RIBs were approved for use in the fourth quarter of 2020 and are currently authorized to accept a total of 25,800 acre-feet and 40,800 acre-feet of dewatering water respectively from Crescent Valley.

In 2020, all activities at the Cortez property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2020, the recorded amount of estimated future reclamation and closure costs for Cortez that was recorded under IFRS as defined by IAS 37, and that have been updated each reporting period, was $202 million (as described in Note 2u to the Consolidated Financial Statements). Nevada Gold Mines has provided the financial security as required by governmental authorities in connection with the reclamation of the mine area.

Exploration and Drilling

The Cortez Complex has opportunities for both expansion and growth. For example, Barrick believes Pipeline-Crossroads is a high-quality deposit and resources continue to grow at the Robertson deposit. As the feasibility work at Robertson advances, the exploration team is reviewing the potential for resource expansion between Pipeline-Crossroads and Robertson.

In 2020, drilling activities across the Cortez District totaled more than 68,344 meters, excluding the Fourmile project. Drilling focused on in-fill and grade control drilling at Cortez Hills underground, Cortez Pits, Goldrush, Crossroads, and Robertson. Three surface exploration drilling programs were completed, including initial drill tests and framework holes totaling 6,123 meters. Additional drilling was completed in support of growing resources and conversion to reserves.

Diamond drilling is the preferred drilling application used during the initial phases of exploration. Reverse circulation drilling is used in condemnation holes or as pre-collars for core tails in select areas. The Pipeline complex is drilled on 43-meter centers and the Cortez Hills complex on 30-meter centers for open pit ore definition. Cortez Hills underground ore is delineated by nominal 15-meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries.

At Cortez Hills, drilling from underground platforms continues to test extensions, with a focus on targeting feeder zones below the mine. Drilling targeting a down-dip of known mineralization along a feeder structure, named the Hanson fault, intersected significant intervals in multiple holes, supporting the feeder concept. Drill programs, further testing feeders and other ore controlling features are planned. Cortez Deep South will also continue to see drill testing in an effort to extend the orebody, especially at depth.

Royalties and Taxes

All production from Pipeline is subject to a gross smelter return royalty of approximately 1.3%. In addition, production from certain portions of the Pipeline complex is subject to a gross smelter return royalty (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5%. There is also a net value royalty of 3.75% on gold sales from the South Pipeline deposit.

All other production by Cortez, including Cortez Hills, is subject to a gross smelter return royalty of approximately 1.3%.

In addition, once the total amount of gold produced by Cortez after January 1, 2008 exceeds 15 million ounces, which has not yet occurred, 40% of production at Cortez will be subject to a royalty graduating from 0% to 3%, depending on the gold price, on the gross value of gold delivered, minus certain deductions for pre-existing royalties.

The State of Nevada imposes a 5% Net Proceeds of Minerals tax (“NPT”) on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income. For discussion on recent proposed changes to the NPT, see “Legal Matters - Government Controls and Regulations”.

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including the Cortez property). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported reserves and resources as of December 31, 2018.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Cortez property for the periods indicated:

	Year ended December 31, 2020[1]	Year ended December 31, 2019[1]

Tonnes mined (000s)	85,740	105,949

Tonnes of ore processed (000s)	13,019	17,583

Average grade processed (grams per tonne)	1.41	1.60

Ounces of gold produced (000s)	491	801

1

Amounts are included on a 100% basis from January 1, 2019 to June 30, 2019, and on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont on July 1, 2019.

For certain additional financial information, see “Narrative Description of the Business – Reportable Operating Segments – Nevada Gold Mines (61.5% basis)”.

The most recent technical report on the Cortez property is the technical report entitled “Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, U.S.A.” dated March 22, 2019 and authored by Roscoe Postle Associates Inc. (“RPA”). This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The diagram on the following page shows the design and layout of the Cortez property.

Legend
Plan of Operations (PoO)
Type
Tailings
Open_Pits
Rock Disposal Area (RDA)
Heap_Leach_Facilities
Ponds
Ancillary
GOLD ACRES RD
SR306
Area 28 Tailings Impoundment/Heap Leach
Pipeline Mill
RDA
Gold Acres
Heap Leach
Pipeline Mill
Pipeline
Squaw Butte
Area 30 Heap Leach
CORTEZ CANYON RD
Cortez
Gravel Pits
TSF
Heap Leach
Mill 1
Cortez Pit
CRESCENT VALLEY
Mill Canyon
EUREKA
LANDER
Cortez Hills Pit
Mount Tenabo
Lander
Eureka
Fourmile Canyon
Area 34 Heap Leach
Borrow Pit
DRY HILLS
GRASS VALLEY ROAD
OREGON
IDAHO
UTAH
CALIFORNIA
ARIZONA
NEVADA
Winnemucca
Battle Mountain
Carlin
Elko
Wells
West Wendover
Lovelock
Area of Detail
Reno
Austin
Eureka
Fallon
Ely
Carson City
Hawthorne
Tonopah
Las Vegas
0 30 60 120 180 240 Miles

N

0 5,000 10,000 15,000 20,000 25,000 Feet

1:124,000

0 2,000 4,000 6,000 8,000 Meters

Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.

Cortez Facilities

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLDMINES

By J.Renas - Plot Date: 1/30/2020 - Last Revision 01/29/2020

Carlin Complex

General Information

Project Description

The Carlin Complex consists of both open pit and underground operations. The major operations and advanced projects include Goldstrike (both open pit and underground mines, which were contributed to Nevada Gold Mines by Barrick) (“Goldstrike”) and Carlin North Area (consisting of multiple open pit mines known as Genesis/Tri-Star), Leeville underground, Carlin underground portal mines, Gold Quarry (open pit mine), Rain/Emigrant (open pit mine) and satellite open pit deposits (Perry and Green Lantern) (collectively, the “Newmont-Contributed Mines”). The Carlin Complex also consists of various processing facilities, which process the ore from across the Carlin Complex, as well as from Nevada Gold Mine’s other sites and toll ore.

Certain of the disclosure in this section references Barrick’s operation of Goldstrike and Newmont’s operation of the Newmont-Contributed Mines (rather than the Carlin Complex in its entirety), either for historical purposes or because the mines are operated differently following the formation of the Nevada Gold Mines joint venture.

The Carlin Complex is in Eureka and Elko Counties, near the towns of Carlin and Elko, Nevada within the high desert of the Basin and Range physiographic providence. The Carlin Complex is located within the Carlin Trend, a 61-kilometer concentration of multiple gold deposits. The mines are spread over the entirety of this 61-kilometer trend, at an elevation range of 1,585 to 2,072 meters (5,200 to 6,800 feet) above sea level.

The Carlin Complex employs approximately 3,650 employees and averages approximately 400 contractors.

As of December 31, 2020, the plan boundaries of the Carlin Complex encompass more than 24,413 hectares, which include about 14,111 hectares of private land (surface and minerals) owned or controlled by Nevada Gold Mines, and approximately 10,301 hectares owned by the United States government that are administered by the United States BLM. These rights are owned or controlled through ownership of various forms of patents issued by the United States federal government and by ownership of unpatented mining and mill-site claims held subject to the paramount title of the United States federal government.

The Carlin Complex includes a total of 1,631 unpatented mining and mill-site claims to control the public acreage. Unpatented mining claims are maintained on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements.

The open pits, the underground mines and the beneficiation and processing facilities at the Carlin Complex property are predominantly situated on land owned by Nevada Gold Mines. Primary access to the Carlin Complex is from Elko, Nevada, 26 miles west on Interstate I-80 to Carlin, Nevada, which is the closest town to the minesites and is located just off the Interstate. In addition, various alternate access routes use Nevada State Route 766 and Elko and Eureka County roads.

Sufficient surface rights have been obtained for current operations at the property.

History

Initial prospecting for the Carlin Complex began in the South Area around Gold Quarry in 1870. By 1935, several small underground and surface mines had produced a few hundred tons of copper, lead, and barite. In 1925, a gold deposit was developed about 19 kilometers southeast of the Carlin deposit and is known as the Maggie Creek claims. The earliest gold mining activity in the northern part of the Carlin Trend occurred at the Bootstrap and Blue Star mines, prior to the discovery of gold at Goldstrike. At Bootstrap, just northwest of Goldstrike, antimony was discovered in 1918, followed by gold in 1946. Gold was produced at Bootstrap from 1957 to 1960. At Blue Star, immediately south of Goldstrike, gold was identified in 1957 in areas that had been mined for turquoise.

The first discovery of gold at Goldstrike was in 1962 by Atlas Minerals. PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. Barrick completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987.

Continued exploration by soil samples and drilling discovered low-grade gold mineralization at shallow depth until the first deep hole was drilled in 1986 at Post, discovering the Deep Post deposit. Exploration drilling from 1987 to 1988 led to the discovery of a number of other deposits similar to Deep Post. These included Betze and Screamer which, together with Deep Post, comprise the Betze-Post deposit. Other discoveries in 1987 and 1988 included Deep Star, Rodeo, Meikle (previously named Purple Vein), South Meikle and Griffin.

Newmont commenced exploration on the Carlin Trend in 1961, investigating the Bluestar mine and Maggie Creek claims. However, as negotiations to acquire the deposits were not successful, Newmont focused on exploring jasperoid outcrops located 4.5 kilometers southeast of Bluestar, subsequently delineating the North Carlin deposit. Mining commenced with an open pit at Carlin in 1965. During the late 1980s, higher grade refractory mineralization was discovered in the north Carlin area. The south area mines, the Gold Quarry and Rain deposits, were discovered in 1980, and an additional 10 deposits were identified by 1988.

Geology

Geological Setting

Gold deposits at the Carlin Complex are hosted by lower Paleozoic sedimentary rocks that are subdivided into three major packages: an autochthonous shelf to outer shelf carbonate and clastic sequence (eastern assemblage rocks); an allochthonous, predominantly eugeoclinal sequence (western assemblage rocks); and a late Mississippian overlap assemblage.

Early phase contractional thrusts and anticlines form important structural traps across the Carlin Trend. The orientation of mineralized stratigraphy and structures across the entire Carlin Trend correlate with orientations generated by earlier deformational events. These orogenic and tectonic events formed broad amplitude, N25º-35ºW-trending, northerly-plunging anticlines within autochthonous carbonate assemblage rocks that are now preserved in uplifted tectonic windows. All Carlin Complex deposits discovered have been within or adjacent to these windows. Structures on the Carlin Complex record a complex history of contractional and extensional tectonics and later reactivation during successive periods of deformation.

Mineralization

Gold mineralization was emplaced approximately 39 million years ago along favorable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the intrusive rocks. Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that may have acted as a barrier to mineralizing fluids. Also, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them, particularly where feeder structures intersect these contacts.

Mineralization consists primarily of micrometer-sized gold and sulfides disseminated in zones of siliciclastic and decarbonated calcareous rocks and commonly associated with jasperoids. Mineralization is predominantly oxides, sulfides, or sulfide minerals in carbonaceous rocks, and the ore type determines how it is processed.

Mining Operations

Production and Mine Life

The Carlin Complex facilities are a major process plant for the entire Nevada Gold Mines operations and therefore are expected to operate past the current Carlin Complex life-of-mine plan (until 2045).

Open Pit

The Carlin Complex has three major open pit operations including Goldstrike, Gold Quarry and Goldstar (part of the Genesis/Tri-Star pits). All three are truck and shovel operations. Blasting is required and blast patterns are laid out according to material type, using rock type designations of hard, average, soft or a combination of the three. The pit design varies between 6.1-meter to 12.2-meter (20 to 40 foot) benches and, where possible, up to 18.3-meter (60 foot) benches in the ore, though mined in 6.1-meter (20 foot) cuts. Slopes vary based on location.

The current mine equipment fleet will be used throughout the mine life and is shared with the other mines at the Carlin Complex. The number of loading and hauling units allocated to each deposit varies depending on the operational needs from the mine plans. The equipment list also includes the auxiliary equipment needed to support mining and the re-handling of the ore from the stockpile pad into the mill feeders.

Underground

The Carlin Complex has three major operating underground mines including Goldstrike underground, Leeville and the Portal Mines (including Pete Bajo and Exodus). All mines utilize drift-and-fill and/or long-hole stoping and are accessed by shaft or portals. Ground conditions vary greatly in the different mining areas. Poor conditions in some areas are due to increased brecciation and/or alteration of original structures. Oxidation affects rock strengths in some areas and requires corrosion-resistant ground support. Generally low-strength rock conditions are the key factor in the mine design and mining method selection.

The underground mines utilize three forms of backfill including cemented rock fill, uncemented run of mine waste, and paste fill. All underground mines adhere to required ventilation requirements.

Secondary egress is provided through a series of escape raises and declines. In addition, there are refuge chambers strategically located throughout the mine in accordance with Nevada Gold Mine’s refuge policies. The current underground production mobile equipment fleet across the Carlin Complex consists of load-haul-dump units, haul trucks, jumbos, longhole drills, bolters and roadheaders. In addition, there are many function-specific utility vehicles and personnel carriers. The underground mining fleet can be shared across the different Nevada Gold Mine operations as needed, per the integrated mine plan.

Processing

The Carlin Complex includes a series of integrated facilities to process ores from multiple open pit and underground sources within the Carlin Complex, as well as ore from other Nevada Gold Mines operations. Plant facilities have the flexibility to treat the mineralization that is typical of the various Carlin-style deposits. Ores are classified based on gold grade, level of oxidation, refractory characteristics (e.g., presence of preg-robbing components in ore) and proximity to processing facilities. An integrated process production plan is used.

The processing operations contained in the Carlin Complex include roasters, autoclaves, and heap leach pads and include: Mill 5, Mill 6 (Roaster), South Area Leach, North Area Leach, Emigrant Area Leach, Goldstrike Roaster and Goldstrike Autoclave.

Infrastructure, Permitting and Compliance

Infrastructure at the Carlin Complex has been constructed on an as-needed basis since the 1960s. A considerable amount of infrastructure has been built, including process plants, workshops, tailings, leach and waste facilities; offices, roads and rail connections; power, process and potable water facilities; and communication facilities.

Electrical power is transmitted to the Carlin North Area, Leeville underground, Carlin underground portal mines and Goldstrike by NV Energy. Electrical facilities include multiple main substations (Mill, South Block, and Bazza), several smaller substations throughout the property, and transmission lines. Power to the Gold Quarry and Emigrant mines is provided by transmission line on the Wells Rural Electric Power Company Grid. In October 2005, Barrick commissioned the Western 102 power plant that is located approximately 15 miles east of Reno, Nevada. It has the capacity to supply 115 megawatts of electricity to Goldstrike using 14 reciprocating gas-fired engines, and also has a one-megawatt solar plant. The power plant provides Goldstrike with the flexibility to generate its own power or buy cheaper power from other producers, with the goals of minimizing the cost of power consumed and enhancing the reliability of electricity availability at its mine. In mid-2008, the TS power plant was constructed, which now provides power for the Carlin North Area and other Carlin Complex sites, via NV Energy transmission lines. In February 2020, Barrick announced the planned conversion of the TS power plant to a dual fuel process, allowing the facility to generate power from natural gas. Nevada Gold Mines is currently working with the State of Nevada on final permitting to allow construction to begin in the first half of 2021, with the goal of final commissioning in the second quarter of 2022. See “Sustainability - Climate” for information on the GHG emissions reduction associated with the TS power plant.

Diesel fuel is used to operate all mobile mining equipment. Underground equipment uses bio-diesel to reduce diesel particulate emissions into the air flow of the underground mines.

Process water at the Carlin Complex is provided through existing well fields. In the Carlin North Area, Leeville underground and Carlin underground portal mines, these well fields have been used historically to provide all of the process water for the mills and heap leach facilities. At Gold Quarry, process water is supplied from the pit dewatering system. At the current dewatering pumping rates, water is diverted to the various processes when needed and any excess dewatering water is discharged to Maggie Creek via a permitted water discharge facility. During irrigation season, some of the discharge water is utilized by the Nevada Gold Mines-owned Hadley Ranch. At the Carlin North Area, Leeville underground, Carlin underground portal mines and Goldstrike, potable water is provided by permitted water wells and supporting treatment and infrastructure facilities. Potable water at Gold Quarry is provided by three permitted water wells and the related infrastructure. Emigrant has no potable water sources or water treatment facilities.

Water management operations at Goldstrike include a system of dewatering wells, water gathering and conveyance facilities, water storage, water use, and various management options for discharge of excess water. Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwater via percolation, infiltration and irrigation.

Water management operations at the legacy Carlin property include dewatering wells, piezometer wells, and various management options for discharge of excess water.

All material permits and rights to conduct existing operations at the Carlin Complex have been obtained and are in good standing.

Environment

The Carlin Complex is situated in the high desert region of the Basin and Range physiographic province. Precipitation averages 23 to 33 centimeters (9 to 13 inches) per year across the Carlin Complex, primarily derived from snow and summer thunderstorms. There are warm summers and generally mild winters; however, overnight freezing conditions are common during winter. The effect of climate on the operations is minimal and operations are possible at the property year-round.

Estimated future reclamation and closure costs at Carlin are reported in Barrick’s financial statements as part of the amounts that were recorded under IFRS, as defined by IAS 37. As at December 31, 2020, the recorded amount of estimated future reclamation and closure costs for Carlin that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period was $290 million (as described in Note 2u to the Consolidated Financial Statements). Nevada Gold Mines has provided the financial security as required by governmental authorities in connection with the reclamation of the mine area.

In 2020, all activities at the Carlin Complex were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental permits and regulations.

Exploration and Drilling

The Carlin Complex is endowed with several gold deposits and presents opportunities for both resource expansion and new discoveries. Barrick continues to expand its land position where opportunities are identified, including by staking claims on the trend during 2020. Detailed re-logging, modelling and additional framework drilling in the North Leeville area has identified several new controls on mineralization. Subsequent drilling has validated and refined the geology model, and results to date have confirmed at least two emerging high-grade areas that are above the average reserve grade at Leeville. Drilling closer to existing mine infrastructure has also identified controls to high grade mineralization and continues to extend the Turf orebody to the north and west.

Across Little Boulder Basin to the west, drilling along the Post-Gen fault, an important district-scale ore controlling structure transecting the north Carlin Trend, successfully intersected the down-plunge extension of the Deep Post orebody. Three kilometers along strike to the south, drilling following up on the interpreted feeder of the Tri-Star deposits, an active open pit operation, intersected multiple significant intercepts. These intercepts are higher grade than adjacent results and additional follow-up is planned.

A total of 90,800 meters were drilled across the Carlin Trend for 2020. To date, surface geological mapping and prospecting has been completed on the Carlin Complex, with pit mapping ongoing. Over 77,500 core and reverse circulation holes have been drilled on the Carlin Complex to the end of 2020.

In 2021, the Carlin Trend will remain the most active exploration area in Barrick’s portfolio. Leveraging skills and knowledge from the recent success at Fourmile to make high-impact discoveries is the priority. To ensure effective target selection and testing, the program will continue to focus on building robust geologic understanding by relogging, mapping, sampling and drilling, with data integrated into scale appropriate models.

Royalties and Taxes

There are numerous royalties that pertain to the active mines within the Carlin Complex. Royalty payments vary each year depending upon actual tonnages mined, and the amount of gold recovered from that mined material. The Goldstrike area has various royalty holders with a maximum overriding net smelter royalty of 4% and net profit interest royalties of between 2.4% and 6% over various parts of the property. With respect to various other Carlin deposits, Nevada Gold Mines pays third-party royalties that vary from 1% to 9% of production.

Bullion Monarch Mining Inc. (“Bullion Monarch”) has alleged the existence of a 1% net smelter royalty on production over an area of interest encompassing the Northern Carlin Trend and covering much of the Carlin Complex. Bullion Monarch alleges that the royalty arises from a purported agreement entered into in 1979 between Universal Gas (Montana) Inc. and Universal Explorations Ltd. (collectively, “Universal”) and an alleged corporate predecessor of Bullion Monarch. Bullion Monarch has filed suits against various subsidiaries of the Company in U.S. federal and state courts alleging that those entities are successors in interest to Universal and seeking to enforce the alleged royalty with respect to historical and future production from the Carlin Complex. The Company disputes the existence of the alleged royalty and is vigorously defending these claims.

The State of Nevada imposes a 5% NPT on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income. For discussion on recent proposed changes to the NPT, see “Legal Matters - Government Controls and Regulations”.

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including the Goldstrike and Newmont-Contributed Mines). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported reserves and resources as of December 31, 2018.

Mining and Processing Information

The below table summarizes certain mining and processing information for the Carlin Complex for the periods indicated:

	Year ended December 31, 2020[1]	Year ended December 31, 2019[1]

Tonnes mined (000s)	72,820	49,343

Tonnes of ore processed (000s)	12,195	10,467

Average grade processed (grams per tonne)	3.69	3.80

Ounces of gold produced (000s)	1,024	968

1

Amounts include Goldstrike on a 100% basis from January 1, 2019 to June 30, 2019, and the Carlin Complex on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont on July 1, 2019.

The most recent technical report on the Carlin Complex is the technical report entitled “Technical Report on the Carlin Complex Mines, Eureka and Elko Counties, Nevada, USA” dated March 25, 2020 and authored by Nevada Gold Mines. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The following diagrams show the design and layout of the Carlin Complex.

RDA
Open Pit
Open Pit
Arturo
RDA
RDA
RDA
Bootstrap
RDA
RDA
RDA
Clydesdale RDA
Goldstrike
Betze/Post
Tailings
Tailings
Tailings
RDA
Bazza RDA
Bazza RDA
Open Pit
Open Pit
North Area Leach
Tailings
Genesis-Bluestar
Leeville
Open Pit
Open Pit
Carlin East Waste Dump
Carlin South Waste Dump
Open Pit
Carlin
Pete Waste Dump
To South Area Operations
OREGON
IDAHO
Area of Detail
Winnemucca
Wells
Elko
Battle Mountain
Carlin
West Wendover
Lovelock
NEVADA
Reno
Fallon
Austin
Eureka
Ely
Carson City
Hawthorne
Tonopah
UTAH
CALIFORNIA
Las Vegas
ARIZONA
0 30 60 120 180 240 Miles
Legend
Plan of Operations (PoO)
Type
Tailings
Open_Pits
Rock Disposal Area

0 5,000 10,000 15,000 20,000 Feet

1:84,000

0 1,000 2,000 3,000 4,000 5,000 6,000 Meters

Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.

North Area Facilities

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLDMINES

By J.Renas - Plot Date: 1/30/2020 - Last Revision 01/30/2020

Pete Waste Dump
Carlin
To North Area Operations
OREGON
IDAHO
Area of Detail
Winnemucca
Elko
Wells
Battle Mountain
Carlin
West Wendover
Lovelock
NEVADA
Reno
Fallon
Austin
Eureka
Ely
Carson City
Hawthorne
Tonopah
UTAH
CALIFORNIA
Las Vegas
ARIZONA
0 30 60 120 180 240
Miles
INDEPENDENCE
Schroeder Mountain
Eureka
Elko
RDA
Leach Pad
Gold Quarry
Tailings
Legend
Plan of Operations (PoO)
Type
Tailings
Open_Pits
Rock Disposal Area
Heap_Leach_Facilities
N
0 5,000 10,000 15,000
Feet
1:75,000
Meters
0 1,000 2,000 3,000 4,000
Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.
South Area Facilities
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
NEVADA GOLDMINES
Plot Date: 3/11/2021

Turquoise Ridge Complex

General Information

Project Description

Nevada Gold Mines operates the Turquoise Ridge Complex, located in Humboldt County, Nevada. In connection with the formation of Nevada Gold Mines, Barrick’s 75%-owned Turquoise Ridge Mine (25% Newmont) and Newmont’s Twin Creeks Complex were combined as a single operation, now known as the Turquoise Ridge Complex. The combined mining operation is comprised of the Turquoise Ridge Underground, Vista Underground, and Turquoise Ridge Surface (comprised of the Mega and Vista open pits).

The Turquoise Ridge Complex is located in the Potosi Mining District, approximately 40 kilometers northeast of the village of Golconda, Nevada and approximately 64 kilometers northeast of Winnemucca, Nevada. The property is accessible from Golconda by a paved road, followed by an improved gravel road to the mine gates. Turquoise Ridge Underground covers an aggregate area of 2,402 hectares, which consists of 1,145 hectares of unpatented mining and mill-site claims and 1,257 hectares of patented/fee land. Turquoise Ridge Surface covers a total area of 12,092 hectares, of which 7,102 hectares are unpatented mining claims and 4,989 hectares are patented/fee lands. All Vista Underground mining activities are contained within the Turquoise Ridge Surface mining footprint and claim areas. The Fiberline Project area is excluded from the Nevada Gold Mines’ joint venture area and does not encroach on the mineral reserve or mineral resource pit designs.

Refractory ore is processed at the Sage autoclave, while non-refractory ore is processed at the Juniper oxide mill or stacked on heap leach pads. All processing facilities are located at Turquoise Ridge Surface on the legacy Twin Creeks property.

Turquoise Ridge Underground produces high-grade refractory (carbonaceous/sulphide) gold ore from a long-life (currently 24 years) underground operation, accessed via two shafts and a system of internal ramps, and utilizes underhand drift-and-fill mining methods with cemented rock fill. Turquoise Ridge Underground is currently hoisting 3,100 tonnes of ore per day, which is expected to increase following the completion of a Third Shaft that is under construction. Vista Underground is a portal and ramp accessed vein-style stoping mine which produces approximately 1,000 tonnes of ore per day, with approximately one year of mine life remaining. Turquoise Ridge Surface has been in operation for over 30 years, and the current reserve mine life is until 2027 at approximately 71,000 tonnes moved per day. Nevada Gold Mines has prepared a Life of Mine production schedule based on current mineral reserves for the three operations (Turquoise Ridge Underground, Turquoise Ridge Surface, and Vista Underground) and the processing facility with production planned into 2044.

Vista Underground produces sulphide ore, while Turquoise Ridge Surface produces oxide heap leach, oxide mill and sulphide ore. Processing operations at the Turquoise Ridge Complex consist of the Sage Autoclave, Juniper Oxide CIL and Heap Leach Pads.

Sufficient surface rights have been obtained for current operations at the Turquoise Ridge property.

As of December 31, 2020, the Turquoise Ridge Complex had approximately 950 employees and 300 contractors.

History

Mining for copper, lead, and silver first began on the Turquoise Ridge Underground property in 1883. Tungsten was discovered in 1916 and mined sporadically until 1957. Gold was discovered at the present day Getchell minesite in 1933, with Getchell Mine Inc. operating the property from 1934 to 1945. From

1960 to 2009, there was sporadic production at the Getchell mine including underground mining, open pit mining, and heap leaching of the dumps.

A deep drilling program began in 1993 in the Turquoise Ridge area. Planning and engineering for a new underground mine was completed in 1995. By mid-1998, a production shaft was completed at a depth of 555 meters below the surface. In February 2000, mining was suspended at the Getchell Main underground mine. Drilling continued on the Turquoise Ridge and North Zone deposits, but due to depressed gold prices, the entire property was shut down in February 2002. Production resumed in February 2003. As a result of operational and safety issues, Getchell Underground was placed on care and maintenance in April 2008. Full closure of the Getchell Underground mine occurred in the summer of 2009.

Turquoise Ridge Surface (the former Twin Creeks property) was formed in 1993 by the consolidation of the Rabbit Creek Mine and the Chimney Creek Mine. The Chimney Creek orebody was discovered in 1985 by Gold Fields Mining Corporation, while the Rabbit Creek property was discovered by Santa Fe Pacific Gold Corporation in 1987. In May 1997, a predecessor company of Newmont acquired Twin Creeks, which remained wholly-owned by Newmont until the formation of Nevada Gold Mines in 2019. The former Rabbit Creek is located in the south end of the property, including what is now known as Mega Pit.

On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge, together with Newmont’s 25% interest in Turquoise Ridge and its interest in Twin Creeks, were contributed to Nevada Gold Mines. Due to their proximity, as well as geological, operating and processing synergies, the Turquoise Ridge mine and the Twin Creeks mine and processing facilities have been combined for planning and management purposes into a single complex known as the Turquoise Ridge Complex. Barrick is the operator of Nevada Gold Mines. See “General Information – General Development of the Business”.

Geology

Geological Setting

The Turquoise Ridge Complex is situated within the Basin and Range province, near the northeast end of the Osgood Mountains. The Osgood Range is underlain by Cambrian Osgood Mountain Quartzite, Cambrian Preble Formation, Ordovician “Comus” Formation and the “upper plate” Valmy Formation. These units are unconformably overlain by the Permian Etchart Formation (Antler Peak Equivalent) of the Roberts Mountains overlap assemblage, and by the Triassic Golconda allochthon. These uppermost units form a belt of outcrops flanking the western and northern sides of the Osgood Range. All of these units are intruded upon by two generations of felsic intrusive rocks – a set of 114 Ma dacite dikes and sills at Turquoise Ridge Underground and Turquoise Ridge Surface and the 92 Ma Osgood Stock and temporally related dikes and sills. To date, no Eocene intrusive rocks have been identified at the Getchell, Turquoise Ridge Surface, or Pinson camps.

Mineralization

Mineralization of the Turquoise Ridge Underground deposit generally consists of disseminated, micron-sized gold occurring in arsenic-rich rims forming on pyrite, chiefly within decalcified, carbonaceous rocks. All gold bearing zones at Turquoise Ridge Underground are located in proximity to granodiorite dykes that splay from the Osgood stock. Mining and exploration activities at Turquoise Ridge Underground are centered on limestone and mudstone horizons adjacent to these dykes.

Mineralization at Turquoise Ridge Surface is localized in decalcified carbonates, but can occur less frequently in argillized and sulphidized basalt. Silicification is common in Comus sediments immediately adjacent to basaltic contacts with generally lower gold grades. At Vista Underground, mineralization is largely confined to the Trench Fault shear zone.

Mining Operations

Production and Mine Life

Turquoise Ridge Underground is accessed via two shafts and a system of internal ramps and utilizes underhand drift-and-fill mining methods with cemented rockfill. Construction of a Third Shaft is underway and is included in the current life of mine plan. The Third Shaft will provide additional ventilation and will allow Turquoise Ridge to increase mining rates. See “Third Shaft” below. Turquoise Ridge Underground also employs mechanical mining and sill benching as mining methods. Vista Underground consists of two portals and a system of underground ramps accessing a steeply dipping mineralized zone where narrow-vein longitudinal stoping takes place. Vista Underground has been developed to access the vein in multiple horizons with two main barrier pillars to be mined on retreat. Turquoise Ridge Surface operates the Vista and Mega open pits, as well as providing ore rehandle and surface project work at Turquoise Ridge Underground. Turquoise Ridge Surface uses conventional open pit mining methods including drilling, blasting, loading, and hauling.

Nevada Gold Mines has prepared a life of mine production schedule based on processing facilities and current mineral reserves for the three operations (Turquoise Ridge Underground, Turquoise Ridge Surface and Vista Underground) with production planned into 2044. The current planned production rates for Turquoise Ridge Underground are approximately 3,100 tonnes of ore per day, approximately 1,000 tonnes of ore per day at Vista Underground, and approximately 71,000 tonnes moved per day at Turquoise Ridge Surface.

Processing

In the current life of mine plan, refractory ore from the Turquoise Ridge Complex is processed at the Sage autoclave while non-refractory ore is processed at the Juniper oxide mill or stacked on heap leach pads. All processing facilities are located at Turquoise Ridge Surface on the legacy Twin Creeks property. The previous toll milling agreement in place between Barrick and Newmont was terminated in connection with the formation of Nevada Gold Mines in 2019.

Infrastructure, Permitting and Compliance

Material existing infrastructure at Turquoise Ridge Underground includes a tailings facility, a mobile equipment mining fleet, an underground dewatering facility, a 120-kilovolt electrical power line connection to the grid and a water treatment plant with capacity of 3,500 gallons-per-minute.

Material existing infrastructure at Turquoise Ridge Surface includes three active waste dumps, tailings facilities, one oxide mill (Juniper), one refractory mill (Sage) with two autoclaves, one active leach pad (Izzenhood), and a refinery. The Vista Underground uses the existing infrastructure of the Turquoise Ridge Surface.

Power requirements for Turquoise Ridge Underground are purchased outside the local provider system under open-access provisions whereby power is purchased on the open market or from the Western 102 power plant (which is owned and operated by Nevada Gold Mines). Power requirements for Turquoise Ridge Surface, Vista Underground, and the process facilities located at the legacy Twin Creeks property, in addition to the supporting infrastructure, are satisfied by both the TS power owned by Nevada Gold Mines (originally built by Newmont and placed into operation in 2008) and grid power from NV Energy.

As of December 31, 2020, all material permits and rights to conduct existing operations at the Turquoise Ridge mine have been obtained and are in good standing or were in the process of renewal.

Third Shaft

Construction of a Third Shaft, with a hoisting capacity of 5,500 tonnes per day, is underway and is included in the current life of mine plan. Together with increased hoisting capacity, the Third Shaft has the potential to increase output due to an improvement in ventilation as well as shorter hauls underground. Site preparation for the Third Shaft started in 2017, and shaft sinking began in 2019. Final commissioning is expected in late 2022. Construction continues to advance according to schedule and within budget.

Construction activities in 2020 included the excavation and lining of the first loading pocket, ongoing shaft sinking activities as well as surface construction works focused on the permanent materials handling system. The excavation of the first loading pocket marks the first connection to the mine workings at 695 meters below collar. Shaft sinking has continued below the loading pocket and has now advanced to a depth of approximately 740 meters below the collar as of December 31, 2020.

As of December 31, 2020, Barrick has spent $166 million out of an estimated capital cost of approximately $300-$330 million (on a 100% basis).

Environment

The climate in the area of the Turquoise Ridge Complex is a semi-arid, steppe climate characterized by dry, hot summers and cold winters. The Turquoise Ridge Complex operates on a year-round basis and is not regularly affected by climatic conditions.

The Turquoise Ridge Complex maintains a number of permits for the operation, and tracks permits carefully to ensure ongoing compliance. Nevada Gold Mines environmental staff carry out sampling, monitoring and record keeping, and are involved in permit applications and renewals as required. The Turquoise Ridge Complex is operating in compliance with all applicable regulations and permit requirements as required by the BLM and the Nevada Division of Environmental Protection. In 2020, all activities at the Turquoise Ridge Complex were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental permits and regulations.

As at December 31, 2020, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $76 million (as described in Note 2u to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Nevada Gold Mines has provided security as required by governmental authorities.

For additional information regarding Barrick’s environmental initiatives, see “Sustainability”.

Exploration and Drilling

At Turquoise Ridge, exploration potential remains considerable, and Nevada Gold Mines is pursuing the growth potential both near and between the mines at the newly unified property. Turquoise Ridge has one of the highest underground grades in the industry, but was developed as a low tonnage, high grade mine. This presents a significant opportunity for value creation. The Turquoise Ridge Complex has two deposits at both ends of an eight-kilometer trend. These two deposits (the legacy Turquoise Ridge and Twin Creeks properties) have a historically poor geological understanding and potentially prospective ground between them. Significant work has been done on these deposits since the formation of Nevada Gold Mines, and new targets in what was thought to be a maturing district have started to emerge. For example, the newly discovered Midway fault between the legacy Turquoise Ridge and Twin Creeks properties could be an important district-scale mineralization control.

Focus has been placed on upgrading the grade control model that encompasses the bulk of active headings to provide an improved foundation for mine design, planning, and reconciliation. These improvements will expand to the entire deposit with additional modeling milestones in the first and second quarters of 2021. During 2021, Barrick also plans to target metal leakage above and peripheral to an important mineralizing fluid trap that localizes some of the highest grades at Turquoise Ridge. This work is a precursor to finding a vector to target source high-grade mineralization.

Royalties and Taxes

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including Barrick’s 75% interest in the Turquoise Ridge mine and Newmont’s 25% interest in the Turquoise Ridge mine and its interest in Twin Creeks). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported reserves and resources as of December 31, 2018. In addition, certain areas within Turquoise Ridge Surface are subject to 2% gross proceeds royalties payable to Royal Gold. Vista Underground and Turquoise Ridge Underground are not subject to any royalties (other than as described above).

The State of Nevada imposes a 5% NPT on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income. For discussion on recent proposed changes to the NPT, see “Legal Matters - Government Controls and Regulations”.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Turquoise Ridge Complex for the period indicated:

	Year ended December 31, 2020[1]	Year ended December 31, 2019[2]

Tonnes mined (000s)	15,483	9,001

Tonnes of ore processed (000s)[2]	3,613	2,201

Average grade processed (grams per tonne)[2]	3.42	5.62

Ounces of gold produced (000s)	330	335

1

Amounts include Turquoise Ridge on a 75% basis (excluding Twin Creeks) from January 1, 2019 to June 30, 2019, and Turquoise Ridge (including Twin Creeks) on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont on July 1, 2019.

2	Until July 1, 2019, ore was processed off-site at Newmont’s Twin Creeks mill pursuant to a toll milling agreement.

The most recent technical report on the Turquoise Ridge mine is the technical report entitled “Technical Report on the Turquoise Ridge Complex, State of Nevada, U.S.A.” dated March 25, 2020 and authored by Nevada Gold Mines. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The diagram on the following page sets out the design and layout of the Turquoise Ridge Complex.

Legend
Plan of Operations (PoO)
Type
Tailings
Open_Pits
Underground Headframe
Rock Disposal Area (RDA)
Heap_Leach_Facilities
OREGON
IDAHO
Area of Detail
Winnemucca
Wells
Elko
Battle Mountain
Carlin
West Wendover
Lovelock
NEVADA
UTAH
Reno
Fallon
Austin
Eureka
Ely
Carson City
Hawthorne
Tonopah
CALIFORNIA
Las Vegas
ARIZONA
0 30 60 120 180 240 Miles
RDA
Tailings
RDA
Twin Creeks
Twin Creeks
RDA
RDA
Tailings
RDA
Tailings
RDA
Turquoise Ridge

N

0 5,000 10,000 15,000 20,000 Feet

1:100,000

0 2,000 4,000 6,000 Meters

Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.

Turquoise Ridge/Twin Creeks Facilities

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLD MINES

By J.Renas - Plot Date: 3/4/2021 - Last Revision 01/30/2020

Pueblo Viejo Mine

General Information

Project Description

The Pueblo Viejo mine is an open pit conventional truck and shovel mining operation located in the province of Sánchez Ramírez in the central part of the Dominican Republic, on the Caribbean island of Hispaniola. The mine is approximately 100 kilometers northwest of the national capital of Santo Domingo. Pueblo Viejo employs approximately 2,350 employees and 2,500 contractors.

The Pueblo Viejo mine is situated on the Montenegro Fiscal Reserve, an area specially designated by Presidential Decree for the leasing of minerals and mine development, which covers an area of 4,880 hectares at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central. A special lease agreement (“SLA”) between the Dominican State and Pueblo Viejo Dominicana Jersey 2 Limited (formerly Pueblo Viejo Dominicana Corporation (“PVDC”)) governs the development and operation of the Pueblo Viejo mine. The SLA provides PVDC with the right to operate the Pueblo Viejo mine for a 25-year period commencing from the date on which PVDC delivered the Project Notice under the SLA, as defined therein, with one extension by right for 25 years and a second 25-year extension by mutual agreement of the parties, allowing a possible total term of 75 years. The Pueblo Viejo deposits are located in two major areas – the Monte Negro pit and the Moore pit. The property is accessible year-round by paved road from Santo Domingo.

Sufficient surface rights have been obtained for current operations at the property.

History

Early mining activity at the site dates back to the 1500s. Subsequent to that early mining activity, Rosario Resources commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in Rosario Resources and the Dominican Government continued operations as Rosario Dominicana S.A. Gold and silver production from oxide, transitional, and sulfide ores occurred from 1975 to 1999. The mine ceased operations in 1999. In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo minesite. In July 2001, PVDC (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVDC and the Dominican Republic subsequently negotiated the SLA for the Montenegro Fiscal Reserve, which was ratified by the Dominican National Congress and became effective on July 29, 2003. In March 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp (acquired by Newmont in 2019). On February 26, 2008, PVDC delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress. The Pueblo Viejo mine achieved commercial production in January 2013. A second amendment to the SLA became effective on October 5, 2013, and has resulted in additional and accelerated tax revenues to the government of the Dominican Republic (see “Royalties and Taxes” below).

Geology

Geological Setting

The Pueblo Viejo deposit consists of high sulfidation or acid sulfate epithermal gold, silver, copper and zinc mineralization that was formed during the Cretaceous Age island arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits. Exploration drilling has identified two extensions of the mineralization under the historic Cumba and Mejita mine workings, and one blind deposit adjacent to Monte Negro (Monte Oculto). Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest.

Mineralization

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying mainly quartz bearing facies (volcaniclastic and pyroclastic flow), which are underlain by horizons of andesitic facies (basaltic-andesite flows) and intrusive and pyroclastic flow. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements and veins. Sphalerite and enargite mineralization are primarily in veins with pyrite, but disseminated sphalerite has also been noted in core. The mineralization extends for 2,800 meters north-south and 2,500 meters east-west and extends from the surface to 500 meters in depth.

Mining Operations

Production and Mine Life

The Pueblo Viejo mine is an open pit conventional truck and shovel mining operation. It achieved commercial production in January 2013 and completed its ramp-up to full design capacity in 2014. Current mining operations will supplement fresh ore from the Monte Negro and Moore pits with stockpiled ore to deliver the increased throughput rates contemplated in the process plant expansion.

Based on the existing tailings facility and the completion of the process plant expansion by the end of 2022, mining activity at Pueblo Viejo of fresh ore can continue until 2028. Additional tailings capacity is not directly related to the ongoing construction activities for the process plant expansion. As discussed below, Barrick is evaluating a project to expand the capacity of Pueblo Viejo’s process plant and tailings facilities which would significantly increase throughput and extend the life of mine into the 2040s.

Pueblo Viejo produced 542,000 ounces of gold in 2020 (Barrick’s 60% share).

Processing

Gold and silver are recovered through pressure oxidation (autoclave) of whole ore followed by hot cure and hot lime boil, prior to cyanidation of gold and silver in a CIL circuit.

The autoclave circuit is designed to oxidize approximately 1,750 tonnes of sulfide per day, which is equivalent to about 24,000 tonnes of run-of-mine ore at 7.5% of sulfide. Lower sulfide ores are often fed to the plant resulting in higher tonnage, often well over 30,000 tonnes per day. The rest of the process plant is designed to process a minimum 24,000 tonnes per day, but can effectively process over 30,000 tonnes per day as needed. From 2014 to 2020, the process plant produced an average of one million ounces of gold per year. Barrick is evaluating a project to significantly expand the capacity of the process plant and tailings facilities as described in further detail below.

Copper is a by-product from the processing plant which was produced as a copper sulfide concentrate through the injection of hydrogen sulfide gas into a solution containing copper ion. This process is currently suspended due to product instability.

Infrastructure, Permitting and Compliance

The tailings storage area is located in the El Llagal valley, located approximately four kilometers south of the plant site. The Lower Llagal tailings storage area, made up of one main dam and three saddle dams, will contain all of the waste rock generated over the life of the Pueblo Viejo mine as well as process tailings up to 2028, at which point the tailings storage will transition to another proposed tailings storage facility. In addition to solids storage, the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. Additional tailings impoundment capacity, as required by the resource base, will be studied and implemented as described in further detail below. The mine is situated in a seismically active area. The design of the dams at the site was based on the maximum credible earthquake criteria. Currently, the Lower Llagal tailings storage area is only storing tailings.

Studies remain supportive of a process plant and tailings capacity expansion at the Pueblo Viejo mine that could significantly increase throughput to 14 million tonnes per annum, allowing the mine to maintain average annual gold production of approximately 800,000 ounces after 2022 (100% basis), and extend the life of mine into the 2040s. The project has the potential to convert approximately 9 million ounces of measured and indicated resources to proven and probable reserves (100% basis).

The process plant expansion flowsheet includes an additional primary crusher, coarse ore stockpile and ore reclaim delivering to a new single stage semi-autogenous (SAG) mill. A new flotation circuit will concentrate the bulk of the sulfide ore prior to oxidation. The concentrate will be blended with fresh milled ore to feed the modified autoclave circuit, which will have additional oxygen supplied from a new 3,000-tonnes-per-day facility. The existing autoclaves will be upgraded to increase the sulfur processing capacity of each autoclave through additional high-pressure cooling water and recycle flash capability using additional slurry pumping and thickening.

Engineering design of the process plant expansion continued to progress with basic engineering now complete. Overall engineering of the process plant expansion is now 50% complete. Bulk steel fabrication contracts and the first major construction contract have been awarded. Procurement contracts and purchase orders are being placed in accordance with the schedule and costs are within budget. Construction for the process plant expansion continued to ramp up during 2020 following approval of the Environmental Impact Assessment in the prior quarter. Bulk earthworks for the accommodation, primary crusher, stockpile, oxygen plant and flotation areas of the process plant expansion were completed. Field investigations focused on geotechnical and groundwater conditions, while engineering design is progressing according to plan for the infrastructure and waste stockpile extensions. Land acquisition has commenced for the freshwater pipeline relocation. Barrick expects completion of the process plant expansion by the end of 2022.

The social, environmental and technical studies for additional tailings capacity to support the expansion of the process plant continued to advance. The Dominican Republic government and relevant national authorities are actively supporting the project. Efforts are now focused on community relations and baseline environmental monitoring.

As of December 31, 2020, Barrick has spent $91 million towards this project, out of an estimated capital cost of approximately $1,300 million (100% basis).

The Hatillo and Hondo Reservoirs supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is used as a supplementary water supply.

Operational power requirements vary, but are generally less than 135 megawatts at 24,000 tonnes per day. In 2013, PVDC commissioned a 218-megawatt Wartsila combined cycle reciprocating engine power plant, together with an approximately 72-kilometer transmission line connecting the plant to the minesite. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo mine. The plant is dual fuel and was converted to natural gas from heavy fuel oil in 2020. In 2019, PVDC signed a 10-year natural gas supply contract with AES Andres DR, S.A. (“AES”) in the Dominican Republic. AES also completed a new gas pipeline to the facility. The power plant began supplying power to the mine using natural gas in the first quarter of 2020. See “Sustainability - Climate” for information on the GHG emissions reductions associated with conversion of the facility.

All material permits and rights to conduct existing operations at the Pueblo Viejo mine and power plant facilities have been obtained and are in good standing.

Environment

Elevation at the minesite ranges from 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. The region has a tropical climate with little fluctuation in seasonal temperatures. The heaviest rainfall occurs between May and October.

The Pueblo Viejo minesite is affected by a number of significant legacy environmental issues resulting from the conduct of operations at the site prior to Barrick’s involvement in the mine. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. Subject to the verification of certain conditions, PVDC has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities of the State. PVDC has agreed to cover the capital costs related to such remediation up to $75 million. In addition, upon PVDC giving the Dominican State a Project Notice, which was issued by PVDC in 2008 under the SLA, PVDC assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas”, except for hazardous substances at the Rosario’s plant site which remain the responsibility of the Dominican State. Furthermore, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the Montenegro Fiscal Reserve. Under the SLA, PVDC and the Dominican State were required to come into compliance with the historic environmental mitigation and remediation matters, for which they are responsible under that agreement, by November 2014. PVDC achieved compliance by that deadline. In the second half of 2016, PVDC was contracted to act as an agent of the Dominican State to carry out activities for which the Dominican State is responsible under the SLA pursuant to the Environmental Management Plan of the State (Plan de Administración del Estado). The requisite environmental permits were received in November 2016 to carry out the first stage of the closure plan, which focuses on dewatering, buttressing, and improving the stability of the old Mejita tailings facility. Dewatering of the old Mejita tailings facility was completed in 2018, as well as the geotechnical investigation program. In 2020, the Environmental Management Plan of the State (Plan de Administración del Estado) achieved progress for the Mejita tailings cover component, with work occurring mainly at the north and central ponds. Progress was also made on the buttress excavation, with more limited progress on the buttress fill due to a focus on filter drains construction. Ponds for dewatering have been completed. In 2021, the Company plans to complete the buttress excavation and to continue to advance the buttress fill placement. In addition, the Company plans to continue the tailings cover component in 2021.

In 2020, PVDC’s activities at the Pueblo Viejo mine were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2020, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $191 million (100% basis) (as described in Note 2u to the Consolidated Financial Statements). In addition, an environmental reserve fund has been established in an offshore escrow account, as required by the SLA, and funded by PVDC during operations until the funds are adequate to discharge PVDC’s closure reclamation obligations.

Exploration and Drilling

During 2020, a geophysical survey was performed to identify anomalous zones in the sub-surface of the area of Arroyo Hondo. Drilling campaigns were carried out in Mejita, Arroyo Hondo, San Juan, and within the active Moore and Monte Negro pits. Mineralization south of the Moore pit will be pursued in 2021. Further investigation confirmed Mejita North is also an area of interest that will bear continued focus in 2021. Drilling within the pits has converted inferred resources in-line with plans established in 2019.

In 2021, exploration plans include Mejita North, Arroyo Hondo condemnation drilling, San Juan limestone drilling, South Moore, and additional inferred resource conversion to support the 5-year plan.

As of December 31, 2020, the drill hole database used to support the development of mineral resources for the Pueblo Viejo property contained 2,263 drill holes, comprised of 1,127 diamond drill core holes and 1,036 reverse circulation holes. Samples totaling 259,272 meters from diamond drill holes and 154,218 meters from reverse circulation holes have been collected. In addition, 19,243 close-spaced reverse circulation grade control drill holes, totaling 883,373 meters, were used to estimate the gold, silver and copper resources. The drill hole spacing is variable, ranging from 10 to 30 meters for grade control programs and 50 to 100 meters for exploration or condemnation programs.

Systematic re-logging of hundreds of holes for 225,000 meters covering the entire Pueblo Viejo property and development of a new 3D geology model was completed in 2019, which is the first integrated geology, alteration and structural model completed on this world class orebody since 2009. Drill testing of targets generated from this new integrated geological model and a renewed understanding of the controls to mineralization commenced late in 2019, totaling eight broad spaced diamond drill holes for 2,251 meters at Mejita southeast and northeast. To the southeast of Mejita, a structural control to high grades was established and drill-tested; however, the favorable horizon has been eroded. To the east and northeast of Mejita, historic gold in soil anomalies grading +100ppb Au are in part coincident with the projection of a northeast ore controlling structure from the Moore open pit in an area coincident with newly mapped phreatomagmatic breccias. Drill testing intersected favorable alteration and results are pending. In the first quarter of 2021, Barrick will be applying geophysical and geochemical techniques to map potential concentrations of sulfides associated with mineralization at Zambrana and Arroyo del Rey. Such surveys were historically successful at mapping sulfide association with the Monte Negro and Moore ore bodies.

Royalties and Taxes

Under the SLA, PVDC is obligated to make the following payments to the Dominican Republic: a net smelter return royalty of 3.2% based on gross revenues less some deductible costs (royalties do not apply to copper or zinc); a net profits interest of 28.75% based on an adjusted taxable cash flow; a corporate income tax of 25% based on adjusted net income; a withholding tax on interest paid on loans and on payments abroad; and other general tax obligations. The SLA tax regime includes a stability clause.

A second amendment to the SLA became effective on October 5, 2013, resulting in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which is adjusted up or down every three years based on future metal prices. During 2017, PVDC and the Dominican government reached an agreement based on provisions of the SLA on an updated financial model underpinning the graduated minimum tax rates for the period from 2017 through 2019. At the end of July 2019, PVDC submitted to the government an initial draft of an updated financial model and submitted a final version on December 26, 2019, on which the applicable graduated minimum tax rates for the period from 2020 to 2022 will be based (see “Legal Matters – Government Controls and Regulations”).

During 2017, the government of the Dominican Republic repaid the outstanding balances of approximately $32 million for community relocation, as agreed in the SLA.

Streaming Transaction

On September 29, 2015, Barrick closed a gold and silver streaming transaction with Royal Gold for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. Barrick has accounted for the upfront payment as deferred revenue and recognizes it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. Barrick will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick sells gold and silver to Royal Gold equivalent to: (i) 7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter; and (ii) 75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver is delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. There is no obligation to deliver gold or silver under the agreement if there is no production from Pueblo Viejo.

Barrick receives ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter, payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Pueblo Viejo mine for the period indicated:

	Year ended December 31, 2020[1]	Year ended December 31, 2019[1]

Tonnes mined (000s)	20,262	24,732

Tonnes of ore processed (000s)	5,297	5,164

Average grade processed (grams per tonne)	3.61	3.91

Ounces of gold produced (000s)	542	590

1	Barrick’s 60% share.

The most recent technical report on the Pueblo Viejo mine is the technical report entitled “Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic” dated March 19, 2018 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in the Dominican Republic. Nevertheless, operating in emerging markets, such as the Dominican Republic, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada, such as the SLA negotiations described above. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in the Dominican Republic. For additional details, see “Foreign investments and operations”, “Permitting and Government Relations”, “Inflation”, “Joint ventures”, “Security and human rights”, “Community relations and license to operate”,

“Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Pueblo Viejo operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The diagram on the following page sets out the design and layout of the Pueblo Viejo mine.

Presa de Hatillo
COTUI
597 m
Rio Gurabo
Carretera Maimon-Cotui
Low Grade Stockpile
Cumba Pit
Monte Negro Pit
Medium Grade Stockpile
Arroyo Hondo
Moore Pit
ARD 3
Los Cacaos NAG Dump
Upper Mejita
San Juan Quarry
Los Quemados Quarry
Rio Maguaca
Las Lagunas Quarry
ARD 1
MONSEÑOR NOUEL
SANCHEZ RAMIREZ
HR7 PAG Dump
YAMASA
BARRICK
San Francisco De Macoris
Pico Duarte 3175 m
San Pedro De Macoris
Santo Domingo
Development Boundary
Fiscal Reserve
Excluded Areas
Stockpiles
Dumps/ARD
Ponds
Pits
Plants
Pueblo Viejo
0 1 2 3
Kilometers

Kibali Mine

General Information

Project Description

The Kibali gold mine (“Kibali”) is located in the northeast of the DRC, approximately 560 kilometers northeast of the city of Kisangani and 150 kilometers west of the Ugandan border town of Arua, near the international borders of Uganda and South Sudan. Kinshasa, the capital city of the DRC, is located approximately 1,800 kilometers southwest of Kibali. Personnel access to Kibali is commonly through charter flight directly to site from Entebbe, Uganda, which is served by international commercial flights from European cities on business days. Road access is available from Kampala, Uganda and is approximately 650 kilometers, which provides the primary route for the operational supply chain.

The mine has approximately 1,800 employees and 3,250 contractors.

Kibali consists of multiple mineral deposits, including: Karagba-Chauffeur-Durba (“KCD”), Sessenge, Sessenge SW, Pakaka, Pamao, Gorumbwa, Mengu Village, Megi, Marakeke and Kalimva/Ikamva. The Kibali permit covers an area of approximately 1,836 square kilometers.

Kibali Goldmines SA (“Kibali Goldmines”), a joint venture company between Barrick, Anglo Gold Ashanti Limited (“AngloGold”), and Société Minière de Kilo-Moto SARL (formerly Offices des Mines d’Or de Kilo-Moto) (“SOKIMO”), has been granted ten Exploitation (Mining) Permits under the DRC Mining Code (2002), seven of which are valid until 2029 and three of which are valid until 2030. Pursuant to the DRC Mining Code (2002), to keep mining concessions in good standing, concession holders are required to pay certain permit fees and annual surface rights fees.

Sufficient surface rights have been obtained for current operations at the property.

History

Moto Goldmines Limited (“Moto”), the previous operator of the Kibali project, acquired a 70% interest in the Kibali project in 2004 from SOKIMO. Moto completed a pre-feasibility study in 2006, a feasibility study in 2007, and an optimized feasibility study in 2009.

In 2009, Randgold and AngloGold entered into a 50/50 joint venture, which acquired all of the issued share capital of Moto and, as a result, Moto’s 70% interest in the Kibali project. Later in 2009, the joint venture acquired an additional 20% interest in the Kibali project from SOKIMO, giving Randgold a 45% interest in Kibali. On January 1, 2019, Barrick acquired Randgold’s 45% interest in Kibali by virtue of the Merger. Barrick is the operator of Kibali.

Geology

Geological Setting

The gold deposits at Kibali are hosted within the Kibali Greenstone Belt (otherwise referred to as Moto granite-greenstone terrane), bounded to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa District. The Kibali Greenstone Belt is an elongate west-northwest-east-southeast trending terrane containing Archean aged volcano-sedimentary conglomerate, carbonaceous shales, siltstone, banded iron formations, sub aerial basalts, mafic intermediate intrusions (dykes and sills) and multiple intrusive phases that range from granodiorite to gabbroic in composition. Based on textures and types of lithologies present in the stratigraphy, the rocks within the Kibali permit area are interpreted as having been laid down in an aqueous environment.

The majority of the primary lithologies are clastic (sedimentary) in origin, possibly being developed in a regional extensional environment such as a rift graben or half graben. At Kibali, the gold deposits are largely hosted in siliciclastic rocks, banded iron formations, and cherts that were metamorphosed under greenschist facies conditions, situated along a curvilinear zone 20 kilometers long and up to one kilometer in width, known as the “KZ Structure”. Gold mineralization is concentrated in gently northeast to north-northeast-plunging fold axes whose orientations are generally parallel with a prominent lineation in the mineralized rocks.

The Kibali deposits differ from many orogenic gold deposits as they are hosted within a thrust stack sequence with ductile to brittle-ductile deformational structures and a complex folding history. There are two principal structure sets: northwest-southeast striking, northeast dipping thrust faults and a series of sub-vertical northeast-southwest shear structures both of which, in association with the folding, are considered important mineralizing controls. Unlike many other orogenic gold deposits, mineralization within the Kibali district typically lacks significant phases of quartz-rich veins.

Mineralization

The mineralized deposits of the Kibali permit are associated with halos of quartz, ankerite, and sericite (ACSA-A) alteration. The KCD deposit is the principal mineralized occurrence along the Sessenge-KCD trend. It consists of three semi-vertically stacked lodes hosted within the volcano-sedimentary units, conglomerate units, and ironstone and chert assemblages. The location of the individual lodes within the KCD deposit are intimately controlled by the position, shape, and orientation of a series of gently northeast-plunging fold axes. The lodes may be linked genetically by large-scale recumbent folding developed between two bounding northeast trending structures.

Both Gorumbwa and Kombokolo deposits occur along a northeast trending mineralized corridor located 800 meters to the west of the main Sessenge-KCD structural zone. Both deposits are considered to be formed from the same mineralizing event, with similar alteration and structural characteristics to the KCD deposit but significantly smaller in size. The underground and open pit workings at KCD, which were previously mined by SOKIMO, are presently collapsed and flooded. The Gorumbwa void is still being mined.

The Pakaka-Pamao deposits are located at the southeast end of the 7 kilometers northwest trending Pakaka-Mengu Trend. Gold mineralization at Pakaka-Pamao is hosted by the meta-conglomerate interbedded with minor tuffaceous units. Recent works show mineralization to be hosted in meta-sandstone and banded iron formation.

Mengu Village is located near the northwest end of the Pakaka-Mengu Trend. The mineralization is tabular in form, trending northwest and dipping shallowly to the northeast, and is hosted by conglomerates with thin ironstone and carbonaceous shale intercalations.

The Marakeke deposit is located midway along the Pakaka-Mengu Trend with mineralization developed in a variably carbonate-sericite-silica altered ironstone-chert.

The Kalimva/Ikamva deposits are located at approximately 4 kilometers northwest of the Mengu Trend. Gold mineralization at Kalimva consists of a southeast dipping tabular halo along the north-northeast regional shear, with high-grade shoots dispersed along the stretching lineation in conjunction with alteration. The main alteration is remobilised chlorite, silicification, and occasionally strong iron carbonate. Sulphide is generally present as pyrite, but occasionally pyrrhotite. Ikamva is located in the contacts between siliclastic banded iron stone and metasediments, being remobilised within a recumbent fold verging to the northwest. The main alteration style is silicification with some local patches of iron carbonate with fine pyrite.

Mining Operations

Production and Mine Life

Open pit mining takes place in a number of satellite pits over approximately 20 kilometers. Some of the pits are relatively shallow and have a short mine life of two years or less, such as Sessenge, while others are deeper and have a longer life of more than two years, such as Pamao, Pakaka, Gorumbwa, Kalimva/Ikamva, Megi-Marakeke-Saye and KCD. There are four main open pit deposits, KCD, Pakaka, Pamao and Sessenge, located within an approximate seven-kilometer radius. The KCD pit is the largest pit at 1.7 kilometers north-south (approximately), 0.8 kilometers east-west and 250 meters deep. Mining has now been completed at the Mofu (2015), Mengu Hill, Kombokolo and Rhino (2016) pits. The first pushback at Sessenge was completed in March 2020, and the second pushback started in January 2021 and is due to be completed in 2022. At the KCD pit, pushback three is currently being mined. The Pakaka 1 pushback was completed in 2018 and a second pushback at Pakaka 1 is anticipated to commence in 2024 and is planned to be completed in 2029. Gorumbwa pit started in 2019 and is currently being mined.

As of December 31, 2020, the operational pits were KCD pushback three, Gorumbwa and Sessenge. Open pit mining is conducted by the contractor Kibali Mining Services, a DRC company, using either free-dig or conventional drill, blast, load and haul methods. The mining equipment is ultimately jointly owned by Barrick and the contractor’s parent company, the Bouygues Group. Dewatering borehole systems are installed for all pits to lower the groundwater level prior to the commencement of mining. A system of dewatering trenches is established prior to the commencement of mining in each of the pits, preventing the inflow of any surface water to the active mining areas.

The upper levels of the open pits are usually in weathered material, which typically is free digging material. Once fresh (un-weathered) rock is encountered, drilling and blasting is required.

The Kibali KCD underground mine is designed to extract the KCD deposit directly beneath the KCD open pit. A 50-meter crown pillar separates the pit bottom from the top of the underground mine. The underground mine is a long-hole stoping operation planned to produce at a rate of 3.6 million ore tonnes per year.

Development of the underground mine commenced in 2013. Stoping within the upper levels commenced in 2015, utilizing the twin surface decline system for the trucking of ore to surface. A vertical production shaft (751 meters deep) completed commissioning in December 2017 and ramped up to full production during 2018. From 2018 onwards, the majority of ore is hoisted to the surface via the shaft. The decline to surface is used to haul from some of the shallower stopes and to supplement shaft haulage as well as to provide ready access for plant and equipment. A major pump station has been installed near the shaft bottom with redundant capacity in the pumps and pipelines to the surface.

A significant portion of the capital and access development for the mine is in place; to date, 41,507 meters of capital development and 19,151 meters of waste access development have been completed. The current life of mine plan contains a further 8,387 meters of capital lateral development and 15,649 meters of waste access development. The key capital infrastructure remaining to be developed are the 3101 lode and 9101 lode upper reserve addition.

The proposed mining methods are variants of long-hole open stoping with cemented paste fill.

There have been no significant geotechnical failures in the active underground mining area and the rock mass model classified the rock mass as good. In addition, the life of mine deformation and stability assessment forecasts minor to locally moderate damage, which suggests mostly good mining conditions in general.

The underground mining operations are fully managed by Kibali staff.

The KCD underground extensions, as well as the new Megi-Marakeke-Sayi open-pit and growth from the existing open-pits, contributed to an increase in attributable reserves in 2020. Given the year-over-year growth from the open pits, the average grade of reserves at Kibali has decreased from 4.20 g/t to 3.84 g/t. However, this growth has extended the open-pit mine life at Kibali beyond 10 years, which improves mining flexibility and provides a more balanced and sustainable blend of open-pit and underground ore over the entire mine life.

Based on the most recent mine plans and production, the Kibali open pit operations are expected to continue until 2032 (in accordance with the pre-feasibility study at Megi-Marakeke-Sayi) and the underground until 2033. Kibali produced a total of 808,134 ounces of gold in 2020, of which Barrick’s share was 363,660 ounces of gold.

Processing

The Kibali gold processing plant comprises two largely independent processing circuits, the first one designed for oxide and transition ores and the second for sulphide refractory ore. However, both circuits are designed to process sulphide ore when the oxide and transition ore sources are no longer available. The circuit comprises crushing, ball milling, classification, gravity recovery, a conventional CIL circuit, flash flotation and conventional flotation, together producing a concentrate which goes to ultra-fine-grinding and a dedicated intensive cyanide leach.

The processing plant rated throughput is 3.6 million tonnes per annum of soft oxide rock ore through the oxide circuit and 3.6 million tonnes per annum of primary sulphide rock ore through a parallel sulphide circuit. Once the plant is sulphide only, the capacity is 7.2 million tonnes per annum of sulphide ore. Overall, the actual process plant gold recovery in 2020 reached design standards at an average 89.5%.

Infrastructure, Permitting and Compliance

The primary source of raw water is from the Kibali River. Storm water is collected and stored in the catchment water dam, which has a storage capacity of 9,500 cubic meters. The processing plant is, however, primarily supplied by return water from the tailings storage facilities, with raw water making up the deficit.

Kibali is dependent on its own power generation facilities for the supply of electrical power. There are thirty-six 1500-KVA/1200-KW Cat diesel generators and three hydro power stations (Nzoro, Azambi and Amberau) that can produce up to 42.9 megawatts during the wet season.

All material permits and rights to conduct existing operations at the Kibali operations have been obtained and are in good standing.

Environment

An environmental management plan is in place, and the Kibali operations are ISO 14001:2015 compliant and independently audited to continuously improve environmental management.

Tailings are generated from the plant and disposed of in two separate tailings storage facilities – the flotation tailings storage facility and cyanide tailings storage facility.

Three plant species (Albizia (albizia ferruginea), Guarea Cedrate and Preygota Beguaertii) were recorded within the Kibali permit which are considered to be of conservational significance.

In 2020, all of Kibali’s activities were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2020, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $28.4 million (Barrick’s 45% attributable share was $12.8 million).

Exploration and Drilling

The focus of exploration at Kibali in 2020 was on resource replacement and additions, reviewing and testing opportunities and potential within and outside the known deposits, closing potential gaps between surface open pit deposits and testing extensions down plunge for underground potential.

During 2020, the exploration program targeted the 11000 lode of the KCD from underground, the continuity down plunge of the 3000 and 5000 lodes and conversion of Kalimva/Ikamva into measured and indicated mineral resources. Sayi and Oere were also subject to drilling to test the potential identified on these prospects for satellite open pit. A total of 116,729 meters of diamond drill core in 551 holes and 133,902 meters of reverse circulation, in 1,900 holes were drilled from surface exploration and grade control drilling programs.

At KCD, results for the deep hole DDD603 (completed in the third quarter of 2020) were received. This hole was drilled to test the down-plunge continuity of the KCD system, 500 meters northeast of previous deep hole DDD602. DDD603 was designed to provide a geological framework and look for evidence of continuity of the mineralizing system. The hole successfully confirmed the presence of KCD alteration corresponding to the periphery of the 9000 lode and results were better than expected.

A drill program was initiated at Tete Bakangwe in an area characterized by extensive alteration, favorable host rocks and a similar structural setting to KCD. The drill program will also test the Pakaka middle lens mineralization located below the Pakaka main mineralized system. Similarly, a drill program was also initiated at Kalimva to test the down-plunge potential of high-grade shoots in the deposit.

At Ikamva East, a reverse circulation program was completed, testing mineralization on the sheared upper and lower contacts of a folded banded iron formation (“BIF”). Overall, results support a discontinuous zone of mineralization related to the upper BIF contact, that pinches and swells down-plunge. The upper contact includes northeast trending plunging shoots of higher grade, averaging 15 to 25 meters wide. Full assessment of the potential is ongoing.

At Madungu, while results from the recently completed reverse circulation program returned only anomalous values, the drilling has shown an extensive alteration system, which coupled with favorable lithologies and structural complexity, demonstrates this area deserves follow-up.

At Ngayu, which is part of the Adumbi Mining JV, drilling was completed at Mokepa with four wide-spaced holes testing a sheared east-northeast trending BIF system over a two-kilometer strike length. Positive results returned for the two holes collared 600 meters apart in the central part of the system. Two additional holes seeking extensions returned only weak mineralization, indicating the system weakens or controlling structures are not oriented parallel to the lithologies (the BIF/volcanic rocks contact).

In 2021, further resource extension at KCD underground is underway on the 290L underground exploration drive to convert the 3000, 5000 and 9000 lodes down plunge into measured and indicated mineral resources as well as drilling to add the 11000 lode into inferred mineral resources. Additional surface drill programs will test the Pamao open pit mineral resources for potential extensions and also start resource definition drilling around Megi. In all, a total of approximately 293,000 meters of exploration and grade control drilling is planned at Kibali in 2021.

Royalties and Taxes

The DRC Mining Code (2002) and associated regulations have been amended with an updated Mining Code which came into force on March 9, 2018 (the “DRC Mining Code (2018)”) and the related amended mining regulations which came into force on June 8, 2018.

The following changes made to the DRC Mining Code (2002) in 2018 introduced a series of potentially significant adverse changes on Kibali: (i) royalty charges are to be increased from 3.5% to 4.5%, which would not materially impact the life of mine profitability; (ii) various increases in import and other duties from 4% to 7% depending on consumable type, which would not materially alter the life of mine profitability; and (iii) a super-tax profit has been promulgated based on the feasibility study prepared at the time the approval was given for the building of the Kibali project and accordingly, such a tax would only apply if the average annual gold price was in excess of $2,000 per ounce.

Full payment has been made on all taxes required by the Government to date. All payments were made under duress in order to protect Kibali’s acquired and vested rights under the DRC Mining Code (2002). See “Legal Matters – Government Controls and Regulations”.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Kibali mine for the period indicated (Barrick’s 45% share):

	Year ended December 31, 2020	Year ended December 31, 2019

Tonnes mined (000s)	13,308	12,273

Tonnes of ore processed (000s)	3,434	3,381

Average grade processed (grams per tonne)	3.68	3.80

Ounces of gold produced (000s)	364	366

The most recent technical report on the Kibali gold mine is the technical report entitled “Technical Report on the Kibali Gold Mine, Democratic Republic of the Congo”, with an effective date of December 31, 2017 and an issue date of September 18, 2018, authored by Rodney B. Quick, Simon Bottoms, Richard Quarmby, Andrew Law and Graham E. Trusler. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in the DRC. Nevertheless, operating in emerging markets, such as the DRC, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in the DRC. For additional details, see “Foreign investments and operations”, “Permitting and Government Relations”, “Inflation”, “Joint ventures”, “Security and human rights”, “Artisanal and illegal mining”, “Community relations and license to operate”, “Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company expects to manage and mitigate controllable risks at its DRC operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The diagram on the following page sets out the design and layout of the Kibali gold mine.

Ikamva
Kalimva
Mofu
Mengu Hill
Pamao
Pakaka
Airstrip
Mine Village
Kombokolo
Gorumbwa
Kibali Plant
KDC Portal & Shaft
Gorumbwa Waste
KCD
Sessenge
SOUTH SUDAN
PUBLIC
Juba
ORIENTALE
CRATIC
LIC OF
CONGO
UGANDA
Kisangani
Kampala
Licences
Pits
Plant Site
Stockpile
Tailings
Waste
Roads
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Loulo-Gounkoto Mine Complex

General Information

Project Description

The Loulo-Gounkoto Mine Complex (“Loulo-Gounkoto”) is situated in western Mali adjacent to the Falémé River, which forms the international boundary between Mali and Senegal. Loulo-Gounkoto is located 350 kilometers west of the capital city of Bamako, 220 kilometers south of Kayes and to the northwest of the nearest town Kenieba. The Dakar to Bamako Millennium highway crosses the Loulo-Gounkoto haul road and serves as the primary access point for both mines and provides excellent road transport links with the rest of the country as well as to Senegal. The mine complex has approximately 2,300 employees and 3,200 contractors.

The Loulo gold mine (“Loulo”) consists of multiple mineral deposits including: Yalea, Gara, Loulo 3, Baboto, Gara West, P129, P125L3, P129QT, Loulo 1, Loulo 2 and L2-L3 Gap, P125L3 and PQ10. The Gounkoto gold mine (“Gounkoto”) consists of multiple mineral deposits including: Gounkoto and Faraba. The Loulo and Gounkoto permits currently cover 261.23 square kilometers and 99.95 square kilometers respectively, for a total area of 361.18 square kilometers.

The Loulo gold mine is within the Loulo Exploitation Permit (the “Loulo Permit”). The Loulo Permit was most recently amended on June 21, 2012. It covers the Gara and Yalea underground mineral reserves and the Baboto, Gara West and Loulo 3 open pit mineral reserves. The Loulo Permit remains in force for a period of 30 years, after which it is renewable if production is still taking place.

In 2010, the Gounkoto Exploitation Permit (the “Gounkoto Permit”) was granted, which was split from the Loulo Permit. The Gounkoto Permit, which incorporates the Gounkoto and Faraba Reserves, is valid for 30 years.

To keep mining concessions in good standing, concession holders are required to pay royalties and corporate taxes to the Malian government. See “Royalties and Taxes” below.

Sufficient surface rights have been obtained for current operations at the property.

History

The Gara gold deposit was discovered in 1981 by a joint venture between the Malian Direction Nationale de la Géologie et des Mines and the French Bureau de Recherches Géologiques et Minières. In 1992, BHP Minerals Mali entered into an agreement with Société des Mines de Loulo SA (“SOMILO”), a Malian company, for a joint venture that developed the Gara deposit into a mineral resource that was deemed sub-economic at the time.

During 1996, Randgold acquired BHP Minerals Mali and undertook additional regional exploration which resulted in the 1997 discovery of Yalea, the second of two deposits that make up the Loulo gold mine. Gounkoto was discovered through regional exploration in 2009, with first gold being produced at the Gounkoto open pit in 2011. On January 1, 2019, Barrick acquired Randgold’s 80% interest in Loulo-Gounkoto by virtue of the Merger.

The Loulo mine is owned by SOMILO, which is owned 80% by Barrick and 20% by the State of Mali.

The Gounkoto gold mine is owned by Société des Mines de Gounkoto SA, a Malian company, which is owned 80% by Barrick and 20% by the State of Mali.

Geology

Geological Setting

Loulo-Gounkoto is located within the Kedougou-Kenieba erosional inlier. The inlier is unconformably overlain by Upper Proterozoic sandstones towards the east and further south. Loulo-Gounkoto is predominantly underlain by the Kofi formation consisting of greywacke, sandstone, argillaceous sandstone, calcareous sandstone and tourmalinized sandstone, sheared greenstone units.

Mineralization

The Yalea main mineralized body is hosted by the Yalea Shear, where it is intercepted by the Yalea Structure. The Yalea Shear is a 1.4-kilometer long brittle-ductile, north-south striking, mineralized fault that transects the Yalea Structure, which is a complex, north to north-northeast striking shear zone. The Yalea mineralization is predominantly hosted in hydrothermally brecciated argillaceous pink quartzites.

Gara (previously known as Loulo 0) is hosted within an intensely tourmaline greywacke unit which outcrops on the surface due to its high resistance to weathering.

Baboto is a shear hosted deposit situated along a north-south striking shear structure located approximately 14 kilometers north-northeast from the Yalea deposit. Baboto is dominated by a thick sequence of metasediments and structural breccias. Gold mineralization is mainly associated with the finely disseminated pyrite occurring in the brittle-ductile shear breccias.

Loulo 3 is located 4 kilometers north-northeast of the Yalea mine. Loulo 3 consists of four mineralized zones: a north-northwest trending main zone (“MZ1”), which is situated on the Loulo 3 structure and is transected by the north-northeast striking main zone (“MZ2”), which is situated on the Yalea structure, and two sub- parallel northwest striking footwall zones. The stratigraphy at Loulo 3 (inclusive of Loulo 2) comprises three major lithological sub units, which from east to west include: the hanging wall (“HW”) package (subunits HW1 to HW5), the host package (subunits HP1 to HP4), and the footwall (“FW”) package (subunits FW1 to FW2). The mineralization in Loulo is hosted in the HP4 subunit of the Main Sandstone package with a dominant vein-mineralization in Loulo 3 is hosted in the HP4 subunit of the Main Sandstone package with a dominant vein-hosted mineralization style within MZ1 or quartz-tourmaline veins in MZ2. These vein arrays locally transition into bedding-parallel hydrothermal breccias with local semi-massive to massive pyrite, which can also include arsenopyite and hematite, and form the high-grade shoots within the Loulo 3 deposit. The position of the high grade shoots is controlled by pre-existing competence contrasts within the host rock package.

Other minor satellite deposits are present within the Loulo Permit, which exhibit similar geological characteristics to the other major deposits outlined above.

Gounkoto is a large north-northwest trending shear zone, with a complex assemblage of ductile shear breccias, shears and faults characterized by a stepped geometry, with wider zones of mineralization generally seen on the northwest trending structures and narrower zones on the north-south trending structures.

The Faraba deposit strikes north-northwest and is comprised of several zones of gold mineralization hosted within and along the contacts of north-south striking, coarse-grained, gritty sandstone units (lithic wackes) and polymictic breccias, flanked by packages of sheared argillaceous sediments. Lithological layering (transposed bedding) dips steeply westward; however, the mineralized zones (with associated silica, silica-carbonate, and late overprinting hematite alteration) dip steeply to the east. The mineralization terminates up against the west-dipping Faraba Structure at depth. Mineralization is predominantly pyrite, with subordinate arsenopyrite, local magnetite, rare chalcopyrite and pyrrhotite. The mineralization is rheological competency contrast controlled and is typically vein-hosted (i.e. massive, stringers and blebs), or occurs as dissemination in strongly altered hosts (i.e. blebs and fine grains), with semi-massive to massive sulphides typically within the lower parts of the system adjacent to the Faraba Structure. Higher-grade portions of the system appear to plunge shallowly southward in longitudinal section.

The Faraba North target consists of a series of discrete shears and hydrothermal breccia, with vein-style mineralizations associated with pyrite and arsenopyrite. The mineralization zones are sub-parallel to stratigraphy and a total of eight mineralized zones have been generated in the HW domain, and two zones of Dip Domain Boundary (DBB) mineralization. The eight mineralized zones in the HW domain are characterized by strong hematite alteration within the first two zones. Then, silica albite, with minor tourmaline and chlorite alternation, for the next three zones, followed by silica carbonate dominant alteration in the lower most zones. The DDB mineralization is characterized by strong silica carbonate and hematite alteration, where the highest grades are related to high strain associated.

Mining Operations

Production and Mine Life

The Loulo-Gounkoto Complex is currently comprised of the Gounkoto open pit, Faraba open pit (which has yet to commence mining), Baboto open pit, Loulo 3 open pit and the Gara West open pit. The Yalea, Gara and Gounkoto underground mines are currently in operation and are accessed via portals located in the open pits and a box cut. The proposed mining method for Gounkoto underground consists of long-hole bench stoping with backfill. The Gounkoto underground feasibility has been completed and integrated into the Loulo-Gounkoto complex plan. Development commenced in 2020 with the aim of mining the crown pillar under the North Pit by 2022. It adds high-grade ounces to Loulo-Gounkoto from 2022.

Based on existing reserves and production, the Loulo-Gounkoto open pit operation is expected to continue until 2032 and the underground operation until 2037. Loulo-Gounkoto produced a total of 680,215 ounces of gold in 2020, of which Barrick’s attributable share was 544,172 ounces of gold.

Processing

The Loulo processing plant uses a CIL gold extraction process with a throughput capacity of 4.8 million tonnes per annum. The Loulo process plant processes ore from both the Loulo and Gounkoto operations. The plant uses a conventional crushing, milling, gravity, CIL, and tailings disposal circuit. However, the gravity circuit has been taken off-circuit since September 2017.

Gold recovery is maintained above 90% by blending the various ore sources (Yalea / Gara / Gounkoto) to control the copper and arsenic content within the mill feed. The current life of mine has an average recovery of 90%. The average gold recovery in 2020 was 90.9%, which is a slight decrease of average gold recovery from 2019 (91.9%).

Infrastructure, Permitting and Compliance

The climate at Loulo-Gounkoto is strongly influenced by the north and southward movement of the Inter Tropical Convergence Zone, which creates distinctive wet and dry seasons. Although annual evaporation exceeds the annual rainfall, an excess of water is available during the peak of the wet season (July to September) to generate surface water run-off. Water is sourced for the Loulo-Gounkoto complex from the Gara and Falémé rivers, which run through the Loulo-Gounkoto site.

Power is generated on site using light and heavy fuel generators. Additionally, a solar power plant contributes 20 megawatts, and was delivered in four phases of five megawatts each to the microgrid through 2020.

All material permits and rights to conduct existing operations at Loulo-Gounkoto have been obtained and are in good standing.

Environment

Climatic conditions do not materially affect either exploration, development, or mining operations.

An environmental management plan is in place, and Loulo’s operations are ISO 14001:2015 compliant and independently audited to continuously improve environmental management. The site is also audited against the requirements of the ICM Code.

In 2020, all activities at Loulo-Gounkoto were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2020, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $34.3 million for Loulo and an additional $9.9 million for Gounkoto.

Exploration and Drilling

Since 1993, the following sampling has been undertaken at Loulo-Gounkoto for a combined total of 2,680,146 meters: (i) diamond drilling of 5,942 drill holes for 1,336,145 meters; (ii) reverse circulation drilling of 19,521 drill holes for 1,048,108 meters; (iii) rotary air-blasted drilling of 9,292 drill holes for 164,097 meters; (iv) trenches of 50,124 meters for 77,058 meters; and (v) underground channels of 8,535 channels for 54,738 meters.

Exploration at Loulo-Gounkoto is focused on advancing both brownfields and greenfields targets. Brownfields exploration involves testing underground and open pit extensions of the current mineral resources for high-grade mineralization based on the structural model. The current exploration concept has been proven to be effective.

Drilling programs in 2020 focused on grade control drilling in all operations and in exploration at Yalea Far South Transfer Zone and Loulo 3. A total of 305,347 meters of diamond, reverse circulation drilling and channels in 5,713 holes were drilled from underground and surface exploration drilling programs in 2020.

The Loulo district in Mali is a generator of new ounces. Loulo-Gounkoto more than replaced depleted reserves in 2020 and opportunities for growth remain in both the Loulo and Gounkoto Permits. The first scout holes at Yalea Ridge suggest a potential discovery just beyond the Yalea open pit, where visible gold has been noted in an area of extensive recent artisanal work spanning two kilometers. Mineralized veins are at a high angle to the overall trend of the rocks, and determining the optimal drill angle is necessary prior to initiating a more extensive follow-up program. High-grade extensions of the Transfer Zone also continue at Yalea. Scout drilling during 2020 has extended the shoot trend to over 650 meters beyond the initial 2019 block model. Thicker and higher-grade zones have appeared down plunge of the Panel Zone and can be expected to down-dip.

At Gounkoto, the Faraba Structure has been extended 2.2 kilometers north of the Fabra Complex and is now over six kilometers long. Nearby at Mina, a new mineralized structure, coinciding with a well-defined geophysical anomaly immediately south of the Gounkoto deposit, has been identified extending at least three kilometers and containing zones of quartz alteration and sulphide veining in artisanal mine areas. Wide spaced reverse circulation drill sections are planned to expedite determination of open pit potential.

In 2021, the following drilling programs will be undertaken: continued grade control drilling at all operations; extension drilling at Yalea; definition drilling at Loulo 3 and Faraba; as well as reverse circulation drilling of greenfields exploration targets. In all, a total of approximately 293 kilometers of exploration and grade control drilling is planned at Loulo-Gounkoto in 2021.

Royalties and Taxes

Separate establishment conventions applicable to the Loulo and Gounkoto mines regulate the fiscal conditions under which the mines operate and are based on the Mali Mining Code (1991). The establishment conventions guarantee the stability of the regimes set out therein, govern the applicable taxes and allow for international arbitration in the event of a dispute.

A 6% royalty is payable to the Malian government based upon production, together with a corporate tax rate on profits at 30% and a minimum of 0.75% on gross revenues if a loss is made. On September 29, 2019, Mali adopted an ordinance introducing a new Mining Code of the Republic of Mali (the “2019 Mining Code”), which was published in the Official Gazette on October 30, 2019. Under the transitory provisions of the 2019 Mining Code, pre-existing mining titles and mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein. Loulo received a five-year corporate tax holiday from initial production in October 2005, which has since expired. Gounkoto received a two-year corporate tax holiday from initial production in 2013 and has since received governmental approval for use of a 50% corporate tax reduction for four years from the beginning of 2018 to support its development of a super pit. During the second quarter of 2020, the Government of Mali approved an addendum to the SOMILO establishment convention. The addendum allows for the term of the convention to be extended by a further 15 years beyond its original term, which ends in 2023. Also, certain changes to the SOMILO convention have been agreed with immediate effect, including a priority dividend that will henceforth be distributed to the State of Mali on 50% of its 20% shareholding in the mine and the application of withholding taxes on payments to foreign services providers.

Mining and Processing Information

The following table summarizes certain mining and processing information for Loulo-Gounkoto (Barrick’s 80% share) for the periods indicated:

	Year ended December 31, 2020	Year ended December 31, 2019

Tonnes mined (000s)	33,036	32,192

Tonnes of ore processed (000s)	3,916	3,945

Average grade processed (grams per tonne)	4.76	4.90

Ounces of gold produced (000s)	544	572

The most recent technical report on Loulo-Gounkoto is the technical report entitled “Technical Report on the Loulo-Gounkoto Mine Complex, Mali”, with an effective date of December 31, 2018 and an issue date of September 18, 2018, prepared by Rodney Quick, Simon Bottoms, Richard Quarmby, Derek Holm and Graham E. Trusler. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in Mali. Nevertheless, operating in emerging markets, such as Mali, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in Mali. For additional details, see “Foreign investments and operations”, “Permitting and Government Relations”, “Inflation”, “Joint ventures”, “Security and human rights”, “Artisanal and illegal mining”, “Community relations and license to operate”, “Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company expects to manage and mitigate controllable risks at its Mali operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The diagram on the following page sets out the design and layout of the Loulo-Gounkoto mine complex.

Gara Waste Dumps
Mine Village
Airstrip
Gara Pit
MALI
Gara Paste Plant
Gara Refrigeration Plant
Process & Power Plants
Loulo 3 Pits
P 129 Pit
P 125 Pit
Yalea UG
Yalea Paste Plant
Yalea Refrigeration Plant
Yalea Pit
Yalea Waste Dumps
Loulo Gounkoto Haul Road
MALI
SENEGAL
Gounkoto Pit
Gounkoto Waste Dumps
Kenieba
BARRICK
SENEGAL
Bamako
GUINEA
Conakry
Freetown
SIERRA LEONE
LIBERIA
Permit Boundaries
Pits
Plant Site
Road
Tailings
Waste
Loulo & Gounkoto
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EXPLORATION AND GROWTH PROJECTS

Exploration has been a compelling investment for Barrick, with a rich history of adding value from brownfields success, as well as world class discoveries, which were subsequently converted to value for shareholders by developing new mines or divesting them to reinvest in the business.

Barrick has historically grown its reserve base through a combination of discovery and acquisitions involving an exploration strategy that includes district development programs, which focus on exploration in and around its operating properties, as well as early-stage exploration programs. The Company’s strategy is to maintain a mix of projects at different stages in the exploration and development sequence. In 2020, Barrick spent a total of $222 million on its expensed global and minesite exploration and evaluation activities (2019: $212 million, excluding capitalized exploration), comprised of $203 million in exploration and $19 million in evaluation.

Barrick’s exploration strategy is fivefold: (i) consolidate and secure dominant land positions in favored operating districts and expand beyond the Company’s current jurisdictions into emerging new prospective geological domains; (ii) focus on economically feasible Tier One Gold Asset discoveries; (iii) collaborate closely with mineral resource managers to optimize and deliver value from its existing orebodies and mining operations; (iv) establish and develop motivated and highly agile discovery-driven teams; and (v) identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.

The Company’s exploration approach is to first understand the geological framework and ore controls. Barrick then designs exploration programs around that understanding, instead of simply drilling for mineralized intervals. This has put Barrick in good stead with robust results from multiple projects. The Goldrush and Fourmile discoveries are good examples of Barrick’s approach of first understanding the geological framework and then building out the necessary exploration programs.

Exploration is conducted through the Company’s regional exploration offices and sites around the world. Barrick’s exploration success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective mineral districts and a structured and disciplined approach to exploration which provides a framework for how regions and projects are selected, how they are resourced and managed, and how exploration activities are performed. The Company has maintained a strong commitment to exploration by recognizing the value to the Company through exploration and evaluation success. Highlights of the Company’s exploration program for 2020 include the significant increase of total resources at Fourmile; the discovery and delineation of significant high-grade mineralization at North Leeville on the Carlin Trend; extending high-grade mineralization at Yalea and the identification of new mineralized structures across the Loulo district in Mali and Senegal; extending the life of mine at Tongon to 2023; and the completion of a new geological model in North Mara and Bulyanhulu in Tanzania, leading to a resource increase, net of depletion, and the identification of multiple targets.

Barrick’s partnerships are thoughtful and strategic in nature. There are two primary objectives for Barrick’s exploration partnerships. The first is to augment Barrick’s operating presence in core regions. The second is to focus on emerging new district opportunities that have the potential to yield multiple new economic discoveries. Barrick seeks out partners with talent, credibility, integrity, proven track records and a strong commitment to communities and the environment. Highlights of Barrick’s recent partnership business activities include:

•

On April 13, 2020, Barrick, Precipitate Gold Corp. (“PGC”) and certain of their affiliates entered into an earn-in agreement, pursuant to which Barrick was granted the exclusive right to acquire a 70% interest in PGC’s Pueblo Grande Project in the Dominican Republic. In connection with the earn-in agreement, Barrick acquired 12,713,636 common shares of PGC.

•

On February 23, 2020, Barrick formed a country-wide alliance with Japan Gold to jointly explore, develop and mine certain gold mineral properties and mining projects in Japan. The Strategic Alliance now includes 29 out of 31 projects currently held by Japan Gold.

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On February 4, 2019, Barrick entered into a strategic alliance agreement with Reunion Gold Corporation to form a 50-50 alliance to jointly explore for, develop and mine certain mineral projects in the Guiana Shield, including Guyana, Suriname, French Guiana and the North and Northeast Regions of Brazil.

The Company’s exploration projects must pass a set of filters to advance, otherwise they are eliminated. The Company aims to continually replenish its reserve and resource pipeline at all stages.

Barrick is already operating in many of the world’s most prospective gold districts, but continues to look for emerging new gold districts wherever they may be. The Company has active reconnaissance teams scouting for new Tier One Gold Asset opportunities in the Guiana Shield, Canada and more recently in Japan and Tanzania. The Company’s teams conduct close surveillance of competitor activity to identify emerging new discoveries and projects where the full potential to yield a discovery has not yet been realized.

The Company’s MRM model is a core part of Barrick’s operating culture, which introduces responsible and sustainable stewardship of Barrick’s valuable orebodies to optimize and deliver value. Every site has an exploration and MRM lead who work together to update and improve Barrick’s geological models and look to immediate opportunities to identify brownfields potential for resource and ultimately reserve additions.

In 2021, Barrick expects to incur approximately $230 to $250 million of exploration and evaluation expenditures. Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines. Barrick continues to take advantage of existing infrastructure and to advance key growth projects such as Goldrush (discussed in further detail below) at Nevada Gold Mines and Kalimva/Ikamva at Kibali (see “Material Properties – Kibali Mine”). These expenditures are expected to provide a near-term return on investment by adding to and/or upgrading Barrick’s reserve and resource base, and in some cases may positively impact production and mine life.

Heading into 2021, the Carlin Trend will remain the most active exploration area in Barrick’s portfolio. Leveraging skills and knowledge from the recent success at Fourmile to make high-impact discoveries is the priority. To ensure effective target selection and testing, the program will continue to focus on building robust geologic understanding by relogging, mapping, sampling and drilling, with data integrated into scale appropriate models.

Growth Projects

The Company continues to focus on the delivery of its project capital pipeline and expects attributable project capital expenditures to be in the range of $550 to $650 million in 2021, compared to actual expenditures of $374 million in 2020. The expected increase is mainly driven by the ramp-up of construction activities for the process plant and tailings expansion project at Pueblo Viejo and to a lesser extent, the development of the Zaldívar Chloride Leach Project and the third underground mine at Loulo-Gounkoto. The remainder of expected project capital expenditures is mainly related to underground development and infrastructure at Goldrush, the Third Shaft Project at Turquoise Ridge, the ramp-up of underground mining and processing operations at Bulyanhulu and Barrick’s investment in water management initiatives and a paste backfill plant at North Mara.

For information on the Third Shaft Project at Turquoise Ridge and future expansion at Pueblo Viejo, including the process plant and tailings expansion, see “Turquoise Ridge Complex – Third Shaft” and “Pueblo Viejo Mine – Infrastructure, Permitting and Compliance”.

Goldrush Complex, Nevada, USA

At the Goldrush Complex, drilling operations continue at both Goldrush and Fourmile (Fourmile is currently not included in the Nevada Gold Mines joint venture with Newmont, but may be contributed if certain criteria are met in the future). The main objectives of this drilling program remain orebody definition, testing of orebody continuity, inferred resource growth and definition of exploration upside. Options for reducing the cost and timing of exploration drilling of Fourmile through underground access from Goldrush are currently being explored.

Contractor development of the twin exploration declines at Goldrush has now been completed. The handover from contractor to owner development was completed in November 2020, according to plan. All equipment required for owner development arrived on site in the fourth quarter of 2020.

During 2021, underground development and exploration will continue at Goldrush. First ore is expected to be exposed in the first half of 2021 as part of ongoing exploration and development activities, in line with previous guidance. Activities in 2021 will focus on verifying geological, geotechnical and geohydrological models developed during the feasibility study until the Record of Decision (“ROD”) is received. Following receipt of the ROD, construction of infrastructure to allow the ramp-up of production activities will commence.

As at December 31, 2020, Barrick has spent $221 million on the Goldrush project, inclusive of the exploration declines (100% basis). The decline has accessed the current resource. The current capital estimate for the Goldrush project remains under review, subject to the completion of the final Goldrush feasibility study. The study documentation is now expected to be completed in the second quarter of 2021.

Permitting activities continued to advance largely on-track. However, the Company now expects to receive a ROD in the first quarter of 2022 (previously the fourth quarter of 2021). This updated schedule does not impact the current mine plan at this time.

Mineral reserves at Goldrush are unchanged from 2019, and will be updated following the completion of the feasibility study currently underway. Resource growth in 2020 is based on an optimized underground stoping design that anticipates increased use of bulk mining methods, allowing for greater mining flexibility and an associated reduction in cut-off grades. As such, the 2020 mineral resource base reflects higher tonnes and lower grades compared to 2019, as well as a reclassification of a portion of indicated resources to inferred based on a review of modelling parameters. For more information on reserves and resources, see the “Mineral Reserves and Mineral Resources” section of this Annual Information Form.

Barrick has also increased its geological confidence in Fourmile, which currently sits outside of the Nevada Gold Mines joint venture. Fourmile has grown its total mineral resource year-over-year following an extensive exploration and MRM program, allowing the Company to now declare a portion in the indicated resource category. Refer to the “Mineral Reserves and Mineral Resources” section for more detail.

Bulyanhulu Re-Start Project and Feasibility Study

Underground mining operations resumed at Bulyanhulu near the end of the third quarter of 2020, which was followed by the processing of fresh underground material upon commissioning of the refurbished process plant in the fourth quarter of 2020. Notably, this represented the first time that fresh underground material was processed at the mill since Bulyanhulu was placed under care and maintenance in 2017.

The Bulyanhulu underground ramp-up remains on track. The production ramp-up is scheduled to continue through the first half of 2021 and reach annualized steady-state production by 2022. The overall Bulyanhulu re-start project is on schedule and on budget.

The updated geological model for Reef 1 was successfully validated with a campaign feed test at the mill and an infill grade-control drill program. This model now forms the basis for the 2020 mineral resources and mineral reserves update. Further test work is currently underway to develop a geo-metallurgical model for optimization of the life-of-mine plan.

The feasibility study for the optimized mine plan at Bulyanhulu continues to progress and successfully define extensions to the underground mineral resource within the high-grade Deep West zone. Updated geotechnical numerical models were completed in the fourth quarter of 2020, which will be used in conjunction with planned metallurgical test work to define the optimal mining sequence for the feasibility study. Further geological re-modeling of Reef 2 mineralization is planned for the first quarter of 2021 to advance the work already completed. Barrick expects the feasibility study to be completed in the second half of 2021.

Strong recoveries of low carbonaceous ore from the gravity and CIL flowsheet during plant commissioning has led management to consider a flowsheet change to produce more gold in doré by leaching before sulphide flotation. This would produce approximately 90% of gold on site in doré bullion, with a much smaller amount reporting to a flotation concentrate, which mostly contains copper. The forward leach (leaching before the flotation stage) would involve higher cyanide consumption from partial copper dissolution, but the economics of this potential processing route are encouraging. The current ore feed is amenable to this flowsheet change, but the other ore types may still require a “flotation before leach” approach to deal with more refractory (carbonaceous) material in those domains. The different process options require piping changes for each configuration, but with better understanding of the metallurgy, there may be other options on processing routes and ore campaigning. Trade-off studies to assess this benefit on recovery against the impact on planning and mining sequence will be completed, alongside additional drilling to define the different geometallurgical domains within the overall orebody. The ability to beneficiate more gold into doré and minimize gold content in the sulphide flotation concentrate would be a major improvement for Bulyanhulu as Barrick optimizes the mineplan.

Zaldívar Chloride Leach Project, Chile

Zaldívar is jointly owned by Antofagasta and Barrick, and is operated by Antofagasta.

In December 2019, the Board of Compañía Minera Zaldívar approved the Chloride Leach Project. The capital cost of the project of $189 million (100% basis) consists of the cost of execution and commissioning. The project contemplates the construction of a chloride dosing system, an upgrade of the solvent extraction plant and the construction of additional washing ponds.

In the fourth quarter of 2020, the construction camp was completed and site construction work started. The excavation for foundations and initial concrete works were completed at the salt storage and brine preparation areas. The work at the solution extraction area focused on the excavation and initial concrete works for channels, washing ponds and decanters. Inside the solution extraction area, the first of four streams was stopped for modifications, which are progressing according to schedule.

Overall progress is at 42% completion. Project costs are trending in line with the approved budget and completion is expected in the first half of 2022.

Upon commissioning, the project is expected to increase copper recoveries by more than 10 percentage points through the addition of chlorides to the leach solution and with further potential upside in recoveries possible depending on the type of ore being processed. This process is based on a proprietary technology called CuproChlor® that was developed by Antofagasta at its Michilla operation, which had similar ore types to those that are processed at Zaldívar. Once completed and in full operation, the project is expected to increase production at Zaldívar by approximately 10 to 15 thousand tonnes per annum at lower operating costs over the remaining life of mine.

Veladero Power Transmission Project, Chile-Argentina

In 2019, Barrick commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero. Upon completion, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint. This is expected to save 32 million liters of fuel per year and reduce carbon dioxide emissions by 83,000 tonnes per year upon commissioning.

Barrick is engaging various contractors with the aim to re-mobilize in the first quarter of 2021 following quarantine and movement restrictions in response to the Covid-19 pandemic in 2020, which delayed construction. The Company continues to expect completion of the Veladero power transmission project by the end of 2021.

Exploration

Nevada Gold Mines

Nevada Gold Mines land holdings encompass more than two million acres across some of the best endowed gold trends in North America. Building on efforts completed in 2019 to support the generation of exploration targets, camp scale models of the southern Carlin Trend, Cortez district, and a significant update for the Turquoise Ridge district were completed. In addition, a regional scale model of the Nevada Gold Mines joint venture area was completed and will be foundational for advancing generative exploration programs. There are opportunities for near to medium-term life of mine additions at North Leeville, Fourmile and Goldrush, as well as at the Ren project at Carlin. There are also opportunities for new discoveries at Turquoise Ridge (between Turquoise Ridge Underground and the Twin Creeks open pit), Pipeline and Robertson at the Cortez Complex, and in the Carlin basin south of Gold Quarry.

See “Material Properties – Cortez Property ”, “Material Properties – Carlin Complex ” and “Material Properties – Turquoise Ridge Complex”.

Fourmile, Nevada, USA

The Fourmile year-end resource has significantly increased from 2019. Significant exploration upside remains, which Barrick plans to convert to resources over time.

Improved confidence in Barrick’s geological understanding of Fourmile is demonstrated by the Company’s inaugural declaration of an indicated resource at the project, while still growing the inferred resource. Moreover, drilling at Fourmile pointed to another emerging high grade pod at Dorothy. This resource base is expected to grow following Barrick’s completion of an expected exploration drift from the Goldrush declines and completion of further infill drilling. In the meantime, the Company continues to establish the geological framework further to the north and seek the next potential discovery in this string of high grade orebodies. Drilling activities have stopped during the winter season, and will resume in the first quarter of 2021. Exploration will then focus on establishing a geological framework well beyond the existing resource, where the character of mineralization appears to be changing again.

Donlin Gold, USA

Donlin Gold contains large, long life mineral resources in a stable jurisdiction, has significant leverage to the price of gold and therefore represents a valuable long-term opportunity for the Company.

The Donlin Gold project is a large, predominantly refractory gold deposit located in Southwestern Alaska. In December 2007, Barrick entered into an agreement with NOVAGOLD RESOURCES INC. to form Donlin Gold LLC, a jointly owned limited liability company on a 50/50 basis, to advance the project. The second updated feasibility study was effective November 2011 and amended in 2012. Subsequently, the National Environmental Policy Act (“NEPA”) permitting process commenced, with the U.S. Army Corps of Engineers (“USACE”) as the lead agency. Current activities, by which Barrick maintains and enhances the option value of this project at a modest cost, are focused on drilling, permitting, community outreach and workforce development. For the project, Donlin Gold has a life of mine Mining Lease for the subsurface rights with the Calista Corporation and a life of mine Surface Use Agreement with The Kuskokwim Corporation, two Alaska Native corporations. In 2015, USACE released a Draft Environmental Impact Statement (“DEIS”) for public review and comment. The comment period for the DEIS ended in May 2016. The final EIS was published in April 2018, with the joint Record of Decision issued by the USACE and the BLM in August 2018 along with certain federal permits, marking the completion of the multi-year federal NEPA environmental review and permitting process. Several major State of Alaska permits were also received and others are proceeding in parallel with current activities.

In 2019, the geological model was updated to reflect improved understanding of gold mineralization-controlling features. The 2020 drill program tested these geological modelling concepts and provided high-quality oriented data. The results of the program continued to improve knowledge of the orebody and provided enhanced controls on gold mineralization. The 2021 drill program focus will be to confirm the reliability of the new model for use in an updated mine plan.

As the Donlin Gold project continues to advance through the state permitting process, Barrick is also working with its partner on strategies to further optimize the project. This includes evaluating alternative development scenarios with the potential to lower capital intensity, as well as incorporating innovation, automation and other opportunities to improve overall economics. This will provide the Company with the option to make a construction decision in the future should investment conditions warrant. In support of this, Donlin Gold completed a drilling program of 23,000 meters in 2020 and expects to complete a follow-up program in 2021 to confirm understanding of target mineralized zones.

Hemlo, Ontario, Canada

Land consolidation east of Hemlo has increased the prospective search space across the camp following the completion of two option agreements. Knowledge from the Hemlo orebody will be leveraged as potential exploration activities are evaluated for the new properties. Community and stakeholder engagement regarding the new prospective search space has begun.

At the Blackfly target west of the mine, all seven holes of a 2,000-meter surface drill program to follow up on results from trenching, intersected the same horizon that was mineralized in trenches. This, together with significant results from drilling closer to the mine from both surface and underground, highlights the potential to expand mineralization to the west.

Below the B Zone (also known as Main Zone), significant alteration intersected in multiple holes is opening up a large area for follow-up down-plunge of the Main Zone.

Alturas-Del Carmen, Argentina

In April 2015, Barrick announced a new gold discovery known as Alturas, located in the Andean region of Chile approximately 30 kilometers south of the former El Indio mine. Alturas is part of a large mineralized system which extends well beyond the limits of the current drilling area. At year-end 2020, Barrick reported an inferred resource of 8.9 million ounces of gold at Alturas. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”. In 2017, Barrick completed a scoping-level study for a conventional open pit heap leach operation at Alturas, which fell short of the Company’s hurdle rate. In 2018, Barrick drilled and incorporated an additional 34 drill holes for 11,800 meters into an updated geology and resource model. The additional data and a better understanding of the controls to mineralization enabled the tailoring of the anisotropy to the high grade controls. Barrick applied geological and metallurgical domaining which resulted in an improved geological and geometallurgical model. An additional 22 kilometers of down hole structural data and 13 kilometers of geotechnical logging was incorporated, and the 2017 scoping-level study was updated and revised. This deposit is geologically similar to the nearby Veladero mine in Argentina. In 2019, efforts were focused on the Argentina side of this system (Del Carmen), where drilling assessed the mineral inventory of the Rojo Grande prospect.

At Del Carmen (Argentina), 19 diamond drill holes totaling 6,245 meters were completed during 2020. Targets included Rojo Grande, where detailed drilling was undertaken to establish a mineral inventory, and four satellite targets where early stage targeted drilling was completed to test concepts for controls to mineralization (Cárcavas, Chibolita, Cresta de Gallo and Brecha Oportuna). An updated mineral inventory was calculated for Rojo Grande and was used to establish technical gaps in the project, while highlighting key areas of potential opportunity. On the basis of this gap analysis, the Alturas and Del Carmen projects were reviewed as a combined district model and a drill campaign was designed for de-risking and opportunity testing, which will be executed in the first half of 2021. This campaign is targeting opportunities on both the Alturas and Del Carmen orebodies in an attempt to define a clear technical path forward.

Veladero, Argentina

In 2020, drilling and exploration efforts were temporarily delayed due to the response to the Covid-19 pandemic in Argentina.

In the Veladero-Pascua Lama district, a drilling campaign to test the link between the underlying deposit geology and metallurgical characteristics is underway. At Cerro Pelado, detailed mapping recognized steam-heated and advanced argillic alteration in an area previously not identified, opening up the target to the southeast. Drilling commenced in January 2021. There are also a number of untested opportunities in proximity to Veladero that could potentially expand the resource and reserve base of both Pascua-Lama and Veladero.

At the district level, fieldwork continued at two brownfield targets in 2020, slated for drill testing in the first quarter of 2021. Field review of the Veladero Sur target found evidence of potential for a porphyry Au-Cu system. Further work will be conducted during the current field season to validate the concept.

Lagunas Norte, Peru

In the Lagunas Norte district, a new 3D model was completed in 2020, using compilation and analysis of over 20 years of historic mapping. This included the construction of 21 east-west and three north-south traverse geological sections in the field, allowing for the verification of historical information and improvement of geological understanding. This upgraded geological model reveals a district scale preservation control to mineralization and identifies new targets. Follow-up mapping in Las Ruecas has identified potential for a porphyry gold-copper system at the Gabriela target.

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd for total consideration of up to $81 million, with $20 million of upfront cash consideration on closing. Completion of the sale is subject to closing conditions. For additional information, see “Strategy - Operational Excellence and Sustainable Profitability”.

Tumaruma, Southern Peru

In 2020, an airborne magnetic survey was successfully completed over the Tumaruma project. Preliminary data shows an area of low magnetic response related with the Tumaruma target that correlates with silica and advanced argillic alteration recognized during mapping, as well as a high magnetic anomaly in the southwest edge of the Austral target. Assays received from bulk leach extractable gold and rock chip sampling confirms the potential for an intrusive-related mineralized system.

Pascua-Lama, Chile and Argentina

Pascua-Lama is located on the border of Chile and Argentina, in the Frontera district at an elevation of 3,800 to 5,200 meters, approximately 10 kilometers from the Veladero mine. The Chilean part of the deposit is at an elevation of approximately 4,300 to 5,250 meters above sea level. The Pascua-Lama project contemplates cross-border mining operations pursuant to a mining treaty between Chile and Argentina. The initial Pascua-Lama project was designed as a large-scale open pit operation centered at an elevation of 4,800 meters with processing facilities in Argentina having an initial designed throughput capacity of 45,000 tonnes per day.

Construction on the Pascua-Lama project began in October 2009. During the fourth quarter of 2013, Barrick announced the temporary suspension of construction, except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The suspension of construction in Chile and Argentina postponed and reduced near-term cash outlays. The ramp-down was completed on schedule and budget in mid-2014. In late 2015, the Pascua-Lama project began implementing a temporary suspension plan as submitted to the mining authorities in Chile and Argentina. On March 13, 2017, the Chilean Supreme Court vacated the temporary suspension plan, ruling that additional information from Chile’s environmental regulator was required, and ordering the Chilean mining authority to issue a new resolution on the plan after receiving such information. On August 29, 2017, Chile’s National Geology and Mining Service (Sernageomin) issued a new resolution in which it reapproved the Temporary Closure Plan as originally issued. This approval was subsequently renewed and is valid through September 2022.

Pascua-Lama has been subject to various legal and administrative proceedings, including an order from Chile’s environmental regulator, the Superintendencia del Medio Ambiente (the “SMA”) to close surface facilities on the Chilean side of the project. For more information about these matters, see “Legal Matters – Legal Proceedings” and “Pascua-Lama – SMA Regulatory Sanctions”. Certain additional permits and authorizations will be required for the construction, operation and/or closure of project facilities at Pascua-Lama in both countries.

In 2009, Barrick entered into a Silver Purchase Agreement with Wheaton Precious Metals International Ltd. (“Wheaton Precious Metals”), a wholly owned subsidiary of Wheaton, whereby Barrick is required to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed, and was required to deliver 100% of its silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. Pursuant to the terms of the amended silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Wheaton Precious Metals, in which case Wheaton Precious Metals will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event. In the fourth quarter of 2019, Barrick completed a study of the Pascua-Lama project and concluded that it does not have a plan that meets the Company’s investment criteria under the current assumptions. As a result, there is significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama. Given that Wheaton Precious Metals did not exercise its termination right by September 28, 2020, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). As at December 31, 2020, the residual liability was $149 million (being the discounted value of the $253 million).

As of December 31, 2020, the Pascua-Lama project had received $459 million in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance. As of December 31, 2020, the Pascua-Lama project recorded $53 million in VAT recoverable in Argentina relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentine pesos.

Barrick’s intention is to update the Company’s geological understanding of the orebody as part of its strategy to bring Pascua-Lama to account. This process is expected to take until 2022 to complete.

At Pascua-Lama, work continues to focus on a compilation and validation program of all historical, geological, metallurgical and mining data to improve the 3D models. All historical data is being digitized and scanned into software to allow for a comprehensive review and update to the 3D deposit model. This updated “data-driven” geological model was completed in the third quarter of 2020 and confirmed geological and geometallurgical gaps. On the basis of these defined gaps, a four rig (5,400-meter) geometallurgical drill campaign was initiated in the fourth quarter of 2020 and will continue into 2021. The drilling is specifically targeting geometallurgy and testing the link between the underlying deposit geology and its impact to ore type definition, processing options, recovery and project value.

At the Penelope deposit (a satellite of Lama), a small geometallurgical drill campaign was initiated. This program aims to collect additional metallurgical data, with a specific focus on potential for leachability in order to also consider heap leach processing potential at Veladero.

Porgera, Papua New Guinea

Porgera has been placed on temporary care and maintenance and consequently, all exploration activities have ceased. See “Legal Matters - Legal Proceedings - Porgera Special Mining Lease Extension”.

Norte Abierto, Chile

The Norte Abierto project contains large, long life mineral resources and therefore represents a valuable long-term opportunity for the Company.

Acquired in connection with Barrick’s acquisition of Arizona Star in 2007, the Cerro Casale deposit is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile,

145 kilometers southeast of Copiapo. On June 9, 2017, Barrick completed a transaction with Goldcorp (which was acquired by Newmont in 2019) to form a new partnership at Cerro Casale. Pursuant to the transaction, Goldcorp acquired a 25% interest in Cerro Casale from Barrick. The transaction, coupled with the concurrent purchase by Goldcorp of Kinross’s 25% interest in Cerro Casale, resulted in Barrick’s and Newmont’s current interests of 50% each in the joint operations, which was renamed Norte Abierto.

As consideration for the 25% interest acquired from Barrick, Newmont is required to fund Barrick’s first $260 million of expenditures on the project and must spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp (now Newmont) was required to spend a minimum of $60 million in the two-year period following closing of the transaction, and then must spend $80 million in each successive two-year period. The outstanding funding commitment accrues interest at an annual rate of 4.75%. In the event that Newmont does not spend the minimum amount, 50% of any shortfall will be paid directly to Barrick in cash.

In addition, in connection with the transaction, Goldcorp was also required to fund Norte Abierto’s acquisition of a 100% interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision, Newmont is required to pay Barrick $40 million in cash and Barrick will receive a 1.25% royalty on 25% of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca.

In connection with the transaction, Goldcorp also acquired Exeter Resource Corporation, whose sole asset is the Caspiche project, located 10 kilometers north of Cerro Casale. The Caspiche project was contributed to the joint venture and 50% of the acquisition costs incurred by Goldcorp was deducted from the $260 million expenditure commitment described above.

Approval of the environmental impact assessment for Cerro Casale was received in January 2013 from the Servicio de Evaluación Ambiental, the environmental authority of the Atacama region of Chile. Barrick and Newmont are evaluating ways in which the Norte Abierto deposits can be profitably developed by the joint venture. Among other things, the joint venture has initiated an exploration program on these deposits which includes validating the models of these two geological deposits, an initial 16,000 meter diamond drill program that was commenced in late 2017 to increase geological confidence of both deposits, and data evaluation of four satellite targets which demonstrate exploration potential. During 2019, the team completed drilling and test-work, which were used to update the technical understanding of the orebody, including an update of the Cerro Casale geology model. This information was used for the value engineering study scenarios which were completed in 2019. Other targets on the site were re-ranked and targeted for further investigation.

Japan Gold Strategic Alliance, Japan

On February 23, 2020, Barrick formed a country-wide alliance with Japan Gold to jointly explore, develop and mine certain gold mineral properties and mining projects in Japan. Under the terms of the alliance, Barrick will fund a two-year initial evaluation phase, with the option to fund a subsequent three-year second evaluation phase. Barrick may designate a project at any time and sole fund to completion a pre-feasibility study to earn a 51% interest, with the option to continue sole funding to completion a bankable feasibility study to earn a 75% interest in the project.

The initial regional assessment program of the large portfolio of projects in Japan is advancing well. Geochemical sampling has been completed on the majority of the 29 Strategic Alliance projects, with many anomalous catchment basins and rock samples identified. Further detailed investigation will be carried out upstream to identify the source of precious metals.

As results of the geophysical and geochemical programs are received, the Company expects to identify new highly prospective areas in the major gold provinces of Japan and determine which of the properties will be retained and managed by Barrick. Since its inception in February 2020, the Strategic Alliance project portfolio has increased by 24%, from 1,521 to 1,889 square kilometers, over the major epithermal gold provinces of Japan.

The 2021 exploration program will complete the initial evaluation phase, and detailed evaluation of anomalies generated will be undertaken to confirm prospectivity and assist in target ranking for follow-up work, including drill testing.

Reunion Gold Strategic Alliance, Guiana Shield

On February 4, 2019, Barrick entered into a strategic alliance agreement with Reunion Gold Corporation to jointly explore for, develop and mine certain mineral projects in the Guiana Shield, including Guyana, Suriname, French Guiana and the North and Northeast regions of Brazil.

Since inception, the Strategic Alliance has screened and evaluated five projects in Guyana, and in late 2020 a new project, the NW Extension Project in Suriname, was added to the Strategic Alliance. The project is located 60 kilometers southwest of the capital Paramaribo, and straddles the continuation of the greenstone belt under sand cover. An airborne magnetic survey is planned for the first half of 2021.

IAMGOLD Bambadji Joint Venture, Senegal

At the Bambadji Joint Venture, which is part of the Loulo district, a potential emerging discovery at Kabewest has been validated by deeper drilling. Surface geochemical sampling continues to expand and point to an extensively mineralized system. Deeper drilling results are indicative of a significantly mineralized source. The program will be accelerated with rotary air blast or Aircore drilling on wide spacings in order to delineate more quickly the full extent of the system, acquire reliable geology data, and identify a bedrock source.

Drilling has also been carried out on a number of other targets at Bambadji during 2020, all of which have returned encouraging intersections of alteration and gold mineralization and the programs through 2021 are designed to further develop these targets.

Loulo-Gounkoto, Mali

For information on exploration and development at Loulo-Gounkoto Mine, see “Material Properties - Loulo-Gounkoto Mine Complex”.

Regional Exploration, Mali

In Mali South, integration of new field data with geophysics and geochemistry on the Diangoumerila and Mogoyafara permits highlighted prospective areas of structural complexity with suppressive regolith. These areas will be tested with auger programs in the first quarter of 2021 before initiating follow-up Aircore and reverse circulation drilling. Elsewhere, generative work continues in the Kenieba-Kedougou Inlier and in Mali South.

Tongon, Côte d’Ivoire

The drill testing of targets continued with the aim of delivering potential satellite resources to extend Tongon’s mine life. On the Stabilo trend, eight kilometers north of the mill, three mineralized zones were identified by following up on saprolite anomalies defined through an auger drilling program. These zones, one located at Seydou North and two at Jubula, are between 200 and 400 meters of strike length and remain open. These zones have the potential to add small but high-grade satellite deposits to the Tongon plan. Infill and step-out reverse circulation drilling is planned in the first quarter of 2021. Similar work is also planned for the Moyet trend, which contains a number of partially tested anomalies 20 kilometers south of Tongon.

Regional Exploration, Côte d’Ivoire

Exploration at Boundiali in 2020 involved data review with some additional fieldwork to prepare for drilling. The key objective of this work was to better define the style and potential controls on higher-grade mineralization. Work included trenching to the south of the Sani target to confirm the extension of a high-grade shear. Results from this work are pending. Extension and step-out trenching was also undertaken at Caribou to define strike continuity and advance the target to drill stage. Results are pending.

Meanwhile, detailed mapping at Kassere defined intersection lineation controls on high grades in the south of the prospect. Drilling on priority targets at Boundiali is expected to continue through to mid-2021 to establish the potential for satellite resources to Tongon.

On the Sissedougou permit, which is part of the Endeavour Mining Joint Venture, two diamond holes tested Gbongogo North for an intrusive-related mineralized system similar to Gbongogo Main but with its preserved apex and potential mineralized carapace. Both holes intersected the targeted intrusive and although it is strongly albitite and tourmaline altered, only weak grade is expected. Two scissor reverse circulation holes tested the Yere North intrusive target previously delineated by a trench. The holes confirmed the presence of granodiorite and a feldspar porphyry expected to be mineralized based on reverse circulation chip observations.

In southeast Côte d’Ivoire, the stream sediment sampling program to cover the Ketesso Shear is planned in early 2021.

Kibali and Ngayu Belt, Democratic Republic of Congo

For information on exploration and development at Kibali Mine, see “Material Properties - Kibali Mine”.

North Mara, Bulyanhulu and Buzwagi, Tanzania

All historic drilling at the North Mara district has been logged and sampled for multi-element geochemistry. Results have identified prospective geology, alteration and pathfinder element enrichment beneath extensive phonolite cover to validate several new greenfields targets along the Gokona Trend, Mara Shear and associated cross structures. Of these, Conjunction and Shakta have progressed through target-scale fieldwork that includes mapping and soil sampling and are drill-ready for the first quarter of 2021. Scout drilling at Kofia was completed and showed a decrease in hydrothermal alteration intensity and mineralization. Field teams are exploring five greenfields areas of interest at North Mara, while a review and deposit-scale geological model update commences at Rama to identify near-mine upside opportunities in the first half of 2021.

At Bulyanhulu, field mapping has validated three priority greenfields targets where widespread cover of alluvium and Mbuga lacustrine sediments has also preserved exploration potential. Going forward, geochemical sampling and scout drilling are being motivated to advance these targets in early 2021.

Jabal Sayid, Kingdom of Saudi Arabia

At Jabal Sayid, the drill program is on track to convert additional inferred resource into the life of mine plan. It continues to highlight extension opportunities at the known lodes and to outline new potential at greenfields targets.

High-grade mineralization was intersected at depth at Lode 1 in 2020, highlighting potential extensions to known mineralization as well as a conceptual feeder to the Lode 1 massive sulfide, which will be tested in 2021. Initial results from metallurgical studies have been received, highlighting economic copper recoveries with final results expected in the first quarter of 2021.

At Lode 4 East, the program is infill drilling a 125-meter strike extension to the high-grade Lode 4 feeder, in order to upgrade inferred ounces and bring them into the life of mine plan. Early indications for this zone support the development of new underground infrastructure. Underground drilling at Lodes 2 and 4 continues to extend mineralization and further develop the geological model.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels and types of government controls and regulations, which are supplemented and revised from time to time. Accordingly, the Company monitors political and economic developments in the jurisdictions in which it does or may carry on business, as well as changes in regulation to which Barrick is subject. Set out below is a summary of potentially material developments related to government controls and regulations that may affect Barrick or its properties.

In the United States, certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands subject to federal mining and other public land laws. Changes in such laws, or regulations promulgated under such laws, could affect mine development, expansion, and closure projects. Significant increases in regulatory obligations could raise compliance costs with respect to exploration, mine development, mine operations and closure, and could prevent or delay certain operations by the Company. Changes to mining and public lands laws are often proposed in the U.S. Congress, and changes to the regulations promulgated under such laws are often proposed by federal regulatory agencies. In addition, non-governmental organizations often litigate to influence the application of existing regulations.

In November 2009, a coalition of environmental groups filed a lawsuit in the U.S. District Court for the District of Columbia by challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior. The lawsuit seeks to impose different rules on mill-site claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated. An unfavorable outcome in that litigation could result in changes to the mining law. Barrick intervened in support of the federal agency defendants in the lawsuit. Cross-motions for summary judgment have been filed and briefed, and oral argument was conducted on October 27, 2017. In November 2019, the case was reassigned to a new judge. The district court ruled against the plaintiffs on October 2, 2020. On December 23, 2020, the plaintiffs appealed that decision to the United States Court of Appeals for the District of Columbia.

In September 2015, the BLM amended land use plans governing management on federal lands across the western states to impose additional restrictions and mitigation obligations on development activities occurring to protect habitat of the greater sage grouse. The affected lands include lands in northern Nevada where the Company develops and operates mines. In anticipation of the BLM decision, in March 2015, the Company negotiated a separate agreement with the BLM and other agencies, the Barrick Nevada Sage-Grouse Bank Enabling Agreement, which specifies a methodology for measuring the impact of mine development activities on sage grouse habitat and offsetting mitigation measures. The agreement allows the Company to bank mitigation credits in anticipation of future mine development and avoids some of the restrictions in the land use plan amendments. It applies to some, but not all of the sage grouse habitat where development activities may occur. Those lands not covered by the agreement will be subject to the amended land use plans. Implementation of the agreement may result in additional costs for some operations. Access to or development of some lands not covered by the agreement may be restricted or subject to additional compensatory mitigation.

In 2019, BLM adopted revisions to its land use plans which would have relaxed the compensatory mitigation requirements. Implementation of those changes has been enjoined by a federal district court. In the meantime, the State of Nevada has adopted a regulation similar to the BLM’s 2015 requirement. The Nevada regulation also excludes actions covered by the Barrick Nevada Sage-Grouse Bank Enabling Agreement. In addition, a February 2021 decision from the Federal District Court for the District of Idaho has made it possible for the current administration to review the proposed withdrawal applications for the Sagebrush Focal Areas and to, possibly, re-propose their boundaries. Governmental authorities in Nevada continue to focus on issues related to the protection of the sage grouse habitat, which may have an impact on the Company’s future operations in the region.

In a Special Session of the Nevada Legislature, which commenced on July 8, 2020, a bill was passed that temporarily requires the advance payment of the portion of the NPT that is distributed to the State General Fund. This advance payment was made by the Company in February 2021 and was based upon the estimated NPT liability for 2021. This bill mirrors legislation introduced in 2009 following the Global Financial Crisis, and had been part of discussions between Nevada Gold Mines and the Governor of Nevada in the first half of 2020 on measures to support the State through the Covid-19 pandemic.

In a subsequent Special Session, which commenced on July 31, 2020, three resolutions were passed proposing amendments to the Nevada Constitution to modify provisions regarding the NPT. Two resolutions seek to eliminate the 5% cap on the NPT and replace it with a 7.75% rate on the gross proceeds from mining. The third resolution proposes to increase the cap on the NPT from 5% to 12%. All three resolutions would significantly impact the long-term viability of the Nevada mining industry. These resolutions require further approvals, including a statewide vote to become law. If any of those resolutions were to ultimately result in an amendment of the Nevada Constitution, a potentially multi-year process, it could significantly increase the State taxes payable by Nevada Gold Mines, which would negatively impact future cash flows.

A number of the rural Nevada counties and Nevada Gold Mines filed lawsuits in the Nevada District Court, challenging the constitutionality of these resolutions. These lawsuits were subsequently consolidated into one. On January 27, 2021, the Nevada District Court granted a summary judgment in favor of the Nevada Legislature, concluding that the matter is not yet ripe for adjudication. Nevada Gold Mines intends to appeal the decision to the Nevada Supreme Court and may renew its challenge following the upcoming legislative session should the resolutions pass a second legislative approval. Separately, Nevada Gold Mines and the Nevada Mining Association are committed to and engaged in constructive discussions with the Governor, the Legislature and other affected stakeholders seeking to reach a solution that secures the mining industry’s ability to continue supporting the rural counties and the State of Nevada for the long term.

In Chile, on March 6, 2015, the environmental minister and members of the Chilean legislature reached an agreement to propose a new glacier protection law that, among other things, would recognize certain types of glaciers in that country as environmental reserves and prohibit commercial activity in the vicinity of those reserves. Under this proposed law, mining projects will be subject to new permitting, monitoring and other regulatory requirements relating to glaciers. It is contemplated that certain elements of the proposed law, including the requirement to monitor and mitigate environmental damage to glaciers, could apply retroactively to certain existing environmental approvals. The proposed law is still under discussion in the Chilean legislature. Barrick is monitoring the legislative process and evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

In February 2020, the Chilean government enacted tax reform measures. Under the new regime, “large taxpayers”, such as Barrick’s Chilean subsidiaries, are subject to an income tax of 27% on taxable income. Pursuant to the reforms, a shareholder of “large taxpayer” domiciled in a country without an existing double taxation treaty with Chile is subject to a 35% Chilean income tax rate on a dividend distribution, with the right to apply a credit in the amount of 65% of income tax paid, resulting in a maximum aggregate effective tax rate of 44.45%. If a shareholder is domiciled in a country with an existing double taxation treaty with Chile, the income tax credit is 100%, resulting in an effective rate of 35%.

Chile’s DL 600 foreign investment regime was eliminated as of December 31, 2016. However, the current DL 600 contracts for the Zaldívar joint venture, Norte Abierto project and Pascua-Lama project remain in effect.

In Argentina, on December 29, 2017, the Congress approved tax reform measures that are effective from 2018. A key change is the introduction of a two-tier income tax regime that decreases the corporate income tax rate from 35% to 30% and increases the withholding tax on dividends from 0% to 7% for 2018 and 2019. From 2020 and onwards, the corporate income tax rate was to be 25% and withholding tax was to be 13%. A grandfathering rule applies for dividends paid out of profits from 2017 and prior years whereby there is no withholding tax. Additionally, the 2:1 debt to equity ratio with respect to the deductibility of interest has been eliminated and there is an interest deduction limitation of 30% of earnings before interest, taxes, depreciation and amortization. Excess interest not deducted can be carried forward for five years. On December 23, 2019, emergency measures were adopted, implementing additional changes, including setting a corporate income tax rate of 30% for 2020. The Company expects the corporate income tax rate for 2021 and future years to be 25%. However, this may be subject to change. These measures may increase the expected tax burden on the Veladero Mine.

In September 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. On December 14, 2019, the President of Argentina abolished the exchange rate limit applied to the calculation of export duties. On December 23, 2019, the Argentine Congress enacted an emergency law reducing the rate for mining export duties to 8% from 12%. This emergency law was not in force during the first quarter of 2020 and exports of doré from Veladero during this period were subject to the higher 12% rate. Barrick sought the immediate implementation of the reduced 8% rate for its mining exports, and on March 16, 2020, the Federal Court in San Juan Province confirmed the application of the 8% export rate. Following the issuance of a legal injunction in favor of Veladero in March 2020, the reduced rate of 8% was applied to some doré shipments in the second quarter of 2020.

The Argentine Tax Authority appealed the March 2020 ruling and has continued to challenge the application of the reduced 8% rate. As a result, the majority of Veladero’s shipments of doré during the third quarter of 2020 were subject to the higher 12% rate.

On October 2, 2020, the Argentine government issued a new decree that established the rate for mining export duties at 8% from October 3, 2020 until December 31, 2021. Veladero has initiated legal actions to clarify that the lower 8% rate should apply to all doré shipments from December 23, 2019, when the emergency law was enacted.

On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina (the “Decree”). Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing the Decree. As a result, all export proceeds are required to be converted into Argentine pesos. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions have had limited impact on mining operations to date but Barrick continues to optimize the timing of gold sales at Veladero to minimize the mine’s exposure to currency devaluation, while advancing constructive discussions with the Central Bank on Veladero’s rights to repatriate profits.

On October 24, 2018, the San Juan Mining Authority approved the sixth and seventh environmental impact study (“EIS”) updates for Veladero. In these updates, MAS had included a request for approval of Phases 6 to 9 of the expansion of the Valley Leach Facility (“VLF”) at Veladero. The approval of the latest EIS update approved construction of Phase 6 of the VLF. One condition of the approval requires MAS to contribute1.5% of Veladero sales to a trust when Phase 6 of the VLF enters production. The net impact of this contribution will depend on the terms and conditions of the agreement to be negotiated.

In Zambia, at the beginning of the fourth quarter of 2018, the Company concluded a Deed of Settlement with the Government of Zambia in respect of historical fiscal matters, which included an agreement that the Government would allow a $50 million credit to the Company to offset future taxes. It was also agreed that the Company would immediately file outstanding income tax returns (2012-2017) and the Zambia Revenue Authority would audit those returns. The audit concluded in the fourth quarter of 2019 and no further adjustments were made.

Also at the beginning of the fourth quarter of 2018, just days after the Deed of Settlement was signed, as part of its 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes include an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if copper price increases above $9,000 per tonne, making royalty payments non-deductible for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. The Government also announced new thin capitalization measures to limit interest deductions on debt to 30% of EBITDA.

In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime as proposed, which are effective January 1, 2019, with the exception of the changes to the non-refundable sales tax. This was later abandoned in 2019, when the Zambian government decided to retain the existing VAT regime but make some changes to the availability of certain input tax credits. The VAT changes negatively impact the Company but not to the same degree as the originally proposed non-refundable sales tax. In 2020, the Zambian government partially reversed its decision regarding the availability of certain VAT credits, particularly on spares and consumables. The Company continues to engage with the Government in the hope that a tailored regime can be adopted for Lumwana to mitigate the impact of the proposed changes on a low-grade copper mine.

In Tanzania, on March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed the Ban on exports of gold/copper concentrate, following a directive made by the President of the United Republic of Tanzania. In 2016, gold/copper concentrate exports amounted to approximately 30% of Acacia’s revenues. Acacia ceased exports of gold/copper concentrate, and sought to have the Ban lifted.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga is 16% owned by the GoT and provides management services to the mines.

The terms of the signed agreement include the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

An initial portion of $100 million of the Settlement Payment was paid to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement.

In October 2020, Twiga paid a maiden interim cash dividend of $250 million, of which $40 million was paid to the GoT.

Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

See “Legal Proceedings – Tanzania – Concentrate Export Ban and Related Disputes” below.

In Papua New Guinea, a revised additional profits tax (“APT”) was enacted in January 2017 that applies to all resource projects in that country. The government’s objective is to simplify the administration of the APT and to ensure a level playing field across the entire resource sector. The hurdle rate beyond which the revised APT applies is a flat nominal rate of 15% and the APT rate is 30%. The revised APT became effective on January 1, 2017. The government has recently confirmed that existing resource projects can take into account expenditure from prior years for purposes of calculating the APT. It is Barrick’s expectation that no material APT liability should arise in connection with Barrick’s interest in the Porgera mine.

On August 16, 2019, the SML at Porgera expired but continued in force under section 112 of the Mining Act until April 24, 2020, when the Government of Papua New Guinea indicated that the SML would not be extended. On October 15, 2020, Barrick Niugini Limited (“BNL”) and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements, BNL will retain operatorship, and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are ongoing and, at this time, it is not certain if or when a binding memorandum of agreement will be reached by the parties or, if agreed, what the final terms will be (including Barrick’s percentage ownership interest in the Porgera mine). BNL remains in possession of the mine to conduct care and maintenance.

See “Legal Proceedings - Porgera Special Mining Lease Extension” below.

In the Dominican Republic, a second amendment to the SLA became effective on October 5, 2013, and has resulted in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which will be adjusted up or down based on future metal prices. During 2017, PVDC and the Dominican government reached an agreement on the updated financial model to reset the graduated minimum tax rates for the three-year period from 2017 through 2019. See “Material Properties – Pueblo Viejo Mine – Royalties and Taxes”.

In the DRC, the DRC Mining Code (2002) and associated regulations have been amended with an updated DRC Mining Code (2018) and related regulations. The updated law and regulations include potentially adverse changes with respect to the removal of fiscal stability protection, royalty rates, income taxes, import and other duties, value-added, indirect capital gains taxes and local content. Barrick has nevertheless made full payment on all taxes demanded by the government to date. All payments were made under duress in order to protect the Company’s acquired and vested rights under the DRC Mining Code (2002); however, there is no guarantee that the government will not challenge these acquired and vested rights under the DRC Mining Code (2002). Continued engagement with the government of the DRC has resulted in the submission of an application for a number of exemptions and waivers pursuant to article 220 of the DRC Mining Code (2018) as part of Barrick’s efforts to reach a mutually acceptable path forward. Article 220 affords benefits to mining companies in landlocked provinces with infrastructure challenges, such as the province in which the Kibali mine is located.

On September 27, 2019, Mali adopted an ordinance introducing a new Mining Code of the Republic of Mali (the “2019 Mining Code”), which was ratified by the Malian National Assembly on April 28, 2020. The 2019 Mining Code cancels and replaces Law No. 2012-015 dated February 27, 2012 (the “2012 Mining Code”) and governs the mining industry going forward. The implementation decree to the 2019 Mining Code was adopted in November 2020.

Under the transitory provisions of the 2019 Mining Code, pre-existing mining titles and mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein.

In addition, each of Loulo and Gounkoto (which together form Loulo-Gounkoto) have separate legally binding establishment conventions with the State of Mali, which guarantee the stability of the regime set out therein, govern applicable taxes and allow for international arbitration in the event of disputes. During the second quarter of 2020, an agreement was reached for a 15-year extension of the convention governing Loulo at its expiration in 2023. See “Legal Proceedings – Malian Tax Dispute”.

For details about specific regulatory initiatives applicable to each of Barrick’s material properties, see the disclosure under “Material Properties” above.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, will become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

Various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Sustainability”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

Legal Proceedings

Set out below is a summary of potentially material legal and administrative proceedings to which Barrick is a party.

Proposed Canadian Securities Class Actions (Pascua-Lama)

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The proceedings alleged that the Company made false and misleading statements to the investing public relating to (among other things) capital cost and schedule estimates for the Pascua-Lama project (the “Project”), environmental compliance matters in Chile, as well as alleged internal control failures and certain accounting-related matters.

Two of the Ontario proceedings were subsequently consolidated into one proceeding. That consolidated proceeding and the Quebec proceeding have moved ahead in the manner described below. None of the other five proceedings has been pursued. One was never served, one was dismissed on consent, two were discontinued and one was stayed by Court order.

The Statement of Claim in the remaining Ontario proceeding indicates that the proposed representative plaintiffs purport to seek damages on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The defendants in this proceeding are the Company and Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver (all of whom are former officers of the Company), and the claim for damages is stated to be more than $3 billion. In August 2018, the Company and other defendants delivered their Statement of Defence. In June 2019, plaintiffs’ counsel indicated that they are pursuing claims only in respect of the period from July 28, 2011 to November 1, 2013.

The Quebec proceeding purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. However, the parties agreed that, by operation of the applicable statute of limitations, statutory secondary market misrepresentation claims could only be pursued in respect of the period from April 30, 2011 to November 1, 2013. The focus of the Quebec proceeding is on allegations concerning the Company’s public disclosures relating to matters of environmental compliance. The defendants are the Company and Messrs. Regent, Sokalsky, Al-Joundi and Kinver, and an unspecified amount of damages is being sought. No Statement of Defence has been filed or is required to be filed at this stage.

In both Ontario and Quebec, the proposed representative plaintiffs have brought motions seeking: (i) leave of the Court to proceed with statutory secondary market misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions, and therefore allowing the proposed representative plaintiffs to pursue statutory secondary market misrepresentation claims and other claims on behalf of the proposed classes.

In the Quebec proceeding, both motions were heard in May 2019 with additional oral submissions in December 2019. In March 2020, the Superior Court of Quebec denied both motions. As a result, subject to appeal, the proposed representative plaintiff cannot pursue the statutory secondary market misrepresentation claims, and can only pursue his other purported claims on an individual basis rather than on behalf of other shareholders. The proposed representative plaintiff has filed an appeal. The hearing of that appeal has not yet been scheduled.

In the Ontario proceeding, the motion for leave to proceed with statutory secondary market misrepresentation claims was heard in July 2019. In October 2019, the Ontario Superior Court of Justice (the “Ontario Superior Court”) dismissed all but one of those claims, and dismissed all of the statutory secondary market misrepresentation claims as against Mr. Regent and Mr. Kinver. With respect to the sole remaining statutory secondary market misrepresentation claim, the Court denied leave to proceed in respect of securityholders other than common shareholders. The sole remaining statutory secondary market misrepresentation claim pertains to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion and Analysis for the second quarter of 2012. The Company filed a motion in the Divisional Court for leave to appeal the decision to allow that claim to proceed. The motion for leave to appeal was denied in October 2020. The proposed representative plaintiffs filed an appeal to the Court of Appeal for Ontario (the “Ontario Court of Appeal”) in respect of the claims that were dismissed. That appeal was heard over two days in November 2020.

On February 19, 2021, the Ontario Court of Appeal allowed the proposed representative Plaintiffs’ appeal in part. The Ontario Court of Appeal set aside the Ontario Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to the Company’s capital cost and scheduling estimates as well as to certain accounting and financial reporting issues, and remitted to the Ontario Superior Court the issue of whether leave to proceed should be granted in respect of those claims. The Ontario Court of Appeal upheld the Ontario Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to certain environmental matters in Chile. The Company continues to consider all options in response to the Ontario Court of Appeal decision.

The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court has indicated that it currently does not intend to hear that motion until after the Ontario Court of Appeal has decided the appeal described above.

The Company intends to vigorously defend the remaining proposed Canadian securities class actions.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, received a Resolution (the “Original Resolution”) from the SMA that requires CMN to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the

Company to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).

On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.

As previously noted, CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on the appeal was held on November 6, 2018, and CMN continues to evaluate all of its legal options. A decision of the Environmental Court on the remaining appeals is still pending.

Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017.

On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect.

On September 17, 2020, the Antofagasta Environmental Court issued a ruling in which it upheld the closure order and sanctions imposed on CMN by the SMA in the Revised Resolution from January 2018. As part of its ruling, the Environmental Court also ordered the SMA to reevaluate certain environmental infringements contained in the Revised Resolution which may result in the imposition of additional fines against CMN. The Company confirmed that it will not appeal the Environmental Court’s decision, and the Chilean side of the Pascua-Lama project will now be transitioned to closure in accordance with that ruling.

On October 6, 2020, a group of local farmers challenged the Environmental Court’s decision. The challenge, which was brought before the Chilean Supreme Court, claims that the fines imposed by the SMA were inadequate and seeks to require the SMA to issue additional and more severe sanctions against CMN. The Chilean Supreme Court has not yet decided whether to accept this appeal.

Veladero – Operational Incidents and Associated Proceedings

MAS, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents at the Veladero VLF occurring in March 2017 (the “March 2017 incident”), September 2016 (the “September 2016 incident”) and September 2015 (the “September 2015 incident”), and involving the San Juan Provincial mining authority, the Argentine federal government, and certain residents of Jachal, Argentina. Regulatory authorities were notified following the occurrence of each of these incidents, and remediation and/or monitoring activities were undertaken as appropriate. Although the September 2015 incident resulted in the release of cyanide-bearing process solution into a nearby waterway, environmental monitoring conducted by MAS and an independent third party has demonstrated that the incident posed no risk to human health at downstream communities. Monitoring and inspection following the September 2016 incident and remediation and inspection following the March 2017 incidents confirmed that those incidents did not result in any long-term environmental impacts. Except for the administrative fine paid to the San Juan Provincial mining authority (see “San Juan Provincial Regulatory Proceedings”).

Regulatory Proceedings and Actions

San Juan Provincial Regulatory Proceedings

On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the Mining Code relating to the September 2015 incident. MAS was formally notified of the imposition of an administrative fine in connection with the incident on March 15, 2016. MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. After the San Juan government rejected MAS’ administrative appeal of this decision, on September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts, which is ongoing.

MAS is also the subject of a consolidated provincial regulatory proceeding related to the September 2016 incident and the March 2017 incident. MAS received notice of a resolution on December 27, 2017, from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) for both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. MAS was notified in March 2018 that the San Juan Provincial mining authority had rejected the request for reconsideration of the administrative fine. A further appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action

Following the March 2017 incident, an “amparo” protection action (the “Provincial Amparo Action”) was filed against MAS in the Jachal First Instance Court, San Juan Province (the “Jachal Court”) by individuals who claimed to be living in Jachal, San Juan Province, Argentina, seeking the cessation of all activities at the Veladero mine or, alternatively, a suspension of the mine’s leaching process. On March

30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process. The Jachal Court lifted the leaching process suspension in June 2017. The Jachal Court tried to join this proceeding with the Federal Amparo Action (as defined below), triggering a jurisdictional dispute. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court in connection with the Federal Amparo Action described below, meaning that the Jachal Court has retained jurisdiction over the Provincial Amparo Action and the two amparo actions were not effectively joined. The Provincial Amparo Action case file has not yet been remitted to the Jachal Court by the Supreme Court (see “Federal Amparo Action” below).

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed an amparo protection action in the Federal Court in connection with the March 2017 incident (the “Federal Amparo Action”) seeking an order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspension orders described in the Provincial Amparo Action above, and challenged the jurisdiction of the Federal Court as well as the standing of the National Minister of Environment and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court. The Company was notified on October 1, 2020, that the National Ministry of the Environment had petitioned the Federal Court to resume the proceedings following the Supreme Court’s decision that the Federal Court is competent to hear the case. The Federal Court ordered the resumption of the proceedings on February 19, 2021.

Civil Action

On December 15, 2016, MAS was served notice of a civil action filed before the San Juan Provincial Court by certain persons allegedly living in Jachal, San Juan Province, claiming to be affected by the Veladero mine and, in particular, the VLF. The plaintiffs requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the mine and replace that process with one that is free of hazardous substances, implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. These claims were supplemented by new allegations that the risk of environmental damage had increased as a result of the March 2017 incident. MAS replied to the lawsuit in February 2017 and it also responded to the supplement claim and intends to continue defending this matter vigorously.

Criminal Matters

Provincial Criminal Proceedings

In August 2017, the San Juan Court of Appeals confirmed criminal indictments against eight current and former MAS employees in connection with the September 2015 incident (the “Provincial Criminal Action”). MAS is not a party to the Provincial Criminal Action. On August 23, 2018, the defendants in the Provincial Criminal Action were granted probation. All defendants have now completed the probationary period and, having complied with good behavior and community service requirements, have requested dismissal of the charges against them without admitting to any wrongdoing. A decision on the dismissal is pending.

Federal Criminal Matters

A federal criminal investigation was initiated by a Buenos Aires federal court (the “Federal Court”) based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the September 2015 incident (the “Federal Investigation”). On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal officials, ruling that the Federal Court does not have jurisdiction to investigate the solution release.

On April 11, 2018, the federal judge indicted three former federal officials, alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls during 2015 and the case was sent to trial.

In June 2018, the federal judge ordered additional environmental studies in the communities downstream from the Veladero mine, but this order was overturned due to lack of jurisdiction by the Federal Supreme Court on October 8, 2020.

Glacier Investigation

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) with regard to the September 2015 incident. On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign the Glacier Investigation to himself, and to request that be admitted as a party in order to present evidence supporting MAS. On September 14, 2017, the Federal Court of Appeals ordered the federal judge to consolidate the two investigations and clarified that MAS is not a party to the case and therefore does not have standing to seek the recusal of the federal judge, but nonetheless recognized MAS’ right to continue to participate in the case (without clarifying the scope of those rights).

On November 27, 2017, the federal judge indicted four former federal officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s glacier legislation. The Court of Appeals confirmed the indictments and on August 6, 2018, the case was assigned to a federal trial judge.

In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation and will face trial. In 2019, one of the former federal official, who was indicted on separate charges under both investigations, passed away and charges against him were dropped.

Due to the Argentine response to Covid-19 and a procedural challenge by one of the former federal officials, the oral arguments originally scheduled for April and May 2020 in this matter have been postponed and have not yet been rescheduled.

Veladero – Tax Assessment and Criminal Charges

On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $6.5 million at the prevailing exchange rate at December 31, 2020), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.

On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.

In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).

Hearings for the Criminal Tax Case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and which has been appealed by the prosecution.

The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously.

Perilla Complaint

In 2009, BGI and Placer Dome were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court of Boac”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome, which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, BGI and Placer Dome filed a motion to have the Court of Boac resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011, the Court of Boac granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court of Boac. To date neither the plaintiffs nor the Company has advised the Court of Boac of an intention to resume the proceedings. The Company intends to defend the action vigorously.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy (the “Petitioners”) versus Placer Dome Inc. and Barrick Gold Corporation. In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome and the Company, ordered Placer Dome and the Company to make a verified return of the Writ within ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome violated the Petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The Petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome, which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the minesite that are alleged to have sustained environmental impacts. A Writ of Kalikasan brought under the then-new Rules of Procedure in Environmental Cases (the “Environmental Rules”) is intended to be a mechanism for speedy relief and the Environmental Rules impose rigid deadlines and other requirements on such proceedings, including that a petitioner file and serve all evidence on which it relies at the outset of the proceeding and a respondent file all evidence on which it relies within 10 days of being served. While the Company complied with this requirement and filed extensive affidavit evidence, including expert affidavits, at the time it filed its Return Ad Cautelam in April 2011, the Petitioners did not file any affidavits in support of their Writ and the only evidence filed or referenced by the Petitioners was various documents and news articles with no person testifying to their contents. The Company filed a motion challenging the Court of Appeal’s jurisdiction over both the proceedings and the Company at the outset of the proceedings, and also challenged the constitutionality of the Environmental Rules pursuant to which the Petition was filed.

In October 2011, the proceedings were suspended to permit the Petitioners to explore the possibility of a settlement. Although discussions ended without a resulting settlement by December 2013, with the exception of a few inquiries by the Court of Appeal as to the status of the settlement and the Petitioners’ intentions, the proceedings remained essentially inactive between October 2011 and September 2018 when the Petitioners sought to have the suspension lifted and the proceedings resume.

In March 2019, the Court of Appeal lifted the suspension of proceedings. Between March 2019, when the suspension of proceedings was lifted and January 2020, the Court of Appeal has: (i) rejected the Company’s constitutional objections and held that the Court of Appeal has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in their petition; (ii) directed a court-annexed mediation, which did not result in settlement; (iii) dismissed the Company’s arguments that the proceedings should be dismissed for delay, laches and due process reasons; (iv) conducted a preliminary case conference in January 2020; and (v) permitted the Petitioners to file late two affidavits in September 2019, over the Company’s objections. The Company has consistently challenged all adverse Court of Appeal decisions, including by way of certiorari to the Supreme Court. In all instances, such attempts have been unsuccessful.

A tentative trial date in March 2020 was postponed due to the Philippine government’s response to the Covid-19 pandemic. Subsequently, a September 2020 trial date was set, but later cancelled by the Court of Appeal because of a late request by Petitioners’ counsel, over the objections of the Company.

Since June 2020, the Petitioners have taken numerous steps to attempt to seek to expand the issues for consideration by the Court of Appeal in these proceedings beyond the scope of the original Writ and also to supplement the evidentiary record outside the strict limitations of the Environment Rules, including by: (i) filing a motion asking the Court of Appeal to issue a Temporary Environmental Protection Order on broader grounds than those pleaded in the original Writ; (ii) filing a motion requesting a discovery order for the “ocular inspection” of various physical locations in or around the Marcopper Minesite on the basis of alleged issues not previously pleaded in the original Writ; and (iii) filing a motion days prior to a scheduled trial date seeking to cancel the trial date and revert the proceedings to the preliminary conference stage to allow the Petitioners to file additional evidence, to add additional individuals to their list of witnesses, and to file additional judicial affidavits on behalf of additional witnesses. The Company has objected to such steps in materials filed with the Court of Appeal.

On October 27, 2020, the Province of Marinduque filed a Motion for Leave to Intervene and a Petition in Intervention in the Supreme Court (the “Intervention Motion”). In the Intervention Motion, the Province sought leave to intervene in the case and effectively also sought to expand the scope of relief to include claims regarding alleged maintenance and structural integrity issues of infrastructure at the Marcopper Minesite, amongst other issues not raised in the original Writ of Kalikasan. On November 17, 2020, the Supreme Court issued a Resolution referring the Intervention Motion to the Court of Appeal; however, the Company did not receive notice of this Resolution until January 26, 2021. On January 21, 2021, the Court of Appeal issued a resolution admitting the Intervention Motion before the Court of Appeal, granting the Intervention Motion and accepting for filing the Petition in Intervention. The January 21, 2021 Resolution was issued without the Court of Appeal affording the Company due process and an opportunity to respond to the merits of the Intervention Motion. On February 9, 2021 the Company filed a Motion for Partial Reconsideration of the January 21, 2021 Resolution seeking to set aside the granting of the

Intervention Motion by the Court of Appeal and to have the Intervention Motion dismissed. On February 17, 2021, the Province of Marinduque filed a Motion to Implead asking the Court of Appeal to add Marcopper Mining Corporation as a respondent. On March 1, 2021, the Company filed both a Manifestation submitting that the Motion to Implead is premature in light of the Company’s Motion for Partial Reconsideration filed February 9, 2021, and an Opposition to the Motion to Implead. The Court of Appeal has not yet ruled on the Motion for Partial Reconsideration or the Motion to Implead.

On November 25, 2020, the Court of Appeal set a new trial date of December 2, 2020. The trial began on December 2, 2020, with the Petitioners calling a new witness not disclosed prior to September 2020 and stating their intention to call seven more unspecified witnesses. The Company has made multiple filings and submissions recording its objections to the Petitioners being permitted to call witnesses whose affidavits have been delivered outside the prescribed time requirements and years after the Company has filed its evidence in response to the Petitioners claims.

On January 7, 2021, the Petitioners filed an urgent motion to cancel the second trial date scheduled for January 11, 2021 on the basis that the witness they intended to call would not be able to appear at the hearing. The Company objected. Although the Court of Appeal issued an order dismissing the Petitioners’ request to cancel the January 11, 2021 hearing date, the Court of Appeal nevertheless effectively granted the relief sought by the Petitioners by acknowledging that the Petitioners’ next witness could be called instead on the reserved hearing date on January 27, 2021.

On January 21, 2021, the Court of Appeal ruled on the Company’s objections to the Petitioners being permitted to call witnesses whose affidavits were delivered late and ordered the Petitioners to submit all of their remaining judicial affidavits within a non-extendable 15 days from notice (by February 10, 2021). The Company intends to seek reconsideration of this ruling. One additional judicial affidavit was delivered by the Petitioners by February 10, 2021. However, it is not clear how many additional witnesses the Petitioners intend to call or will be permitted to call, as the Petitioners manifested their intention to introduce additional evidence without judicial affidavits and the Company has objected to the Petitioners’ manifested intention as well as to the admissibility of the additional judicial affidavit delivered by the Petitioners.

The Petitioners called one witness on January 27, 2021. The next hearing date has not yet been scheduled by the Court of Appeal.

The Company intends to continue to defend the action vigorously.

Malian Tax Dispute

Each of Loulo and Gounkoto (which together form the Loulo-Gounkoto complex) and Morila (which has since been sold, see “General Development of the Business - Operational Excellence and Sustainable Profitability”) have separate legally binding establishment conventions with the State of Mali, which guarantee fiscal stability, govern applicable taxes and allow for international arbitration in the event of disputes. Despite these establishment conventions, prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $268 million at January 1, 2019. As at the end of the second quarter of 2019, the total claim for 2018 and prior year periods had risen to $275 million.

During 2016, Randgold received payment demands in respect of certain of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes, which after offsetting other tax payments resulted in a receivable being recorded of $41 million. As part of the purchase price allocation for the Merger, the fair value of this receivable was reduced to nil. In July 2019, a further advance of $43 million was paid to the State of Mali as part of a settlement proposal to resolve outstanding assessments with respect to 2016 and prior year periods. In addition, a further $17 million was accrued, bringing the total amount recorded for these events to $60 million at the end of the second quarter of 2019. This additional accrual amount was recorded as a further update to the purchase price allocation, and was paid in the fourth quarter of 2019.

In January 2020, the Government of Mali signed a protocol (the “Malian Protocol”), which set forth the terms of its working relationship with the Company, including an agreement on tax principles that effectively reflects the Company’s tax filings in 2017 and subsequent years.

The Company has settled all of the historic tax disputes, including the reconciliation of VAT balances as at June 30, 2019, with the State of Mali and the matters are now closed. The existing disputes were settled for an amount within the provision recorded for these matters in the Company’s 2019 Annual Financial Statements.

The Malian tax authorities have commenced an audit of Loulo and Gounkoto for the 2017, 2018 and 2019 financial years, in accordance with the principles set out in the Malian Protocol.

Reko Diq Arbitration

Barrick currently indirectly holds 50% of the shares of Tethyan Copper Company Pty Limited (“TCC”), with Antofagasta indirectly holding the other 50%. On November 15, 2011, the Government of the Province of Balochistan notified Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of TCC) of the rejection of TCCP’s application for a mining lease for the Reko Diq project, to which TCCP was lawfully entitled subject only to “routine” government requirements. On November 28, 2011, TCC filed a request for international arbitration against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan.

In July 2019, ICSID awarded $5.84 billion in damages to TCC in relation to the arbitration claims and unlawful denial of a mining lease for the Reko Diq project (the “ICSID Award”). Damages include compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the ICSID Award of $1.753 billion. Compound interest continues to apply at a rate of US Prime +1% per annum until the ICSID Award is paid.

In November 2019, the GOP applied to annul TCC’s damages award, which resulted in an automatic stay on TCC from pursuing enforcement action. ICSID has constituted a committee (the “Annulment Committee”) to hear the annulment application, consisting of a president from South Korea and additional members from Mexico and Finland.

On September 17, 2020, with respect to the automatic stay of enforcement of the July 12, 2019 ICSID Award, the Annulment Committee ruled that: (i) the stay of enforcement of the ICSID Award would be continued on a conditional basis; (ii) Pakistan shall provide an unconditional and irrevocable bank guarantee or letter of credit for 25% of the ICSID Award, plus accrued interest as of the date of the decision, from a reputable international bank based outside of Pakistan, pledged in favor of TCC and to be released on the order of the Committee; (iii) Pakistan shall provide the Annulment Committee with a letter signed by Pakistan’s Minister of Finance or the official having full authority to bind Pakistan that, to the extent the ICSID Award is not annulled, it undertakes to recognize and pay the ICSID Award in compliance with its obligations under the ICSID convention; and (iv) should Pakistan not furnish the security and undertaking in the terms as set out above, to the satisfaction of the Annulment Committee, within 30 days after notification of the decision, the stay of enforcement in the amount of 50% of the ICSID Award, plus accrued interest as of the date of the decision, shall be lifted. If Pakistan did not satisfy its security and undertaking obligation, in order to commence collection, TCC must have within 30 days satisfied two conditions: (1) established an escrow account under the sole control of an international escrow agent and under the direction of the Annulment Committee into which any collected amounts will be placed; and (2) provided “an undertaking, to the satisfaction of the Annulment Committee, that, if the

ICSID Award is annulled, TCC will pay any amounts that Pakistan cannot recover from the escrow account that will hold assets obtained from enforcement, excluding those amounts due to Pakistan’s third-party creditors.” Pakistan has not posted the surety or undertaking, and TCC has commenced collections proceedings.

On November 20, 2020, TCC commenced collection actions in the British Virgin Islands (“BVI”). On December 3, 2020, the BVI Court recognized the ICSID Award, issued a provisional charging order against shares of PIA Investments, Minhal Inc. and PIA Hotels, companies TCC alleges to be assets of the GOP, injunctions against dissipation of value and or redomiciling those companies, and receivership over the assets of those companies. The GOP is opposing those orders and seeking to have them dissolved.

On March 16, 2021, ICSID registered a request for revision filed by the GOP, resulting in a provisional stay on enforcement of the ICSID Award. TCC is preparing its response to oppose the application for revision.

  Porgera Special Mining Lease Extension

Porgera’s SML terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017 and has been engaging with the Government of Papua New Guinea on this matter since then. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered. Also in 2019, in response to a request from Papua New Guinea Prime Minister Marape, the Company proposed a benefit-sharing arrangement that would deliver more than half the economic benefits from the Porgera mine to Papua New Guinea stakeholders, including the Government, for the remainder of the life of mine, estimated at 20 years.

On April 24, 2020, BNL, the majority owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that the SML would not be extended. The Company believes the Government’s decision not to extend the SML is tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL. The Company has been engaged in ongoing discussions with Prime Minister Marape and his Government in light of the potentially catastrophic impact of this decision for the communities at Porgera and in Enga Province, and for the country as a whole. On October 15, 2020, BNL and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements and BNL will retain operatorship and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are underway. In the meantime, all legal proceedings continue as discussed below.

BNL has been pursuing and will pursue all legal avenues to challenge the Government’s decision and to recover any damages that BNL may suffer as a result of the Government’s decision. Based on the communication received from the Government of Papua New Guinea that the SML would not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of BNL’s employees and adjacent communities. BNL remains in possession of the mine to conduct care and maintenance.

On April 28, 2020, BNL filed a Judicial Review action against the Government of Papua New Guinea in the Papua New Guinea National Court of Justice. Judicial Review is a proceeding that challenges the procedural and constitutional adequacy of government administrative actions. The Judicial Review action seeks to quash the decision not to extend the SML on the grounds that the Government did not comply with the applicable legal standards and processes.

Trial was set to commence in the Judicial Review action on August 12, 2020. BNL sought leave to appeal two procedural rulings of the National Court that would affect the trial to the Supreme Court of Papua New Guinea. The Government of Papua New Guinea then asked the National Court to dismiss the Judicial Review action on purely procedural grounds. On September 1, 2020, the Court granted the Government’s request and dismissed the Judicial Review action. BNL appealed that decision to the Supreme Court on September 7, 2020.

On October 1 and 6, 2020, the Supreme Court reversed the National Court’s decision and granted BNL’s appeals of the two procedural rulings. The Supreme Court has not yet heard BNL’s appeal of the National Court’s dismissal of the Judicial Review action.

On August 25, 2020, the Government of Papua New Guinea purported to grant a new special mining lease covering the Porgera Mine to Kumul Mineral Holdings Limited (“Kumul”), the state-owned mining company. BNL immediately took administrative steps seeking to force the Government of Papua New Guinea to delay or withdraw the issuance of the special mining lease to Kumul. These administrative steps were not successful and on September 24, 2020, BNL commenced another Judicial Review action seeking to quash the decision to issue the special mining lease to Kumul. On January 26, 2021, the National Court granted BNL leave for the Judicial Review. In its decision, the Court declared itself satisfied that there was an arguable case that warrants the grant of the leave.

On July 9, 2020, BNL initiated conciliation proceedings before the ICSID. Through this conciliation, BNL seeks to reach an agreement for the extension of the SML on terms that will be mutually beneficial to the Company and to all Papua New Guinea stakeholders.

Simultaneously with BNL initiating the conciliation proceedings, Barrick (PD) Australia Pty Limited (“Barrick PD”), the Company’s subsidiary and an investor in the Porgera mine, has given notice to the Government of Papua New Guinea that a dispute has arisen under the BIT between Papua New Guinea and Australia, and has referred the dispute to arbitration before the ICSID. Barrick PD seeks to recover damages it has already suffered and damages it may suffer in the future by virtue of the Government’s wrongful refusal to grant an extension of the SML. The dispute notice expressly invites the Government to engage in consultations and negotiations in an attempt to resolve the investment treaty dispute.

Porgera Tax Audits

In April 2020, BNL received a position paper from the Internal Revenue Commission (“IRC”) in Papua New Guinea asserting various proposed adjustments and other tax liabilities amounting to $131 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2020) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other taxes to $485 million (including penalties, based on the kina foreign exchange rate as at December 31, 2020). The Company has reviewed the amended assessments and concluded that there is no merit to the IRC’s tax audit adjustments, except for certain immaterial items for which a provision had already been made. BNL filed objections to the amended assessments on November 30, 2020 in accordance with the Papua New Guinea Income Tax Act.

The Company intends to defend its position vigorously.

Tanzania – Concentrate Export Ban and Related Disputes

On March 3, 2017, the GoT announced the Ban on the export of metallic mineral concentrates following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban located at the port in Dar es Salaam.

During the second quarter of 2017, the GoT initiated investigations which resulted in allegations of historical undeclared revenue and unpaid taxes by Acacia and its predecessor companies. Acacia subsequently received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties. In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Acacia disputed these assessments through arbitration and the Tanzanian tax appeals process, respectively.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the GoT introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review. Barrick continues to monitor the impact of all new legislation.

On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Acacia did not participate directly in these discussions as the GoT had informed Barrick that it wished to continue dialogue solely with Barrick. Barrick and the GoT also agreed to form a working group that would focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the GoT included (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working group. Barrick and the GoT also reviewed the conditions for the lifting of the Ban.

On February 20, 2019, Barrick announced that it had arrived at a proposal with the GoT that set forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania.

On May 19, 2019, the GoT Negotiating Team wrote to Acacia’s three Tanzanian operating companies to indicate that the GoT had resolved not to proceed to execute final agreements for the resolution of Acacia’s disputes if Acacia was one of the counterparties to the agreements.

Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorized the resumption of gold exports from North Mara subject to its adherence to the export procedure.

On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia that Barrick did not already own, with the belief that the recommended final offer would enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule

2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT.

On September 12, 2019, the High Court of Justice in England and Wales made an order sanctioning the Scheme, and on September 17, 2019, Barrick completed the acquisition of all of the shares of Acacia that the Company did not already own pursuant to the Scheme. Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga is 16% owned by the GoT and provides management services to the mines.

The terms of the signed agreement include: the payment of $300 million to settle all outstanding tax and other disputes; the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

An initial portion of $100 million of the Settlement Payment was paid to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain conditions.

In October 2020, Twiga paid a maiden interim cash dividend of $250 million, of which $40 million was paid to the GoT.

Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

Tanzanian Revenue Authority Assessments

The Tanzanian Revenue Authority (“TRA”) issued a number of tax assessments to Acacia related to past taxation years from 2002 onwards. Acacia believed that the majority of these assessments were incorrect and filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it was Acacia’s assessment that the relevant assessments and claims by the TRA were without merit.

The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia (then African Barrick Gold plc) to its shareholders from 2010 to 2013. Acacia appealed this assessment on the substantive grounds that, as an English incorporated company, it was not resident in Tanzania for taxation purposes. In August 2020, the Tanzanian Court of Appeal found African Barrick Gold plc (now called Barrick TZ Limited) to be tax resident in Tanzania upholding an earlier decision from the TRA, and that as a result, withholding tax was payable on the dividends of $41.3 million, plus accrued interest, previously declared and paid between 2010 to 2013, inclusive. During October 2020, Barrick TZ Limited filed a motion for the Tanzanian Court of Appeal to review this decision with written submissions following in December 2020. No date has been set for the Tanzanian Court of Appeal to review its decision.

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia was resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments were levied on certain of Acacia’s net profits before tax. Acacia appealed these assessments at the TRA Board level. Acacia’s substantive grounds of appeal were based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.

In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. All of these disputes with the TRA were resolved as part of the settlement with the GoT described under the heading “Tanzania – Concentrate Export Ban and Related Disputes” above.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga is 16% owned by the GoT and provides management services to the mines.

The terms of the signed agreement are consistent with those previously announced, including: the Settlement Payment; the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million which was paid to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

All of the tax disputes with the TRA were considered resolved as part of the settlement with the GoT described above under “Tanzania – Concentrate Export Ban and Related Disputes.” As noted above, Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

Zaldívar Chilean Tax Assessment

On August 28, 2019, Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada (“CMZ”), received notice of a tax assessment from the Chilean Internal Revenue Service (“Chilean IRS”) amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the “Zaldívar Tax Assessment”). The Zaldívar Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed with CMZ’s position and reduced the Assessment to $575 million including interest and penalties. CMZ will continue discussions with the Chilean IRS, prior to the authority’s final decision.

On March 17, 2020, CMZ, Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, filed a claim against the Chilean IRS at the Tax Court of Coquimbo (the “Tax Court”) to nullify the tax assessment relating to the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015 (the “2015 Tax Assessment”). The Chilean IRS filed their response to CMZ’s claim on April 13, 2020.

On May 22, 2020, the Tax Court held a conciliation hearing which did not result in the resolution of the matter. The Tax Court then granted a joint proposal from CMZ and the Chilean IRS to suspend the legal case until October 2020 while settlement discussions continue.

In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). On September 9, 2020, CMZ filed a claim at the Tax Court to nullify the 2016 Tax Assessment and the Chilean IRS filed its response on October 7, 2020.

On September 29, 2020, the Tax Court approved CMZ’s request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) in a single proceeding. Court proceedings have been delayed as a result of the Covid-19 pandemic.

The Company believes that the Zaldívar Tax Assessments are without merit and intends to vigorously defend its position.

Massawa Senegalese Tax Dispute

On July 13, 2020, the Company received a notice of Confirmation of Reassessment in the amount of $216 million (as calculated at December 31, 2020) in connection with tax arising on the disposal of the Massawa project. The Company believes the claim is wholly without merit, as Massawa’s mining convention with the State of Senegal specifically precludes the proposed tax claim. The Company submitted its responses to the Senegalese Tax Authority on June 5, 2020 and September 2, 2020. On March 10, 2021, the Company filed an application with the International Chamber of Commerce in Paris in accordance with the Mining Convention for Gold and Related Substances, dated November 24, 2003, pertaining to the Senegal mining code between the Government of the Republic of Senegal and the Company. Arbitration proceedings are expected to commence within the next twelve months. The Company intends to vigorously defend its position.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. The results of pending or threatened proceedings related to any potential tax assessments or other matters cannot be predicted with certainty.

RISK FACTORS

Barrick’s performance and its future operations are and may be affected by a wide range of risks. The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper was to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices have fluctuated widely in recent years. These fluctuations can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Future production from Barrick’s mining properties is dependent on gold and copper prices that are adequate to make these properties economically viable. During 2020, the gold price ranged from $1,452 per ounce to $2,075 per ounce. The average market price of gold in 2020 was $1,770 per ounce, an increase of 27% compared to the 2019 average. Based on current estimates of Barrick’s 2021 gold production and sales, a $100 per ounce increase or decrease from the $1,700 per ounce gold price assumption used to determine guidance will result in an approximately $620 million increase or decrease, as applicable, in the Company’s EBITDA. EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information, see “Non-GAAP Financial Measures” at pages 175 to 204 for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form. Factors tending to affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	the volume of recycled material available in the market;

•	speculative trading; and

•	costs and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	the value of alternative investments, including global equity prices;

•	interest rates; and

•	global or regional, political or economic uncertainties.

Based on current estimates of Barrick’s 2021 copper production and sales, a $0.25 per pound increase or decrease from the $2.75 per pound copper price assumption used to determine guidance will result in an approximately $60 million increase or decrease, as applicable, in the Company’s EBITDA. EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information, see “Non-GAAP Financial Measures” at pages 175 to 204 for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form. Factors tending to affect the price of copper include:

•	the worldwide balance of copper demand and supply;

•	rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper;

•	economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies;

•	speculative investment positions in copper and copper futures;

•	the availability of secondary material for smelting;

•	expectations of the future rate of inflation;

•	the price of input costs, including fuel;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

Barrick’s gold production is sold into the spot market or to refiners at market prices. The sales price for Barrick’s copper production is determined provisionally at the date of sale with the final price determined based on market copper prices at a future date set by the customer, generally one to three months after the initial date of sale. Market prices for copper may fluctuate during this extended settlement period. The prices of Barrick’s copper sales are marked-to-market at the balance sheet date based on the forward copper price for the relevant quotational period. All such mark-to-market adjustments are recorded in copper sale revenues. If the market price for copper declines, the final sale price realized by the Company at settlement may be lower than the provisional sale price initially recognized by the Company, requiring negative adjustments to Barrick’s average realized copper price for the relevant period.

In addition, certain of Barrick’s mineral projects include other minerals (principally silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of reserve estimates;

•	metallurgical recoveries with respect to gold, copper and by-products;

•	capital and operating costs of such projects;

•	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;

•	the accuracy of engineering and changes in scope;

•	the ability to manage large-scale construction;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop such projects.

The Company’s ability to maintain its license to operate in all of the jurisdictions in which Barrick has projects is also important to the success of those projects (see “Community relations and license to operate”).

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Barrick to, among other things, find or generate suitable sources of water and power for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “Global financial conditions” and “Liquidity and level of indebtedness”). It is also not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

Projects have no operating history upon which to base estimates of future financial and operating performance, including future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. As such, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. For example, Barrick’s Pascua-Lama project experienced a significant increase in its capital cost estimate and length of construction schedule since the feasibility study on the project. The project has been suspended since 2013 and a decision to proceed with development will depend on improved economics and more certainty relating to legal and permitting matters (for more information, see “Exploration and Growth Projects – Exploration – Pascua-Lama, Chile and Argentina”).

If Barrick declines or is unable to advance a project on a particular timetable or at all, the rights associated with the project could be negatively affected.

Mineral reserves and resources

Barrick’s mineral reserves (or ore reserves) and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Because Barrick prepares this Annual Information Form in accordance with the disclosure requirements of Canadian securities laws, it contains resource estimates, which are required by National Instrument 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available, as actual production experience is gained or as the Company’s mining methods are changed. No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves uneconomic to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies, the processing of new or different ore grades, the technical complexity of ore bodies, unusual or unexpected ore body formations, ore dilution or varying metallurgical and other ore characteristics may cause mineral reserves (or ore reserves) to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience, fluctuations in the price of metals, or changes in other assumptions on which they are based. Any of these factors may require Barrick to reduce its mineral reserves (or ore reserves) and resources, which could have a negative impact on Barrick’s financial results.

Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves. In addition, changes to mine plans due to capital allocation decisions could cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves. For example, Porgera has been excluded from guidance for 2021, but remains within reserves at December 31, 2020 (see Note 4 to “Notes to the Barrick Mineral Reserves and Resources Tables”).

Replacement of depleted reserves

Barrick’s mineral reserves must be replaced to maintain production levels over the long-term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature and identifying new ore bodies is becoming increasingly difficult. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. Depletion of reserves may not be offset by discoveries or acquisitions and divestitures of assets could lead to a lower reserve base. Barrick may continue to dispose of additional assets in 2021 or future years as part of its ongoing focus on Tier One Gold Assets, Tier Two Gold Assets, Strategic Assets and other strategic initiatives, which may further deplete Barrick’s reserves. Reserves estimated in accordance with National Instrument 43-101 may also decrease due to economic factors such as the use of a lower metal price assumption. However, such a decline would not be a reduction in the actual mineral base of the Company, as the ounces or pounds removed from Barrick’s reserves due to the use of a lower gold or copper price assumption would be transferred to resources, preserving the option to access them in the future at higher gold or copper prices. The mineral base of Barrick will decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production to or beyond the currently contemplated mine lives, based on current production rates.

Foreign investments and operations

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many foreign countries, including the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the DRC, Mali, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania and Zambia. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•

changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices (see “Legal Matters –Government Controls and Regulations”);

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	currency fluctuations;

•

restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold, copper or other minerals;

•	limitations on the repatriation of earnings;

•	reliance on advisors and consultants in foreign jurisdictions in connection with regulatory, permitting or other governmental requirements;

•	increased financing costs; and

•

risk of loss due to disease, such as malaria or the zika virus, and other potential medical endemic or pandemic issues, such as Ebola or Covid-19, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

Operating in emerging markets can increase the risk that contractual and/or mineral rights may be disregarded or unilaterally altered. A SLA between the Dominican State and PVDC governs the development and operation of the Pueblo Viejo mine, including applicable tax rates. Barrick has a 60% equity interest in PVDC. Following the achievement of commercial production at Pueblo Viejo mine in January 2013, the Dominican State engaged PVDC in discussions to amend the SLA. These amendments became effective on October 5, 2013, and resulted in additional and accelerated tax revenues to the Dominican State.

Barrick has operations and conducts business, and is subject to taxation, in a number of emerging market jurisdictions. These taxation laws are complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course.

In the DRC, the DRC Mining Code (2002) and associated regulations have been amended with an updated DRC Mining Code (2018) and related regulations. The updated law and regulations include potentially adverse changes with respect to the removal of fiscal stability protection, royalty rates, income taxes, import and other duties, value-added, indirect capital gains taxes and local content. Presidential and Parliamentary elections in the DRC occurred in December 2018. The exact impact of both the newly appointed government in the DRC and the DRC Mining Code (2018) and related regulations will only be fully known once the new government has clarified and implemented the new laws and regulations. Barrick has nevertheless made full payment on all taxes demanded by the government to date. All payments were made under duress in order to protect the Company’s acquired and vested rights under the DRC Mining Code (2002); however, there is no guarantee that the government will not challenge these acquired and vested rights under the DRC Mining Code (2002). Continued engagement with the government of the DRC has resulted in the submission of an application for a number of exemptions and waivers pursuant to article 220 of the DRC Mining Code (2018) as part of Barrick’s efforts to reach a mutually acceptable path forward. Article 220 affords benefits to mining companies in landlocked provinces with infrastructure challenges, such as the province in which the Kibali mine is located. See “Legal Matters – Government Controls and Regulations”.

In Mali, Barrick operates Loulo-Gounkoto under mining conventions entered into with the Government of Mali. These mining conventions contain stabilization provisions to protect Barrick’s subsidiaries with interests in Mali from adverse amendments to the Mali tax codes. The Mali tax code was amended in 2017 to, among other things, introduce indirect capital gains taxes. Although Barrick has stabilization protection in respect of these provisions and the Mali tax authorities have not sought to apply these provisions in relation to Barrick, there can be no certainty that the Mali tax authorities will not seek to challenge such stabilization protection. On September 27, 2019, Mali adopted an ordinance introducing the 2019 Mining Code, which was ratified by the Malian National Assembly on April 28, 2020. For further information, see “Legal Matters – Government Controls and Regulations” and “Legal Matters – Legal Proceedings – Malian Tax Dispute”.

On October 20, 2019, Barrick reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. These disputes related to, among other things, the Ban on the export of gold/copper concentrate and tax reassessments for approximately $190 billion. On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga is 16% owned by the GoT and provides management services to the mines. While Barrick and the GoT continue to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties, there can be no assurance that all such conditions will be satisfied or that the GoT will not impose other measures that may negatively impact Barrick’s performance or operations in the future. Failure of either Barrick or the GoT to adhere to the terms of the agreement or the imposition of other measures by the GoT may have a material adverse impact on Barrick’s cash flows, earnings, results of operations and financial position. See “Legal Matters – Government Controls and Regulations” and “Legal Matters – Legal Proceedings – Tanzania – Concentrate Export Ban and Related Disputes”.

In April 2020, BNL received a position paper from the IRC in Papua New Guinea asserting various proposed adjustments and other liabilities amounting to $131 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2020) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other taxes to $485 million (including penalties, based on the kina foreign exchange rate as at December 31, 2020). The Company has reviewed the amended assessments and concluded that there is no merit to the IRC’s tax audit adjustments, except for certain immaterial items for which a provision had already been made. BNL filed objections to the amended assessments on November 30, 2020, in accordance with the Papua New Guinea Income Tax Act. While the Company intends to defend its position vigorously and has not recorded any additional estimated amounts for the potential liability arising from the amended assessments, the Company cannot reasonably predict the outcome. See “Legal Proceedings – Porgera Tax Audits”.

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs at operations in emerging markets, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects.

There can be a greater level of political, social and economic risk in emerging markets compared to some other countries in which Barrick operates. Operations in emerging markets may be subject to more frequent civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism. These disturbances and criminal activities have caused disruptions at certain of Barrick’s operations or joint ventures, including the Porgera joint venture in Papua New Guinea (in which Barrick has a 47.5% interest), the Lagunas Norte mine (which will be sold on closing of the transaction announced on February 16, 2021 - see “General Development of the Business - Operational Excellence and Sustainable Profitability”) and the Pierina mine (now in closure) in Peru, the Pueblo Viejo mine in the Dominican Republic (in which Barrick has a 60% interest), the Tongon mine in Côte d’Ivoire (in which Barrick has an 89.7% interest) and certain of Barrick’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks, including entering into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. The measures that have been implemented by Barrick will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for Barrick or its respective employees and/or financial damages or penalties.

Similarly, different economic and social issues exist in emerging markets which may affect Barrick’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS, tuberculosis and the Ebola virus) are major health care issues in African countries. Workforce training and health programs to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria in the DRC, Mali, Côte d’Ivoire, Zambia and other jurisdictions in Africa, and infectious disease programs including malaria control programs and HIV/AIDS awareness and prevention programs in Tanzania, may prove insufficient to adequately address these serious issues.

The foregoing risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Certain of these risks have increased in recent years. Furthermore, in the event of disputes arising from Barrick’s activities in Argentina, Chile, Côte d’Ivoire, the DRC, the Dominican Republic, Mali, Papua New Guinea, Peru, Saudi Arabia, Tanzania, Zambia and Pakistan, Barrick has been and may continue to be subject to the jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

Foreign subsidiaries

A significant portion of Barrick’s business is carried on through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Barrick’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Barrick’s valuation and stock price.

Production and cost estimates

Barrick prepares estimates of future production, total cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to mineral or ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. To the extent that Barrick fails to or is alleged to fail to comply with any applicable regulation, whether in the future or in the past, the Company may be unable to continue to operate successfully at a particular location. See “Legal Matters – Government Controls and Regulations”.

Permitting and Government Relations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive permitting requirements. Failure to obtain required permits and/or to maintain compliance with permits once obtained could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to obtain and comply with all of its required permits, there can be no assurance that Barrick will obtain all such permits and/or achieve or maintain full compliance with such permits at all times. Activities required to obtain and/or achieve or maintain full compliance with such permits can be costly and involve extended timelines. Previously issued permits may be suspended or revoked for a variety of reasons, including through government or court action (see “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions” for information regarding the status of the Chilean environmental approval for the Pascua-Lama project). Failure to obtain and/or comply with required permits can have serious consequences, including: damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; or increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Barrick’s ability to successfully obtain and maintain key permits and approvals will be impacted by its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities and may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Barrick has made, and expects to make in the future, significant expenditures to comply with permitting requirements and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could have a material adverse impact on Barrick. For example, on August 16, 2019, Porgera’s current SML expired, and on April 24, 2020, the Government of Papua New Guinea indicated that the SML would not be extended. On October 15, 2020, BNL and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. While Barrick has been actively working with the government of Papua New Guinea to negotiate a memorandum of agreement, it is not certain if or when a binding memorandum of agreement will be reached by the parties or, if an agreement is reached, what the final terms will be (including Barrick’s percentage ownership interest in the Porgera mine). There is a risk that an extension to the SML may not be obtained. Should an extension not be obtained, there is a risk that the government of Papua New Guinea will not recognize the right of the

Porgera joint venture to continue operating the mine. See “Legal Proceedings – Porgera Special Mining Lease Extension”.

Environmental, health and safety regulations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development, water management and protection of endangered and other special status species. Failure to comply with applicable environmental and health and safety laws and regulations could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to achieve full compliance with all such laws and regulations and with its environmental and health and safety permits, there can be no assurance that Barrick will at all times be in full compliance with such requirements. Activities required to achieve full compliance can be costly and involve extended timelines. Failure to comply with such laws, regulations and permits can have serious consequences, including: damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; or increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Future changes in applicable environmental and health and safety laws and regulations could substantially increase costs and burdens to achieve compliance or otherwise have an adverse impact on Barrick’s business, results of operations or financial condition (see “Government regulation and changes in legislation”).

Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable to third parties for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. While Barrick has implemented extensive health and safety initiatives at its sites to protect the health and safety of its employees, contractors and members of the communities affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

In addition, Barrick’s activities and ownership interests could expose the Company to liability in the United States under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. Barrick’s current or former operations in the United States may be subject to potential liability under CERCLA.

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain, may be contested, and title insurance is generally not available. Each sovereign state is generally the sole authority able to grant mineral property rights, and the ability to ensure that Barrick has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Although Barrick has attempted to acquire satisfactory title to its properties, these properties may be subject to prior unregistered agreements, transfers or claims, including claims made by Indigenous communities, and title may be affected by, among other things, undetected defects (particularly title to undeveloped properties). Any disputes about Barrick’s property holdings or title may have a material adverse impact on Barrick’s cash flows, earnings, results of operations and financial position.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, tailings dam failures, rock bursts, cave-ins, flooding, seismic activity and water conditions, most of which are beyond Barrick’s control. Barrick is also exposed to theft or loss of gold bullion, copper cathode or gold/copper concentrate. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operations.

Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding the identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will obtain or maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack or insufficiency of insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Climate change risks

Barrick recognizes that climate change is a global challenge that will affect its business in a range of possible ways. Barrick’s mining and processing operations are energy intensive, resulting in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As a result, Barrick is impacted by current and emerging policy and regulation relating to GHG emission levels, energy efficiency and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, the current regulatory trend may result in additional transition costs at some of Barrick’s operations. In addition, the physical risks of climate change may also have an adverse effect at some of Barrick’s operations. These may include increased incidence of extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. Associated with these physical risks is an increasing risk of climate-related litigation (including class actions) and the associated costs. Stakeholders are seeking enhanced disclosure on the material risks, opportunities, financial impacts and governance processes related to climate change. Adverse publicity or climate-related litigation could have an adverse effect on Barrick’s reputation or financial condition.

Water supply, management and availability challenges could impact operations

The Company acknowledges the right to clean, safe water and recognizes that access to a reliable water supply is critical to the hygiene, livelihood and environmental health of Barrick’s host communities. The Company aims to balance its operational water needs to ensure the effective operation of its mines with those of local communities, environments and ecosystems. Protecting the quality and quantity of water available to host communities and other users in its watersheds is a key component of Barrick’s sustainability strategy, as described under “Sustainability – Water”.

Water is a critical input to Barrick’s mining operations, and the increasing pressure on water resources around the globe requires the Company to consider current and future conditions in its management of water resources. The Company has operations in regions where water scarcity is an inherent risk and in other regions rainfall can vary greatly from year to year. Barrick’s operations in these regions face challenges related to limited supply, increased demand, and impacted water in various forms. Current and long-term risks include those that arise as a result of Barrick’s operations (e.g., the use of cyanide in process solution and risk of Acid Rock Drainage Metal Leaching) and events that are out of the Company’s control (e.g., extreme weather and other physical risks associated with climate change such as changes in rainfall and water availability, see “Risk Factors – Climate change risks”).

The Company’s approach to management of water-related risks is based on a commitment to responsible water use, including assessing and managing water risks and controls. Operating facilities and procedures have been designed to mitigate environmental impacts, monitor data collection and appropriately manage substances that have the potential to adversely impact local water resources in order to avoid permanent impacts to the availability of water resources and manage the quality and quantity of the water the Company uses and returns to the environment. However, water shortages may also result from environmental and climate events that are out of the Company’s control and ability to manage. For example, inadequate rainfall or the occurrence of drought may stop operations, which could impact production as a result. Conversely, excessive rainfall or flooding may also result in operational difficulties, including geotechnical instability (see “Risk Factors – Geotechnical challenges could impact profitability”), increased dewatering demands, and additional water management requirements.

Although each of its operations currently has sufficient water rights to cover operational demands, the Company cannot predict the potential outcome of pending or future legal proceedings or negotiations related to water rights, claims, contracts and uses, which may impact Barrick’s operations. The loss of water rights for any of Barrick’s mines, in whole or in part, or shortages of water to which Barrick has established rights, could impact existing operations or prevent future exploration. In addition, laws and regulations may be introduced in the jurisdictions in which the Company operates which could limit Barrick’s access to sufficient water resources (see “Risk Factors – Government regulation and changes in legislation”). All of these events could result in increased costs or disruptions that may impact Barrick’s production, which in turn could adversely affect the Company’s results of operations and financial position.

Security and human rights

Barrick’s operations and development and exploration activities extend to jurisdictions which may be considered to have an increased degree of security risk. During 2020, Mali continued to experience a number of security-related challenges, including attacks by insurgent militants and a military coup in August 2020, which led to the implementation of a transitional government for the remainder of 2020. These events have increased the security risk applicable to all mining companies in the country. The DRC has also experienced instability in certain provinces caused by certain militia groups. The impacts of these risks could impede the exploration, development and operation of Barrick’s mines in these countries.

In addition, civil disturbances and criminal activities, such as trespass, illegal mining, sabotage, theft and vandalism, have caused disruptions at certain of Barrick’s operations, including the Porgera joint venture in Papua New Guinea operated by BNL, the Lagunas Norte mine (which will be sold on closing of the transaction announced on February 16, 2021, see “Strategy – Operational Excellence and Sustainable Profitability” for more information) and the Pierina mine (now in closure) in Peru, the Pueblo Viejo mine in the Dominican Republic, the Kibali mine in the DRC, the Tongon mine in Côte d’Ivoire and certain of Barrick’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks. Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants. Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities. The measures that have been implemented by the Company cannot guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights (see “Narrative Description of the Business – Sustainability – Human Rights”). Barrick has implemented a number of measures and safeguards which are designed to assist its personnel in understanding and upholding these standards. The implementation of these measures will not guarantee that the Company’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increased community tensions, reputational harm to Barrick and its partners or result in litigation, criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera joint venture operated by BNL and at certain of Barrick’s operations in Tanzania. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for the illegal miners as well as Barrick’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Community relations and license to operate

The Company’s relationships with the communities in which it operates are critical to the continued success of its existing operations and the construction and development of its projects. There is an ongoing and potentially increasing public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on Barrick’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon Barrick’s financial condition and operations. Barrick seeks to promote improvements in health and safety, human rights, environmental performance and community relations. However, Barrick’s ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of Barrick’s employees, human rights, the environment or the communities in which Barrick operates.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to Barrick’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to Barrick’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. Barrick places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to Barrick’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Barrick’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Barrick operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that Barrick’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on Barrick’s reputation, as well as business, financial position and results of operations and could cause the market value of Barrick’s common shares to decline.

In addition, any failure by Randgold to have complied with a wide variety of applicable laws, such as those related to the environment, health and safety, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which Randgold operated prior to the completion of the Merger could subject Barrick to penalties and other adverse consequences. Moreover, the compliance mechanisms and monitoring programs adopted and implemented by Randgold prior to the Merger may not adequately have prevented or detected possible violations of such applicable laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Barrick.

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. The costs of defending or settling such litigation can be significant. If Barrick is unable to resolve these disputes favorably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Legal Proceedings”.

Geotechnical challenges could impact profitability

Barrick and the mining industry are facing continued geotechnical challenges associated with the aging of certain mines and the need to mine deeper pits and more complex deposits. This leads to higher pit walls, more complex underground operations and increased exposure to geotechnical instability. As Barrick’s operations mature, the open pit and underground operations at certain sites are getting deeper. Barrick has experienced geotechnical failures at some open pit operations and seismic events at some underground operations. Seismic events may also affect mining operations in other ways. For example, on February 26, 2018, a 7.5 magnitude earthquake struck Papua New Guinea, causing significant damage to the Hides natural gas power plant that supplies electricity to the Porgera mine. No assurances can be given that unanticipated adverse geotechnical conditions, such as pit wall failures, underground cave-ins and other ground-related instability, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks beyond Barrick’s control, such as severe weather, higher than average rainfall and seismic events. In addition, Barrick has numerous operational and closed tailings storage facilities in a variety of climatic and topographic settings. As of December 31, 2020, Barrick manages 63 tailings storage facilities, of which 21 are operating, 41 are closed, and one is inactive. The failure of tailings dam and storage facilities, and other impoundments at Barrick’s minesites, could cause severe and potentially catastrophic damage to property, the environment, persons, and Barrick’s reputation. For example, in early 2019, the extractive industry experienced a large-scale tailings dam failure at an unaffiliated mine, which resulted in numerous fatalities and caused extensive property, environmental and reputational damage. The Company regularly reviews and inspects all Barrick-owned or controlled tailings storage facilities for compliance with applicable legal requirements and global best practices; however, there can be no assurance that these events will not occur in the future. Geotechnical or tailings storage facility failures can result in limited access to minesites, suspension of operations, production delays, government investigations, increased costs, as well as injuries and deaths in the most extreme cases. All of these could adversely impact Barrick’s results of operations and financial position.

Joint ventures

Barrick holds an indirect interest in a number of joint ventures and properties, including Nevada Gold Mines in Nevada (61.5%), the Veladero mine in Argentina (50%), the Zaldívar copper mine in Chile (50%), the Pueblo Viejo mine in the Dominican Republic (60%), the Porgera mine in Papua New Guinea (47.5%), the Tanzanian mines (84%), the Jabal Sayid copper mine in Saudi Arabia (50%), the Kibali mine in the DRC (45%), the Loulo-Gounkoto complex in Mali (80%), the Tongon mine in Côte d’Ivoire (89.7%) and the Norte Abierto project in Chile (50%), the remaining interests in which are held by third parties. Barrick’s interests in these properties are subject to the risks customarily associated with the conduct of joint ventures, including: (i) disagreement with joint venture partners on how to develop and operate the mine efficiently or, in the case of exploration projects, on the exploration plan and related expenditures; (ii) inability to exert influence over certain strategic decisions; (iii) inability of joint venture partners to meet their obligations; and (iv) litigation regarding joint venture matters. Each of these risks could have a material adverse impact on Barrick’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Barrick’s future cash flows, earnings, results of operations and financial condition. In addition, Barrick is not always the operator of its joint venture projects. To the extent Barrick is not the operator, the success of any operations will be dependent on third party operators and Barrick may be unable to have any significant influence on the direction or control of the activities of the operators. Barrick will be subject to the decisions made by the operators of the joint venture properties and will rely on the operators for accurate information about the properties.

Availability and increased cost of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting the Company’s operating costs, capital expenditures and production schedules.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities and critical parts and equipment which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations, or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “Metal price volatility” above.

Artisanal and illegal mining

Artisanal and illegal miners are active on, or adjacent to, many of Barrick’s properties in emerging market jurisdictions, such as at the Company’s African and Asia Pacific minesites, including North Mara and Bulyanhulu, Tongon, Kibali, Loulo-Gounkoto and Porgera. For example, at some of these sites engagement with local and/or national authorities may be required in order to peacefully clear illegal miners. Artisanal and illegal mining may, but not always, involve trespass into the development or operating area of an existing mine. The methods used to extract minerals by artisanal and illegal miners may also be against the social and environmental laws of the relevant jurisdiction.

Artisanal and illegal mining is associated with a number of negative impacts which present risk to humans and property, including environmental degradation, human rights abuse, personal injury or death, security concerns, destruction of property and funding of conflict. The presence of artisanal and illegal miners can also lead to disputes and delays related to project development or operation of commercial gold deposits, and potentially lost gold production as a result of delays or theft. Additionally, effective local government administration is often lacking in the locations where artisanal miners operate where rapid population growth and the lack of functioning structures can create a complex social and unstable environment. The presence of artisanal and illegal miners could cause damage to Barrick’s properties or result in use of force or injury for which Barrick could potentially be held liable.

Barrick does not purchase any gold from artisanal or illegal miners. There is a misconception that artisanally-mined gold is channeled through large-scale mining operators, even though artisanal and illegal miners typically rely on their own supply chains distinct from those utilized by large-scale miners like Barrick. Such misconceptions have a negative impact on the reputation of the mining industry.

Infrastructure and information technology systems

Barrick’s mining, processing, development and exploration activities depend on adequate infrastructure and dependable information technology systems. Reliable power sources, water supply, roads and other infrastructure are important for Barrick’s operations. Water shortages, power outages, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect Barrick’s business, financial condition and results of operations. For example, the Tongon mine in Côte d’Ivoire has historically experienced infrastructure-related operational challenges that have adversely affected its financial performance.

Barrick is also dependent upon information technology systems in the conduct of its operations. The Company could be adversely affected by network disruptions from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Barrick’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment information technology systems and software, as well as pre-emptive expenses to mitigate the risk of failure. Any of these or other events could result in information system failures, delays and/or increases in capital expenditures. Given the unpredictability of the timing, nature and scope of information technology disruptions, Barrick could potentially be subject to production downtimes, operational delays, destruction or corruption of data, any of which could have a material adverse effect on the Company’s cash flows, competitive position, financial condition or results of operations.

From time to time, Barrick pursues investments and initiatives to improve the productivity and efficiency of existing systems and operations, including through investments in digital technologies. There can be no certainty that some or any of such investments and initiatives will meet the Company’s capital allocation objectives. In addition, certain of such investments and initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact. Further, there can be no certainty as to the time required for Barrick to extract value from these investments or initiatives, or that Barrick will achieve any anticipated savings or efficiency improvements.

Global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability, natural disasters and outbreaks of medical endemic or pandemic issues, such as the coronavirus. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favorable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

Inflation

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. In particular, operating and capital costs at Barrick’s Veladero mine and Pascua-Lama project in Argentina have been impacted by sustained inflationary pressures in that country. See “Metal price volatility”, “Projects”, “Price volatility and availability of other commodities”, “Production and cost estimates” and “Availability and increased cost of critical parts, equipment and skilled labor”.

Liquidity and level of indebtedness

As of December 31, 2020, Barrick had cash and cash equivalents of approximately $5.2 billion and capital leases and total debt of approximately $5.16 billion. Although Barrick has been successful in repaying debt in the past and issuing new debt securities in capital markets transactions, there can be no assurance that it can continue to do so. In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. Barrick’s level of indebtedness could have important consequences for its operations, including:

•

Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of December 31, 2020, Barrick had approximately $7 million in debt maturing by the end of 2021. This amount excludes $13 million in capital lease payments expected in 2021. Currently, the Company’s undrawn $3.0 billion revolving credit facility terminates in January 2025.

In addition to future cash flow from operations, potential divestment and the creation of new joint ventures and partnerships, Barrick’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2020 include issuing additional equity or unsecured debt and borrowing under the Company’s $3.0 billion revolving credit facility (subject to compliance with covenants and the making of certain representations and warranties). The key financial covenant in Barrick’s $3.0 billion revolving credit facility, as amended and restated in the fourth quarter of 2019, requires Barrick to maintain a net debt to total capitalization ratio that does not exceed 0.60:1 (as of December 31, 2020, this ratio was approximately 0.00:1). Barrick’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance. See “Global financial conditions”. If Barrick is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should Barrick’s business prospects deteriorate, the ratings currently assigned to Barrick by Moody’s Investor Services, Standard & Poor’s Ratings Services or DBRS could be downgraded, which could adversely affect the value of Barrick’s outstanding securities and existing debt and its ability to obtain new financing on favorable terms, and increase Barrick’s borrowing costs.

Barrick is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Barrick’s lenders and other banking counterparties; (ii) Barrick’s insurance providers; (iii) financial institutions that hold Barrick’s cash; (iv) companies that have payables to Barrick, including concentrate customers; and (v) companies that have received deposits from Barrick for the future delivery of equipment.

Market price of Barrick’s shares

Securities of mining companies have experienced volatility in the past, at times unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and internationally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of Barrick’s common shares is also likely to be affected by short-term changes in gold and copper prices. As a result of these changes, the market price of Barrick’s common shares at any given point in time may not accurately reflect Barrick’s long-term value. Securities class action litigation is also becoming more prevalent and is often brought against companies following periods of volatility in the market price of their securities. Barrick may in the future be the target of similar litigation which could result in substantial defense costs and divert management’s attention and resources.

Exchange and capital controls

From time to time emerging market countries in which the Company operates or has interests have adopted measures to restrict the availability of the local currency or the repatriation of capital across borders. These measures are typically imposed by governments and/or central banks during times of local economic instability to prevent the removal of capital or the sudden devaluation of local currencies or to maintain in-country foreign currency reserves. In addition, many emerging markets require supplementary consents or reporting processes before local currency earnings can be converted into U.S. dollars or other currencies and/or such earnings can be repatriated or otherwise transferred outside of the operating jurisdiction. Furthermore, some jurisdictions regulate the amount of earnings that can be maintained by operating entities in off-shore bank accounts and require additional earnings to be held by banks located in the country of operation.

These measures can have a number of negative effects on the Company’s operations. For example, exchange and capital controls reduce the quantum of immediately available capital that the Company could otherwise deploy for investment opportunities or the payment of expenses. As a result, the Company may be required to use other sources of funds for these objectives which may result in increased financing costs. In addition, measures that restrict the availability of the local currency or impose a requirement to operate in the local currency may create practical difficulties for the Company.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may also affect the value of Barrick’s assets and liabilities denominated in a foreign currency. As a result, currency fluctuations may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Australian dollar, Canadian dollar, Chilean peso, Argentine peso, Dominican peso, Peruvian sol, Papua New Guinea kina, Tanzanian shilling, Zambian kwacha, West African CFA franc and the Congolese franc. Likewise, certain of Barrick’s assets and liabilities are denominated in these same local currencies, such as VAT receivable balances. Appreciation of certain non-U.S. dollar currencies against the U.S. dollar would increase the costs of production at Barrick’s mines, making such mines less profitable. Conversely, depreciation of these local currencies against the U.S. dollar would reduce the value of these local-currency denominated assets and liabilities in U.S. dollar terms. From time to time, Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. As of December 31, 2020, Barrick had no foreign currency derivative contracts beyond spot requirements. There can be no assurance that Barrick will enter into foreign currency hedging activities in the future. See “Use of derivatives”.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($5.2 billion at December 31, 2020). The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value of and ongoing payments under U.S. dollar interest rate swaps, the carrying value of certain long lived assets and liabilities and to the interest payments on its variable-rate debt ($0.1 billion at December 31, 2020). There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “Use of derivatives”.

Use of derivatives

From time to time, Barrick may use certain derivative products to manage the risks associated with gold, copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (i) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (ii) market liquidity risk – the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products. For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Note 25 to the Consolidated Financial Statements. See also “Global financial conditions”.

Barrick’s management team may not be successful in implementing its business strategy

There can be no assurance that Barrick’s management team will be successful in implementing its strategy (including as set out in this Annual Information Form) or that past results will be reproduced going forward. The management team may experience difficulties in effecting key strategic goals such as the growth and investment in tier one assets, tier two assets and strategic assets, the sale of non-core assets or the development of exploration projects. The performance of Barrick’s operations could be adversely affected if Barrick’s management team cannot implement the stated business strategy effectively.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new or greater geographic, political, operating, financial, legal and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of Barrick. Any acquisitions and any potential acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies (which may be compounded by geographical separation, unanticipated costs, and the loss of key employees), realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may divert the attention of management or disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for any such acquisition, existing shareholders may suffer dilution. In addition, many companies in the mining industry have recently seen substantial downward pressure on their equity values after announcing significant acquisitions. There is a risk that if Barrick was to announce a significant acquisition, the value of Barrick’s common shares could decrease over the short-, medium- and/or long-term. Barrick cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, or that any acquisitions or business arrangements completed will ultimately benefit Barrick’s business. There can be no assurance that Barrick would be successful in overcoming the risks noted above or any other problems encountered in connection with such acquisitions.

Divestitures

Barrick has recently sold or reduced its interest in certain assets. In connection with these dispositions, Barrick has given representations and warranties and indemnities customary for transactions of this type and may have also, in certain cases, agreed to retain responsibility for certain liabilities related to the period prior to the sale. As a result, Barrick may incur liability in the future associated with assets it no longer owns or in which it has a reduced interest.

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties, the acquisition of mining assets and access to water, power and other required infrastructure. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring properties, assets or access to infrastructure or in attracting and retaining skilled and experienced employees.

Barrick depends on its key personnel

Barrick’s success depends significantly on the continued individual and collective contributions of its senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on Barrick’s business, results of operations and financial condition. In addition, to implement and manage Barrick’s business and operating strategies effectively, Barrick must maintain a high level of efficiency and performance, continue to enhance its operational and management systems and continue to successfully attract, train, motivate and manage its employees. If Barrick is not successful in these efforts, this may have a material adverse effect on its business, results of operations and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of Barrick’s shares to decline.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at Barrick’s major capital projects could lead to project delays or increased costs. These risks are more acute in jurisdictions in which strikes are legal, and Barrick’s workforce is highly unionized, such as in Africa. For example in 2018, prior to the Merger, Randgold’s Tongon mine in Cote d’Ivoire experienced an illegal labor action that lasted 53 days. A prolonged labor disruption at any of Barrick’s material properties could have a material adverse impact on its operations as a whole.

Diseases and epidemics (such as Covid-19) may adversely impact Barrick’s business

In March 2020, a novel strain of coronavirus known as Covid-19 was declared a worldwide pandemic by the World Health Organization. The current Covid-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the Covid-19 pandemic is unknown and to date has included extreme volatility in financial markets and commodity prices, a slowdown in economic activity, and has raised the prospect of an extended global recession.

Efforts to slow the spread of Covid-19 (or any other disease, epidemic or pandemic) could severely impact the operation and development of Barrick’s mines and projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. The timing and duration of such government measures is uncertain and may vary across the jurisdictions in which Barrick operates. If the operation or development of one or more Barrick mines is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on Barrick’s profitability, results of operations, financial condition and stock price. For example, in 2020, the construction and commissioning of the Phase 6 leach pad expansion at Veladero, construction of the Veladero power transmission project, as well as drilling and exploration efforts were temporarily delayed due to the response to the Covid-19 pandemic in Argentina. As the situation remains dynamic, Barrick continues to work closely with its local communities to manage the impacts of the Covid-19 pandemic and continues to monitor developments around the world.

In addition, to the extent that the Covid-19 pandemic adversely affects Barrick’s business and financial results, it may also have the effect of heightening many of the other risks described in this Annual Information Form. For example, the Chinese market is a significant source of global demand for commodities, including copper. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, could have an adverse effect on the price and/or demand for copper produced at Barrick’s mines. Covid-19 and efforts to contain it may have a significant effect on Chinese commodity prices and demand, and potentially broader impacts on the Company’s supply chain or the global economy, which could have a material adverse effect on Barrick’s cash flows, earnings, results of operations and financial position. While governmental agencies and private sector participants seek to mitigate the adverse effects of Covid-19, and the medical and pharmaceutical community continues to develop and produce vaccines and other treatment options, the efficacy and timing of such measures is uncertain.

Finally, the actual and threatened spread of Covid-19 globally, including further business and social disruptions, could adversely affect global economies and financial markets resulting in a prolonged economic downturn and volatility in the value of Barrick’s stock price. The extent to which Covid-19 (or any other disease, epidemic or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted by Barrick, including new information which may emerge concerning Covid-19 and the actions required to contain or treat its impact, among others.

Internal control environment

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. See “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”.

Ability to support the carrying value of goodwill and non-current assets

As of December 31, 2020, the carrying value of Barrick’s goodwill was approximately $4.8 billion or 10% of Barrick’s total assets. Goodwill is allocated to each cash generating unit (“CGU”), where CGUs generally represent individual mineral properties. Goodwill is tested annually for impairment at the beginning of the fourth quarter. In addition, at each reporting period, Barrick assesses whether there is an indication that goodwill is impaired and, if there is such an indication, Barrick tests for goodwill impairment at that time. The test for goodwill impairment involves a comparison of the recoverable amount of an operating segment to its carrying value. A goodwill impairment charge is recognized for any excess of the carrying amount of the operating segment over its recoverable amount.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount of these assets may not be recoverable. The impairment test is carried out using the same approach that is used for goodwill.

For example, for the year ended December 31, 2020, Barrick recognized a net impairment reversal at the Tanzania mines, following the establishment of a joint venture between Barrick and the GoT and the resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban. The assessment for goodwill and non-current asset impairment is subjective and requires management to make estimates and assumptions for a number of factors that market participants would make about the recoverable amount of the CGU, including estimates of production levels, operating costs and capital expenditures and permitting assumptions reflected in Barrick’s life of mine plans, as well as economic factors beyond management’s control, such as gold and copper prices, discount rates and observable net asset value multiples. Should management’s estimate of the future not reflect actual events, further goodwill or non-current asset impairment charges may materialize and the timing and amount of such impairment charges are difficult to predict.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis (“MD&A”) of Financial and Operating Results of the Company (IFRS) for the year ended December 31, 2020, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2020 (IFRS), which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the notice of articles and articles of Barrick and the relevant provisions of the BCBCA.

General

Barrick’s authorized share capital consists of an unlimited number of common shares.

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. The holders of Barrick common shares are entitled to share rateably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities. As of March 15, 2021, there were 1,778,371,343 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the notice of articles or articles of Barrick or in the BCBCA on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares. The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at the dates set out below:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS

Senior Unsecured Debt	Baa1	BBB	BBB

The DBRS credit rating is current to June 9, 2020 the Moody’s credit rating is current to October 29, 2020 and the S&P credit rating is current to June 11, 2020.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium-term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely. On average, the next rating action has followed within about a year. The next rating action subsequent to the assignment of a negative rating outlook has historically been a downgrade or review for possible downgrade. On March 1, 2018, Moody’s upgraded the rating on Barrick’s senior unsecured debt to Baa2 with a stable outlook. On October 29, 2020, Moody’s upgraded the rating on Barrick’s senior unsecured debt to Baa1 with a stable outlook, noting Barrick’s track record of low leverage and strong cash flow generation. According to the Moody’s rating system, long-term obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating is the fourth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive”, “negative”, “stable” or “developing”. However, a rating outlook does not mean that a rating change is inevitable. On March 22, 2018, S&P upgraded the rating on Barrick’s senior unsecured debt to BBB with a stable outlook. On June 11, 2020, S&P affirmed the Company’s BBB rating and raised its outlook to positive from stable, noting that Barrick had materially strengthened its balance sheet over the past year and had current and prospective credit ratios that were strong for the rating. According to the S&P rating system, an obligor rated BBB has adequate capacity to meet its financial commitments, but adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated, and, with the exception of the AAA and D categories, also contains the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. In January 2018, DBRS affirmed the Company’s BBB (low) rating and raised its trend to positive from stable. On June 9, 2020, DBRS upgraded its rating of Barrick to BBB from BBB (low) and changed the trend to stable from positive, noting that Barrick’s credit metrics were robust for the rating. According to DBRS, a rating of BBB is in the fourth highest of ten major categories and is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. Entities in this category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with: (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

Barrick has paid each of Moody’s and S&P its customary fees in connection with the provision of the above credit ratings. The Company has not made any payments to DBRS and no payments have been made to Moody’s and S&P unrelated to the provision of their rating services for the last two years.

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol ABX and the New York Stock Exchange under the symbol GOLD. The following table outlines the closing share price trading range and volume of shares traded by month in 2020, and for the period from January 1, 2021 to March 15, 2021, based on trading information published by each exchange.

	Toronto Stock Exchange			New York Stock Exchange

	Share Price Trading Range		Share Volume	Share Price Trading Range		Share Volume
	High	Low		High	Low
2020	(C$ per share)		(millions)	($ per share)		(millions)

January	25.30	22.56	65	19.17	17.26	255

February	29.93	23.43	108	22.57	17.63	345

March	29.26	17.52	183	21.83	12.65	601

April	40.13	25.86	111	28.50	18.26	455

May	39.73	31.80	94	28.36	23.06	372

June	36.74	29.65	120	27.04	22.13	386

July	40.41	35.21	86	30.20	25.88	344

August	41.09	34.36	116	31.22	25.87	465

September	40.54	35.94	107	30.87	26.83	368

October	38.13	34.20	84	28.74	25.56	283

November	38.76	28.84	113	29.60	22.22	461

December	31.27	28.60	98	24.21	22.26	370
2021

January	31.85	28.00	83	24.95	21.88	409

February	29.39	23.63	96	22.97	18.64	401

March 1 to 15	26.01	23.81	58	20.86	18.80	214

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2020.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On November 12, 2004, Barrick entered into an Indenture with BGI, Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “BGFC 2014 Notes”), all on November 12, 2004. On December 16, 2013, the entire balance of the BGFC 2014 Notes was repaid in full. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes and the BGFC 2034 Notes. The BGFC 2034 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”), issued an aggregate of $1 billion of notes (the “BIBC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor, and The Bank of New York, as trustee (the “2006 Indenture”). The 2006 Indenture sets out the terms and conditions pertaining to the BIBC Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the BIBC Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”). On October 15, 2015, the outstanding principal amount of the 5.75% notes due 2016 was repaid in full. The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”). Pursuant to the 2008 Indenture, (i) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (ii) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008. On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture. During 2013, upon maturity, the outstanding principal amount of the BGFC 2013 Notes was repaid in full. On October 28, 2015, pursuant to a cash tender offer, $275 million of the principal amount of the BGC 2019 Notes was repaid. On March 21, 2016, pursuant to a cash tender offer, approximately $227 million of the principal amount of the BNAF 2018 Notes and approximately $196 million of the principal amount of the BGC 2019 Notes was repaid. On September 26, 2016, the outstanding principal amount of the BNAF 2018 Notes was repaid in full. On June 20, 2017, the outstanding principal amount of the BGC 2019 Notes was repaid in full. The 2008 Indenture sets out the terms and conditions pertaining to the BNAF 2038 Notes. The BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”). Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009. On March 21, 2016, pursuant to a cash tender offer, approximately $152 million of the principal amount of the BPDAF 2020 Notes was repaid. On July 15, 2019, the outstanding principal amount of approximately $248 million of the BPDAF 2020 Notes was repaid in full. The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2039 Notes. The BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

On June 1, 2011, Barrick entered into an Indenture with Barrick North America Finance LLC (“BNAF”), Citibank N.A. and Wilmington Trust Company (the “2011 Indenture”). Pursuant to the 2011 Indenture, Barrick and BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 (the “Barrick 2014 Notes”) and $1.1 billion of 2.90% notes due 2016 (the “Barrick 2016 Notes”), each issued by Barrick, as well as $1.35 billion of 4.40% notes due 2021 (the “BNAF 2021 Notes”) and $850 million of 5.70% notes due 2041 (the “BNAF 2041 Notes”), each issued by BNAF. On

December 16, 2013, the outstanding principal amount of the Barrick 2014 Notes was repaid in full. On September 9, 2015, the outstanding principal amount of the Barrick 2016 Notes was repaid in full. In 2016, approximately $721 million of the principal amount of the BNAF 2021 Notes was repaid pursuant to cash tender offers. On July 17, 2018, the outstanding principal amount of approximately $629 million of BNAF 2021 Notes was repaid in full. The BNAF 2041 Notes are unconditionally guaranteed by Barrick.

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities pursuant to the 2011 Indenture, comprised of $1.25 billion of 3.85% notes due 2022 (the “BGC 2022 Notes”) and $750 million of 5.25% notes due 2042. In 2015, approximately $913 million of the principal amount of the 3.85% notes due 2022 was repaid pursuant to cash tender offers. On January 31, 2020, the outstanding principal amount of approximately $337 million of BGC 2022 Notes was repaid in full.

On May 2, 2013, Barrick and BNAF issued an aggregate of $3 billion in debt securities pursuant to the 2011 Indenture, comprised of $650 million of 2.50% notes due 2018 and $1.5 billion of 4.10% notes due 2023 issued by Barrick as well as $850 million of 5.75% notes due 2043 issued by BNAF (collectively, the “BNAF Notes”). The BNAF Notes are unconditionally guaranteed by Barrick. On December 3, 2013, pursuant to a cash tender offer, approximately $398 million of the principal amount of the 2.50% notes due 2018 was repaid. In 2015, approximately $129 million of the principal amount of the 2.50% notes due 2018 and approximately $769 million of the principal amount of the 4.10% notes due 2023 was repaid pursuant to cash tender offers. On March 21, 2016, pursuant to a cash tender offer, approximately $18 million of the principal amount of the 2.50% notes due 2018 was repaid. On June 24, 2016, the outstanding principal amount of the 2.50% notes due 2018 was repaid in full. On September 21, 2017, the outstanding principal amount of the 4.10% notes due 2023 was repaid in full.

On July 1, 2019, Barrick and Newmont, among others, entered into an amended and restated limited liability company agreement which sets out the rights and obligations between them in respect of Nevada Gold Mines (the “JV Agreement”). Pursuant to the JV Agreement, the management and control of Nevada Gold Mines is vested in its board of managers, which currently consists of five members (and five alternates), three of which were appointed by Barrick and two of which were appointed by Newmont. The JV Agreement also establishes advisory committees, including a technical committee, finance committee and exploration committee, with equal representation from Barrick and Newmont. Pursuant to the JV Agreement, Barrick was appointed as the initial operator with overall management responsibility, subject to the supervision and direction of the Board.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is AST Trust Company (Canada) in Canada at its principal office in Toronto, Ontario and American Stock Transfer & Trust Company, LLC in the United States at its principal office in Brooklyn, New York.

DIVIDEND POLICY

In 2018, Barrick paid an aggregate cash dividend of $0.12 per common share: $0.03 in mid-March, $0.03 in mid-June, $0.03 in mid-September and $0.03 in mid-December. A dividend of $0.07 per share was declared on December 17, 2018, for payment on January 14, 2019, to shareholders of Barrick prior to the completion of the Merger.

In 2019, Barrick’s quarterly dividend was increased twice from its pre-Merger amount: firstly, in respect of the first quarter of 2019, by one-third from $0.03 to $0.04 per share; and secondly, in respect of the third quarter of 2019, by a further 25% from $0.04 to $0.05 per share. Accordingly, in 2019, Barrick paid an aggregate cash dividend of $0.20 per share: $0.07 in mid-January; $0.04 in mid-June; $0.04 in mid-September; and $0.05 in mid-December. In addition, on February 12, 2020, Barrick announced that its Board of Directors had declared a dividend in respect of the fourth quarter of 2019 of $0.07 per share, a 40% increase on the third quarter dividend, which was paid on March 16, 2020, for a total annualized dividend of $0.20 per share in respect of 2019.

In 2020, Barrick maintained a quarterly dividend of $0.07 per share in respect of the first quarter of 2020 (paid in mid-June), and then increased its quarterly dividend by 14% from $0.07 to $0.08 per share in respect of the second quarter of 2020 (paid in mid-September). This was followed by an additional increase of 12.5% from $0.08 to $0.09 per share in respect of the third quarter of 2020 (paid in mid-December). On February 17, 2021, Barrick announced a quarterly dividend of $0.09 per share in respect of the fourth quarter of 2020, which was paid on March 15, 2021, for a total annualized dividend of $0.33 per share in respect of 2020. Barrick’s quarterly dividend of $0.09 per share is three times the amount of Barrick’s quarterly dividend at the time of the announcement of the Merger in September 2018.

The amount and timing of dividends are within the discretion of the Board of Directors. The Board of Directors reviews the dividend quarterly based on, among other things, the Company’s current and projected liquidity profile.

On August 5, 2015, the Board of Directors approved a Dividend Reinvestment Plan (the “DRIP”), which was made available to eligible shareholders beginning with the mid-September 2015 dividend. The DRIP allows registered or beneficial holders of Barrick’s common shares who reside in Canada or the United States to reinvest cash dividends paid on their common shares in additional common shares issued from treasury. On August 12, 2019, Barrick announced the elimination of the prior 3% discount that had been available under the DRIP.

RETURN OF CAPITAL

On February 18, 2021, Barrick announced that it intends to propose to holders of record of Common Shares a return of capital distribution of $750 million (the “Return of Capital”). The Return of Capital is subject to approval by shareholders at Barrick’s Annual and Special Meeting on May 4, 2021. The funds proposed to be used in the Return of Capital are derived from a portion of the proceeds from the divestiture of Kalgoorlie in November 2019 and from other recent dispositions made by Barrick and its affiliates. The Return of Capital is currently expected to be effected in three equal tranches to holders of record of Common Shares on dates to be determined in May, August and November 2021.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 15, 2021, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 10,223,046 common shares representing approximately 0.57% of the outstanding common shares of Barrick.

Directors of the Company

In November 2020, Anne N. Kabagambe was appointed to the Board of Directors. She will stand for election as an independent director of the Company at the Company’s upcoming annual and special meeting of shareholders to be held on May 4, 2021.

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following ten individuals are the directors of the Company as at March 15, 2021:

Name (age) and municipality of residence	Principal occupations during past 5 years
Mark Bristow (62) Beau Champ, Mauritius

Mr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019, following completion of the Merger. Previously, since its incorporation in 1995, Mr. Bristow was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Mr. Bristow played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. During his career, Mr. Bristow has held board positions at a number of global gold mining companies. Mr. Bristow holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa.

Barrick Board Details:

•  Director since January 2019

Gustavo A. Cisneros (75) Santo Domingo, Dominican Republic

Mr. Cisneros is the Chairman of Cisneros, a privately-held worldwide media, entertainment, telecommunications and consumer products organization. Additionally, he is the owner of Tropicalia, a large-scale, high-end, environmentally and socially responsible, tourism real estate development in the Dominican Republic. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. During his career, Mr. Cisneros has held board positions and other leadership roles at a number of organizations, including: Univision Communications, Chase Manhattan Bank, All-American Bottling Corporation, Spalding, the Panama Canal Authority, the United Nations Information and Communication Technologies Task Force, the Ibero-American Council for Productivity and Competitiveness, the Council for the Atlantic Institute of Government, The Nature Conservancy, Americas Society, the Council on Foreign Relations, The Museum of Modern Art (MoMA) and Harvard University. Mr. Cisneros holds honorary doctorate degrees from the University of Miami and Babson College and an undergraduate degree from Babson College.

Barrick Board Details:

•  Director since September 2003

Christopher L. Coleman (52) London, United Kingdom

Mr. Coleman is the group head of banking at Rothschild & Co. and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. From 2008 until the completion of the Merger, Mr. Coleman served as a non-executive director of Randgold, including as non-executive Chairman of the board of directors, Chairman of the governance and nominating committee, and member of the remuneration committee. Beyond his service as a director of Randgold, Mr. Coleman has had long-standing involvement in the mining sector in Africa and globally. He is a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co. Group, which he joined in 1989. He is also a non-executive director of Papa John’s International, Inc. From 2001 to 2008, Mr. Coleman was a non-executive director of the Merchant Bank of Central Africa. Mr. Coleman holds an undergraduate degree from the London School of Economics and Political Science.

Barrick Board Details:

•  Director since January 2019

Name (age) and municipality of residence	Principal occupations during past 5 years
J. Michael Evans (63) New York, New York USA

Mr. Evans is the President of Alibaba Group Holding Ltd. and a director of the company, a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Barrick Board Details:

•  Director since July 2014

Brian L. Greenspun (74) Las Vegas, Nevada USA

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Barrick Board Details:

•  Director since July 2014

J. Brett Harvey (70) Mesquite, Nevada USA

Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Barrick Board Details:

•  Director since December 2005

Name (age) and municipality of residence	Principal occupations during past 5 years
Anne N. Kabagambe (64) Washington, DC, USA

Ms. Kabagambe was formerly an Executive Director of the World Bank Group where, between 2016 and 2020, she represented the interests of 22 Sub-Saharan African countries, including Tanzania and Zambia, two jurisdictions where Barrick has operations. While at the World Bank, Ms. Kabagambe co-chaired the World Bank Board’s Gender Working Group and was a strong advocate for the advancement of women and a champion of diversity and inclusion. She has 35 years of experience spanning a diverse range of senior leadership positions in international institutions, including as Chief of Staff at the African Development Bank (AfDB) and has also served on the boards of the Africa American Institute (AAI) and Junior Achievement (JA) Africa. Ms. Kabagambe holds an undergraduate degree from the University of California at San Diego (UCSD), master’s degrees in Public Policy from Columbia University’s School of International and Public Affairs and George Washington University, and also obtained post-graduate diplomas from Harvard University’s John F. Kennedy School of Government and the Cranfield School of Management.

Barrick Board Details:

•  Director since November 2020

Andrew J. Quinn (67) Llanboidy, Carmarthenshire, United Kingdom

Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018 he served as non-executive director of Randgold, including the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Barrick Board Details:

•  Director since January 2019

Name (age) and municipality of residence	Principal occupations during past 5 years
Loreto Silva (56) Santiago, Chile

Ms. Silva serves as a partner at the Chilean law firm Bofill Escobar Silva Abogados, where her practice focuses on complex infrastructure development projects, natural resources, and public utilities. She also serves on the board of Aguas Andinas, the largest water utility company in Chile. An accomplished legal professional with over two decades of experience in both the private and public sectors, Ms. Silva started her career as a lawyer for the Chilean Chamber of Construction where she helped develop Chile’s sanitary and public works concession systems. She specialized in public works concession contracts, competition, water resource management as well as the development of electric, sanitary and infrastructure projects. In 2010, Ms. Silva was appointed Vice Minister of Public Works. Ms. Silva became the Minister of Public Works at the end of 2012, a position she held until March 2014. As Minister, she promoted and led complex infrastructural works such as the bridge over the Chacao Channel and the Américo Vespucio Oriente highway. She also led the development of the National Water Resource Strategy and is currently director of the Arbitration and Mediation Center of the Santiago Chamber of Commerce, director at the Infrastructure Policy Council, and member of Women Corporate Directors. Ms. Silva has been named one of Chile’s 100 leading woman leaders on four occasions. She holds a law degree from the University of Chile.

Barrick Board Details:

•  Director since August 2019

John L. Thornton (67) Palm Beach, Florida USA

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of Silk Road Finance Corporation, an Asian investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of, the China Investment Corporation (CIC), King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Barrick Board Details:

•  Executive Chairman since 2014 and Director since February 2012

Messrs. Bristow and Jacobs (an executive officer of Barrick) are directors of Rockwell Diamonds Inc. (“RDI”). Mr. Jacobs is currently the President and Chief Executive Officer of RDI and Mr. Bristow is currently the Chairman and President of RDI. As a result of provisional liquidation proceedings of its South African operating subsidiaries, RDI was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis and applicable certificates by the prescribed deadline due to funding constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018. The cease trade order was revoked by the Ontario Securities Commission effective December 23, 2020, after which the shares of RDI resumed trading on the JSE Limited under the symbol RDI. As a result of the completion of an amalgamation transaction on March 17, 2021, RDI’s shares are expected to be de-listed from the JSE Limited.

Messrs. Bristow and Jacobs are also directors of Midway Resources International (“MRI”) and five of MRI’s wholly-owned subsidiaries, including Zarara Oil & Gas Ltd. (“Zarara”). MRI and its subsidiaries, including Zarara, are private companies. On November 3, 2020, Zarara was placed into administration and is the subject of a proposed restructuring with its creditors in Mauritius. The administration will continue until March 31, 2021 (subject to further renewal), with the final meeting of creditors taking place on March 30, 2021. On March 15, 2021, MRI made an application to the Grand Court of the Cayman Islands for the appointment of a Soft Touch Provisional Liquidator to carry out administration proceedings. The intention of this application is to bring MRI into the same restructuring that is in progress for Zarara.

Corporate Governance and Committees of the Board

Barrick’s current corporate governance policies and practices are consistent with the requirements of Canadian securities laws. Barrick’s policies and practices also take into account the rules of the Toronto Stock Exchange and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”), even though the majority of the NYSE Standards do not directly apply to Barrick as a Canadian company. The one significant difference between Barrick’s corporate governance practices and the NYSE Standards which are applicable to U.S. companies is summarized below:

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the Toronto Stock Exchange rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the Toronto Stock Exchange rules.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee is comprised of Gustavo A. Cisneros (Chair), Christopher L. Coleman, Brian L. Greenspun and Loreto Silva.

Audit & Risk Committee

The Audit & Risk Committee is comprised of J. Brett Harvey (Chair), J. Michael Evans, Anne N. Kabagambe and Andrew J. Quinn.

Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun and J. Brett Harvey.

International Advisory Board

The members of the Board of Directors that also sit on the International Advisory Board are John L. Thornton and Gustavo A. Cisneros.

Executive Officers of the Company

In addition to John L. Thornton and Mark Bristow, as set out above, the following are the executive officers of the Company as at March 15, 2021.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Grant Beringer (39) Johannesburg, Gauteng South Africa	Group Sustainability Executive	Group Sustainability Executive; prior to January 2019, Director of International Operations at Digby Wells Environmental; prior to January 2016, Director of Projects at Digby Wells Environmental

Mark Hill (56) Oakville, Ontario Canada	Chief Operating Officer, Latin America & Asia Pacific	Chief Operating Officer, Latin America & Asia Pacific; prior to January 2019, Chief Investment Officer; prior to September 2016, Partner and Head of Mining at Waterton Global Resource Management

Willem Jacobs (62) Beau Champ, Mauritius	Chief Operating Officer, Africa & Middle East	Chief Operating Officer, Africa & Middle East; prior to January 2019, Chief Operating Officer at Randgold Resources Limited

Robert Krcmarov (56) Toronto, Ontario Canada	Executive Vice President, Exploration & Growth	Executive Vice President, Exploration & Growth; prior to March 2016, Senior Vice President, Global Exploration

Rodney Quick (49) Johannesburg, Gauteng South Africa	Mineral Resource Management & Evaluation Executive	Mineral Resource Management & Evaluation Executive; prior to January 2019, Mineral Resource Management and Evaluation Executive at Randgold Resources Limited

Catherine Raw (39) Toronto, Ontario Canada	Chief Operating Officer, North America

Chief Operating Officer, North America; prior to January 2019, Executive Vice-President and Chief Financial Officer; prior to April 2016, Executive Vice-President, Business Performance; prior to May 2015, Member of the Natural Resources Team and Manager of gold, mining and natural resource funds including Co-Manager of BlackRock World Mining Trust and BGF World Mining Fund at BlackRock Inc.

Darian Rich (60) Prescott, Arizona USA	Human Resources Executive	Human Resources Executive; prior to January 2019, Executive Vice-President, Talent Management

Graham Shuttleworth (52) Grouville, Jersey Channel Islands	Senior Executive Vice-President, Chief Financial Officer	Senior Executive Vice-President, Chief Financial Officer; prior to January 2019, Chief Financial Officer at Randgold Resources Limited

John Steele (60) Cobham, United Kingdom	Metallurgy, Engineering & Capital Projects Executive	Metallurgy, Engineering & Capital Projects Executive; prior to January 2019, Technical and Capital Projects Executive at Randgold Resources Limited

Kevin Thomson (64) Toronto, Ontario Canada	Senior Executive Vice President, Strategic Matters	Senior Executive Vice President, Strategic Matters

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Greg Walker (60) Elko, Nevada United States of America	Executive Managing Director, Nevada Gold Mines

Executive Managing Director, Nevada Gold Mines; prior to August 2019, Head of Operations & Technical Excellence, North America; prior to January 2019, Senior Vice-President, Operational & Technical Excellence; prior to December 2017, Executive General Manager at Barrick Gold Pueblo Viejo; prior to September 2016, Executive Managing Director at Barrick Niugini Limited

Lois Wark (66) Sandton, Johannesburg South Africa	Group Corporate Communications & Investor Relations Executive	Group Corporate Communications & Investor Relations Executive; prior to January 2019, Group General Manager Corporate Communications at Randgold Resources Limited

AUDIT & RISK COMMITTEE

Audit & Risk Committee Mandate

A copy of the Audit & Risk Committee’s mandate is attached hereto as Schedule “A”.

Composition of the Audit & Risk Committee

The Audit & Risk Committee is comprised entirely of independent directors (Ms. Kabagambe and Messrs. Harvey (Chair), Evans and Quinn). There were four meetings of the Audit & Risk Committee in 2020. All of the members of the Committee attended all of the meetings held in 2020.

Relevant Education and Experience

All of the members of the Audit & Risk Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that Messrs. Harvey and Evans is each an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Messrs. Harvey and Evans as audit committee financial experts will not deem any of them to be an “expert” for any purpose or impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit & Risk Committee and Barrick’s Board of Directors who do not carry this designation.

Set out below is a description of the education and experience of each Audit & Risk Committee member that is relevant to the performance of his or her responsibilities in that capacity. For more information about the members of Barrick’s Audit & Risk Committee, see “Directors and Officers of the Company – Directors of the Company”.

J. Brett Harvey

Mr. Harvey has been a member of the Board of Directors of Barrick since December 2005. Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. Mr. Harvey brings extensive management experience to the Board of Directors as well as experience with internal controls and procedures for financial reporting. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

J. Michael Evans

Mr. Evans has been a member of the Board of Directors of Barrick since July 2014. Mr. Evans is a Director and the President of Alibaba Group Holding Ltd., a position he has held since August 2015. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. Prior to becoming President of Alibaba Group Holding Ltd. Mr. Evans was an independent director and member of its audit committee from September 2014 to August 2015, with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. Mr. Evans holds an undergraduate degree from Princeton University.

Anne N. Kabagambe

Ms. Kabagambe has been a member of the Board of Directors of Barrick since November 2020. She was formerly an Executive Director of the World Bank Group where, between 2016 and 2020, she represented the interests of 22 Sub-Saharan African countries, including Tanzania and Zambia, two jurisdictions where Barrick has operations. While at the World Bank, she served as a member of the Budget Committee, the Pension Benefits Administration Committee, and the Development Effectiveness Committee. Ms. Kabagambe has 35 years of experience spanning a diverse range of senior leadership positions in international institutions, including as Chief of Staff at the African Development Bank (AfDB). Ms. Kabagambe holds an undergraduate degree from the University of California at San Diego (UCSD), master’s degrees in Public Policy from Columbia University’s School of International and Public Affairs and George Washington University, and also obtained post-graduate diplomas from Harvard University’s John F. Kennedy School of Government and the Cranfield School of Management.

Andrew J. Quinn

Mr. Quinn has been a member of the Board of Directors of Barrick since January 2019. Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018 he served as non-executive director of Randgold, including the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Participation on Other Audit Committees

Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without approval of the Board of Directors. No member of the Audit & Risk Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

Audit & Risk Committee Pre-Approval Policies and Procedures

Barrick’s Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services (the “Pre-Approval Policy”) for the pre-approval of services performed by Barrick’s auditors. The objective of the Pre-Approval Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through their engagement for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees for specific services. All services performed by Barrick’s auditor comply with the Pre-Approval Policy, and professional standards and securities regulations governing auditor independence.

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2020 and 2019 for professional services rendered to Barrick:

Fees[1] (amount in millions)	2020	2019

Audit Fees[2]	$10.7	$11.4

Audit-related Fees[3]	$0.2	$0.5

Tax Fees[4]	$1.1	$0.6

All Other Fees	$0.0	$0.0

Total	$12.0	$12.5

1	The classification of fees is based on applicable Canadian securities laws and SEC definitions.
2

Audit fees include fees for services rendered by the external auditor in relation to the audit and interim reviews of Barrick’s financial statements (inclusive of disbursements billed in the current fiscal year), the financial statements of its subsidiaries, and in connection with the Company’s statutory and regulatory filings.

3	In 2020 and 2019, audit-related fees primarily related to a number of projects including compliance with regulatory filing requirements in local markets and translation services.
4	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting framework includes those policies and procedures that pertain to the preparation of financial information, including information contained in Barrick’s 2020 Annual Report and this Annual Information Form.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial and non-financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in the MD&A and Barrick’s 2020 Annual Report. Barrick’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is made known to management, including Barrick’s President and Chief Executive Officer and Chief Financial Officer, by others within those entities to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial statement preparation and financial reporting. Accordingly, Barrick’s management, including Barrick’s President and Chief Executive Officer and Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting and disclosure will prevent or detect all misstatements or fraud. Further, projections of any evaluation of the effectiveness of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The management of Barrick, at the direction of the Company’s President and Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of the Company’s internal control over financial reporting (as defined in rules adopted by the SEC) and disclosure controls and procedures as at December 31, 2020, based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, Barrick’s President and Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2020. Barrick will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2020 are included in Barrick’s 2020 Annual Report and its 2020 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

NON-GAAP FINANCIAL MEASURES

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of Barrick’s gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with Barrick’s cost of sales related to gold production, removes depreciation and the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity but not benefit production for at least 12 months) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

Barrick believes that its use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining and assessing Barrick’s operating performance as well as its ability to generate free cash flow from current operations and on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore Barrick believes these measures are useful non-GAAP operating metrics and supplement its IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, Barrick has calculated these metrics on a co-product basis. Barrick’s co-product metrics remove the impact of other metal sales that are produced as a by-product of its gold production from cost-per-ounce calculations, but do not reflect a reduction in costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to Barrick’s copper mine operations. Barrick believes that C1 cash costs per pound enables investors to better understand the performance of its copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. Barrick believes that this measure enables investors to better understand the operating performance of its copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

	For the three months ended			For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18
Cost of sales applicable to gold production		1,681	1,768	6,832	6,514	4,621

Depreciation		(495)	(508)	(1,975)	(1,902)	(1,253)

Cash cost of sales applicable to equity method investments		69	53	222	226	0

By-product credits		(56)	(84)	(228)	(138)	(131)

Realized (gains) losses on hedge and non-hedge derivatives	a	(1)	0	0	1	3

Non-recurring items	b	1	0	1	(55)	(172)

Other	c	(55)	(24)	(129)	(102)	(87)

Non-controlling interests	d	(323)	(337)	(1,312)	(878)	(313)

Total cash costs		821	868	3,411	3,666	2,668
General & administrative costs		24	50	185	212	265

Minesite exploration and evaluation costs	e	22	19	79	69	45

Minesite sustaining capital expenditures	f	354	415	1,559	1,320	975

Sustaining leases		12	9	31	27	0

Rehabilitation - accretion and amortization (operating sites)	g	11	13	46	65	81

Non-controlling interest, copper operations and other	h	(142)	(166)	(594)	(470)	(374)

All-in sustaining costs		1,102	1,208	4,717	4,889	3,660
Project exploration and evaluation and project costs	e	52	53	216	273	338

Community relations costs not related to current operations		0	0	1	2	4

Project capital expenditures	f	184	126	471	370	459

Non-sustaining leases		4	0	4	0	0

Rehabilitation - accretion and amortization (non-operating sites)	g	4	3	10	22	33

Non-controlling interest and copper operations and other	h	(61)	(47)	(157)	(105)	(21)

All-in costs		1,285	1,343	5,262	5,451	4,473
Ounces sold - equity basis (000s ounces)	i	1,186	1,249	4,879	5,467	4,544
Cost of sales per ounce	j,k	1,065	1,065	1,056	1,005	892
Total cash costs per ounce	k	692	696	699	671	588

Total cash costs per ounce (on a co-product basis)	k,l	718	742	727	689	607
All-in sustaining costs per ounce	k	929	966	967	894	806

All-in sustaining costs per ounce (on a co-product basis)	k,l	955	1,012	995	912	825
All-in costs per ounce	k	1,083	1,076	1,079	996	985

All-in costs per ounce (on a co-product basis)	k,l	1,109	1,122	1,107	1,014	1,004

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil for the three months and year ended December 31, 2020, respectively (September 30, 2020: $nil; 2019: $nil; 2018: $4 million), and realized non-hedge gains of $1 million and $nil for the three months and year ended December 31, 2020, respectively (September 30,

2020: $nil; 2019: losses of $1 million; 2018: gains of $1 million). Refer to note 5 to the Consolidated Financial Statements for further information.

b.	Non-recurring items

These costs are not indicative of Barrick’s cost of production and have been excluded from the calculation of total cash costs. Non-recurring items in 2019 relate to organizational restructuring. In 2018, non-recurring items mainly relate to inventory impairment of $166 million at Lagunas Norte.

c.	Other

Other adjustments for the three months and year ended December 31, 2020 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019 of $26 million and $104 million, respectively (September 30, 2020: $27 million; 2019: $92 million; 2018: $87 million). These assets are producing incidental ounces as they reach the end of their mine lives.

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $490 million and $1,959 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $508 million; 2019: $1,306 million; 2018: $453 million). Non-controlling interests include Pueblo Viejo, North Mara, Bulyanhulu and Buzwagi (until September 30, 2019, notwithstanding the completion of the Acacia transaction on September 17, 2019, Barrick consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the GoT’s 16% free carried interest was made effective). Commencing January 1, 2019, the effective date of the Merger, the non-controlling interests also include Loulo-Gounkoto and Tongon and starting July 1, 2019, it also includes Nevada Gold Mines. Refer to note 5 to the Consolidated Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if they support current mine operations and project if they relate to future projects. Refer to page 88 of the MD&A.

f.	Capital expenditures

Capital expenditures are related to Barrick’s gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, the Goldrush exploration declines, the restart of mining activities at Bulyanhulu, and construction of the third shaft at Turquoise Ridge. Refer to page 87 of the MD&A.

g.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of Barrick’s gold operations and accretion on the rehabilitation provisions of its gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by Barrick’s copper sites and the non-controlling interest of North Mara, Bulyanhulu and Buzwagi (until September 30, 2019 notwithstanding the completion of the Acacia transaction on September 17, 2019, Barrick consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1 2020 onwards, the date the GoT’s 16% free carried interest was made effective), Pueblo Viejo and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Commencing January 1, 2019, the effective date of the Merger, also removes the non-controlling interest of Barrick’s Loulo-Gounkoto and Tongon. Also removes Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18
General & administrative costs	(5)	(6)	(25)	(58)	(104)

Minesite exploration and evaluation costs	(9)	(5)	(25)	(16)	(3)

Rehabilitation - accretion and amortization (operating sites)	(3)	(3)	(14)	(13)	(6)

Minesite sustaining capital expenditures	(125)	(152)	(530)	(383)	(261)

All-in sustaining costs total	(142)	(166)	(594)	(470)	(374)

Project exploration and evaluation and project costs	(6)	(9)	(25)	(54)	(16)

Project capital expenditures	(55)	(38)	(132)	(51)	(5)
All-in costs total	(61)	(47)	(157)	(105)	(21)

i.	Ounces sold - equity basis

Figures remove the impact of Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019. These assets are producing incidental ounces as they reach the end of their mine lives.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $4 million and $18 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $4 million; 2019: $113 million; 2018: $116 million); starting in the third quarter of 2019, Golden Sunlight of $nil and $nil, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $nil; 2019: $1 million; 2018: $nil); starting in the third quarter of 2019 up until its divestiture in November 2020, Morila of $2 million and $22 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $7 million; 2019: $23 million; 2018: $nil); and starting in the fourth quarter of 2019, Lagunas Norte of $26 million and $92 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $22 million; 2019: $26 million; 2018: $nil). These assets are producing incidental ounces as they reach the end of their mine lives. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, the Company consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); and 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2018 to June 30, 2019)), divided by attributable gold ounces. Commencing January 1, 2019, the effective date of the Merger, the non-controlling interest of 20% Loulo-Gounkoto and 10.3% Tongon is also removed from cost of sales and Barrick’s proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019) is included. Cost of sales applicable to gold per ounce also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

a.	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

b.	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of Barrick’s gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended		For the years ended
	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18
By-product credits	56	84	228	138	131

Non-controlling interest	(27)	(29)	(92)	(48)	(45)

By-product credits (net of non-controlling interest)	29	55	136	90	86

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 12/31/20
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		385	197	156	56	89	883	79	962

Depreciation		(74)	(57)	(52)	(44)	(21)	(248)	(16)	(264)

By-product credits		(1)	(1)	(3)	0	(42)	(47)	0	(47)

Non-recurring items	f	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(120)	(54)	(38)	(5)	(10)	(227)	0	(227)

Total cash costs		190	85	63	7	16	361	63	424

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	13	0	0	3	0	16	1	17

Minesite sustaining capital expenditures	h	97	28	10	12	3	160	20	180

Sustaining capital leases		0	0	0	0	0	1	0	1

Rehabilitation - accretion and amortization (operating sites)	i	2	3	0	0	1	6	0	6

Non-controlling interests		(43)	(12)	(4)	(6)	(1)	(70)	0	(70)

All-in sustaining costs		259	104	69	16	19	474	84	558

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	8	6	0	0	48	0	48

Non-controlling interests		0	(3)	(2)	0	0	(17)	0	(17)

All-in costs		259	109	73	16	19	505	84	589

Ounces sold - equity basis (000s ounces)		259	116	90	51	26	542	57	599

Cost of sales per ounce	j,k	917	1,043	1,064	674	2,054	1,007	1,379	1,043

Total cash costs per ounce	k	740	738	687	145	590	667	1,104	709

Total cash costs per ounce (on a co-product basis)	k,l	742	741	710	146	1,557	720	1,109	757

All-in sustaining costs per ounce	k	1,005	906	757	324	670	873	1,464	930

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,007	909	780	325	1,637	926	1,469	978

All-in costs per ounce	k	1,005	948	799	324	670	925	1,464	977

All-in costs per ounce (on a co-product basis)	k,l	1,007	951	822	325	1,637	978	1,469	1,025

($ millions, except per ounce information in dollars)			For the three months ended 12/31/20
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		203	54	257

Depreciation		(61)	(17)	(78)

By-product credits		(16)	(2)	(18)

Non-recurring items	f	0	0	0

Other		0	0	0

Non-controlling interests		(52)	0	(52)

Total cash costs		74	35	109

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	g	3	0	3

Minesite sustaining capital expenditures	h	45	35	80

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	i	2	1	3

Non-controlling interests		(20)	0	(20)

All-in sustaining costs		104	72	176

Project exploration and evaluation and project costs	g	0	0	0

Project capital expenditures	h	64	0	64

Non-controlling interests		(25)	0	(25)

All-in costs		143	72	215

Ounces sold - equity basis (000s ounces)		153	51	204

Cost of sales per ounce	j,k	803	1,074	894

Total cash costs per ounce	k	493	698	545

Total cash costs per ounce (on a co-product basis)	k,l	560	734	604

All-in sustaining costs per ounce	k	689	1,428	878

All-in sustaining costs per ounce (on a co-product basis)	k,l	756	1,464	937

All-in costs per ounce	k	941	1,428	1,066

All-in costs per ounce (on a co-product basis)	k,l	1,008	1,464	1,125

($ millions, except per ounce information in dollars)				For the three months ended 12/31/20
	Footnote	Loulo- Gounkoto	Kibali	North Mara[m]	Tongon	Bulyanhulu[m]	Buzwagi[m]	Africa & Middle East
Cost of sales applicable to gold production		181	104	82	99	28	33	527

Depreciation		(65)	(48)	(21)	(41)	(13)	(2)	(190)

By-product credits		0	0	(1)	0	0	0	(1)

Non-recurring items	f	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(23)	0	(10)	(6)	(2)	(5)	(46)

Total cash costs		93	56	50	52	13	26	290

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	2	0	0	1	0	0	3

Minesite sustaining capital expenditures	h	27	11	13	2	1	0	54

Sustaining capital leases		1	2	0	0	0	0	3

Rehabilitation - accretion and amortization (operating sites)	i	0	0	1	0	0	0	1

Non-controlling interests		(6)	0	(2)	0	0	0	(8)

All-in sustaining costs		117	69	62	55	14	26	343

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	7	1	18	0	43	0	69

Non-controlling interests		(1)	0	(3)	0	(7)	0	(11)

All-in costs		123	70	77	55	50	26	401

Ounces sold - equity basis (000s ounces)		126	89	63	64	20	21	383

Cost of sales per ounce	j,k	1,149	1,163	1,073	1,371	1,181	1,314	1,188

Total cash costs per ounce	k	734	616	799	810	610	1,267	753

Total cash costs per ounce (on a co-product basis)	k,l	734	621	806	811	621	1,242	753

All-in sustaining costs per ounce	k	923	783	989	853	664	1,283	896

All-in sustaining costs per ounce (on a co-product basis)	k,l	923	788	996	854	675	1,258	898

All-in costs per ounce	k	970	787	1,232	853	2,493	1,283	1,046

All-in costs per ounce (on a co-product basis)	k,l	970	792	1,239	854	2,504	1,258	1,048

($ millions, except per ounce information in dollars)					For the three months ended 9/30/20
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		440	198	136	64	90	928	69	997

Depreciation		(82)	(54)	(41)	(48)	(23)	(248)	(8)	(256)

By-product credits		(1)	(1)	(2)	0	(39)	(43)	(1)	(44)

Non-recurring items	f	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(137)	(55)	(36)	(6)	(10)	(244)	0	(244)

Total cash costs		220	88	57	10	18	393	60	453

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	7	1	2	1	0	11	0	11

Minesite sustaining capital expenditures	h	97	64	6	10	6	189	21	210

Sustaining capital leases		0	0	0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	i	2	3	0	0	1	6	0	6

Non-controlling interests		(41)	(26)	(3)	(4)	(2)	(78)	0	(78)

All-in sustaining costs		285	130	62	17	23	521	81	602

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	20	15	0	0	59	0	59

Non-controlling interests		0	(7)	(6)	0	0	(24)	0	(24)

All-in costs		285	143	71	17	23	556	81	637

Ounces sold - equity basis (000s ounces)		275	115	76	45	31	542	55	597

Cost of sales per ounce	j,k	985	1,060	1,097	877	1,773	1,060	1,257	1,078

Total cash costs per ounce	k	800	763	745	212	520	723	1,099	758

Total cash costs per ounce (on a co-product basis)	k,l	802	768	766	216	1,308	774	1,104	805

All-in sustaining costs per ounce	k	1,036	1,133	805	384	659	956	1,497	1,006

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,038	1,138	826	388	1,447	1,007	1,502	1,053

All-in costs per ounce	k	1,036	1,236	929	384	659	1,025	1,502	1,069

All-in costs per ounce (on a co-product basis)	k,l	1,038	1,241	950	388	1,447	1,076	1,507	1,116

($ millions, except per ounce information in dollars)	For the three months ended 9/30/20
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		169	49	218

Depreciation		(56)	(17)	(73)

By-product credits		(17)	(1)	(18)

Non-recurring items	f	0	0	0

Other		0	0	0

Non-controlling interests		(38)	0	(38)

Total cash costs		58	31	89

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	g	0	0	0

Minesite sustaining capital expenditures	h	32	18	50

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	i	1	1	2

Non-controlling interests		(13)	0	(13)

All-in sustaining costs		78	51	129

Project exploration and evaluation and project costs	g	1	0	1

Project capital expenditures	h	18	0	18

Non-controlling interests		(7)	0	(7)

All-in costs		90	51	141

Ounces sold - equity basis (000s ounces)		129	43	172

Cost of sales per ounce	j,k	791	1,136	877

Total cash costs per ounce	k	450	708	515

Total cash costs per ounce (on a co-product basis)	k,l	527	743	581

All-in sustaining costs per ounce	k	609	1,159	746

All-in sustaining costs per ounce (on a co-product basis)	k,l	686	1,194	812

All-in costs per ounce	k	697	1,159	813

All-in costs per ounce (on a co-product basis)	k,l	774	1,194	879

($ millions, except per ounce information in dollars)				For the three months ended 9/30/20
	Footnote	Loulo- Gounkoto	Kibali	North Mara[m]	Tongon	Bulyanhulu[m]	Buzwagi[m]	Africa & Middle East
Cost of sales applicable to gold production		185	99	73	96	82	79	614

Depreciation		(69)	(43)	(20)	(43)	(28)	(4)	(207)

By-product credits		0	0	(1)	0	(6)	(14)	(21)

Non-recurring items	f	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(23)	0	(8)	(6)	(8)	(9)	(54)

Total cash costs		93	56	44	47	40	52	332

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	3	0	0	0	0	0	3

Minesite sustaining capital expenditures	h	77	14	7	2	2	0	102

Sustaining capital leases		0	5	0	0	0	0	5

Rehabilitation - accretion and amortization (operating sites)	i	2	0	1	0	1	0	4

Non-controlling interests		(16)	0	(1)	0	0	0	(17)

All-in sustaining costs		159	75	51	49	43	52	429

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	11	0	13	0	18	0	42

Non-controlling interests		(2)	0	(2)	0	(3)	0	(7)

All-in costs		168	75	62	49	58	52	464

Ounces sold - equity basis (000s ounces)		136	91	69	65	46	73	480

Cost of sales per ounce	j,k	1,088	1,088	903	1,329	1,502	907	1,106

Total cash costs per ounce	k	682	617	649	731	874	687	691

Total cash costs per ounce (on a co-product basis)	k,l	682	622	656	732	996	863	732

All-in sustaining costs per ounce	k	1,161	817	758	777	913	693	891

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,161	822	765	778	1,035	869	932

All-in costs per ounce	k	1,229	823	912	778	1,243	693	965

All-in costs per ounce (on a co-product basis)	k,l	1,229	828	919	779	1,365	869	1,006

($ millions, except per ounce information in dollars)					For the year ended 12/31/2020
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		1,624	764	575	227	365	3,555	281	3,836

Depreciation		(306)	(221)	(184)	(165)	(94)	(970)	(44)	(1,014)

By-product credits		(2)	(2)	(7)	0	(137)	(148)	(1)	(149)

Non-recurring items	f	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(507)	(208)	(148)	(24)	(51)	(938)	0	(938)

Total cash costs		809	333	236	38	83	1,499	236	1,735

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	30	7	7	8	0	52	1	53

Minesite sustaining capital expenditures	h	381	235	39	35	29	748	79	827

Sustaining capital leases		1	0	0	0	1	4	0	4

Rehabilitation - accretion and amortization (operating sites)	i	8	13	0	2	3	26	1	27

Non-controlling interests		(163)	(98)	(18)	(17)	(13)	(321)	0	(321)

All-in sustaining costs		1,066	490	264	66	103	2,008	317	2,325

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	51	44	0	0	200	0	200

Non-controlling interests		0	(19)	(17)	0	0	(76)	0	(76)

All-in costs		1,066	522	291	66	103	2,132	317	2,449

Ounces sold - equity basis (000s ounces)		1,024	491	332	161	126	2,134	224	2,358

Cost of sales per ounce	j,k	976	957	1,064	869	1,772	1,029	1,256	1,050

Total cash costs per ounce	k	790	678	711	236	649	702	1,056	735

Total cash costs per ounce (on a co-product basis)	k,l	791	680	723	238	1,315	745	1,060	774

All-in sustaining costs per ounce	k	1,041	998	798	405	814	941	1,423	987

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,042	1,000	810	407	1,480	984	1,427	1,026

All-in costs per ounce	k	1,041	1,062	879	405	814	998	1,424	1,039

All-in costs per ounce (on a co-product basis)	k,l	1,042	1,064	891	407	1,480	1,041	1,428	1,078

($ millions, except per ounce information in dollars)				For the year ended 12/31/2020
	Footnote	Pueblo Viejo	Veladero	Porgera[n]	Latin America & Asia Pacific
Cost of sales applicable to gold production		735	213	106	1,054

Depreciation		(224)	(69)	(25)	(318)

By-product credits		(57)	(5)	(1)	(63)

Non-recurring items		0	0	0	0

Other	f	0	0	0	0

Non-controlling interests		(182)	0	0	(182)

Total cash costs		272	139	80	491

General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	g	3	0	2	5

Minesite sustaining capital expenditures	h	132	98	11	241

Sustaining capital leases		0	2	3	5

Rehabilitation - accretion and amortization (operating sites)	i	6	4	0	10

Non-controlling interests		(56)	0	0	(56)

All-in sustaining costs		357	243	96	696

Project exploration and evaluation and project costs	g	1	0	0	1

Project capital expenditures	h	91	15	0	106

Non-controlling interests		(37)	0	0	(37)

All-in costs		412	258	96	766

Ounces sold - equity basis (000s ounces)		541	186	87	814

Cost of sales per ounce	j,k	819	1,151	1,225	938

Total cash costs per ounce	k	504	748	928	604

Total cash costs per ounce (on a co-product basis)	k,l	568	777	934	654

All-in sustaining costs per ounce	k	660	1,308	1,115	856

All-in sustaining costs per ounce (on a co-product basis)	k,l	724	1,337	1,121	906

All-in costs per ounce	k	761	1,390	1,116	942

All-in costs per ounce (on a co-product basis)	k,l	825	1,419	1,122	992

($ millions, except per ounce information in dollars)				For the year ended 12/31/2020
	Footnote	Loulo- Gounkoto	Kibali	North Mara[m]	Tongon	Bulyanhulu[m]	Buzwagi[m]	Africa & Middle East
Cost of sales applicable to gold production		719	397	318	380	184	211	2,209
Depreciation		(267)	(174)	(91)	(167)	(72)	(11)	(782)
By-product credits		0	(1)	(2)	0	(10)	(22)	(35)
Non-recurring items	f	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(90)	0	(36)	(22)	(16)	(28)	(192)
Total cash costs		362	222	189	191	86	150	1,200
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	11	2	0	3	0	0	16
Minesite sustaining capital expenditures	h	213	49	68	8	7	1	346
Sustaining capital leases		3	9	0	2	0	1	15
Rehabilitation - accretion and amortization (operating sites)	i	3	1	4	0	1	0	9
Non-controlling interests		(46)	0	(12)	(1)	(1)	0	(60)
All-in sustaining costs		546	283	249	203	93	152	1,526
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0
Project capital expenditures	h	19	2	35	0	69	0	125
Non-controlling interests		(4)	0	(5)	0	(11)	0	(20)
All-in costs		561	285	279	203	151	152	1,631
Ounces sold - equity basis (000s ounces)		542	364	269	255	103	174	1,707
Cost of sales per ounce	j,k	1,060	1,091	992	1,334	1,499	1,021	1,119
Total cash costs per ounce	k	666	608	702	747	832	859	701
Total cash costs per ounce (on a co-product basis)	k,l	666	612	709	748	913	968	719
All-in sustaining costs per ounce	k	1,006	778	929	791	895	871	893
All-in sustaining costs per ounce (on a co-product basis)	k,l	1,006	782	936	792	976	980	911
All-in costs per ounce	k	1,034	782	1,039	791	1,459	871	954
All-in costs per ounce (on a co-product basis)	k,l	1,034	786	1,046	792	1,540	980	972

($ millions, except per ounce information in dollars)					For the year ended 12/31/2019
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		1,310	751	425	101	154	2,741	247	2,988
Depreciation		(312)	(240)	(140)	(70)	(36)	(798)	(27)	(825)
By-product credits		(1)	(1)	(2)	0	(48)	(52)	(1)	(53)
Non-recurring items	f	(10)	0	0	0	0	(10)	(23)	(33)
Other		0	0	0	0	0	0	0	0
Non-controlling interests		(266)	(99)	(75)	(12)	(27)	(479)	0	(479)
Total cash costs		721	411	208	19	43	1,402	196	1,598
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	17	8	4	6	1	36	1	37
Minesite sustaining capital expenditures	h	307	129	70	26	22	554	47	601
Sustaining capital leases		0	0	1	0	0	1	1	2
Rehabilitation - accretion and amortization (operating sites)	i	10	16	2	0	2	30	2	32
Non-controlling interests		(102)	(44)	(21)	(12)	(10)	(189)	0	(189)
All-in sustaining costs		953	520	264	39	58	1,834	247	2,081
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0
Project capital expenditures	h	0	186	45	0	0	295	0	295
Non-controlling interests		0	(21)	(10)	0	0	(48)	0	(48)
All-in costs		953	685	299	39	58	2,081	247	2,328
Ounces sold - equity basis (000s ounces)		967	798	356	57	45	2,223	217	2,440
Cost of sales per ounce	j,k	1,004	762	846	1,088	2,093	924	1,137	943
Total cash costs per ounce	k	746	515	585	333	947	634	904	655
Total cash costs per ounce (on a co-product basis)	k,l	747	516	588	335	1,600	657	907	677
All-in sustaining costs per ounce	k	984	651	732	681	1,282	828	1,140	851
All-in sustaining costs per ounce (on a co-product basis)	k,l	985	652	735	683	1,935	851	1,143	873
All-in costs per ounce	k	984	854	834	681	1,282	938	1,141	953
All-in costs per ounce (on a co-product basis)	k,l	985	855	837	683	1,935	961	1,144	975

($ millions, except per ounce information in dollars)				For the year ended 12/31/2019
	Footnote	Pueblo Viejo	Veladero	Porgera[n]	Kalgoorlie[o]	Latin America & Asia Pacific
Cost of sales applicable to gold production		721	323	284	223	1,551
Depreciation		(196)	(115)	(42)	(38)	(391)
By-product credits		(61)	(8)	(3)	(1)	(73)
Non-recurring items	f	(2)	(1)	0	0	(3)
Other		0	0	0	0	0
Non-controlling interests		(187)	0	0	0	(187)
Total cash costs		275	199	239	184	897
General & administrative costs		0	0	0	0	0
Minesite exploration and evaluation costs	g	0	3	2	6	11
Minesite sustaining capital expenditures	h	107	91	45	52	295
Sustaining capital leases		0	2	3	4	9
Rehabilitation - accretion and amortization (operating sites)	i	10	5	(2)	3	16
Non-controlling interests		(47)	0	0	0	(47)
All-in sustaining costs		345	300	287	249	1,181
Project exploration and evaluation and project costs	g	8	0	0	0	8
Project capital expenditures	h	0	15	0	0	15
Non-controlling interests		(3)	0	0	0	(3)
All-in costs		350	315	287	249	1,201
Ounces sold - equity basis (000s ounces)		584	271	285	210	1,350
Cost of sales per ounce	j,k	747	1,188	994	1,062	937
Total cash costs per ounce	k	471	734	838	873	664
Total cash costs per ounce (on a co-product basis)	k,l	536	759	848	876	716
All-in sustaining costs per ounce	k	592	1,105	1,003	1,183	874
All-in sustaining costs per ounce (on a co-product basis)	k,l	657	1,130	1,013	1,186	926
All-in costs per ounce	k	600	1,162	1,003	1,183	885
All-in costs per ounce (on a co-product basis)	k,l	665	1,187	1,013	1,186	937

($ millions, except per ounce information in dollars)				For the year ended 12/31/2019
	Footnote	Loulo- Gounkoto	Kibali	North Mara[m]	Tongon	Bulyanhulu[m]	Buzwagi[m]	Africa & Middle East
Cost of sales applicable to gold production		751	403	310	402	45	138	2,049
Depreciation		(295)	(196)	(97)	(186)	(19)	(8)	(801)
By-product credits		0	(1)	(2)	(1)	(1)	(1)	(6)
Non-recurring items	f	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(91)	0	(51)	(23)	(7)	(36)	(208)
Total cash costs		365	206	160	192	18	93	1,034
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	12	3	0	3	0	0	18
Minesite sustaining capital expenditures	h	165	41	48	11	2	0	267
Sustaining capital leases		3	1	0	2	0	1	7
Rehabilitation - accretion and amortization (operating sites)	i	1	0	3	0	1	1	6
Non-controlling interests		(37)	0	(13)	(2)	(1)	0	(53)
All-in sustaining costs		509	251	198	206	20	95	1,279
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0
Project capital expenditures	h	4	2	9	0	3	0	18
Non-controlling interests		(1)	0	(3)	0	(1)	0	(5)
All-in costs		512	253	204	206	22	95	1,292
Ounces sold - equity basis (000s ounces)		575	363	248	245	27	81	1,539
Cost of sales per ounce	j,k	1,044	1,111	953	1,469	1,207	1,240	1,126
Total cash costs per ounce	k	634	568	646	787	676	1,156	673
Total cash costs per ounce (on a co-product basis)	k,l	634	571	654	789	709	1,166	677
All-in sustaining costs per ounce	k	886	693	802	844	773	1,178	834
All-in sustaining costs per ounce (on a co-product basis)	k,l	886	696	810	846	806	1,188	838
All-in costs per ounce	k	891	701	824	846	840	1,178	842
All-in costs per ounce (on a co-product basis)	k,l	891	704	832	848	873	1,188	846

($ millions, except per ounce information in dollars)					For the year ended 12/31/2018
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Golden Sunlight[p]
Cost of sales applicable to gold production		886	828	206			1,921	195	53
Depreciation		(262)	(386)	(28)			(677)	(18)	0
By-product credits		(1)	(1)	0			(2)	(1)	0
Non-recurring items	f	0	0	0			0	0	0
Other		0	0	0			0	0	0
Non-controlling interests		0	0	0			0	0	0
Total cash costs		623	441	178			1,242	176	53
General & administrative costs		0	0	0			0	0	0
Minesite exploration and evaluation costs	g	13	6	0			19	0	0
Minesite sustaining capital expenditures	h	195	65	20			280	42	3
Sustaining capital leases		0	0	0			0	0	0
Rehabilitation - accretion and amortization (operating sites)	i	5	25	1			31	4	3
Non-controlling interests		(10)	0	0			(10)	0	0
All-in sustaining costs		826	537	199			1,562	222	59
Project exploration and evaluation and project costs	g	0	0	0			6	0	0
Project capital expenditures	h	0	276	42			354	0	0
Non-controlling interests		0	0	0			0	0	0
All-in costs		826	813	241			1,922	222	59
Ounces sold - equity basis (000s ounces)		842	1,255	262			2,359	168	30
Cost of sales per ounce	j,k	1,054	659	783			814	1,157	1,755
Total cash costs per ounce	k	740	351	678			526	1,046	1,762
Total cash costs per ounce (on a co-product basis)	k,l	742	352	678			527	1,050	1,772
All-in sustaining costs per ounce	k	983	430	756			664	1,318	1,954
All-in sustaining costs per ounce (on a co-product basis)	k,l	985	431	756			665	1,322	1,964
All-in costs per ounce	k	983	649	916			814	1,320	1,954
All-in costs per ounce (on a co-product basis)	k,l	985	650	916			815	1,324	1,964

($ millions, except per ounce information in dollars)	For the year ended 12/31/2018
	Footnote	Pueblo Viejo	Lagunas Norte[p]	Veladero	Porgera[n]	Kalgoorlie[o]
Cost of sales applicable to gold production		732	337	310	213	288
Depreciation		(185)	(46)	(121)	(42)	(52)
By-product credits		(90)	(13)	(8)	(2)	(2)
Non-recurring items	f	(2)	(166)	(4)	0	0
Other		2	0	0	0	0
Non-controlling interests		(183)	0	0	0	0
Total cash costs		274	112	177	169	234
General & administrative costs		0	0	0	0	0
Minesite exploration and evaluation costs	g	0	2	2	0	10
Minesite sustaining capital expenditures	h	145	20	143	62	26
Sustaining capital leases		0	0	0	0	0
Rehabilitation - accretion and amortization (operating sites)	i	10	25	1	(1)	4
Non-controlling interests		(62)	0	0	0	0
All-in sustaining costs		367	159	323	230	274
Project exploration and evaluation and project costs	g	0	0	0	0	0
Project capital expenditures	h	0	2	0	0	0
Non-controlling interests		0	0	0	0	0
All-in costs		367	161	323	230	274
Ounces sold - equity basis (000s ounces)		590	251	280	213	320
Cost of sales per ounce	j,k	750	1,342	1,112	996	899
Total cash costs per ounce	k	465	448	629	796	732
Total cash costs per ounce (on a co-product basis)	k,l	553	499	654	810	737
All-in sustaining costs per ounce	k	623	636	1,154	1,083	857
All-in sustaining costs per ounce (on a co-product basis)	k,l	711	687	1,179	1,097	862
All-in costs per ounce	k	623	644	1,154	1,083	857
All-in costs per ounce (on a co-product basis)	k,l	711	695	1,179	1,097	862

($ millions, except per ounce information in dollars)				For the year ended 12/31/2018
	Footnote	Loulo- Gounkoto[q]	Kibali[q]	North Mara[m]	Tongon[q]	Bulyanhulu[m]	Buzwagi[m]	Morila[p,q]
Cost of sales applicable to gold production				264		53	139
Depreciation				(62)		(24)	(3)
By-product credits				(2)		(1)	(1)
Non-recurring items	f			0		0	0
Other				0		0	0
Non-controlling interests				(72)		(10)	(49)
Total cash costs				128		18	86
General & administrative costs				0		0	0
Minesite exploration and evaluation costs	g			0		0	0
Minesite sustaining capital expenditures	h			74		3	4
Sustaining capital leases				0		0	0
Rehabilitation - accretion and amortization (operating sites)	i			2		1	1
Non-controlling interests				(27)		(1)	(2)
All-in sustaining costs				177		21	89
Project exploration and evaluation and project costs	g			0		0	0
Project capital expenditures	h			8		4	0
Non-controlling interests				(3)		(1)	0
All-in costs				182		24	89
Ounces sold - equity basis (000s ounces)				212		27	94
Cost of sales per ounce	j,k			795		1,231	939
Total cash costs per ounce	k			603		650	916
Total cash costs per ounce (on a co-product basis)	k,l			609		674	922
All-in sustaining costs per ounce	k			830		754	947
All-in sustaining costs per ounce (on a co-product basis)	k,l			836		778	953
All-in costs per ounce	k			855		848	947
All-in costs per ounce (on a co-product basis)	k,l			861		872	953

a.    On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including Barrick’s 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including Barrick’s 60% share of South Arturo) on a 61.5% basis thereafter.

b.    On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

c.    Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with Barrick’s joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on Barrick’s 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent Barrick’s 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

d.    A 61.5% interest in these sites was acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.    The results for 2018 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the formation of Nevada Gold Mines. Therefore, no comparative figures are provided.

e.    Represents the combined results of Cortez, Goldstrike (including Barrick’s 60% share of South Arturo) and Barrick’s 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent Barrick’s 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

f.    Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of Barrick’s cost of production and have been excluded from the calculation of total cash costs.

g.    Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 88 of the MD&A.

h.    Capital expenditures

Capital expenditures are related to Barrick’s gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, the Goldrush exploration declines, the restart of mining activities at Bulyanhulu, and construction of the third shaft at Turquoise Ridge. Refer to page 87 of the MD&A.

i.    Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of Barrick’s gold operations and accretion on the rehabilitation provision of its gold operations, split between operating and non-operating sites.

j.    Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, Barrick consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); and 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2018 to June 30, 2019)), divided by attributable gold ounces. Commencing January 1, 2019, the effective date of the Merger, the non-controlling interest of 20% Loulo-Gounkoto and 10.3% Tongon is also removed from cost of sales and Barrick’s proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019) is included. Cost of sales applicable to gold per ounce also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

k.    Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.    Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of Barrick’s gold production (net of non-controlling interest) calculated as:

						For the year ended 12/31/20
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero
By-product credits	2	2	7	0	137	148	1	57	5
Non-controlling interest	(1)	(1)	(3)	0	(53)	(57)	0	(23)	0
By-product credits (net of non-controlling interest)	1	1	4	0	84	91	1	34	5

						For the year ended 12/31/20
	Porgera[n]	Kibali	Loulo- Gounkoto	North Mara[m]	Tongon	Bulyanhulu[m]	Buzwagi[m]
By-product credits	1	1	0	2	0	10	22
Non-controlling interest	0	0	0	0	0	(2)	(4)
By-product credits (net of non-controlling interest)	1	1	0	2	0	8	18

				For the year ended 12/31/19
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero
By-product credits	1	1	2	0	48	52	1	61	8
Non-controlling interest	0	0	(1)	0	(18)	(19)	0	(24)	0
By-product credits (net of non-controlling interest)	1	1	1	0	30	33	1	37	8

				For the year ended 12/31/19
	Porgera[n]	Kalgoorlie[o]	Loulo- Gounkoto	Kibali	North Mara[m]	Tongon	Bulyanhulu[m]	Buzwagi[m]
By-product credits	3	1	0	1	2	1	1	1
Non-controlling interest	0	0	0	0	0	0	0	0
By-product credits (net of non-controlling interest)	3	1	0	1	2	1	1	1

				For the year ended 12/31/18
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Golden Sunlight[p]	Pueblo Viejo	Veladero
By-product credits	1	1	0			2	1	0	90	8
Non-controlling interest	0	0	0			0	0	0	(37)	0
By-product credits (net of non-controlling interest)	1	1	0			2	1	0	53	8

				For the year ended 12/31/18
	Porgera[n]	Kalgoorlie[o]	Lagunas Norte[p]	Loulo- Gounkoto[q]	Kibali[q]	North Mara[m]	Tongon[q]	Bulyanhulu[m]	Buzwagi[m]	Morila[p,q]
By-product credits	2	2	13			2		1	1
Non-controlling interest	0	0	0			(1)		0	0
By-product credits (net of non-controlling interest)	2	2	13			1		1	1

m.    Formerly part of Acacia. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not already own. The results presented are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, Barrick consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); on a

100% basis from October 1, 2019 to December 31, 2019; and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

n.    As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data was provided for the three month periods ended December 31, 2020 and September 30, 2020.

o.    On November 28, 2019, Barrick completed the sale of its 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019. The operating results reported for Kalgoorlie reflect the Company’s attributable share of Kalgoorlie’s results until the date of divestiture.

p.    With the end of mining at Lagunas Norte in the third quarter of 2019 and at Golden Sunlight and Morila in the second quarter of 2019 as previously reported, Barrick has ceased to include production or non-GAAP cost metrics for these sites from October 1, 2019 and July 1, 2019, respectively, onwards.

q.    The results for 2018 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the Merger. Therefore, no comparative figures are provided.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended
($ millions, except per pound information in dollars)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Cost of sales	125	154	556	361	558

Depreciation/amortization	(41)	(61)	(208)	(100)	(170)

Treatment and refinement charges	39	39	157	99	144

Cash cost of sales applicable to equity method investments	72	57	267	288	281

Less: royalties and production taxes[a]	(16)	(16)	(54)	(35)	(44)

By-product credits	(5)	(4)	(15)	(9)	(6)

Other	0	0	0	(5)	(11)

C1 cash cost of sales	174	169	703	599	752

General & administrative costs	5	4	18	19	28

Rehabilitation - accretion and amortization	1	2	8	15	16

Royalties and production taxes	16	16	54	35	44

Minesite exploration and evaluation costs	1	2	5	6	4

Minesite sustaining capital expenditures	65	74	223	215	220

Sustaining leases	2	2	9	5	0

Inventory write-downs	0	0	0	0	11

All-in sustaining costs	264	269	1,020	894	1,075

Pounds sold - consolidated basis (millions pounds)	108	116	457	355	382

Cost of sales per pound[b,c]	2.06	1.97	2.02	2.14	2.40

C1 cash costs per pound[b]	1.61	1.45	1.54	1.69	1.97

All-in sustaining costs per pound[b]	2.42	2.31	2.23	2.52	2.82

a.

For the three months and year ended December 31, 2020, royalties and production taxes include royalties of $16 million and $54 million, respectively (September 30, 2020: $16 million, 2019: $34 million and 2018: $39 million).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

c.

Cost of sales per pound related to copper is calculated using cost of sales including Barrick’s proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including Barrick’s proportionate share of copper pounds sold from its equity method investments).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

	For the three months ended
($ millions, except per pound information in dollars)	12/31/20			9/30/20

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	68	125	28	46	154	30

Depreciation/amortization	(17)	(41)	(7)	(12)	(61)	(7)

Treatment and refinement charges	1	33	5	0	34	5

Less: royalties and production taxes[a]	0	(16)	0	0	(16)	0

By-product credits	0	0	(5)	0	0	(4)

Other	0	0	0	0	0	0

C1 cash cost of sales	52	101	21	34	111	24
Rehabilitation - accretion and amortization	0	1	0	0	2	0

Royalties and production taxes	0	16	0	0	16	0

Minesite exploration and evaluation costs	1	0	0	1	0	1

Minesite sustaining capital expenditures	15	48	2	11	63	0

Capital lease payments	1	1	0	1	1	0

Inventory write-downs	0	0	0	0	0	0

All-in sustaining costs	69	167	23	47	193	25

Pounds sold - consolidated basis (millions pounds)	25	65	18	21	74	21

Cost of sales per pound[b,c]	2.68	1.96	1.53	2.20	2.06	1.43

C1 cash costs per pound[b]	2.01	1.58	1.15	1.64	1.49	1.14

All-in sustaining costs per pound[b]	2.70	2.60	1.27	2.27	2.58	1.17

($ millions, except per pound information in dollars)					For the years ended December 31
	12/31/20			12/31/19			12/31/18

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	262	556	104	307	361	93	261	558	98

Depreciation/amortization	(72)	(208)	(27)	(86)	(100)	(27)	(59)	(170)	(19)

Treatment and refinement charges	1	137	19	0	80	19	0	125	19

Less: royalties and production taxes[a]	0	(54)	0	0	(35)	0	0	(39)	(5)

By-product credits	0	0	(15)	0	0	(9)	0	0	(6)

Other	0	0	0	0	0	0	0	(11)	0

C1 cash cost of sales	191	431	81	221	301	76	202	463	87
Rehabilitation - accretion and amortization	0	8	0	5	10	0	0	16	0

Royalties and production taxes[a]	0	54	0	0	35	0	0	39	5

Minesite exploration and evaluation costs	4	0	1	6	0	0	2	2	0

Minesite sustaining capital expenditures	39	175	9	34	166	15	49	154	17

Sustaining leases	5	4	0	3	2	0	0	0	0

Inventory write-downs	0	0	0	0	0	0	0	11	0

All-in sustaining costs	239	672	91	269	514	91	253	685	109

Pounds sold - consolidated basis (millions pounds)	106	277	74	125	169	61	103	222	57

Cost of sales per pound[b,c]	2.46	2.01	1.42	2.46	2.13	1.53	2.55	2.51	1.73

C1 cash costs per pound[b]	1.79	1.56	1.11	1.77	1.79	1.26	1.97	2.08	1.53

All-in sustaining costs per pound[b]	2.25	2.43	1.24	2.15	3.04	1.51	2.47	3.08	1.92

a.

For the three months and year ended December 31, 2020, royalties and production taxes include royalties of $16 million and $54 million, respectively (September 30, 2020: $16 million; 2019: $34 million and 2018: $39 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

c.

Cost of sales per pound applicable to copper is calculated using cost of sales including Barrick’s proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including Barrick’s proportionate share of copper pounds sold from its equity method investments).

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

•	Sales attributable to ore purchase arrangements;

•	Treatment and refining charges; and

•	Cumulative catch-up adjustment to revenue relating to Barrick’s streaming arrangements.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick also excludes export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess its gold sales performance. For these reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended				For the years ended
($ millions, except per ounce/ pound information in dollars)	Gold		Copper		Gold			Copper
	12/31/20	9/30/20	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18	12/31/20	12/31/19	12/31/18
Sales	3,028	3,237	195	219	11,670	9,186	6,600	697	393	512

Sales applicable to non-controlling interests	(934)	(967)	0	0	(3,494)	(1,981)	(734)	0	0	0

Sales applicable to equity method investments[a,b]	168	183	135	121	648	543	0	483	492	442

Realized non-hedge gold/copper derivative (losses) gains	0	0	0	0	0	1	2	0	0	0

Sales applicable to sites in care and maintenance[c]	(41)	(53)	0	0	(170)	(140)	(111)	0	0	0

Treatment and refinement charges	1	4	39	39	7	0	1	157	99	144

Export duties	0	0	0	0	0	0	(1)	0	0	0

Other[d]	(1)	0	0	0	13	22	12	0	0	0

Revenues – as adjusted	2,221	2,404	369	379	8,674	7,631	5,769	1,337	984	1,098

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,186	1,249	108	116	4,879	5,467	4,544	457	355	382

Realized gold/copper price per ounce/pound[e]	1,871	1,926	3.39	3.28	1,778	1.396	1,270	2.92	2.77	2.88

a.

Represents sales of $168 million and $648 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $176 million; 2019: $505 million; 2018: $nil) applicable to Barrick’s 45% equity method investment in Kibali and $nil and $nil, respectively (September 30, 2020: $nil; 2019: $39 million; 2018: $nil) applicable to Barrick’s 40% equity method investment in Morila for gold. Represents sales of $82 million and $298 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $66 million; 2019: $343 million; 2018: $300 million) applicable to Barrick’s 50% equity method investment in Zaldívar and $59 million and $204 million, respectively (September 30, 2020: $59 million; 2019: $168 million; 2018: $161 million) applicable to Barrick’s 50% equity method investment in Jabal Sayid.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.

c.

Figures exclude Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November, and Lagunas Norte starting in the fourth quarter of 2019 from the calculation of realized price per ounce. These assets are producing incidental ounces as they reach the end of their mine lives.

d.	Represents cumulative catch-up adjustment to revenue relating to Barrick’s streaming arrangements. Refer to note 2f to the Consolidated Financial Statements for more information.

e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

•	Acquisition/disposition gains/losses;

•	Foreign currency translation gains/losses;

•	Significant tax adjustments;

•	Unrealized gains/losses on non-hedge derivative instruments; and

•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate the Company’s underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of the Company’s performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of its core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, Barrick uses this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items that the Company adjusts for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of Barrick’s core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of Barrick’s business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18
Net earnings (loss) attributable to equity holders of the Company	685	882	2,324	3,969	(1,545)

Impairment charges (reversals) related to long-lived assets[a]	40	4	(269)	(1,423)	900

Acquisition/disposition (gains) losses[b]	(126)	(2)	(180)	(2,327)	(68)

(Gain) loss on currency translation	16	16	50	109	136

Significant tax adjustments[c]	(2)	(66)	(119)	34	742

Other (income) expense adjustments[d]	15	(90)	71	(687)	366

Unrealized gains (losses) on non-hedge derivative instruments	0	0	0	0	1

Tax effect and non-controlling interest[e]	(12)	(18)	165	1,227	(123)

Adjusted net earnings	616	726	2,042	902	409

Net earnings (loss) per share[f]	0.39	0.50	1.31	2.26	(1.32)

Adjusted net earnings per share[f]	0.35	0.41	1.15	0.51	0.35

a.

Net impairment reversals for the current year primarily relate to non-current asset reversals at Barrick’s Tanzanian assets. Net impairment charges for 2019 primarily relate to non-current asset reversals at Lumwana and Pueblo Viejo, partially offset by impairment charges at Pascua-Lama.

b.

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Eskay Creek, Morila and Bullfrog in the fourth quarter of 2020. This was further impacted by the sale of Massawa in the first quarter of 2020. Acquisition/disposition gains for 2019 primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and the gain on sale of Barrick’s 50% interest in Kalgoorlie.

c.

Significant tax adjustments in the current year primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the GoT. Significant tax adjustments for 2018 primarily relate to the de-recognition of Barrick’s Canadian and Peruvian deferred tax assets.

d.

Other expense adjustments for the current year primarily relate to the impact of changes in the discount rate assumptions on Barrick’s closed mine rehabilitation provision, care and maintenance expenses at Porgera and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to Barrick’s silver sale agreement with Wheaton. Other expense adjustments for 2019 primarily relate to the gain on the de-recognition of the deferred revenue liability relating to Barrick’s silver sale agreement with Wheaton and the gain on a settlement of customs duty and indirect taxes at Lumwana.

e.	Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.

f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

INTERESTS OF EXPERTS

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 17, 2021, in respect of the Company’s Consolidated Financial Statements as at December 31, 2020 and December 31, 2019 and for each of the years then ended and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2020. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the Company’s Management Information Circular and Proxy Statement expected to be dated March 26, 2021. As well, additional financial information is provided in the Company’s 2020 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under IFRS) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2020 (as prepared under IFRS), each of which is available electronically from SEDAR (www.sedar.com) and from EDGAR (www.sec.gov). Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SCHEDULE “A” AUDIT & RISK COMMITTEE MANDATE

Purpose

1.         The purpose of the Audit & Risk Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (a) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (b) the Company’s internal controls over financial reporting; (c) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (d) the external auditor’s qualifications and independence; (e) the performance of the internal audit function and the external auditor; (f) the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and (g) the Company’s financial structure and investment and financial risk management programs generally.

2.         The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditor is responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.      The Committee’s responsibilities include:

External Auditor

(a)

retaining and terminating, and/or making recommendations to the Board and the shareholders with respect to the retention or termination of an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditor that it is ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)

obtaining and reviewing an annual report prepared by the external auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)

evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditor’s independence) all relationships between the external auditor and the Company, including obtaining and reviewing an annual report prepared by the external auditor describing all relationships between the external auditor and the Company;

(e)	approving, or recommending to the Board for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditor prior to the commencement of the engagement;

(f)	reviewing with the external auditor the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditor;

Financial Reporting

(h)

reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(i)

reviewing and discussing with the external auditor the results of its reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditor’s activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)

reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(k)

reviewing and discussing with management and the external auditor the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as types of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)

reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assessing the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)

reviewing and discussing with management, the external auditor and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)

discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)

reviewing and discussing with management, the external auditor and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;

Enterprise Risks

(u)	reviewing:

(i)	the Company’s processes relating to enterprise risk management;

(ii)	the Company’s overall strategy relating to enterprise risks, including financial, regulatory, strategic and operational risks;

(iii)	the Company’s risk tolerance and its alignment with the Company’s strategic plans; and

(iv)	the design and implementation of policies and standards that provide for the monitoring of, and promote compliance with, legal and regulatory requirements;

(v)

at the request of the Board, reviewing and advising on the risk impact of any strategic decision or exposures to countries and key markets where the Company carries on business to ensure that they are in keeping with overall Company risk tolerances;

(w)	reviewing the Company’s material publicly filed disclosure relating to risk and risk management;

(x)	meeting as required with representatives of the Company’s various departments and/or external advisors to discuss the risks faced by the Company and the Company’s risk management activities;

Financial Matters

(y)	reviewing the policies underlying the financial plan of the Company to ensure its adequacy and soundness in providing for the Company’s operational and capital plans;

(z)	reviewing the Company’s debt and equity structure;

(aa)	reviewing proposed major financing activities;

(bb)	reviewing the method for financing proposed major acquisitions by the Company;

(cc)	reviewing the prepayment, redemption, acquisition or defeasance of any material issue of debt or equity;

(dd)	authorizing policies or procedures for entering into investments and reviewing investment strategies for the Company’s cash balances; and

(ee)	reviewing the Company’s financial risk management program, including any significant commodity, currency or interest rate hedging programs;

Other

(ff)	meeting separately, periodically, with each of management, the head of internal audit and the external auditor;

(gg)	reporting regularly to the Board and, where appropriate, making recommendations to management of the Company and/or to the Board;

(hh)	liaising with the Compensation Committee and the Corporate Governance & Nominating Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(ii)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance & Nominating Committee of the Board on an annual basis; and

(jj)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate.

Responsibilities of the Committee Chair

4.     The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities include:

(a)	working with the Executive Chairman and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)

liaising with the Chairs of the Compensation Committee and the Corporate Governance & Nominating Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5.     The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditor and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.     The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.     All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.     Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”.(1) At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.     If a Committee member simultaneously serves on the audit committee of more than two other public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10.    The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditor or the head of internal audit.

11.    The time and place of the meetings of the Committee, the calling of meetings and the procedure at such meetings shall be determined by the Chair of the Committee unless otherwise determined by the articles of the Company or by resolution of the Board, provided that all matters put forward for approval by the Committee shall be determined by majority vote.

(1)     For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.